As filed with the Securities and Exchange Commission on October 7, 2003

Registration No. 333-108262

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERWOVEN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	77-0523543
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

803 11th Avenue

Sunnyvale, California 94089

(408) 774-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David M. Allen

Senior Vice President and Chief Financial Officer

Interwoven, Inc.

803 11th Avenue

Sunnyvale, California 94089

(408) 774-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Horace L. Nash, Esq.	Mahmood M. Panjwani	Kenton J. King, Esq.
Douglas N. Cogen, Esq.	President and Chief Executive Officer	Celeste E. Greene, Esq.
William L. Hughes, Esq.	iManage, Inc.	Skadden, Arps, Slate,
Fenwick & West LLP	950 Tower Lane, Suite 500	Meagher & Flom LLP
801 California Street	Foster City, California 94404	525 University Avenue, Suite 1100
Mountain View, California 94041	(650) 577-6500	Palo Alto, California 94301
(650) 988-8500		(650) 470-4500

Approximate date of commencement of proposed sale of the securities to the public:    Upon consummation of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum Aggregate Offering Price(3)	Amount of registration fee

Common Stock, par value $0.001 per share	7,414,660	$6.755	$19,666,922	$1,592

(1)	On August 27, 2003, Interwoven, Inc. registered 51,286,115 shares of its common stock and paid a registration fee of $9,549, based on 24,488,428 shares of iManage common stock outstanding as of August 5, 2003, in connection with the original filing of this registration statement on Form S-4 (File No. 333-108262). Interwoven, Inc. hereby supplements its original registration fee to account for shares of Interwoven, Inc.’s common stock that may be issued in the merger described herein with respect to shares of iManage, Inc.’s common stock that have been issued following August 5, 2003, or are or will be issuable through and including November 30, 2003, upon exercise of outstanding options to purchase shares of iManage, Inc.’s common stock.

(2)	$3.225 per share of Interwoven, Inc. common stock.

(3)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) under the Securities Act, based on (i) $6.755, the average of the high and low sales price per share of the iManage, Inc.’s common stock on The NASDAQ National Market on October 1, 2003, and (ii) the supplemental maximum number of shares of the iManage, Inc.’s common stock to be canceled in connection with the merger described herein less (iii) $1.20 in cash to be paid for each share of iManage, Inc.’s common stock to be acquired by Interwoven, Inc. in the merger described herein.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

October 7, 2003

Dear Interwoven and iManage Stockholders:

On behalf of the boards of directors of Interwoven, Inc. and iManage, Inc., we are pleased to deliver our joint proxy statement/prospectus for the proposed merger involving Interwoven and iManage. We are seeking the approval of both Interwoven and iManage stockholders with respect to this transaction.

Upon completion of the merger, iManage stockholders will be entitled to receive $1.20 in cash (without interest) and 2.0943 shares of Interwoven common stock for each share of iManage common stock then held by them. The exchange ratio will be adjusted to 0.523575 in the event that a proposed reverse stock split of Interwoven common stock is approved by the Interwoven stockholders and implemented by the Interwoven board of directors at their discretion. The shares of Interwoven common stock issued to iManage stockholders in connection with the merger are expected to represent approximately 36% of the outstanding shares of Interwoven common stock immediately following the consummation of the merger, based on the number of shares Interwoven and iManage common stock outstanding on September 30, 2003. Interwoven common stock is traded on The NASDAQ National Market under the trading symbol “IWOV”. On September 30, 2003, the closing sale price of Interwoven common stock was $2.69 as reported on The NASDAQ National Market.

For Interwoven and iManage to complete the merger, Interwoven stockholders must vote to approve the issuance of shares of Interwoven common stock in connection with the merger, and iManage stockholders must vote to approve and adopt the merger agreement and approve the merger. Each of Interwoven and iManage will hold a special meeting of stockholders to obtain these and other approvals. At the Interwoven special meeting, Interwoven stockholders are also being asked to authorize the Interwoven board of directors to amend Interwoven’s certificate of incorporation to effect a one-for-four reverse stock split of Interwoven common stock.

After careful consideration, the Interwoven board of directors recommends that Interwoven stockholders vote “FOR” the proposal to approve the issuance of shares of Interwoven common stock in connection with the merger and “FOR” the proposed reverse stock split.

After careful consideration, the iManage board of directors declared that the merger agreement is advisable and in the best interests of iManage stockholders and recommends that iManage stockholders vote “FOR” the proposal to approve and adopt the merger agreement that has been entered into between the parties and approve the merger.

The Interwoven special meeting of stockholders will be held on November 18, 2003 at 10 a.m. local time at 803 11th Avenue, Sunnyvale, California. The iManage special meeting of stockholders will be held on November 18, 2003 at 10 a.m. local time at 950 Tower Lane, Suite 500, Foster City, California. Stockholders are cordially invited to attend.

We encourage you to read this joint proxy statement/prospectus for important information about the merger and the special meeting of your company. In particular, you should carefully consider the discussion in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting of stockholders of your company, please take the time to vote by completing and mailing the enclosed proxy card or voting instruction card and returning it in the pre-addressed envelope provided as soon as possible.

Sincerely,	Sincerely,

Martin W. Brauns	Mahmood M. Panjwani
President, Chief Executive Officer and Chairman of the Board of Directors Interwoven, Inc.	President and Chief Executive Officer and Chairman of the Board of Directors iManage, Inc.

Please Vote Your Proxy Today

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated October 7, 2003, and is first being mailed to stockholders of Interwoven and iManage on or about October 14, 2003.

Interwoven, Inc.

803 11th Avenue

Sunnyvale, California 94089

(408) 774-2000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 18, 2003

To the stockholders of Interwoven, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Interwoven, Inc., a Delaware corporation, will be held on November 18, 2003 at 10 a.m., local time, at 803 11th Avenue, Sunnyvale, California.

At the special meeting of the stockholders, you will be asked to consider and vote upon the following proposals:

1.  To approve the issuance of shares of Interwoven common stock to iManage stockholders pursuant to the Agreement and Plan of Merger, dated as of August 6, 2003, by and among Interwoven, Inc., Mahogany Acquisition Corporation, a wholly-owned subsidiary of Interwoven, and iManage, Inc.; and

2.  To authorize the Interwoven board of directors to amend Interwoven’s existing certificate of incorporation to effect a one-for-four reverse stock split of the shares of Interwoven common stock.

No other business will be considered at the meeting.

We describe these items more fully in this joint proxy statement/prospectus. Please give your careful attention to all of the information in this joint proxy statement/prospectus.

The board of directors of Interwoven has fixed the close of business on September 30, 2003 as the record date for determining which Interwoven stockholders of record are entitled to receive notice of, and to vote at, the Interwoven special meeting and any adjournment or postponement thereof. Only holders of record of shares of Interwoven common stock on the record date are entitled to receive notice of and to vote at the special meeting or any adjournment or postponement of the Interwoven special meeting. The issuance of the shares of Interwoven common stock in connection with the merger will require the affirmative vote of a majority of the total shares cast at the Interwoven special meeting. The approval of the proposal to authorize Interwoven’s board of directors to implement a one-for-four reverse stock split will require the affirmative vote of a majority of the shares outstanding as of the record date, and the approval of that proposal is not a condition to closing of the merger.

Your vote is important. Whether or not you plan to attend the special meeting in person, we request that you complete, sign, date and return the enclosed proxy or voting instruction card as soon as possible. For specific instructions on how to vote your shares, please refer to the section of this joint proxy statement/prospectus entitled “The Special Meeting of Interwoven Stockholders” beginning on page 49 and the instructions on the enclosed proxy card or voting instruction card. If you need any assistance in the voting of your proxy, please contact MacKenzie Partners, Inc. at (800) 322-2885 (call toll-free) or (212) 929-5500 (call collect).

By order of the board of directors,

David M. Allen

Senior Vice President and Chief Financial Officer

October 7, 2003

Sunnyvale, California

iManage, Inc.

950 Tower Lane, Suite 500

Foster City, California 94404

(650) 577-6500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 18, 2003

Dear iManage stockholder:

You are cordially invited to attend the Special Meeting of Stockholders of iManage, Inc., a Delaware corporation. The meeting will be held on November 18, 2003 at 10 a.m. local time at our headquarters at 950 Tower Lane, Suite 500, Foster City, California 94404, for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 6, 2003, among iManage, Inc., Interwoven, Inc. and Mahogany Acquisition Corporation, and approve the merger contemplated by such Agreement and Plan of Merger; and

2. To grant discretionary authority to adjourn or postpone the iManage special meeting to another time or place for the purpose of soliciting additional proxies.

No other business will be considered at the meeting.

These proposals are described more fully in the joint proxy statement/prospectus. Please give your careful attention to all of the information in the joint proxy statement/prospectus.

Only stockholders of record of iManage common stock at the close of business on September 30, 2003, the record date, or their proxies can vote at this special meeting or any adjournment(s) or postponement(s) that may take place. Approval and adoption of the merger agreement and approval of the merger require the affirmative vote of the stockholders of a majority of the shares of iManage’s common stock outstanding on the record date.

iManage stockholders have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of iManage common stock under applicable provisions of Delaware law. In order to perfect and exercise appraisal rights, iManage stockholders must give written demand for appraisal of their shares to iManage before the taking of the vote on the merger at the special meeting and must not vote in favor of the merger. A copy of the applicable Delaware statutory provisions is included as Annex F of the attached joint proxy statement/prospectus, and a summary of these provisions can be found under the section entitled “The Merger—Appraisal rights” beginning on page 86 of the attached joint proxy statement/prospectus.

Your vote is important. Whether or not you expect to attend the special meeting in person, you are urged to complete, sign, date and return the enclosed proxy card or voting instruction card as soon as possible. Instructions for voting your shares are included on the enclosed proxy or voting instruction card. For specific instructions on how to vote your shares, please refer to the section of this joint proxy statement/prospectus entitled “The Special Meeting of iManage Stockholders” beginning on page 52. If you are a stockholder of record and you send in your proxy and then decide to attend the special meeting to vote your shares in person, you may still do so. If you need any assistance in the voting of your proxy, please contact MacKenzie Partners, Inc. at (800) 322-2885 (call toll-free) or (212) 929-5500 (call collect).

By order of the board of directors,

John E. Calonico, Jr.

Chief Financial Officer and Secretary

October 7, 2003

Foster City, California

i

COMPARISON OF RIGHTS OF HOLDERS OF INTERWOVEN COMMON STOCK AND iMANAGE COMMON STOCK	120

Authorized Capital Stock	120
Number and Classification of Directors	120
Removal of Directors	120
Filling Vacancies on the Board of Directors	120
Notice of Stockholder Action	121
Stockholder Action Without a Meeting	121
Right to Call a Special Meeting of Stockholders	121
Submission of Stockholder Proposals	121
Charter Amendments	122
Amendment of Bylaws	122
Stockholder Rights Plan	122
State Anti-Takeover Statutes	122
Limitation of Liability of Directors	122
Indemnification of Directors and Officers	123

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT OF INTERWOVEN, INC.	124

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT OF iMANAGE, INC.	125

PROPOSAL NO. 2 BEING SUBMITTED TO A VOTE OF INTERWOVEN STOCKHOLDERS AUTHORIZATION TO AMEND INTERWOVEN’S CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT	127

General	127
Effects of the Reverse Stock Split	128
Consequences of the Reverse Stock Split	128
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split	129
Vote Required; Recommendation of the Board of Directors	129

PROPOSAL NO. 2 BEING SUBMITTED TO A VOTE OF iMANAGE STOCKHOLDERS GRANTING OF AUTHORITY TO ADJOURN OR POSTPONE THE iMANAGE SPECIAL MEETING	130

Vote Required; Recommendation of the Board of Directors	130

EXPERTS	131

LEGAL MATTERS	131

DOCUMENTS INCORPORATED BY REFERENCE	132

WHERE YOU CAN FIND MORE INFORMATION	134

This joint proxy statement/prospectus incorporates important business and financial information about Interwoven and iManage from other documents that each company has filed with the SEC but that have not been included in or delivered with this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please refer to the section of this joint proxy statement/prospectus entitled “Documents Incorporated by Reference” beginning on page 132. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Interwoven’s and iManage’s SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at  http://www.sec.gov.

Interwoven and iManage will provide you with copies of this information, without charge, excluding all exhibits, unless those exhibits are specifically incorporated by reference into this joint proxy statement/prospectus upon written or oral request. You should make any request for documents by November 13, 2003 to ensure timely delivery of the documents.

Requests for documents relating to Interwoven should be directed to:	Request for documents related to iManage should be directed to:
Interwoven, Inc. 803 11th Avenue Sunnyvale, California 94089 Attention: Investor Relations (408) 774-2000 Web site: http://www.interwoven.com	iManage, Inc. 950 Tower Lane, Suite 500 Foster City, California 94404 Attention: Investor Relations (650) 577-6500 Web site: http://www.imanage.com

Except as specifically noted, stock or stock-related figures in this joint proxy statement/prospectus have not been adjusted to show the effect of Interwoven’s proposed one-for-four reverse stock split.

Interwoven, TeamSite, MetaTagger, OpenDeploy, DataDeploy, MetaCode, MetaFinder, MetaSource, OpenTransform, SmartContext, TeamCatalog, TeamCode, TeamDoc, TeamPortal, TeamTurbo, TeamXML, TeamXpress, VisualAnnotate, the taglines, logo and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions. All other trademarks are owned by their respective owners.

iManage, I-Manage, Primera, InfoRite, InfoLook, iManage MailSite, iManage WorkSite, DeskSite, WorkDocs, WorkPortal, WorkRoute, WorkTeam, iManageWorkTeam, iManage WorkKnowledge and any logos are trademarks of iManage, Inc., which may be registered in certain jurisdictions. All other trademarks are owned by their respective owners.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER AND

SPECIAL MEETINGS OF STOCKHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Interwoven and iManage special meetings, and in particular, the proposed merger. These questions and answers may not address all questions that may be important to you. Please refer to the more detailed information contained elsewhere in this joint proxy statement/prospectus, and its annexes to this joint proxy statement/prospectus and in the documents referred to or incorporated by reference in this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Interwoven and iManage have agreed to merge pursuant to the terms of a merger agreement that is described in this joint proxy statement/prospectus; a copy of the merger agreement is attached as Annex A. For specific information regarding the merger agreement, please refer to the section entitled “The Merger Agreement” beginning on page 90 of this joint proxy statement/prospectus.

To complete the merger, Interwoven stockholders must approve the issuance of shares of Interwoven common stock in connection with the merger and iManage stockholders must approve and adopt the merger agreement and approve the merger, and all other conditions of the merger must be satisfied or waived.

Interwoven and iManage will hold separate special meetings of their respective stockholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the Interwoven and iManage special stockholder meetings, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your special meeting.

General questions and answers about the merger

Q:	Why is the merger being proposed?

A:	The boards of directors and managements of Interwoven and iManage believe that the merger is in the best interests respectively of Interwoven, iManage and their respective stockholders, customers and partners. Both companies believe that the merger will position the combined company as a leading enterprise content management company with the ability to provide an end-to-end content lifecycle management platform. Interwoven and iManage believe that potential benefits to the merger include:

•	combined technological resources that may allow the combined company to develop new products and greater functionality for existing products;

•	greater marketing resources and financial strength that may present improved opportunities for marketing the products of the combined company; and

•	new sales opportunities that may result from combining the virtually non-overlapping customer bases of Interwoven and iManage.

For a more complete description of the factors considered by the board of directors of Interwoven underlying the recommendation of the Interwoven board, please refer to the section of this joint proxy statement/prospectus entitled “The Merger—Interwoven’s reasons for the merger” beginning on page 62, and for a more complete description of the factors considered by the board of directors of iManage underlying the recommendation of the iManage board, please refer to the section of this joint proxy statement/prospectus entitled “The Merger—iManage’s reasons for the merger” beginning on page 64.

Q:	When do you expect the merger to be completed?

A:	Interwoven and iManage are working toward completing the merger as quickly as possible. In addition to obtaining stockholder approvals and regulatory approvals, all other closing conditions set forth in the merger agreement must be satisfied or waived. Interwoven and iManage anticipate that the closing of the merger will occur in the fourth quarter of calendar year 2003, but we cannot predict the exact timing.

Q:	Are any stockholders already committed to voting in favor of the merger?

A:	Yes. Directors and officers of iManage who collectively own approximately 22.2% of the shares of iManage common stock outstanding on September 30, 2003, have agreed to vote their shares of iManage common stock in favor of the proposal to adopt and approve the merger agreement and approve the merger. Directors and officers of Interwoven, who collectively own approximately 4.3% of the shares of Interwoven common stock outstanding on September 30, 2003, have agreed to vote their shares of Interwoven common stock in favor of the proposal to issue shares of Interwoven common stock pursuant to the merger agreement.

For a more complete description of voting arrangements please refer to the sections of this joint proxy statement/prospectus entitled “Other Agreements—Voting agreements—iManage voting agreements” beginning on page 106 and “Other Agreements—Voting agreements—Interwoven voting agreements” beginning on page 107. The full text of the iManage voting agreement is set forth in Annex C and the full text of the Interwoven voting agreement is set forth in Annex D.

Q:	What risks should I consider in deciding whether to vote for the merger?

A:	You should carefully review the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

Q:	What do I need to do now?

A:	Please carefully review this joint proxy statement/prospectus and vote the proxy card or voting instruction card you receive or, if available, vote by Internet or telephone as soon as possible so that your shares may be represented at the applicable special meeting of stockholders.

Q:	What happens if I do not return a proxy or voting instruction card or otherwise vote?

A:	Both companies urge you to vote at your company’s special meeting. Failing to vote will not affect the proposal to issue shares of Interwoven common stock in connection with the merger, but it may have an impact on the proposal to authorize the Interwoven board of directors to implement a one-for-four reverse stock split. Abstentions will have the same effect as voting “AGAINST” the proposal to authorize the reverse stock split. Failure to vote or to give voting instructions to your broker or nominee will have the same effect as voting “AGAINST” the proposal to approve and adopt the merger agreement and approve the merger.

For a more complete description of the voting procedures, please refer to the sections of this joint proxy statement/prospectus entitled “The Special Meeting of Interwoven Stockholders” beginning on page 49 and “The Special Meeting of iManage Stockholders” beginning on page 52 .

Q:	May I vote in person?

A:	Yes. If you are a stockholder of record, you may attend your company’s special meeting of stockholders and vote your shares in person rather than signing and returning your proxy card. If your shares are held in a brokerage account or if your shares are held by a bank or nominee (i.e., in “street name”), you must obtain a proxy from your broker or bank in order to attend your company’s special meeting of stockholders and vote.

Q:	May I change my vote after I have mailed my signed proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy card is voted at your company’s special meeting. You can do this in one of three ways. First, you can send a written, dated notice stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy voting instruction card or later-dated voting instruction card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card or later-dated voting instruction card for Interwoven shares to the address on page 51 and for iManage shares to the address on page 54 of this joint proxy statement/prospectus for delivery by November 17, 2003. Third, you can attend your company’s special meeting and vote your shares in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change those instructions.

Q:	How can I vote?

A:	If you are a stockholder of record, you may submit a proxy for your company’s special meeting by: completing, signing, dating and returning the proxy card in the pre-addressed envelope provided; using the telephone; or using the Internet. For specific instructions on how to use the telephone or the Internet to submit a proxy for the special meeting, please refer to the instructions on your proxy card.

If you hold your shares of common stock in a brokerage account or if your shares are held in “street name”, you must provide the stockholder of record of your shares with instructions on how to vote your shares. Please check the voting instruction card included by your broker or nominee for directions on providing instructions to vote your shares and to see if you may use the telephone or the Internet to provide instructions on how to vote your shares.

If you are a stockholder of record, you may also vote at your company’s special meeting. If you hold shares in street name, you may not vote in person at the special meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q:	What should I do if I receive more than one set of voting materials?

A:	Please complete, sign, date and return each proxy card or voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If your shares are held in more than one name, you will receive more than one proxy or voting instruction card. In addition, if you are a stockholder of both Interwoven and iManage, you may receive one or more separate proxy or voting instruction cards for each company. If you are in this situation, please return proxy or instruction cards for both companies. Therefore, please sign, date and return each proxy or voting instruction card you receive, whether from Interwoven or iManage.

Q:	Who can help answer my questions?

A:	If you would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the proposed merger, including the procedures for voting your shares, you should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Call Toll Free: (800) 322-2885

or Call Collect: (212) 929-5500

Questions and answers for Interwoven stockholders

Q:	When and where is the Interwoven special meeting?

A:	The Interwoven special meeting will take place at 803 11th Avenue, Sunnyvale, California on November 18, 2003 at 10 a.m., local time.

Q:	What matters are Interwoven stockholders being asked to approve at the Interwoven special meeting?

A:	Interwoven stockholders are being asked to vote “FOR” two matters at the Interwoven special meeting:

•	approval of the proposal to issue shares of Interwoven common stock pursuant to the merger agreement with iManage; and

•	approval of a proposal to authorize the one-for-four reverse stock split of the Interwoven common stock.

No other business will be considered at the Interwoven special meeting.

Q:	Why is Interwoven proposing a reverse stock split in connection with this merger?

A:	The Interwoven board of directors believes it is in the best interests of Interwoven and its stockholders to effect a one-for-four reverse stock split of Interwoven common stock. The reverse stock split is intended to increase the marketability and liquidity of Interwoven common stock. Interwoven believes that the current market price of Interwoven common stock may diminish the effective marketability of Interwoven common stock because of the reluctance of many brokerage firms to recommend lower-priced stocks to their clients. Additionally, Interwoven believes that the policies and practices of a number of brokerage houses tend to discourage individual brokers within those firms from dealing in lower-priced stocks. Interwoven also believes that the relatively low price and large number of outstanding shares of Interwoven common stock, when compared with the market prices of the common stock of other companies in its industry, impairs the marketability of Interwoven common stock to institutional investors and members of the investing public and creates a negative impression with respect to Interwoven. Interwoven’s certificate of incorporation will be amended to effect the reverse stock split if it is approved and the Interwoven board of directors exercises its discretion to effect the reverse stock split.

Q:	How many shares will the combined company’s stockholders receive if the reverse stock split is effected?

A:	If Interwoven stockholders approve the reverse stock split, each Interwoven stockholder of the combined company would receive one share of common stock for every four shares that they own as of the record date of the reverse stock split.

Q:	How does the Interwoven board of directors recommend that I vote?

A:	Interwoven’s board of directors unanimously recommends that Interwoven stockholders vote “FOR” the proposal to approve the issuance of Interwoven common stock to the iManage stockholders pursuant to the merger agreement, and “FOR” the proposal to authorize the reverse stock split. For a description of the reasons underlying the recommendation of the Interwoven board of directors, please refer to the section of this joint proxy statement/prospectus entitled “The Merger—Interwoven’s reasons for the merger” beginning on page 62.

Q:	What vote of Interwoven stockholders is required to approve the issuance of shares of Interwoven common stock pursuant to the merger agreement?

A:	Approval of the proposal to issue shares of Interwoven common stock pursuant to the merger agreement requires the presence, in person or by proxy, of the holders of a majority of the shares outstanding as of September 30, 2003, and the affirmative vote of a majority of the total votes cast at the special meeting so long as a quorum is present. However, approval of the proposal to authorize the Interwoven board of directors to implement a one-for-four reverse stock split is not a condition to closing of the merger. For a more complete description of voting, please refer to the section of this joint proxy statement/prospectus entitled “The Special Meeting of Interwoven Stockholders” beginning on page 49.

Q:	What vote of Interwoven stockholders is required to authorize the reverse stock split?

A:	Approval of the proposal to authorize the reverse stock split requires the affirmative vote of the holders of a majority of the shares of Interwoven common stock outstanding on September 30, 2003.

Q:	Should Interwoven stockholders send in their Interwoven stock certificates now?

A:	No, you should not send in your stock certificate with your proxy. Following approval by stockholders, if the Interwoven board of directors effects the reverse stock split, a letter of transmittal will be sent to you if you are an Interwoven stockholder, informing you where to deliver your Interwoven stock certificates in order to receive stock certificates representing Interwoven common stock following the reverse stock split. You should not send in your Interwoven common stock certificates prior to receiving this letter of transmittal.

Q:	Will there be any other business conducted?

A:	The only items of business to be considered at the special meeting are the proposal to authorize the issuance of shares of Interwoven common stock in connection with iManage merger and the proposal to authorize the reverse stock split.

Q:	What happens if I do not indicate how to vote on my proxy or voting instruction card?

A:	If you sign and send in your proxy or voting instruction card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” for the issuance of shares of Interwoven common stock in connection with the merger, and “FOR” authorization for the Interwoven board of directors to implement a reverse stock split.

Questions and answers for iManage stockholders

Q:	When and where is the iManage special meeting?

A:	The iManage special meeting will take place at 950 Tower Lane, Suite 500, Foster City, California on November 18, 2003 at 10 a.m., local time.

Q:	What will iManage stockholders receive in the merger?

A:	If the merger is completed, iManage stockholders will be entitled to receive, for each share of iManage common stock, $1.20 in cash (without interest) and 2.0943 shares of Interwoven common stock (0.523575 shares if the Interwoven reverse stock split is effected). iManage stockholders will not receive fractional shares of Interwoven common stock. Instead, iManage stockholders will receive the cash value of any fraction share of Interwoven common stock that iManage stockholders might otherwise have been entitled to receive.

Q:	What will happen to iManage’s outstanding stock options under its equity compensation plans?

A:	Options to purchase shares of iManage common stock will be assumed by Interwoven and will be converted into options to purchase shares of Interwoven common stock. The number of shares of Interwoven common stock issuable upon the exercise of these options, and their respective exercise prices, with such adjustments as are appropriate, will be calculated using a modified version of the exchange ratio for the merger that is equal to the sum of 2.0943 (0.523575 if the Interwoven reverse split is effected) plus the quotient of, (x) $1.20 divided by (y) the 5-day trailing average of the closing price of Interwoven common stock as reported on The NASDAQ National Market on the trading day immediately preceding the date on which the merger is completed.

Q:	How will the merger affect my participation in the 1999 Employee Stock Purchase Plan of iManage?

A:	When the merger is completed, Interwoven will assume the 1999 Employee Stock Purchase Plan of iManage and each outstanding purchase right will be converted into a right to purchase Interwoven common stock, adjusted as appropriate to satisfy applicable law and to preserve the inherent value of the outstanding purchase rights without causing material detriment to their holders. The 1999 Employee Stock Purchase Plan of iManage and all purchase dates under it shall terminate on January 31, 2004 or a later date that Interwoven and iManage mutually decide. When this plan is terminated, each participant who remains an Interwoven employee will have the right to participate in Interwoven’s 1999 Employee Stock Purchase Plan.

Q:	How does the board of directors of iManage recommend that I vote?

A:	After careful consideration, the iManage board of directors determined that the merger with Interwoven is advisable, fair to and in the best interests of iManage and its stockholders and approved the merger agreement and the merger. Accordingly, the iManage board of directors recommends that iManage stockholders vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger. For a description of the reasons underlying the recommendation of the iManage board of directors with respect to the merger, please refer to the section of this joint proxy statement/prospectus entitled “The Merger—iManage’s reasons for the merger” beginning on page 64. The iManage board of directors also recommends that iManage stockholders vote “FOR” the proposal to grant discretionary authority to adjourn or postpone the iManage special meeting.

Q:	What vote of iManage stockholders is required to approve and adopt the merger agreement and approve the merger?

A:	The adoption and approval of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of the shares of iManage common stock outstanding on September 30, 2003.

For a more complete description of voting, please refer to the section of this joint proxy statement/prospectus entitled “The Special Meeting of iManage Stockholders” beginning on page 52.

Q:	What vote of iManage stockholders is required to approve the proposal to grant discretionary authority to adjourn or postpone the iManage special meeting?

A:	The affirmative vote of a majority of the votes cast and entitled to vote is required to approve this proposal.

Q:	How will voting on any other business be conducted?

A:	No other business will be conducted at the special meeting.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” approval and adoption of the merger agreement and approval of the merger and “FOR” the grant of authority to adjourn the iManage special meeting.

Q:	Should iManage stockholders send in their iManage stock certificates now?

A:	No. You should not send in your stock certificate with your proxy. Following the merger, a letter of transmittal will be sent to iManage stockholders informing them where to deliver their iManage stock certificates in order to receive stock certificates representing Interwoven common stock and cash consideration. You should not send in your iManage common stock certificates prior to receiving this letter of transmittal.

Q:	Are iManage stockholders entitled to dissenters’ or appraisal rights?

A:	Yes. Under Delaware law, because a portion of the merger consideration is being paid in cash, iManage stockholders may exercise appraisal rights in connection with the merger. The provisions of Delaware law governing appraisal rights are complex, and you should study them carefully if you wish to exercise appraisal rights. A stockholder may take actions that prevent that stockholder from successfully asserting these rights, and multiple steps must be taken to properly exercise and perfect the rights. A copy of Section 262 of the Delaware General Corporation Law, or DGCL, is attached to this joint proxy statement/prospectus as Annex F.

For a more complete description of the appraisal rights, please refer to the section of this joint proxy statement/prospectus entitled “The Merger—Appraisal rights” beginning on page 86.

Q:	What are the federal income tax consequences of the merger to iManage stockholders?

A:	Interwoven and iManage each expect the merger to qualify as a reorganization for United States federal income tax purposes. If the merger qualifies as a reorganization, for United States federal income tax purposes, iManage stockholders will recognize gain (but not loss) only to the extent of the $1.20 per share cash consideration received for each share of iManage common stock. iManage’s stockholders will recognize gain or loss on the receipt of cash in lieu of a fractional share.

We urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

For a more detailed description of the tax consequences of the merger, please refer to the section of this joint proxy statement/prospectus entitled “The Merger—Material U.S. federal income tax consequences” beginning on page 84.

Q:	Will iManage stockholders be able to trade the Interwoven common stock received in connection with the merger?

A:	The shares of Interwoven common stock issued in connection with the proposed merger will be freely tradeable, unless you are an “affiliate” of iManage (as defined in the Securities Act). If you are an affiliate of iManage, you will be required to comply with applicable restrictions of Rule 145 of the Securities Act in order to resell shares of Interwoven common stock you receive in the merger.

Q:	Who can answer my questions about the merger or iManage’s special meeting of stockholders?

A:	If you would like additional copies of this joint proxy statement/prospectus without charge or if you have questions about the merger or iManage’s special meeting of stockholders, including the procedures for voting your shares, you should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Call Toll Free: (800) 322-2885

or Call Collect: (212) 929-5500

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information about the merger that is important to you. To understand the transaction more fully and for a more complete description of the legal terms of the transaction, you should read carefully the entire joint proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference. In addition, both companies encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about Interwoven and iManage. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 134. The page citations in parentheses refer to locations of more complete descriptions of the topics presented in the summary.

Except as specifically noted, stock or stock-related figures in this joint proxy statement/prospectus have not been adjusted to show the effect of Interwoven’s proposed one-for-four reverse stock split.

The parties to the merger

Interwoven, Inc.

803 11th Avenue

Sunnyvale, California 94089

(408) 774-2000

Interwoven provides a software platform, solutions and services that help customers automate the process of developing, managing and deploying content utilized in important software applications used by business enterprises, such as customer relationship management and enterprise portal applications. Interwoven’s “Open Content Platform” consists of a comprehensive suite of products that enables businesses to take advantage of content-rich applications to deliver business value. This platform addresses the needs of a small group of users and scales to serve the global enterprise. Interwoven’s products are designed to allow many types of contributors within an organization to create, manage, tag and deploy code and content assets, such as documents, database information, XML and HTML content, and application code, to a host of enterprise applications and initiatives.

Interwoven common stock is traded on The NASDAQ National Market (symbol: IWOV).

Mahogany Acquisition Corporation

803 11th Avenue

Sunnyvale, California 94089

(408) 774-2000

Mahogany Acquisition Corporation is a wholly-owned subsidiary of Interwoven, formed solely to effect the merger with iManage, and Mahogany Acquisition Corporation has not conducted any business. Pursuant to the merger agreement, iManage will merge with and into Mahogany Acquisition Corporation, which will continue as the surviving corporation, re-named “iManage, Inc.”

iManage, Inc.

950 Tower Lane, Suite 500

Foster City, California 94404

(650) 577-6500

iManage, Inc. provides collaborative document management that enables businesses to manage and collaborate efficiently on critical business content across the extended enterprise. We refer to these software products as collaboration document management products. iManage’s product suite, iManage WorkSite, delivers document management, collaboration, workflow and knowledge management accessible through a portal in a single integrated Internet solution. We believe that iManage WorkSite improves communication and process efficiency, providing faster response times and a rapid return on investment for our customers. More than 600,000 users in over 1,300 businesses are utilizing iManage WorkSite.

iManage common stock is traded on The NASDAQ National Market (symbol: IMAN).

The merger and the merger agreement (see pages 55 and 90)

General.    Interwoven and iManage have entered into a merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A. Both companies urge you to read the merger agreement carefully. Under the terms of the merger agreement, it is anticipated that iManage will merge with and into Mahogany Acquisition Corporation, a wholly-owned subsidiary of Interwoven which will continue as the surviving corporation and be re-named “iManage, Inc.”

Merger consideration.    Upon the consummation of the merger, iManage stockholders will be entitled to receive for each share of iManage common stock, $1.20 in cash (without interest) and 2.0943 shares of Interwoven common stock, or the merger exchange ratio. If the reverse stock split is approved by Interwoven stockholders and effected by the Interwoven board of directors, the number of shares of Interwoven common stock iManage stockholders would be entitled to receive upon consummation of the merger will be adjusted; as a result, upon consummation of the merger iManage stockholders would be entitled to receive for each share of iManage common stock, $1.20 in cash (without interest) and 0.523575 shares of Interwoven common stock.

Assumption of options.    If the merger is consummated, Interwoven will assume each outstanding option to purchase iManage common stock and convert it into an option to acquire shares of Interwoven common stock. The number of shares of Interwoven common stock and the exercise price of these assumed options will be calculated by way of an adjusted version of the merger exchange ratio equal to the sum of 2.0943 and the fraction $1.20 divided by the average closing market price of Interwoven common stock for the five consecutive trading days ending on and including the trading day immediately prior to the date of the closing of the merger. All other terms of the assumed options will otherwise remain unchanged. If the Interwoven reverse stock split is approved, and effected all iManage options assumed, and all outstanding Interwoven options, would automatically be converted into options to purchase a proportionately fewer shares at a proportionately higher exercise price per share. In addition to the assumption of outstanding iManage stock options, and not as a condition of the merger, the Interwoven board of directors intends to adopt, without stockholder approval, a new equity compensation plan under which only individuals who were employed by iManage immediately prior to the closing of the merger shall be eligible to participate, subject to other limitations of the Marketplace Rules of the National Association of Securities Dealers, Inc., and to reserve for issuance thereunder a number of shares of Interwoven common stock equal to the number of shares of iManage common stock available for grant under iManage’s 1997 Stock Option Plan immediately prior to the closing of the merger, as adjusted to reflect the conversion of iManage common stock into Interwoven common stock in the merger. Based on 797,779 shares of iManage common stock available for grant under iManage’s 1997 Stock Option Plan as of September 30, 2003, the number of shares of Interwoven common stock reserved for issuance under this new plan is expected to be approximately 1.7 million.

Ownership of the combined company after the merger.    Upon completion of the merger, iManage’s outstanding stock, options and warrants and are expected to be converted into Interwoven common stock, options and warrants representing approximately one-third of the shares of the combined company on a fully-converted basis and the holders of Interwoven’s outstanding stock, options and warrants retaining approximately two-thirds of the combined company.

Risk factors (see page 26)

The “Risk Factors” should be considered carefully by Interwoven stockholders in evaluating whether to approve the issuance proposal and by iManage stockholders in evaluating whether to approve and adopt the merger agreement and approve the merger. These risk factors should be considered along with any additional risk factors in the periodic reports of Interwoven and iManage filed with the SEC and any other information included in this joint proxy statement/prospectus.

Recommendations of the Interwoven board of directors (see page 62)

After careful consideration, the Interwoven board of directors determined that the merger is in the best interests of Interwoven and its stockholders, and unanimously approved the merger agreement. The Interwoven board of directors unanimously recommends that Interwoven stockholders vote “FOR” the proposal to issue Interwoven common stock pursuant to the merger agreement. In addition, Interwoven’s board of directors unanimously recommends that Interwoven stockholders vote “FOR” authorization of the reverse stock split.

Recommendation of the iManage board of directors (see page 65)

After careful consideration, the iManage board of directors determined that the merger is advisable and in the best interests of iManage and its stockholders, and approved the merger agreement. The iManage board of directors recommends that the iManage stockholders vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger. In addition, iManage’s board of directors unanimously recommends that iManage stockholders vote “FOR” approval of the proposal to grant discretionary authority to adjourn or postpone the iManage special meeting.

Special meeting of Interwoven stockholders (see page 49)

You can vote at the Interwoven special meeting if you owned Interwoven common stock at the close of business on September 30, 2003, the record date for the Interwoven special meeting. On that date, there were 105,904,817 shares of Interwoven common stock outstanding and entitled to vote. You can cast one vote for each share of Interwoven common stock that you owned on that date. Approval of the proposal to issue shares of Interwoven common stock pursuant to the merger agreement, which is sometimes referred to hereafter as the “issuance proposal,” requires the affirmative vote of a majority of the total votes cast at the special meeting by holders of Interwoven’s common stock outstanding as of the record date, provided that a quorum is present. Approval of the proposal to authorize the reverse stock split requires the affirmative vote of a majority of the outstanding shares of Interwoven common stock outstanding as of the record date. As of the Interwoven record date, Interwoven’s executive officers, directors and entities affiliated with them owned, in the aggregate, approximately 5.1% of Interwoven’s outstanding common stock.

Special meeting of iManage stockholders (see page 52)

You can vote at the iManage special meeting if you owned iManage common stock at the close of business on September 30, 2003, the record date for the iManage special meeting. On that date, there were 24,768,059 shares of iManage common stock outstanding and entitled to vote. Approval of the proposal to adopt and approve the merger agreement and approve the merger, which is sometimes referred to hereafter as the “merger proposal,” requires the affirmative vote of a majority of the outstanding shares of iManage common stock. As of the iManage record date, iManage’s executive officers, directors and entities affiliated with them owned, in the aggregate, approximately 18.2% of iManage’s outstanding common stock.

Voting agreements (see page 106 and Annexes B and C)

Seven Interwoven stockholders, who are also directors and officers of Interwoven, holding approximately 4.3% of the outstanding shares of Interwoven common stock as of the record date, have entered into voting agreements with iManage agreeing to vote all the shares of Interwoven common stock they own in favor of the merger and against any competing proposal or proposals in opposition of the merger. We urge you to read carefully. For a more detailed description of the voting agreements, please refer to the section of this joint proxy statement/prospectus entitled “Other Agreements—Voting agreements” beginning on page 106 and Annexes B and C.

Five of iManage’s stockholders, who are also directors, officers and/or founders of iManage have entered into voting agreements with Interwoven. The voting agreements require these stockholders to vote all of the shares of iManage common stock they own in favor of the merger and against competing proposals or proposals in opposition to the merger. These stockholders own approximately 22.2% of the outstanding iManage common stock as of the record date. We urge you to read it carefully.

Opinion of Interwoven financial advisor (see page 67 and Annex D)

On August 4, 2003, Lehman Brothers delivered its oral opinion, subsequently confirmed in writing on August 6, 2003, to the Interwoven board of directors that, as of such date and based upon and subject to the various considerations set forth in its opinion, the consideration to be paid by Interwoven in the merger was fair from a financial point of view to Interwoven. Lehman Brothers provided its opinion to the Interwoven board of directors in connection with the board’s consideration of the merger. The Lehman Brothers opinion is not a recommendation as to how any Interwoven stockholder should vote with respect to the proposal to approve the issuance of shares of Interwoven common stock in connection with the merger.

The full text of the written opinion of Lehman Brothers, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex D. Stockholders of Interwoven are urged to read the opinion carefully and in its entirety.

Opinion of iManage financial advisor (see page 72 and Annex E)

Thomas Weisel Partners LLC, or Thomas Weisel Partners, has given a written opinion, dated August 4, 2003, to the iManage board of directors as to the fairness on that date, from a financial point of view, of the consideration to be received by the holders of iManage common stock in the merger. The full text of this opinion is attached to this joint proxy statement/prospectus as Annex E. Stockholders of iManage are urged to read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Thomas Weisel Partners in providing its opinion. The opinion of Thomas Weisel Partners is directed to the iManage board of directors and does not constitute a recommendation as to how any iManage stockholder should vote with respect to any matter relating to the merger.

Interests of certain persons in the merger (see page 78)

Some directors and executive officers of Interwoven have particular interests in the proposed merger

When Interwoven stockholders consider the recommendation of the Interwoven board of directors that they vote in favor of the issuance of Interwoven common stock pursuant to the merger agreement, Interwoven stockholders should be aware that some Interwoven directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Interwoven. These include interests and potential claims arising under:

•	the retention of all Interwoven directors to serve on the board of directors of the combined company; and

•	the retention of the officers of Interwoven to serve as officers of the combined company.

The Interwoven board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to Interwoven stockholders that they vote for the proposal to approve the issuance of Interwoven common stock pursuant to the merger agreement.

Some directors and executive officers of iManage have particular interests in the proposed merger

When iManage stockholders consider the recommendation of the iManage board of directors that they vote in favor of approval and adoption of the merger agreement and approval of the merger, iManage stockholders should be aware that some iManage directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of iManage. These interests include:

•	stock options granted by iManage to Mahmood M. Panjwani, John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel, Bob L. Corey, Rafiq R. Mohammadi, Thomas L. Thomas and Moez R. Virani;

•	employment or consulting arrangements that Interwoven has entered into with Mahmood M. Panjwani, John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi that are contingent on the closing of the merger;

•	retention bonuses potentially payable to John E. Calonico, Jr., Daniel A. Carmel, Joseph S. Campbell and Rafiq R. Mohammadi;

•	iManage’s directors’ and officers’ insurance coverage and indemnification arrangements; and

•	the appointment of two iManage directors to serve on the board of directors of the combined company.

The iManage board of directors was aware of and considered these potentially conflicting interests when they approved the merger agreement.

Conditions to the completion of the merger (see page 100)

Interwoven and iManage will complete the merger only if the conditions specified in the merger agreement are either satisfied or waived. Those conditions include the following:

•	the merger agreement and the merger must be approved by stockholders of iManage;

•	the issuance of the shares of Interwoven common stock to be issued in the merger must be approved by Interwoven’s stockholders;

•	Interwoven’s registration statement, of which this joint proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect and no proceedings for suspending its effectiveness shall have been issued and no proceeding for that purpose, and no similar proceeding related to the joint proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC;

•	no governmental entity shall have enacted or issued any law, regulation or order that is in effect and has the effect of making the merger illegal or otherwise prohibiting the closing;

•	all required material, governmental consents and approvals shall have been obtained;

•	all waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, must have expired or been terminated;

•	the shares of Interwoven common stock to be issued in the merger must have been approved for listing on The NASDAQ National Market, subject to notice of issuance;

•	no governmental entity will have commenced or threatened in writing any proceeding preventing the merger or requiring Interwoven to make certain divestitures;

•	the representations and warranties of each party in the merger agreement must be true and correct, subject to various qualifications;

•	the parties must have complied in all material respects with their respective agreements in the merger agreement;

•	Mahmood M. Panjwani, and one designee of iManage who is an independent member of the iManage board of directors and is acceptable to the Interwoven board of directors, shall have been appointed members of the Interwoven board of directors as of the effective time of the merger;

•	no material adverse effect with respect to either company shall have occurred since August 6, 2003 and be continuing; and

•	each of the parties shall have received an opinion from tax counsel.

Circumstances under which the merger agreement may be terminated (see page 102)

Under some circumstances specified in the merger agreement, either Interwoven or iManage may terminate the merger agreement at any time prior to the completion of the merger. These circumstances include:

•	by mutual written consent of Interwoven and iManage;

•	by either Interwoven or iManage, if the merger is not completed by January 31, 2004, except that the right to terminate the merger agreement under this provision is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or by January 31, 2004, and this action or failure to act constitutes a breach of the merger agreement;

•	if there is any order of a court or other action of any governmental authority having the effect of permanently enjoining, restraining or prohibiting the completion of the transaction, which is final and nonappealable;

•	if the required approvals of the stockholders of Interwoven or iManage are not obtained, other than as a result of an action or failure to act by the terminating party that constitutes a material breach of the merger agreement;

•	if Interwoven or iManage takes or fails to take any of the actions described in the merger agreement as triggering events with respect to such party (each of these events is further described under the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the merger agreement” beginning on page 102);

•	upon a breach of any representation, warranty, covenant or agreement in the merger agreement on the part of Interwoven or iManage or if any representation or warranty of such party has become untrue so that the condition to completion of the merger regarding such party’s representation and warranties or covenants would not be met; or

•	if there is a material adverse effect on the other party since August 6, 2003, which is not curable under the terms of the merger agreement.

Interwoven and iManage may pay a termination fee under specified circumstances (see page 104)

Interwoven and iManage have each agreed to pay to the other a termination fee equal to $6.0 million if the merger agreement is terminated due to certain triggering events or as a result of failure to obtain stockholder approval if an acquisition proposal with another party is announced prior to the termination of the merger agreement and within 12 months after such termination, such party consummates an acquisition or enters into an agreement providing for an acquisition which is later consummated.

Interwoven and iManage have agreed not to solicit other offers to sell the company (see page 97)

Until the merger is completed or the merger agreement is terminated, Interwoven and iManage have each agreed not to take any action with regard to an acquisition proposal, as described on page 97 of this joint proxy statement/prospectus, unless that party receives an unsolicited acquisition proposal prior to its stockholders’ meeting and its board of directors concludes in good faith that such acquisition proposal may constitute a superior offer, as described on page 98 of this joint proxy statement/prospectus. If a party receives an acquisition proposal which its board considers to be a superior offer that party may, subject to the conditions specified on page 97 of this joint proxy statement/prospectus, furnish non-public information regarding itself and may enter into discussions with the person who made the acquisition proposal.

Both Interwoven and iManage have agreed to inform the other party promptly as to any acquisition proposal, or request for non-public information, or any inquiry that it reasonably believes would lead to an acquisition proposal. Each party has agreed to inform the other party of the status and details of any acquisition proposal. iManage has agreed to provide to Interwoven a copy of all written and other materials provided to it in connection with any acquisition proposal request or inquiry.

The merger is subject to antitrust laws (see page 83)

Interwoven and iManage are required to make and have made filings under the Hart-Scott-Rodino Act with the United State Department of Justice and the United States Federal Trade Commission. Interwoven and iManage each made these filings in August 2003, and requested early termination of the required waiting period. The waiting period expired on August 29, 2003. In addition to these agencies, other reviewing agencies or governments, states or private persons may challenge the merger at any time before or after its completion. Interwoven and iManage have not yet obtained any of the governmental or regulatory approvals required to complete the merger.

Material U.S. federal income tax consequences (see page 84)

The merger generally is intended to qualify as a tax-free transaction and it is a condition to the merger that Interwoven and iManage each receive legal opinions from counsel to the effect that the merger will constitute a reorganization within the meaning of 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a reorganization, iManage stockholders who realize a loss as a result of the merger will not be allowed to recognize such loss for U.S. federal income tax purposes, and iManage stockholders who recognize a gain as a result of the exchange of iManage common stock for shares of Interwoven common stock and cash (other than cash receive in lieu of fractional shares) will be required to recognize such gain for U.S. federal income tax purposes but only to the extent of the cash received.

Anticipated accounting treatment of the merger (See page 86)

Interwoven will account for the merger with iManage using the purchase method of accounting for business combinations in conformity with accounting principles generally accepted in the United States of America.

iManage stockholders are entitled to appraisal rights (see page 86)

Under Delaware law, iManage stockholders are entitled to appraisal rights with respect to the merger and, if the merger is completed and they perfect their appraisal rights, to receive payment in cash for the fair value of their shares of iManage common stock. In general, to preserve their appraisal rights, iManage stockholders who wish to exercise these rights must:

•	deliver a written demand for appraisal to iManage at or before the time the vote is taken at the iManage special meeting;

•	not vote their shares for approval and adoption of the merger agreement and approval of the merger;

•	continuously hold their shares of iManage common stock from the date they make the demand for appraisal through the closing of the merger; and

•	comply with the other procedures set forth in Section 262 of the DGCL.

The text of Section 262 of the DGCL governing appraisal rights is attached to this joint proxy statement/prospectus as Annex F. Your failure to comply with the procedures described in Annex F will result in the loss of appraisal rights. We urge you to read the text of Section 262 governing appraisal rights carefully.

Listing of Interwoven common stock and deregistration of iManage common stock (See page 89)

Interwoven’s common stock is currently traded on The NASDAQ National Market under the symbol “IWOV.” The Interwoven common stock to be issued in the merger will be listed for trading on The NASDAQ National Market.

If the merger is completed, iManage common stock will be delisted from The NASDAQ National Market and deregistered under the Exchange Act, and iManage will no longer file periodic reports with the SEC.

Restrictions on the ability to sell Interwoven common stock (see page 89)

All shares of Interwoven common stock to be received by iManage stockholders in connection with the merger will be freely transferable unless the holder is an affiliate of either iManage or Interwoven under the Securities Act.

Reverse stock split; effect of the reverse stock split (see page 127)

The Interwoven board of directors has submitted a proposal to effect a one-for-four reverse stock split in which the outstanding shares of Interwoven common stock will be combined and reconstituted into a smaller number of shares of common stock in a ratio of one new Interwoven for each four shares of old Interwoven common stock. Since the merger agreement provides that the exchange ratio of 2.0943 be proportionately adjusted for reverse stock splits, the Interwoven reverse stock split would correspondingly reduce the number of shares to be issued to the iManage stockholders. The exchange ratio would be adjusted so that each outstanding iManage share would be converted into 0.523575 shares of Interwoven common stock (and $1.20 in cash per share, without interest). For example, after the one-for-four reverse stock split is effected, a stockholder with 10,000 shares of iManage common stock upon the closing of the merger would be entitled to receive $12,000 (without interest) and these shares would be converted to a right to receive 5,235 shares of Interwoven common stock.

INTERWOVEN, INC.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The tables below present summary selected historical consolidated financial data of Interwoven. You should read the information set forth below in conjunction with the consolidated financial statements (including the notes thereto) and management’s discussion and analysis of financial condition and results of operations in Interwoven’s annual report on Form 10-K for the year ended December 31, 2002 and Interwoven’s quarterly report on Form 10-Q for the six-month period ended June 30, 2003, which are incorporated by reference into this joint proxy statement/prospectus. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 134.

The selected historical consolidated statement of operations data for the six months ended June 30, 2003 and 2002 and the selected historical consolidated balance sheet data as of June 30, 2003 are derived from the unaudited condensed consolidated financial statements of Interwoven contained in Interwoven’s quarterly report on Form 10-Q for the period ended June 30, 2003, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated balance sheet data as of June 30, 2002 is derived from the unaudited condensed consolidated financial statements of Interwoven contained in Interwoven’s quarterly report on Form 10-Q for the period ended June 30, 2002 which is not included in or incorporated by reference into this joint proxy statement/prospectus.

Interwoven’s historical financial data as of June 30, 2003 and 2002 and for the six months ended June 30, 2003 and 2002 should be read in conjunction with Interwoven’s unaudited condensed consolidated financial statements and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The unaudited historical consolidated results of operations data for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for any other interim period or for the year ended December 31, 2003 as a whole. However, in the opinion of Interwoven’s management, the historical financial data presented reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial condition at such date and the results of operations for such period. The historical financial data may not be indicative of Interwoven’s future performance.

The selected historical consolidated statement of operations data for the years ended December 31, 2002, 2001 and 2000 and the selected historical consolidated balance sheet data as of December 31, 2002 and 2001 are derived from the audited consolidated financial statements of Interwoven contained in Interwoven’s consolidated financial statements and the related notes thereto, that are incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated statement of operations data for the years ended December 31, 1999 and 1998 and the selected historical consolidated balance sheet data as of December 31, 2000, 1999 and 1998 are derived from audited financial statements that are not included in, or incorporated by reference into this joint proxy statement/prospectus.

This historical financial data may not be indicative of Interwoven’s future performance.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2001	2000	1999	1998	2003	2002
						(unaudited)	(unaudited)
Historical consolidated statement of operations data:
Revenues:
License	$57,309	$112,772	$87,006	$10,706	$3,176	$19,343	$30,873
Services	69,523	91,861	46,597	6,100	827	32,438	34,815

Total revenues	$126,832	$204,633	$133,603	$16,806	$4,003	$51,781	$65,688
Gross profit	$86,588	$141,945	$92,488	$10,049	$2,670	$35,074	$44,496
Loss from operations	$(153,497)	$(136,215)	$(43,500)	$(17,016)	$(6,495)	$(17,589)	$(32,056)
Net loss	$(148,616)	$(129,175)	$(32,055)	$(28,882)	$(7,509)	$(16,294)	$(29,455)
Basic and diluted net loss per share	$(1.45)	$(1.29)	$(0.35)	$(0.95)	$(0.71)	$(0.16)	$(0.29)
Shares used in computing basic and diluted net loss per share	102,427	99,940	91,979	30,472	10,532	102,400	103,020

Historical consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$181,669	$219,968	$222,284	$55,648	$9,022	$161,551	$199,030
Working capital	$147,445	$189,210	$199,484	$54,413	$8,844	$126,490	$154,394
Total assets	$298,657	$438,110	$524,209	$83,079	$13,908	$284,798	$403,121
Debt	—	—	—	—	—	—	—
Total stockholders’ equity (deficit)	$203,725	$352,005	$454,351	$75,340	$(10,752)	$196,235	$323,949

iMANAGE, INC.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The tables below present summary selected historical consolidated financial data of iManage. You should read the information set forth below in conjunction with the consolidated financial statements (including the notes thereto) and management’s discussion and analysis of financial condition and results of operations in iManage’s annual report on Form 10-K for the year ended December 31, 2002 and iManage’s quarterly report on Form 10-Q for the six-month period ended June 30, 2003, which are incorporated by reference into this joint proxy statement/prospectus. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 134.

The selected historical consolidated statement of operations data for the six months ended June 30, 2003 and 2002 and the selected historical consolidated balance sheet data as of June 30, 2003 are derived from the unaudited condensed consolidated financial statements of iManage contained in iManage’s quarterly report on Form 10-Q for the period ended June 30, 2003, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated balance sheet data as of June 30, 2002 is derived from the unaudited condensed consolidated financial statements of iManage contained in iManage’s quarterly report on Form 10-Q for the period ended June 30, 2002 which is not included in or incorporated by reference into this joint proxy statement/prospectus.

iManage’s historical financial data as of June 30, 2003 and 2002 and for the six months ended June 30, 2003 and 2002 should be read in conjunction with iManage’s unaudited condensed consolidated financial statements and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The unaudited consolidated results of operations data for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for any other interim period or for the year ended December 31, 2003 as a whole. However, in the opinion of iManage’s management, the historical financial data presented reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial condition at such date and the results of operations for such period. The historical financial data may not be indicative of iManage’s future performance.

The selected historical consolidated statement of operations data for the years ended December 31, 2002, 2001 and 2000 and the selected historical consolidated balance sheet data as of December 31, 2002 and 2001 are derived from the audited consolidated financial statements of iManage contained in iManage’s consolidated financial statements, and the related notes thereto, that are incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated statement of operations data for the years ended December 31, 1999 and 1998 and the selected historical consolidated balance sheet data as of December 31, 2000, 1999 and 1998 are derived from audited financial statements that are not included in, or incorporated by reference into this joint proxy statement/prospectus.

This historical financial data may not be indicative of iManage’s future performance.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2001	2000	1999	1998	2003	2002
						(unaudited)	(unaudited)
Historical consolidated statement of operations data:
Revenues:
License	$20,349	$24,545	$20,213	$14,257	$6,509	$10,146	$11,378
Support and service	20,977	14,317	9,795	4,313	1,232	12,601	10,019

Total revenues	$41,326	$38,862	$30,008	$18,570	$7,741	$22,747	$21,397
Gross profit	$32,929	$31,729	$24,002	$14,922	$6,114	$18,117	$17,238
Loss from operations	$(7,598)	$(21,310)	$(11,611)	$(3,461)	$(2,979)	$(1,869)	$(3,497)
Net loss	$(6,664)	$(19,750)	$(9,114)	$(2,775)	$(2,840)	$(1,564)	$(2,963)
Basic and diluted net loss per common share	$(0.28)	$(0.85)	$(0.41)	$(0.28)	$(0.38)	$(0.06)	$(0.12)
Shares used in computing basic and diluted net loss per common share	23,988	23,288	22,130	9,988	7,455	24,229	23,834

Historical consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$38,156	$33,607	$35,696	$51,013	$7,617	$40,862	$38,605
Working capital	$24,274	$22,980	$31,127	$43,843	$6,119	$23,707	$24,278
Total assets	$57,669	$60,858	$73,347	$63,921	$13,495	$57,838	$60,161
Bank lines of credit, less current portion	$1,010	$1,412	$2,345	$1,388	—	$759	$1,210
Total stockholders’ equity	$31,688	$36,963	$53,737	$48,828	$7,360	$30,670	$35,239

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED  CONSOLIDATED FINANCIAL DATA

The following summary selected unaudited pro forma condensed combined consolidated financial data gives effect to the proposed merger between Interwoven and iManage using the purchase method of accounting for the business combination. This data should be read in conjunction with Interwoven’s unaudited pro forma condensed combined consolidated financial statements and related notes thereto, which you can find beginning on page 112 of this joint proxy statement/prospectus.

The pro forma condensed combined consolidated financial statements have been presented assuming an exchange ratio of 2.0943 shares of Interwoven common stock and a cash payment of $1.20 (without interest) in exchange for each share of iManage common stock pursuant to the merger agreement.

There can be no assurance that Interwoven and iManage will not incur charges in excess of those included in the pro forma adjustments related to the merger or that Interwoven management will be successful in its effort to integrate the operations of the companies.

The summary selected unaudited pro forma condensed combined consolidated financial data is derived from the unaudited pro forma condensed combined consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined consolidated balance sheet data of Interwoven gives effect to the proposed merger as if it had occurred on June 30, 2003, and combines the unaudited historical consolidated balance sheet of Interwoven as of June 30, 2003 with the unaudited historical consolidated balance sheet of iManage as of June 30, 2003.

The unaudited pro forma condensed combined consolidated statement of operations data of Interwoven gives effect to the proposed merger as if it had been consummated on January 1, 2002. The unaudited pro forma condensed combined consolidated statement of operations data of Interwoven for the year ended December 31, 2002 combines the audited historical consolidated statement of operations of Interwoven for the year ended December 31, 2002 with the audited historical consolidated statement of operations of iManage for the year ended December 31, 2002.

The unaudited pro forma condensed combined consolidated statement of operations data of Interwoven for the six months ended June 30, 2003 combines the unaudited historical consolidated statement of operations of Interwoven for the six months ended June 30, 2003 with the unaudited historical consolidated statement of operations of iManage for the six months ended June 30, 2003.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the proposed merger had been consummated on January 1, 2002 or the financial position that would have occurred if the proposed merger had been consummated on June 30, 2003, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus. The pro forma information should be read in conjunction with the unaudited pro forma condensed combined consolidated financial statements and related notes thereto included elsewhere in this joint proxy statement/prospectus and with Interwoven’s and iManage’s historical consolidated financial statements and related notes thereto incorporated by reference into this joint proxy statement/prospectus.

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
	(in thousands, except per share data)
	(unaudited)
Pro forma condensed combined consolidated statement of operations data:
Revenues	$168,158	$74,528
Loss before income taxes	$(173,687)	$(25,198)
Provision for income taxes	$1,167	$722
Net loss	$(174,854)	$(25,920)
Basic and diluted net loss per common share	$(1.15)	$(0.17)
Pro forma condensed combined consolidated balance sheet data:
Working capital		$118,960
Total assets		$438,183
Total stockholders’ equity		$327,086

COMPARATIVE PER SHARE DATA

The following table reflects the historical net loss and book value per share of Interwoven common stock and the historical net loss and book value per share of iManage common stock in comparison with unaudited pro forma net loss and book value per share after giving effect to the pending merger of Interwoven and iManage. The information in the following table should be read in conjunction with the unaudited pro forma condensed combined consolidated financial statements and the Interwoven historical consolidated financial statements and the iManage historical consolidated financial statements incorporated by reference or included elsewhere in this joint proxy statement/prospectus. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial data as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the period or as of the date presented.

The historical book value per share information presented is computed by dividing total stockholders’ equity for each of Interwoven or iManage by the number of shares of Interwoven or iManage common stock, respectively, outstanding as of the respective balance sheet date.

The pro forma combined net loss per share information is computed by dividing the pro forma combined net loss by the sum of Interwoven’s weighted average common shares outstanding during each period and the number of shares of Interwoven common stock to be issued in connection with the proposed merger, as if it had been consummated on January 1, 2002. The pro forma combined net loss per equivalent iManage share information is computed by multiplying Interwoven pro forma condensed combined consolidated loss per share amounts by the exchange ratio of 2.0943.

The unaudited pro forma condensed combined consolidated book value per Interwoven share is computed by dividing total pro forma combined stockholders’ equity by the pro forma number of shares of Interwoven common stock outstanding at June 30, 2003 assuming the merger had occurred on that date. Pro forma combined book value per equivalent iManage common share is computed by multiplying Interwoven’s pro forma combined book value per common share by the exchange ratio of 2.0943.

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
Interwoven historical:
Basic and diluted net loss per common share	$(1.45)	$(0.16)
Book value per common share at the end of the period	$1.99	$1.85

iManage historical:
Basic and diluted net loss per common share	$(0.28)	$(0.06)
Book value per common share at the end of the period	$1.32	$1.26

Unaudited Pro Forma Combined Per Share Data

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
Interwoven and iManage pro forma combined:
Pro forma basic and diluted combined net loss per common share	$(1.15)	$(0.17)
Pro forma basic and diluted combined net loss per equivalent iManage common share	$(2.41)	$(0.36)
Pro forma combined book value per Interwoven share		$2.09
Pro forma combined book value per equivalent iManage common share		$4.38

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Recent share prices

Interwoven’s common stock has been quoted on The NASDAQ National Market under the symbol “IWOV” since its initial public offering on October 8, 1999. iManage’s common stock has been quoted on The NASDAQ National Market under the symbol “IMAN” since its initial public offering on November 17, 1999. The table below sets forth the high and low sales prices of Interwoven common stock and iManage common stock for the periods indicated. The prices indicated below have been appropriately adjusted to give retroactive effect to all stock splits that have occurred through the date of this joint proxy statement/prospectus.

	Interwoven Common Stock		iManage Common Stock
	High	Low	High	Low
Year Ending December 31, 2003:
First Quarter	$3.44	$1.80	$3.55	$2.30
Second Quarter	$2.85	$1.48	$5.23	$2.60
Third Quarter	$3.31	$1.95	$8.03	$4.31
Fourth Quarter (through October 7, 2003)	$3.22	$2.64	$7.84	$6.65

Year Ending December 31, 2002:
First Quarter	$11.29	$4.38	$8.45	$5.43
Second Quarter	$5.72	$2.42	$7.31	$2.42
Third Quarter	$3.07	$1.91	$3.60	$1.70
Fourth Quarter	$3.02	$1.34	$3.50	$1.85

Year Ending December 31, 2001:
First Quarter	$38.62	$8.66	$8.50	$1.75
Second Quarter	$24.14	$5.84	$4.44	$1.50
Third Quarter	$18.95	$3.11	$5.70	$3.35
Fourth Quarter	$11.57	$3.60	$8.00	$3.55

The above table shows only historical comparisons and may not provide meaningful information to iManage stockholders in determining whether to approve the merger proposal or Interwoven stockholders in determining whether to approve the issuance proposal. Interwoven and iManage stockholders are urged to obtain current market quotations for Interwoven and iManage common stock and to carefully review the other information contained in this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus in considering whether to approve and adopt the merger agreement. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 134.

The following table provides the closing prices per share of Interwoven common stock and iManage common stock, each as reported on The NASDAQ National Market on August 6, 2003, the last full trading day preceding public announcement that Interwoven and iManage had entered into the merger agreement, and October 7, 2003, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/prospectus. This table also sets forth the equivalent price per share of iManage common stock on those dates. The equivalent price per share is equal to the sum of $1.20, plus the product of 2.0943 and the closing sale price for a share of Interwoven common stock as reported on The NASDAQ National Market on August 6, 2003.

	Interwoven Common Stock	iManage Common Stock	Equivalent Price Per Share
August 6, 2003	$2.40	$5.03	$6.23
October 7, 2003	$3.20	$7.80	$7.90

Interwoven and iManage believe that iManage common stock presently trades on the basis of the value of the cash and Interwoven common stock expected to be issued in exchange for the iManage common stock in the merger, discounted primarily for the uncertainties associated with the merger. Apart from the publicly disclosed information concerning Interwoven which is included and incorporated by reference in this joint proxy statement/prospectus, Interwoven cannot state with certainty what factors account for changes in the market price of the Interwoven common stock.

iManage stockholders are advised to obtain current market price information for Interwoven common stock and iManage common stock. No assurance can be given as to the market prices of Interwoven common stock or iManage common stock at any time before the consummation of the merger or as to the market price of Interwoven common stock at any time after the merger. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate iManage stockholders for decreases in the market price of Interwoven common stock that could occur before the merger becomes effective. In the event the market price of Interwoven common stock decreases or increases prior to the consummation of the merger, the value of Interwoven common stock to be received in the merger in exchange for iManage common stock would correspondingly decrease or increase.

Dividend information

Neither Interwoven nor iManage has ever paid any cash dividends on their shares of capital stock. Under the merger agreement, iManage has agreed not to pay dividends pending the completion of the merger, without the written consent of Interwoven. If the merger is not consummated, the iManage board of directors presently intends that it would continue its policy of retaining all earnings to finance the expansion of its business. The Interwoven board of directors presently intends to retain all earnings for use in its business and has no present intention to pay cash dividends before or after the merger.

Number of stockholders

As of September 30, 2003, there were approximately 472 stockholders of record of Interwoven’s common stock. As of September 30, 2003, there were approximately 210 stockholders of record of iManage’s common stock.

RISK FACTORS

In addition to the risks described in each company’s reports on Forms 10-K and 10-Q relating to each company as an independent business, you should carefully consider the risks described below relating to the merger and to ownership of Interwoven common stock before deciding how to vote your shares. You should also consider the other information contained in, or incorporated by reference into, this joint proxy statement/prospectus. Please refer to the section of the joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 134. If any of these risks actually occur, the business, financial condition or prospects of Interwoven may be seriously harmed. In such case, the market price of Interwoven common stock may decline, and you may lose all or part of your investment.

Risks related to the merger

The merger involves risk for Interwoven and iManage stockholders. iManage stockholders will be choosing to invest in Interwoven common stock by voting in favor of the merger. In addition to other information included in this joint proxy statement/prospectus, including the matters addressed in the section of this joint proxy statement/prospectus “Statements Regarding Forward-Looking Information” beginning on page 48, you should carefully consider the following risks before deciding whether to vote in favor of the merger proposal, in the case of iManage stockholders, or for the issuance of shares of Interwoven common stock pursuant to the merger agreement, in the case of Interwoven stockholders. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 134. Additional risks and uncertainties not presently known to Interwoven or iManage or that are not currently believed to be important to you also may adversely affect the merger and the combined company following the merger.

Interwoven and iManage may be unable to obtain the stockholder approvals required to complete the merger.

The closing of the merger is subject to approvals by the stockholders of iManage and Interwoven, which might not be obtained. The issuance of shares of Interwoven common stock pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast at the Interwoven special meeting, provided a quorum is present at the meeting. Approval of the merger and merger agreement by iManage requires the affirmative vote of a majority of the iManage common shares outstanding. If either stockholder approval is not obtained, the conditions of closing of the merger will not be satisfied and the closing of the merger will not occur. If the merger is not completed, the business and operations of Interwoven and iManage may be harmed to the extent that customers, suppliers and others believe that the companies cannot effectively compete in the marketplace without the merger and the market prices of Interwoven common stock and iManage common stock may decline.

Interwoven and iManage may be unable to obtain the regulatory approvals required to complete the merger or, in order to obtain such approvals, the combined company may be required to comply with material restrictions or conditions.

The merger is subject to review by the United States Federal Trade Commission under the Hart-Scott-Rodino Act. In addition, the merger may be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions.

The reviewing authorities may not permit the merger at all or may impose restrictions or conditions on the merger that may seriously harm the combined company if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Interwoven may refuse to complete the merger if material restrictions or conditions are required by governmental authorities. Any delay in the completion of the merger could diminish the anticipated benefits of the merger, result in additional transaction costs or result in loss of revenue or other effects associated with uncertainty about the transaction.

Interwoven and iManage also may agree to restrictions or conditions imposed by antitrust authorities in order to obtain regulatory approval, and these restrictions or conditions could harm the combined company’s operations. Unless required by law, no additional stockholder approval is expected to be required for any decision by Interwoven and iManage, after the special meetings of Interwoven stockholders and iManage stockholders, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.

In addition, during or after the statutory waiting periods, and even after the completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Interwoven, iManage or the combined company may not prevail, or may incur significant costs, in defending or settling any action under the antitrust laws.

The number of shares that iManage stockholders will be entitled to receive is fixed; if the market price of Interwoven’s common stock declines, iManage stockholders will be entitled to receive less in value for their iManage common stock.

Upon the closing of the merger, each holder of shares of iManage common stock will be entitled to receive a fixed number of shares for each share of iManage common stock held by such stockholder at the closing of the merger. The market value of Interwoven’s shares fluctuates based upon general market and economic conditions, Interwoven’s business and prospects and other factors, as discussed in this joint proxy statement/prospectus. Because a portion of the consideration in the merger depends on the value of Interwoven’s common stock at the closing, the exact value of the consideration that iManage stockholders will be entitled to receive in the merger cannot now be determined.

There will be no adjustment to the exchange ratio (except for reclassifications to reflect the effect of any stock split, reverse stock split (including the reverse stock split contemplated under the proposal submitted to Interwoven stockholders), stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Interwoven common stock or iManage common stock), and the parties do not have the right to terminate the merger agreement based upon changes in the market price of either Interwoven common stock or iManage common stock. Accordingly, if Interwoven’s stock price decreases, iManage’s stockholders will be entitled to receive less in value for their shares of iManage common stock.

Some of the directors and executive officers of Interwoven and iManage have interests and arrangements that could have affected their decisions to support or approve the transaction.

All Interwoven officers and directors will serve in their current capacity for the combined company, with the exception of David M. Allen, who is not expected to serve as senior vice president and chief financial officer after January 31, 2004.

The directors and executive officers of iManage will receive continuing indemnification against liabilities and some of the directors and executive officers of iManage have iManage stock options that potentially provide them with interests in the merger, such as accelerated vesting upon completion of the merger in certain cases, that are different from, or are in addition to, your interests in the merger. Two iManage directors will serve on the board of directors of the combined company. In addition, John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi have each entered into employment or consulting arrangements with Interwoven. Each of these agreements becomes effective upon the consummation of the merger. Under the agreements, these individuals are entitled to receive compensation and benefits as described under the section of this joint proxy statement/prospectus “The Merger—Interests of certain persons in the merger” beginning on page 78.

The stock prices and businesses of Interwoven and iManage may be adversely affected if the merger is not completed.

If the merger is not completed, the market prices of Interwoven common stock and iManage common stock may decline. In addition, Interwoven’s and iManage’s businesses and operations may be harmed to the extent that customers, suppliers and others believe that the companies cannot effectively compete in the marketplace without the transaction, or there is customer or employee uncertainty surrounding the future direction of the product and service offerings and strategy of Interwoven or iManage on a standalone basis. Completion of the merger is subject to several closing conditions, including obtaining requisite regulatory and stockholder approvals, and Interwoven and iManage may be unable to obtain such approvals on a timely basis or at all. If the transaction is not completed, Interwoven would not derive the strategic benefits expected to result from the transaction. Interwoven and iManage will also be required to pay significant costs incurred in connection with the transaction, including legal, accounting and financial advisory fees, whether or not the transaction is completed. Moreover, under specified circumstances described in this joint proxy statement/prospectus, Interwoven may be required to pay iManage a termination fee of up to $6.0 million pursuant to the merger agreement, or iManage may be required to pay Interwoven a termination fee of up to $6.0 million pursuant to the merger agreement, in connection with the termination of the merger agreement.

Although we expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of integration and other challenges.

Any failure of the combined company to meet the challenges involved in integrating the operations of Interwoven and iManage successfully or to realize any of the anticipated benefits or synergies of the merger could seriously harm the results of the combined company. Realizing the benefits of the merger will depend in part on the ability of the combined company to overcome significant challenges, including timely, efficient and successful execution of post-merger strategies, including:

•	combining the operations of two companies;

•	integrating and managing the combined company;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of each company and attracting new customers;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating and maintaining uniform standards, controls, procedures, policies and information.

The risks related to the execution of these post-merger strategies include:

•	potential disruption of the combined company’s on-going business and distraction of its management;

•	difficulty inherent in combining product offerings, coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company;

•	potential need to demonstrate to customers that the merger will not result in adverse changes in customer service standards or business; and

•	impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel.

Charges to earnings and a reduction in deferred revenue resulting from the application of the purchase method of accounting may adversely affect the market value of the combined company’s common stock following the merger.

In accordance with accounting principles generally accepted in the United States of America, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on the market value of Interwoven common stock following the closing of the merger. Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to Interwoven’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development based on their fair values as of the date of the closing of the merger, and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to purchased in-process technology will be expensed by the combined company in the quarter in which the merger is completed. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger and significant stock-based compensation expense. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, purchased in-process technology and potential impairment charges could have a material impact on the combined company’s results of operations. Furthermore, under the purchase method of accounting, iManage’s deferred revenue related to post-contract customer support for perpetual license arrangements in which payment has been received or was legally due and payable will be reduced to the fair value of the related post-contract customer support obligation as of the effective time of the merger. As a result, Interwoven preliminarily estimates that it will not recognize revenue in the amount of the $7.0 million pro forma adjustment which reflects an adjustment of deferred revenue from its carrying value to the estimated fair value of the related post-contract customer support obligation as of June 30, 2003.

In order to be successful, the combined company must retain and motivate key employees, which will be more difficult in light of uncertainty regarding the merger, and failure to do so could seriously harm the combined company.

In order to be successful, the combined company must retain and motivate executives and other key employees, including those in managerial, sales and technical positions. Employees of Interwoven or iManage may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. In addition, a portion of iManage’s employee options have exercise prices in excess of the current value of the merger consideration. These circumstances may adversely affect the combined company’s ability to attract and retain key management, sales and technical personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult due to the potential distractions of the merger.

The one-for-four reverse stock split proposed by Interwoven may not achieve the intended results and could negatively affect the market price and liquidity of Interwoven’s common stock.

Interwoven is seeking stockholder authorization to effect one-for-four reverse stock split. There can be no assurance that the reverse stock split will be approved by Interwoven stockholders or effected by the board of directors. If the reverse stock split is effected, there can be no assurance that the price of Interwoven common stock will not decline, and the aggregate value of all outstanding shares of Interwoven’s common stock after the reverse stock split may be less than its value before the reverse stock split. The per share stock price after a reverse stock split may not be sufficient to attract institutional investors, or satisfy their investing guidelines, and the trading volume of Interwoven common stock may decline after the reverse stock split, potentially reducing stockholders’ liquidity.

Risks related to Interwoven’s business

If the merger is successfully completed, holders of iManage common stock will become holders of Interwoven common stock. Interwoven’s business differs from iManage’s business, and Interwoven’s results of operations, as well as the price of Interwoven common stock, may be affected by factors different than those affecting iManage’s results of operations and the price of iManage common stock before the merger.

Since Interwoven first sold its TeamSite product in 1997, it has experienced wide swings in market demand for its products, and has revised its corporate strategy from time to time, which make the evaluation of its performance and its common stock difficult.

Interwoven shipped its first product, Team Site, in May 1997. In 2002, Interwoven derived approximately 80% of its revenues from licensing TeamSite and related products and services. In evaluating its common stock, you should consider the risks and difficulties frequently encountered by companies in new and rapidly evolving markets, particularly those companies whose businesses depend on the Internet and corporate information technology spending. These risks and difficulties, as they apply to Interwoven in particular, include:

•	delay or deferral of customer orders or implementations of Interwoven products;

•	fluctuations in the size and timing of individual license transactions;

•	the mix of products and services sold;

•	Interwoven’s ability to develop and market new products and control costs;

•	changes in demand for Interwoven’s products;

•	the impact of new products on existing product sales;

•	concentration of Interwoven’s revenues in a single product or family of products and Interwoven’s services;

•	Interwoven’s need to attract, train and retain qualified personnel;

•	Interwoven’s need to establish and maintain strategic relationships with other companies, some of which may in the future become competitors of Interwoven; and

•	the effect of competition from other enterprise software companies entering the content management market.

One or more of the foregoing factors may cause Interwoven’s operating expenses to be disproportionately high during any given period or may cause its net revenues and operating results to be significantly lower than expected. Interwoven may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations, which could harm its business, financial condition and the market price of its common stock.

If Interwoven does not increase its license revenues sufficiently, it will fail to achieve and sustain operating profitability.

Interwoven has incurred net losses from operations in each quarter since its inception through the quarter ended June 30, 2003. As of June 30, 2003, Interwoven had an accumulated deficit of approximately $352.1 million. Although Interwoven’s losses in recent quarters have been smaller, Interwoven cannot assure you that this trend will continue. To achieve and sustain operating profitability on a quarterly and annual basis, Interwoven will need to increase its revenues sufficiently, particularly its license revenues. Interwoven cannot predict when it will become profitable, if at all. Furthermore, Interwoven has generally made business decisions with reference to pro forma metrics that exclude non-cash charges, such as acquisition and stock-based compensation charges. Interwoven expects to continue to make acquisitions, and to incur additional non-cash charges such as stock-based compensation and intangible amortization charges, which will increase its losses.

Services revenue has represented an increasingly larger percentage of Interwoven’s total revenue in 2002 and 2003, but its services revenue is vulnerable to reduced demand and increased competition, particularly from systems integrators it uses to complete software implementations.

Interwoven services revenues represented 61% and 52% of total revenues during the three months ended June 30, 2003 and 2002, respectively. In that period, services revenue declined from $17.1 million for the three months ended June 30, 2002 to $16.0 million for the three months ended June 30, 2003. To a large extent, the level of Interwoven’s services revenues depends upon Interwoven’s ability to license products that generate follow-on services revenues, such as maintenance. Services revenue also depends on demand for professional services, which is subject to fluctuation in response to economic slowdowns. The current economic slowdown has and may continue to reduce demand for Interwoven’s professional services. As systems integrators and other third parties, have become proficient at installing and servicing Interwoven’s products, Interwoven’s services revenues have declined, and Interwoven expects them to continue to decline. Whether Interwoven will be able to successfully manage its professional services capacity during the continued economic slowdown is difficult to predict. If Interwoven’s professional services capacity is too low, it may not be able to capitalize on future increases in demand for its services, but if its capacity is too high, Interwoven’s gross margin on services revenue will be worse.

Many factors can cause Interwoven’s revenues to fluctuate on a quarterly basis, and if it fails to satisfy the expectations of investors or market analysts Interwoven’s stock price may decline.

Interwoven’s quarterly operating results have fluctuated significantly in the past, and Interwoven expects unpredictable fluctuations in the future. The main factors affecting these fluctuations are likely to be:

•	the discretionary nature of Interwoven’s customer’s purchases and their budget cycles;

•	the number of new information technology initiatives launched by its customers;

•	the size and complexity of its license transactions;

•	potential delays in recognizing revenue from license transactions;

•	timing of new product releases;

•	sales force capacity and the influence of reseller partners; and

•	seasonal variations in operating results.

If Interwoven’s results of operations do not meet its public forecasts or the expectations of securities analysts and investors, the price of Interwoven’s common stock is likely to decline.

The longer that the economic slowdown continues to affect Interwoven’s customer base, the more its losses will be extended.

The current widespread economic slowdowns in the markets Interwoven serves has harmed its sales. Capital spending on information technology in general, and capital spending on web initiatives in particular, have declined in recent years. Further, the pricing of Interwoven’s products and the typical size of customer purchases in the current economic environment usually requires multiple approvals within the customer organization. As a result, Interwoven’s sales process has become more difficult and Interwoven is increasingly finding that its customers’ purchasing decisions take longer, and decisions to purchase content management products compete with decisions to purchase other information technology products. Interwoven believes these pressures have caused its new customers to make lower dollar value purchases, reducing its average sales prices, which have dropped from $250,000 in the three months ended June 30, 2002 to $115,000 in the three months ended June 30, 2003. This reduction has adversely affected its total revenues. Interwoven expects these trends to continue. In addition, since many of Interwoven’s customers are also adversely affected by the general economic slowdown, Interwoven may find that collecting accounts receivable from existing or new customers will take longer than it expects or that some accounts receivable will become uncollectible.

Competition in Interwoven’s market is intense, which makes it harder for it to grow and achieve profitability.

Interwoven’s competitors include, but are not limited to:

•	potential customers that use in-house development efforts to satisfy their content management needs; and

•	content management software providers, such as Documentum, Inc., which Interwoven views as its principal competitor, FileNet, Inc., Microsoft Corporation, Open Text Corporation, Stellent, Inc. and Vignette Corporation.

Interwoven also faces potential competition from its strategic partners, such as BEA Systems, Inc., International Business Machines Corporation and Oracle Corporation, and from other companies that may in the future decide to compete in its market. Some of Interwoven’s existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and marketing resources than Interwoven does. Many of these companies can also take advantage of extensive customer bases and adopt aggressive pricing policies to gain market share. Potential competitors may bundle their products in a manner that discourages users from purchasing Interwoven’s products. For example, Microsoft Corporation has introduced a content management product and might choose to bundle it with other products in ways that would harm Interwoven’s competitive position. Barriers to entering the content management software market are relatively low.

Although Interwoven believes the number of its competitors is increasing, Interwoven believes there may be consolidation in the content management software industry. Interwoven expects that the general downturn of stock prices in the technology-related companies since March 2000 will accelerate this trend, with fewer but more financially-sound competitors surviving that are better able to compete with Interwoven for its current and potential customers.

Because about two-thirds of Interwoven’s revenues are influenced by referrals from strategic partners, its future success depends in part on those partners, but their interests differ from Interwoven’s.

Interwoven’s direct sales force depends on strategic partnerships and marketing alliances to obtain customer leads, referrals and distribution. Approximately two-thirds of Interwoven’s revenues are influenced by its strategic partners. If Interwoven is unable to maintain its existing strategic relationships or fails to enter into additional strategic relationships, its ability to increase its sales and reduce expenses will be harmed, and it could also lose anticipated customer introductions and co-marketing benefits. Interwoven’s success depends in part on the success of its strategic partners and their ability and willingness to market Interwoven’s products and services successfully. Interwoven also relies on its strategic partnerships to aid in the development of its products. Should Interwoven’s strategic partners not regard Interwoven as significant for their own businesses, they could reduce their commitment to Interwoven or terminate their respective relationships with Interwoven, pursue competing relationships, or attempt to develop or acquire products or services that compete with Interwoven’s products and services.

Because the market for content management software is evolving rapidly, Interwoven does not know whether existing and potential customers will purchase Interwoven’s products in sufficient quantities for it to achieve profitability.

The market for content management software is relatively new and is evolving rapidly. Interwoven expects that it will continue to need to educate prospective clients about the uses and benefits of its products and services. Various factors could inhibit the growth of the market and market acceptance of its products and services. In particular, potential customers that have invested substantial resources in other methods of conducting business over the Internet may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. Interwoven cannot be certain that the market for its products will expand or continue to deteriorate further.

Interwoven may be required to write-off all or a portion of the goodwill value of companies it has acquired.

Accounting principles require companies to review the value of assets from time to time to determine whether those values have been impaired. As a result, Interwoven is required periodically to review the value on its balance sheet of companies it has acquired, to determine if those values should be reduced. In connection with Interwoven’s 2002 periodic review, Interwoven reduced the amount of goodwill of acquired companies on its balance sheet. Interwoven may in the future be required to write down the carrying value of goodwill assets, including goodwill associated with its proposed merger with iManage.

If Interwoven determines there has been an impairment of goodwill and other intangible assets, the carrying value of those assets will be written down to fair value, and a charge against operating results in the period that the determination is made. Any impairment harms Interwoven’s operating results will be taken for that period and Interwoven’s financial position, and could harm the price of Interwoven’s stock.

Interwoven’s workforce reductions may require it to reduce its facilities commitments, which may cause Interwoven to incur expenses or recognize financial statement charges.

Since June 30, 2001, Interwoven has reduced its employee headcount by more than 40% of its employees worldwide. In connection with these restructurings, Interwoven relocated offices and abandoned facilities in the San Francisco Bay area and Austin, Texas. However, it is possible that Interwoven’s present facilities may exceed its estimated future needs, particularly if the proposed merger with iManage is not consummated. If this happens, and given the decline in the commercial real estate market, Interwoven could be faced with paying rent for space it is not using, or with subleasing the excess space for less than its lease rate and recognizing a financial statement charge reflecting the loss. For example, in 2002 Interwoven recorded $24.2 million in lease abandonment charges associated with excess facilities, revised its earlier assumptions about future sublease income, and accrued $36.8 million for facility consolidation plans. If the commercial real estate market continues to deteriorate, or if Interwoven cannot sublease these facilities at all, Interwoven may record additional facilities charges in the future. Any charge Interwoven records would be based on assumptions and its estimates about its ability to sublease facilities or terminate leases. Interwoven cannot assure you that its estimates and assumptions about these charges will be accurate in the future, and additional charges may be required in future periods.

Interwoven’s lengthy sales cycle makes it particularly difficult for it to forecast revenues, requires it to incur high costs of revenues and increases the variability of its quarterly results.

The time between Interwoven’s initial contact with a potential customer and the ultimate sale, which it refers to as its sales cycle, typically ranges between three and nine months, depending largely on the customer. Interwoven believes that the continuing economic slowdown has lengthened its sales cycle as customers delay or defer decisions on implementing content management initiatives. If Interwoven does not shorten its sales cycle, it will be difficult for Interwoven to reduce sales and marketing expenses. In addition, as a result of its lengthy sales cycle, Interwoven has only a limited ability to forecast the timing and size of specific sales. This makes it more difficult to predict quarterly financial performance, or to achieve it, and any delay in completing sales in a particular quarter could harm Interwoven’s business and cause its operating results to vary.

Interwoven continues to rely on sales of one product, TeamSite, which accounted for approximately 80% of its revenues in 2002, so if TeamSite loses market acceptance, Interwoven will experience greater losses.

Since 1997, Interwoven has generated the vast majority of its revenues from licenses of, and services related to, its TeamSite product. In 1997 TeamSite accounted for virtually all of Interwoven’s revenue, and in 2002 approximately 80% of Interwoven’s revenue was associated with TeamSite. Interwoven believes that revenues generated from TeamSite will continue to account for a large portion of its revenues for the foreseeable future. A decline in the price of TeamSite, or Interwoven’s inability to increase license sales of TeamSite, would harm Interwoven’s business and operating results more seriously than it would if Interwoven had several different products and services to sell. In addition, Interwoven’s future financial performance will depend upon successfully developing and selling enhanced versions of TeamSite. If Interwoven fails to deliver product enhancements or new products that customers want, it will be more difficult for Interwoven to succeed.

Difficulties in introducing new products and upgrades in a timely manner will make market acceptance of Interwoven’s products less likely.

The market for Interwoven’s products is characterized by rapid technological change, frequent new product introductions and technology-related enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Interwoven expects to add new content management functionality to its product offerings by internal development, and possibly by acquisition. Content management technology is more complex than most software and new products or product enhancements can require long development and testing periods. Any delays in developing and releasing new products could harm Interwoven’s business. New products or upgrades may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of Interwoven’s products or customer claims against Interwoven, any of which could harm Interwoven’s business. If Interwoven does not develop, license or acquire new software products, or deliver enhancements to existing products on a timely and cost-effective basis, Interwoven’s business will be harmed.

Interwoven’s products might not be compatible with all major platforms, which could limit its revenues.

Interwoven’s products currently operate on the Microsoft Windows NT, Microsoft Windows 2000, Linux, IBM AIX, Hewlett Packard UX and Sun Solaris operating systems. In addition, Interwoven’s products are required to interoperate with leading content authoring tools and application servers. Interwoven must continually modify and enhance its products to keep pace with changes in these applications and operating systems. If Interwoven’s products were to be incompatible with a popular new operating system or business application, its business would be harmed. In addition, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, browsers, back-office applications, and other technology-related applications, could also harm its business.

Stock-based compensation charges and amortization of acquired intangibles reduce Interwoven’s reported net income.

In connection with Interwoven’s acquisitions, Interwoven generally allocates a portion of the purchase price to intangible assets such as goodwill, in-process research and development, acquired technology, acquired workforce and covenants not to compete. Interwoven has also recorded deferred compensation related to options assumed and shares issued to effect business combinations, as well as options granted below fair market value associated with Interwoven’s initial public offering in October 1999. The future amortization expense related to the acquisitions and deferred stock-based compensation may be accelerated as Interwoven assesses the value and useful life of the intangible assets, and accelerated expense would reduce its earnings.

In addition, Interwoven’s stock option repricing program requires it to record a compensation charge on a quarterly basis as a result of variable plan accounting treatment, which will lower its earnings. This charge will be evaluated on a quarterly basis and additional charges will be recorded if the market price of its stock exceeds the price of the repriced options. Since the variable component of this charge is computed based on the current market price of its stock, such charges may vary from period to period.

Acquisitions may harm Interwoven’s business by being more difficult than expected to integrate, by diverting management attention or by subjecting Interwoven to unforeseen accounting problems.

As part of Interwoven’s business strategy, Interwoven may seek to acquire or invest in additional businesses, products or technologies that it feels could complement or expand its business. If Interwoven identifies an appropriate acquisition opportunity, it might be unable to negotiate the terms of that acquisition successfully, finance it, develop the intellectual property acquired from it or integrate it into Interwoven’s existing business and operations. Interwoven may also be unable to select, manage or absorb any future acquisitions successfully. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, especially if it involved Interwoven entering a new market, would divert management time and other resources and put Interwoven at a competitive disadvantage. Interwoven may have to use a substantial portion of its available cash, including proceeds from public offerings, to consummate an acquisition. On the other hand, if Interwoven consummates acquisitions through an exchange of its securities, its stockholders could suffer significant dilution. In addition, Interwoven cannot assure you that any particular acquisition, even if successfully completed, will ultimately benefit its business.

In connection with Interwoven’s acquisitions, Interwoven may be required to write-off software development costs or other assets, incur severance liabilities, amortization expenses related to acquired intangible assets or incur debt, any of which could harm its business, financial condition, cash flows and results of operations. The companies Interwoven acquires may not have audited financial statements, detailed financial information or adequate internal controls. There can be no assurance that an audit subsequent to the completion of an acquisition will not reveal matters of significance, including with respect to revenues, expenses, contingent or other liabilities and intellectual property. Any such write-off could harm Interwoven’s financial results.

Sales outside North America account for about one-third of Interwoven’s revenues, so Interwoven’s business is exposed to risks of international operations to a greater extent than are companies with more domestic sales.

Sales to customers located outside North America have accounted for 35% and 34% of total revenues for the six months ended June 30, 2003 and 2002 and Interwoven anticipates that such sales will continue to represent a significant percentage of its revenues. Interwoven faces special risks associated with its international operations, such as:

•	changes in multiple tax and regulatory requirements;

•	difficulties in staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	the expense of localizing products for sale in various international markets;

•	longer payment cycles to collect accounts receivable in some countries;

•	seasonal reductions in business activity in various regions;

•	special revenue recognition issues for non-U.S. customers;

•	political and economic instability; and

•	economic downturns in international markets.

Any of these risks could reduce international sales or increase Interwoven’s cost of doing business outside of North America.

Fluctuations in the exchange rates of foreign currency, particularly in the Euro and the various local currencies of Australia, Asia and Europe, may harm Interwoven’s business.

Interwoven is exposed to adverse movements in foreign currency exchange rates because it translates foreign currencies into U.S. Dollars for reporting purposes. Interwoven’s primary exposures have related to operating expenses and sales in Australia, Asia and Europe that were not U.S. Dollar-denominated. Historically, these risks were minimal for Interwoven, but as its international revenues and operations have grown and continue to grow, the adverse currency fluctuations could have a material adverse impact on Interwoven’s financial results. The increasing use of the Euro as a common currency for members of the European Union could affect Interwoven’s foreign exchange exposure.

Interwoven might not be able to protect and enforce its intellectual property rights, a loss of which could harm its business.

Interwoven depends upon its proprietary technology and relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect it. Interwoven currently has three issued United States patents and one foreign patent, as well as several U.S. and foreign pending patent applications. It is possible that patents will not be issued from Interwoven’s currently pending patent applications or any future patent application Interwoven may file. Interwoven has also restricted customer access to its source code and required all employees to enter into confidentiality and invention assignment agreements. Despite Interwoven’s efforts to protect its proprietary technology, unauthorized parties may attempt to copy aspects of its products or to obtain and use information that it regards as proprietary. In addition, the laws of some foreign countries do not protect its proprietary rights as effectively as the laws of the United States, and Interwoven expects that it will become more difficult to monitor use of Interwoven’s products as Interwoven increases its international presence. Further, third parties may claim that Interwoven’s products infringe their intellectual property rights.

Interwoven’s workforce reductions plans may hurt the morale and performance of its continuing personnel, and make it more difficult to retain the services of key personnel.

Interwoven restructured its operations over the past two years, resulting in workforce reductions worldwide, in all functional areas. In addition to direct economic costs, these personnel reductions may hurt morale among continuing employees, or create concerns about job security. These morale issues may lower productivity or make it more likely that some of Interwoven’s key employees will seek new employment and require it to hire replacements. These reductions may also make the management of Interwoven’s business more difficult, subject it to increased risk of litigation and make it harder for Interwoven to attract employees in the future.

The timing of large orders may have an impact on Interwoven’s financial results from period to period, depending on the timing of any such order.

Interwoven expects that any relatively large orders that it may receive from time to time in the future would have a significant impact on its license revenues in the quarter in which it recognizes revenues from these orders. Large orders make Interwoven’s net revenues and operating results more likely to vary from quarter to quarter because the number of large orders it receives is expected to vary from period to period. The loss of any particular large order in any period could influence Interwoven’s achievement of expected results. In particular, Interwoven’s operating results could suffer if any large orders are delayed or cancelled in any future period.

Interwoven’s failure to deliver defect-free software could result in losses and harmful publicity.

Interwoven’s software products are complex and have contained in the past, and may contain in the future, defects or failures that may be detected at any point in the product life cycle. Interwoven has discovered software defects in the past in some of its products after their release. Although past defects have not had a material effect on Interwoven’s results of operations, in the future Interwoven may experience delays or lost revenues caused by new defects. Despite Interwoven’s testing, defects and errors may still be found in new or existing products, and may result in delayed or lost revenues, loss of market share, failure to achieve market acceptance, reduced customer satisfaction, diversion of development resources and damage to Interwoven’s reputation. As has occurred in the past, new releases of products or product enhancements may require Interwoven to provide additional services under its maintenance contracts to ensure proper installation and implementation. Because customers rely on Interwoven’s products for business critical processes, defects or errors in Interwoven’s products or services might result in tort or warranty claims. Moreover, computer viruses may damage the functionality of Interwoven’s software products. Any damage to or interruption in the performance of Interwoven’s software could also harm its business.

Interwoven has various mechanisms in place to discourage takeover attempts, which might tend to suppress its stock price.

Provisions of Interwoven’s certificate of incorporation and bylaws that may discourage, delay or prevent a change in control include:

•	Interwoven is authorized to issue “blank check” preferred stock, which could be issued by its board of directors to increase the number of outstanding shares, or to implement a stockholders rights plan, and thwart a takeover attempt;

•	Interwoven provides for the election of only one-third of its directors at each annual meeting of stockholders, which slows turnover on the board of directors;

•	Interwoven limits who may call special meetings of stockholders;

•	Interwoven prohibits stockholder action by written consent, so all stockholder actions must be taken at a meeting of its stockholders; and

•	Interwoven requires advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Risks related to iManage’s business

iManage has incurred losses throughout its operating history and may not be able to achieve consistent profitability.

iManage has incurred operating losses on a quarterly and annual basis throughout its history. As of June 30, 2003, iManage had an accumulated deficit of $47.1 million. iManage must increase its revenues to achieve consistently profitable operations and positive cash flow. If iManage’s revenues do not grow, iManage will not be consistently profitable. In fact, iManage’s revenues may decline over corresponding periods resulting in greater operating losses and significant negative cash flows.

iManage’s future success depends on its ability to continue to sell to law firms and other professional service firms.

iManage derived 66% of its license revenues for the quarter ended June 30, 2003 from sales to law firms and professional service firms. In order for iManage to sustain and grow its business, iManage must continue to successfully sell its software products and services into this vertical market. Failure to successfully sell to law firms and professional service firms will have a significant and adverse affect on iManage’s consolidated financial condition and results of operation.

Contractual issues may arise during the negotiation process that may delay the anticipated closure of license transactions and iManage’s ability to recognize revenue as anticipated.

Because iManage’s solution is mission-critical to many of its customers, the process of contractual negotiation may be protracted. The additional time needed to negotiate mutually acceptable terms that culminate in an agreement to license iManage products could extend the sales cycle.

Several factors may also require iManage to defer recognition of license revenue for a significant period of time after entering into a license agreement, including instances in which iManage is required to deliver either unspecified additional products or specified product upgrades for which iManage does not have vendor-specific objective evidence of fair value. While iManage has a standard software license agreement that provides for revenue recognition provided that delivery has taken place, collectibility from the customer is reasonably assured and assuming no significant future obligations or customer acceptance rights exist, customer negotiations and revisions to these terms could impact iManage’s ability to recognize revenue at the time of delivery.

In addition, slowdowns or variances from internal expectations in iManage’s quarterly license contracting activities may impact iManage’s service offerings and may result in lower revenues from iManage’s customer training, consulting services and customer support organizations. iManage’s ability to maintain or increase service revenues is highly dependent on its ability to increase the number of license agreements it enters into with customers.

If iManage does not expand sales of its products to customers other than professional service firms, iManage may not be able to grow its revenues and its operating results will suffer.

iManage’s future success is dependent on its ability to sell software licenses and services to customers outside of professional service firms, particularly large multi-national corporations in financial services and manufacturing and governments. To sell to multi-national corporations, iManage must devote time and resources to hire and train sales employees to work in industries other than legal and professional service firms. Even if iManage is successful in hiring and training sales teams, customers in other industries may not perceive the value in or require its collaborative content management software applications.

iManage’s product has a long and unpredictable sales cycle, which makes it difficult to forecast iManage’s future results and may cause its operating results to vary significantly.

The period between initial contact with a prospective customer and the licensing of iManage’s application suite varies and can range from three to more than twelve months. Additionally, iManage’s sales cycle is long and complex as customers consider a number of factors before committing to purchase its application suite. Factors considered by customers when evaluating iManage’s application suite include product benefits, cost and time of implementation, return on investment, ability to operate with existing and future computer systems and the ability to accommodate increased transaction volume and product reliability. Customer evaluation, purchasing and budgeting processes vary significantly from company to company. As a result, iManage spends significant time and resources informing prospective customers about its software products, which may not result in a completed transaction and may negatively impact its operating margins. Even if iManage WorkSite has been chosen by the customer, completion of the sales transaction is subject to a number of factors, which makes its quarterly revenues difficult to forecast. These factors include but are not limited to:

•	Licensing of iManage’s software products is often an enterprise-wide decision by its customers that involves many factors. Accordingly, iManage’s ability to license its product may be impacted by changes in the strategic importance of collaborative content management projects to its customers, budgetary constraints or changes in customer personnel.

•	A customer’s internal approval and expenditure authorization process can be difficult and time consuming. Delays in approvals, even after selection of a vendor, could impact the timing and amount of revenues recognized in a quarterly period.

•	Changes in iManage sales incentive plans may have an unpredictable impact on its sales cycle and contracting activities.

•	The number, timing and significance of enhancements to iManage software products and the introduction of new software by its competitors and iManage may affect customer purchasing decisions.

Specifically, in the first half of 2003 and throughout 2002, iManage continued to experience lengthening sales cycles due to increased organizational reviews by sales prospects of software purchases, regardless of transaction size. A continued lengthening in sales cycles and iManage’s inability to predict these trends could result in lower than expected future revenue, which would have a material impact on its operating results and, correspondingly, its stock price.

Declining economic conditions and significant world events have affected and could continue to negatively impact iManage’s revenues and profits.

iManage’s revenue growth and profitability depend on the overall demand for collaborative content management software platforms and applications. Prolonged economic weakness in the United States and declining economic conditions worldwide have resulted in and may continue to result in cutbacks by iManage’s customers in the purchase of its software products and services, longer sales cycles and lower average selling prices and postponed or canceled orders. Specifically, iManage experienced a shortfall in its anticipated revenues for the quarter ended June 30, 2002, which iManage believes was in part due to slowing information technology spending in reaction to declining economic conditions. To the extent that the current economic downturn continues or increases in severity, iManage believes demand for its products and services, and therefore its future revenues, could be further impacted.

iManage’s financial results could also be significantly impacted by geopolitical concerns and world events. Specifically, iManage’s revenues for the third quarter ended September 30, 2001 were negatively impacted by delays in customer orders and longer sales cycles resulting from terrorist attacks on the World Trade Center buildings and the Pentagon. iManage also experienced delays in some customer orders in the first quarter of 2003 as a result of concerns over the war in Iraq. iManage revenues and financial results could be negatively impacted to the extent geopolitical concerns continue and similar events occur or are anticipated to occur.

iManage’s revenues will decline significantly if the market does not continue to accept the iManage suite of products.

iManage derives substantially all of its license and associated service revenue from the WorkSite suite of products. iManage currently expects to continue to derive a majority of its revenues from these products. If the market does not continue to accept iManage’s products, its revenues will decline significantly and negatively affect its operating results. Factors that may affect the market acceptance of these products include the performance, price and total cost of ownership of iManage products and the availability, functionality and price of competing products and technologies. Many of these factors are beyond iManage’s control.

In addition, a significant portion of iManage’s revenue is derived from support contracts purchased by its existing customers. If iManage’s customers do not renew their support contracts or iManage’s current renewal rate experience declines, iManage’s revenue will decline and negatively affect its operating results.

iManage’s costs are relatively fixed in the near term. Therefore, any shortfall in anticipated revenues will adversely affect iManage’s operating results.

Because iManage’s operating expenses are based on its expectations for future revenues and are relatively fixed in the short term, any revenue shortfall below expectations, such as the shortfall iManage experienced for the quarter ended June 30, 2002, will have an immediate and significant adverse effect on iManage’s consolidated results of operations and financial condition.

Delays in the signing of one or more significant license agreement or the loss of a significant customer order could have a material impact on iManage’s revenues and results of operations.

The contract value of individual license agreements can vary significantly. Because a substantial portion of iManage’s quarterly revenues is derived from a relatively small number of customers, delays in the signing of one or more significant license agreements or the loss of a significant customer order could have a material impact on its revenues and results of operations.

Lack of quarterly bookings linearity and seasonality make it difficult for iManage to predict operating results.

A significant portion of iManage license agreements are completed within the final few weeks of each quarter as many customers delay completion of a transaction until the end of a quarter to extract more favorable terms. In addition, the iManage sales cycle is impacted by seasonal factors. Specifically, iManage’s historical experience indicates that its sales process and revenues are negatively impacted by the summer season in the third quarter. Additionally, iManage’s consulting and training services are negatively impacted in the fourth quarter due to the holiday season.

Competition from enterprise content management providers enabling collaborative document management is increasing, which could cause iManage to reduce its prices and result in reduced gross margins or loss of market share.

The market for products that enable companies to manage and share content and collaborate throughout an extended enterprise is new, highly fragmented, rapidly changing and increasingly competitive. iManage expects competition to continue to intensify, which could result in price reductions for its products, reduced gross margins, increased sales cycles and loss of market share, any of which would have a material adverse effect on iManage’s business and financial condition. iManage current competitors include:

•	companies addressing segments of iManage’s market, including Documentum, Inc., FileNet Corporation, Hummingbird Ltd., Intraspect Software, Inc., Microsoft Corporation, Open Text Corporation, Stellent, Inc. and NetDocuments, Inc.;

•	web content management companies such as Vignette Corporation;

•	enterprise Web portal companies such as Plumtree Software, Inc.;

•	intranet and groupware companies such as IBM, Microsoft Corporation, and Novell, Inc.; and

•	in-house development efforts by iManage customers and partners.

When compared to iManage, many of these competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial resources. This may place iManage at a disadvantage in responding to its competitors’ strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. Competitive pressures and iManage’s perceived viability in this market may make it difficult for it to acquire and retain customers, which could reduce iManage’s revenues and result in increased operating losses. Competitive pressures may also increase with the consolidation of competitors within iManage’s market and partners in its distribution channel, such as the acquisition of eRoom Technology, Inc. by Documentum, Inc., Kramer Lee & Associates by Hummingbird Ltd. and Epicentric, Inc. by Vignette Corporation.

In recent quarters, some of iManage’s competitors have drastically reduced their price proposals in an effort to strengthen their bids and expand their customer bases. Such tactics, even if unsuccessful, could delay decisions by some customers that would otherwise purchase the iManage solution and may reduce the ultimate selling price of its software and services.

iManage’s revenues from international operations are a significant part of its overall operating results. iManage may not successfully develop these international markets, which could harm its business.

iManage has established sales offices in international locations. For the quarter ended June 30, 2003, revenues from these international operations constituted approximately 17% of iManage’s total revenues.

iManage anticipates devoting significant resources and management attention to expanding international opportunities, which subjects it to a number of risks including:

•	greater difficulty in staffing and managing foreign operations;

•	expenses associated with foreign operations and compliance with applicable laws;

•	changes in a specific country’s or region’s political or economic conditions;

•	expenses associated with localizing its product for foreign countries;

•	differing intellectual property rights;

•	protectionist laws and business practices that favor local competitors;

•	longer sales cycles and collection periods or seasonal reductions in business activity;

•	multiple, conflicting and changing governmental laws and regulations; and

•	foreign currency restrictions and exchange rate fluctuations.

If iManage does not maintain and expand its reseller network, it may not be able to grow its revenues and its operating results may suffer.

iManage derived 41% of its license bookings from resellers of its application suite for the quarter ended June 30, 2003. Therefore, iManage’s future success depends on its ability to attract, retain, motivate and train resellers of its products. Similarly, the financial failure of any of iManage’s resellers could result in lower revenues and the write-off of amounts due from the failed reseller.

iManage’s failure to develop and maintain strong relationships with consulting and systems integrator firms and with its customers would harm iManage’s ability to market its application suite, which could reduce future revenues and increase expenses.

A portion of iManage’s revenues is influenced by the recommendation of its collaborative content management software platform and applications by systems integrators, consulting firms and other third parties that help deploy its application suite for its customers. Losing the support of these third parties may limit iManage’s ability to penetrate its existing and potential markets. These third parties are under no obligation to recommend or support iManage’s application suite and could recommend or give higher priority to their own products and services or to those of other companies. iManage’s inability to gain the support of consulting and systems integrator firms or a shift by these companies toward favoring competing products could negatively affect iManage’s software license and service revenues.

Some systems integrators also engage in joint marketing and sales efforts with iManage. If iManage’s relationship with these systems integrators fails, it will have to devote substantially more resources to the sale and marketing of its application suite. In many cases, these parties have extensive relationships with iManage’s existing and potential customers and influence the decisions of these customers. A number of iManage’s competitors have longer and more established relationships with these systems integrators than iManage does and, as a result, these systems integrators may be more likely to recommend competitors’ products and services, which could increase iManage’s expenses.

iManage may also be unable to grow its revenues if iManage does not successfully obtain leads and referrals from its customers. If iManage is unable to maintain these existing customer relationships or fails to establish additional relationships, iManage will be required to devote substantially more resources to the sales and marketing of its products. As a result, iManage is dependent on the willingness of its customers to provide it with introductions, referrals and leads. iManage’s current customer relationships do not afford it any exclusive marketing and distribution rights. In addition, iManage customers may terminate their relationship with it at any time, pursue relationships with its competitors or develop or acquire products that compete with its products. Even if iManage customers act as references and provide it with leads and introductions, iManage may not penetrate additional markets or grow its revenues.

iManage’s failure to develop and maintain strong relationships with consulting and systems integrator firms may harm its ability to implement its application suite.

Consulting and systems integrator firms assist iManage customers with the installation and deployment of its application suite, in addition to competitive products, and perform integration of computer systems and software. If iManage is unable to develop and maintain relationships with system integrators, it would be required to hire additional personnel to install and maintain its application suite, which would result in higher expense levels and delays in its ability to recognize revenue.

If the emerging market for collaborative content management software does not develop as quickly as iManage expects, its business will suffer.

The market for iManage collaborative content management software platform and applications has only recently begun to develop, is rapidly evolving and will likely have an increasing number of competitors. iManage cannot be certain that a viable market for its products will emerge or be sustainable. If the collaborative content management software market fails to develop, or develops more slowly than expected, demand for iManage products will be less than anticipated and its business and operating results would be seriously harmed.

Furthermore, to be successful in this emerging market, iManage must be able to differentiate its business from its competitors through its product and service offerings and brand name recognition. iManage may not be successful in differentiating its business or achieving widespread market acceptance of its products and services. In addition, enterprises that have already invested substantial resources in other methods of managing their content and collaborative process may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems.

If iManage’s efforts to enhance existing products and introduce new products in a timely manner are not successful, iManage may not be able to generate demand for its products.

iManage’s future success depends on its ability to provide a comprehensive collaborative content management software solution. To provide this comprehensive solution, iManage must continually develop and introduce high quality, cost-effective products as well as product enhancements on a timely basis. If the market does not accept iManage’s new products, its business will suffer and its stock price will likely fall.

iManage’s WorkSite server for Windows-based operating environments, and its compatible applications for this server, became commercially available in June 2001. In addition, the Java-based iManage WorkSite Server MP that supports Windows, Solaris and Linux operating environments, and a compatible version of the iManage WorkSite Web application, became commercially available in the first quarter of 2002. Enhanced features and functionality are expected to be developed, but delays in introducing these enhancements would have a material adverse effect on iManage’s business and financial condition.

In the past, iManage has experienced delays in the commencement of commercial shipments of enhancements to its application suite. To date, these delays have not had a material impact on iManage’s revenues. If iManage is unable to ship or implement new products or enhancements to its application suite when planned or at all, or fail to achieve timely market acceptance of these new products or enhancements, iManage may suffer lost revenues. iManage future operating results will depend on demand for its application suite, including new and enhanced releases that are subsequently introduced.

If iManage products cannot scale to meet the demands of tens of thousands of concurrent users, its targeted customers may not license its solutions, which will cause its revenue to decline.

iManage’s strategy is to target large organizations that require its collaborative content management software solution because of the significant amounts of information and content that they generate and use. For this strategy to succeed, iManage’s software products must be highly scalable and accommodate tens of thousands of concurrent users. If iManage’s products cannot scale to accommodate a large number of concurrent users, its target markets will not accept its products and its business and operating results will suffer.

If iManage customers cannot successfully implement large-scale deployments, or if they determine that iManage products cannot accommodate large-scale deployments, iManage customers will not license its solutions, and this will materially adversely affect iManage’s consolidated financial condition and operating results.

If iManage’s products do not operate with a wide variety of hardware, software and operating systems used by its customers, its revenues would be harmed.

iManage currently serves a customer base that uses a wide variety of constantly changing hardware, software applications and operating systems. For example, iManage has designed its products to work with databases and servers developed by Microsoft Corporation, Sun Microsystems, Inc., Oracle Corporation and IBM and software applications including Microsoft Office, WordPerfect, Lotus Notes and Novell GroupWise. iManage must continually modify and enhance its software products to keep pace with changes in computer hardware and software and database technology as well as emerging technical standards in the software industry. iManage further believes that its application suite will gain broad market acceptance only if it can support a wide variety of hardware, software applications and systems. If iManage’s products are unable to support a variety of these products, its revenues would be harmed. Additionally, customers could delay purchases of iManage’s application suite until they determine how iManage’s products will operate with these updated platforms or applications.

Currently, the iManage WorkSite suite of products supports Windows, Solaris and Linux operating environments. If other platforms become more widely used, iManage could be required to convert its server application products to these new platforms. iManage may not succeed in these efforts, and even if it does, potential customers may not choose to license its products.

Defects in iManage software products could diminish demand for its products.

iManage software products are complex and may contain errors that may be detected at any point in the life cycle of the products. iManage cannot assure that its implementation partners or its current and potential customers that errors will not be found in its products or releases after commencement of commercial shipment, resulting in loss of revenues, delay in market acceptance and sales, product returns, diversion of development resources, injury to its reputation or increased service and warranty costs.

Errors in iManage’s application suite may be caused by defects in third-party software incorporated into iManage’s application suite. If so, iManage may not be able to fix these defects without the cooperation of these software providers. Since these defects may not be as significant to software providers as they are to iManage, iManage may not receive the rapid cooperation that it may require. iManage may not have the contractual right to access the source code of third-party software and, even if it accesses the source code, it may not be able to fix the defect.

Since iManage customers use its application suite for critical business applications, any errors, defects or other performance problems of its application suite could result in damage to the businesses of its customers. Consequently, these customers could delay or withhold payment to iManage for its software and services, which could result in an increase in its provision for doubtful accounts or an increase in collection cycles for accounts receivable, both of which could disappoint investors and result in a significant decline in its stock price. In addition, these customers could seek significant compensation from iManage for their losses. Even if unsuccessful, a product liability claim brought against iManage would likely be time consuming and costly and harm its reputation, and thus its ability to license new customers. Even if a suit is not brought, correcting errors in its application suite could increase its expenses.

If iManage is unable to respond to rapid market changes due to changing technology and evolving industry standards, its future success will be adversely affected.

The market for iManage products is characterized by rapidly changing technology, evolving industry standards and product introductions and changes in customer demands. iManage’s future success will depend to a substantial degree on its ability to offer products and services that incorporate leading technology and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that (i) iManage’s technology or systems may become obsolete upon the introduction of alternative technologies, such as products that better manage various types of content and enable collaboration; and (ii) iManage may not have sufficient resources to develop or acquire new technologies or to introduce new products or services capable of competing with future technologies or service offerings.

iManage products may lack essential functionality if it is unable to obtain and maintain licenses to third-party software and applications.

iManage relies on software that it licenses from third parties, including software that is integrated with its internally developed software and used in its products to perform key functions. For example, iManage licenses Application Builder from Autonomy, Inc., Search 97 from Verity, Inc. and Outside In Viewer Technology and Outside In HTML Export from Stellent, Inc., and Interstage i-Flow 5.0 from Fujitsu Software Corporation. The functionality of the iManage WorkSite suite of products, therefore, depends on its ability to integrate these third-party technologies into its products. Furthermore, iManage may license additional software from third parties in the future to add functionality to its products. If iManage’s efforts to integrate this third-party software into its products is not successful, its customers may not license its products and its business will suffer.

In addition, iManage would be seriously harmed if the providers from whom it licenses software ceased to deliver and support reliable products, enhance their current products or respond to emerging industry standards. Moreover, the third-party software may not continue to be available to iManage on commercially reasonable terms or at all. Some of these license agreements may be renewed only with the other party’s written consent. Furthermore, iManage may be forced to limit the features available in its current or future product offerings. Either alternative could seriously harm its business and operating results.

New legislative, higher insurance cost and potential new accounting pronouncements are likely to impact iManage’s future consolidated financial position and results of operations.

Recently, there have been significant regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may be new accounting pronouncements or regulatory rulings that will have an impact on iManage’s future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes and proposed legislative initiatives following several highly publicized corporate accounting and corporate governance failures are likely to increase general and administrative costs. In addition, insurance companies significantly increased insurance rates as a result of higher claims over the past year, and iManage’s rates for its various insurance policies increased substantially. Further, proposed initiatives may result in changes in accounting rules, including legislative and other proposals to account for employee stock options as an expense. These and other potential changes could materially increase the expenses iManage reports under accounting principles generally accepted in the United States of America and adversely affect its operating results.

iManage is the target of several securities class action complaints and other litigation, which could result in substantial costs and divert management attention and resources.

Beginning on July 11, 2001, several securities class action complaints were filed against iManage, the underwriters of its initial public offering, its directors and certain officers in the United States District Court for the Southern District of New York. The cases were consolidated and the litigation is now captioned as In re iManage, Inc. Initial Public Offering Securities Litigation, Civ. No. 01-6277 (SAS) (S.D.N.Y.), related to In re Initial Public Offering Securities Litigation, 21 MC 92 (SAS) (S.D.N.Y). The operative amended complaint is brought purportedly on behalf of all persons who purchased its common stock from November 17, 1999 through December 6, 2000. It names as defendants the Company and five of its present and former officers (the “iManage Defendants”) and several investment banking firms that served as underwriters of the initial public offering. Subsequently, the individual defendants stipulated with plaintiffs to dismissal from the case without prejudice, subject to a tolling agreement. The complaint alleges liability under Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 on the grounds that the registration statement for the initial public offering did not disclose that: (1) the underwriters had agreed to allow certain customers to purchase shares in the offering in exchange for excess commissions paid to the underwriters; and (2) the underwriters had arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The complaint also alleges that false analyst reports were issued. Plaintiffs seek unspecified monetary damages, attorneys’ fees and other costs. Similar allegations were made in other lawsuits challenging over 300 other public offerings conducted in 1999, 2000 and 2001. The cases were consolidated for pretrial purposes. On February 19, 2003, the Court ruled on all defendants’ motions to dismiss. The motion was denied as to claims under the Securities Act of 1933 in the case involving iManage, as well as in majority of all other cases. The motion was denied as to the claim under Section 10(b) as to iManage, on the basis that the complaint alleged that iManage had made an acquisition following the initial public offering.

iManage has decided to accept a settlement proposal presented to all issuer defendants. In this settlement, plaintiffs will dismiss and release all claims against the iManage Defendants, in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the public offering cases, and for the assignment or surrender of control of certain claims iManage may have against the underwriters. The iManage Defendants will not be required to make any cash payments in the settlement, unless the pro rata amount paid by the insurers in the settlement exceeds the amount of the insurance coverage, a circumstance which iManage does not believe will occur. The settlement will require approval of the Court, which cannot be assured, after class members are given the opportunity to object to the settlement or opt out of the settlement.

iManage and certain of its executive officers are defendants in a complaint filed by a former employee alleging ownership of 18,000 shares of its common stock that were never issued. The complaint alleges breach of contract, breach of fiduciary duty and fraudulent concealment, and the plaintiff is seeking damages of approximately $700,000 plus unspecified punitive damages.

While iManage believes that the allegations against its officers, directors and the Company are without merit, and intends to contest them vigorously, there can be no assurance that these matters will be resolved without costly litigation or in a manner that is not adverse to its consolidated financial position, results of operations or cash flows. No estimate can be made of the possible loss or range of loss associated with the resolution of these matters.

iManage is a party to other threatened legal action including mediation arising from the normal course of business activities. In management’s opinion, resolution of these matters is not expected to have a material adverse impact on iManage’s consolidated results of operations, cash flows or financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect iManage’s future results of operations, cash flows or financial position in a particular period.

If iManage is unable to protect its intellectual property or becomes subject to intellectual property infringement claims, it may lose a valuable asset or incur costly and time-consuming litigation.

iManage’s success depends in part on the development and protection of the proprietary aspects of its technology as well as its ability to operate without infringing on the proprietary rights of others. To protect its proprietary technology, iManage relies primarily on a combination of trade secret, copyright, trademark and patent laws, as well as confidentiality procedures and contractual restrictions.

To date, iManage has only one issued U.S. patent and two foreign patents. iManage presently has pending additional U.S. patent applications. It is possible that some or all of the patents that iManage has applied for will not be issued, and even if issued, that some or all may not be successfully defended. It is also possible that iManage may not develop proprietary products or technologies that are patentable, that any patent issued to iManage may not provide iManage with any competitive advantages or that the patents of others may restrict iManage’s ability to do business.

Despite iManage’s efforts to protect its rights to proprietary software and technology, unauthorized third parties may attempt to copy aspects of iManage’s products, obtain source code to its software or use other information that iManage regards as proprietary to develop software competitive to iManage’s software. iManage’s means of protecting its proprietary rights may not be adequate, and its competitors may independently develop similar technology or duplicate its product. Litigation may be necessary in the future to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources that could have a material adverse effect on iManage’s business, operating results and financial condition.

It is possible that in the future, a third party may bring suit claiming that iManage’s products infringe or misappropriate its intellectual property rights. Any claims could be costly and time-consuming to defend, divert iManage’s management’s attention or cause product delays. If iManage’s products were found to infringe a third party’s proprietary rights, it could be required to enter into royalty or licensing agreements to be able to sell its products. These royalty and licensing agreements, if required, may not be available on terms acceptable to iManage, which could harm its business. Two third-party patentees have asserted that iManage may be infringing their respective patent rights, and they have offered licenses under those patents.

iManage may be unable to retain its key personnel and attract additional qualified personnel to operate and expand its business.

iManage’s success depends largely on the skills, experience and performance of the members of its senior management and other key personnel, such as Mahmood M. Panjwani, iManage’s President and Chief Executive Officer, Rafiq R. Mohammadi, iManage’s chief technical officer, and Joseph S. Campbell, iManage’s Chief Operating Officer. iManage may not be successful in attracting or retaining qualified personnel in the future. None of iManage’s senior management or other key personnel is bound by an employment agreement setting forth a term of employment. If iManage loses one or more of these key employees, its business and operating results could be seriously harmed. In addition, iManage’s future success will depend largely on its ability to continue attracting and retaining highly skilled personnel. Like other high technology companies, iManage faces intense competition for qualified personnel.

iManage’s revenues will not increase if iManage fails to successfully manage its growth and expansion.

iManage’s historical growth has placed, and is likely to continue to place, a significant strain on its limited resources. To be successful, iManage will need to implement additional management information systems, improve its operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among its executive, research and development, finance, marketing, sales and operations organizations. Any failure to manage growth effectively could seriously harm its business and operating results.

iManage may be unable to meet its future capital requirements, which would limit its ability to grow.

iManage may need to seek additional funding in the future. iManage does not know if it will be able to obtain additional financing on favorable terms, if at all. In addition, if iManage issues equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of its common stock. If iManage cannot raise funds on acceptable terms, if and when needed, it may not be able to develop or enhance its products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm its business.

Future write-offs of intangible assets may impact iManage’s future operating results.

iManage has $3.4 million in goodwill, $35,000 of intangible assets and $1.5 million of prepaid license royalties at June 30, 2003; iManage believes its goodwill, intangible assets and prepaid license royalties are recoverable. However, changes in the economy, the business in which iManage operates and its own relative performance could change the assumptions used to evaluate the recoverability of these assets. iManage must continue to monitor those assumptions and their effect on the estimated recoverability of its intangible assets. Any adverse change in its recoverability assumptions could result in the writing down of its intangible assets, which could materially impact its consolidated results of operations and financial position.

There may be sales of a substantial amount of iManage’s common stock in the near future that could cause its stock price to fall.

Some of iManage’s current stockholders hold a substantial number of shares, which they are able to sell in the public market, subject to restrictions under the securities laws and regulations. Sales of a substantial number of shares of iManage common stock within a short period of time could cause its stock price to fall. Moreover, two of iManage’s executive officers and one of its directors have established systematic plans under which they will sell a pre-determined number of shares per quarter, provided that a certain minimum price is obtained. These plans may be perceived poorly in the market, and together with the increased number of shares being made available on the market, these plans may have an adverse effect on iManage’s share price. Executive officers and board members may also sell stock outside of the systematic plan at their election. In addition, a fall in iManage’s stock price could impair its ability to raise capital through the sale of additional stock.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of Interwoven’s, iManage’s and the combined company’s plans, objectives, expectations and intentions, and of the successful completion of the merger and the effects of the Interwoven reverse stock split. Any statements that are not statements of historical fact are forward looking statements. These forward-looking statements include:

•	projections of earnings, revenues, synergies, cost savings or other financial items;

•	statements of management plans, strategies and objectives for future operations;

•	expectations regarding completion of the merger;

•	statements regarding integration plans and the anticipated timing of filings and approvals related to the merger;

•	statements concerning proposed new products, services or developments;

•	statements regarding future economic conditions, performance or business prospects;

•	statements of belief; and

•	statements of assumptions underlying any of the foregoing.

When used in this joint proxy statement/prospectus and the documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seeks,” and similar expressions identify certain of these forward-looking statements.

These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by forward-looking statements in this joint proxy statement/prospectus and the documents incorporated by reference. You should carefully consider the statements set forth in “Risk Factors” and other sections of this joint proxy statement/prospectus, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. Neither Interwoven nor iManage undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this joint proxy statement/prospectus.

THE SPECIAL MEETING OF INTERWOVEN STOCKHOLDERS

Interwoven is furnishing this joint proxy statement/prospectus to holders of Interwoven common stock to provide you with important information regarding the issuance of shares of Interwoven common stock pursuant to the merger agreement and the reverse stock split in connection with the solicitation of proxies by Interwoven’s board of directors for use at the special meeting of the Interwoven stockholders and at any adjournment or postponement of the special meeting. Interwoven first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about October 14, 2003.

Date, time and place of the Interwoven special meeting

Interwoven will hold a special meeting of its stockholders on November 18, 2003 at 10 a.m., local time, at 803 11th Avenue, Sunnyvale, California.

Purpose of the Interwoven special meeting

At the special meeting and at any adjournment or postponement thereof, Interwoven stockholders will be asked to consider and vote upon a proposal to approve the issuance of shares of Interwoven common stock to iManage stockholders in the merger. Interwoven’s stockholders will also consider a proposal to authorize the Interwoven board of directors to amend Interwoven’s amended and restated certificate of incorporation to effect a one-for-four reverse stock split of the outstanding shares of Interwoven’s common stock.

A copy of the merger agreement is attached to this document as Annex A. Interwoven stockholders are encouraged to read the merger agreement in its entirety. A copy of the proposed amended and restated certificate of incorporation is attached as Annex G.

Record date for the Interwoven special meeting

The Interwoven board of directors has fixed the close of business on September 30, 2003 as the record date for determination of Interwoven stockholders entitled to notice of and to vote at the special meeting. Only holders of record of Interwoven common stock as of the close of business on that date are entitled to vote at the special meeting. As of the record date, there were 105,904,817 shares of Interwoven common stock issued and outstanding, held by approximately 472 stockholders of record. As of the record date, the directors and executive officers of Interwoven common stock and their affiliates held 5,352,207 outstanding shares of Interwoven common stock. Each share of Interwoven common stock issued and outstanding as of the record date entitles its holder to cast one vote at the special meeting.

Voting of proxies at the special meeting and revocation of proxies

The Interwoven proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Interwoven for use at the Interwoven special meeting.

General.    Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted “FOR” the proposal to approve the issuance of shares of Interwoven common stock to iManage stockholders in the merger, and “FOR” the proposal to authorize the Interwoven board of directors to implement a one-for-four reverse stock split. The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the Interwoven special meeting.

Abstentions.    Interwoven will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. Abstentions on the issuance proposal will be treated as neither a vote “FOR” nor a vote “AGAINST” this proposal for purposes of determining whether it has been approved, and thus will have no affect on the outcome. However, abstentions on the reverse stock split proposal will be treated as a vote “AGAINST” this proposal for purposes of determining whether it has been approved, and thus will affect the outcome.

Broker non-votes.    If your shares are held by your broker, your broker will not be able to vote your shares for you on the issuance proposal without instructions from you on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Failure to instruct your broker how to vote on the issuance proposal will be treated as neither a vote “FOR” nor a vote “AGAINST” this proposal for purposes of determining whether the proposal has been approved, and thus will have no affect on the outcome. If you fail to instruct your broker how to vote on the reverse stock split proposal, your broker would be able to vote your shares in its discretion with respect to this proposal, and thus will affect the outcome.

Voting shares in person that are held through brokers.    If your shares are held by your broker or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the nominee holding your Interwoven common stock a properly executed legal proxy identifying you as an Interwoven stockholder, authorizing you to act on behalf of the nominee at the special meeting and identifying the number of shares with respect to which the authorization is granted.

How to Revoke a Proxy.    If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Secretary of Interwoven a written notice, dated later than the proxy you wish to revoke, stating that proxy is revoked;

•	submitting to the Secretary of Interwoven a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

Notices to the Secretary of Interwoven should be addressed to Secretary, Interwoven, Inc., 803 11th Avenue Sunnyvale, California 94089.

Quorum and abstentions

In order to conduct business at the special meeting, a quorum must be present. Interwoven’s bylaws provide that a quorum at the special meeting will be the holders of a majority of the stock outstanding on the record date for the meeting. Interwoven will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum are not received by the date of the special meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. A majority of the shares of Interwoven’s common stock cast at the special meeting (a quorum being present) must be voted in favor of the proposal to approve the issuance of shares of Interwoven common stock in order for the issuance proposal to pass. The inspector of elections appointed for the Interwoven special meeting will tabulate the votes. A majority of the shares of Interwoven common stock outstanding on the record date must be voted in favor of the reverse stock split for the proposal to pass. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Solicitation of proxies and expenses

Interwoven will pay its own costs of soliciting proxies for the special meeting. Certain directors, officers and employees of Interwoven may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. Interwoven expects that the expenses of this special solicitation will be nominal. Following the mailing of this joint proxy statement/prospectus, Interwoven will request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/prospectus to persons for whom they hold shares of common stock and to request authority for the exercise of proxies. In such cases, Interwoven, upon the request of the record holder, will reimburse such holder for their reasonable expenses. In addition, Interwoven has retained MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010, to assist in soliciting proxies, for which services Interwoven will pay a fee expected not to exceed $6,000, plus out-of-pocket expenses.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or Internet. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services telephone or Internet voting program. This program provides eligible stockholders the opportunity to vote by telephone or Internet. If your bank or brokerage firm is participating in ADP’s program, your voting form will provide instructions. If your voting form does not reference telephone or Internet information, please complete and return the paper proxy card in the self-addressed, postage-paid envelope provided. If you have any questions about executing your proxy or require assistance, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Call Toll Free: (800) 322-2885

or Call Collect: (212) 929-5500

Board of directors’ unanimous recommendations

After careful consideration, the board of directors of Interwoven believes that the merger is in consistent with, and in furtherance of, Interwoven’s long-term business strategy and the merger is fair to, advisable and in the best interests of Interwoven and its stockholders. The Interwoven board of directors unanimously recommends that its stockholders vote “FOR” the proposal to approve the issuance of shares of Interwoven common stock pursuant to the merger agreement.

The Interwoven board of directors has also determined that the proposal to authorize the reverse stock split is in the best interest of Interwoven and its stockholders. The Interwoven board of directors unanimously recommends that its stockholders vote “FOR” the proposal to authorize the amendment of Interwoven’s certificate of incorporation to effect a reverse stock split. However, approval of the proposal to authorize the Interwoven board of directors to implement a one-for-four reverse stock split is not a condition to closing of the merger.

Voting agreements

Interwoven stockholders holding approximately 4.3% of the outstanding voting power of Interwoven common stock as of September 30, 2003 entitled to vote at the Interwoven special meeting have agreed to vote all of their shares of Interwoven common stock in favor of the proposal to approve the issuance of Interwoven common stock pursuant to the merger agreement and have executed proxies with respect to their shares in favor of the issuance proposal. Please refer to the section of this joint proxy statement/prospectus entitled “Other Agreements Voting agreements—Interwoven voting agreements” beginning on page 107. Also, a copy of the form of voting agreement between iManage and these Interwoven stockholders is attached as Annex B.

THE SPECIAL MEETING OF iMANAGE STOCKHOLDERS

This joint proxy statement/prospectus is being sent to you as an iManage stockholder in order to provide you with important information regarding the proposed merger in connection with the solicitation of proxies by iManage’s board of directors for use at the special meeting of its stockholders and at any adjournment or postponement of the special meeting.

Date, time and place of the special meeting

iManage will hold a special meeting of its stockholders on November 18, 2003, at 10 a.m., local time, at 950 Tower Lane, Suite 500, Foster City, California.

Matters for consideration

At the special meeting, iManage stockholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and to approve the merger. In addition, iManage stockholders will be asked to consider and vote upon a proposal to grant John E. Calonico, Jr. and Christopher P. Denten discretionary authority to adjourn or postpone the iManage special meeting to another time or place for the purpose of soliciting additional proxies. iManage does not currently contemplate that any other matters will be presented at the iManage special meeting. iManage’s bylaws provide that no matter may be brought before a special meeting which is not stated in the notice of the special meeting.

Board of directors’ recommendation

After careful consideration, the iManage board of directors has approved the merger agreement and the merger. The iManage board of directors believes that the merger is fair to and in the best interests of iManage and its stockholders and that the merger is advisable. The iManage board of directors recommends that the iManage stockholders vote “FOR” the proposal to approve and adopt the merger agreement and to approve the merger, and “FOR” the proposal to grant discretionary authority to adjourn or postpone the iManage special meeting to another time or place.

Record date; shares held by directors and executive officers

The record date for determining the iManage stockholders entitled to vote at the iManage special meeting is September 30, 2003. Only stockholders of record of iManage common stock as of the close of business on that date are entitled to vote at the iManage special meeting. As of the iManage record date, there were 24,768,059 shares of iManage common stock issued and outstanding, held by approximately 210 stockholders of record. Each share of iManage common stock issued and outstanding as of the iManage record date entitles its holder to cast one vote at the iManage special meeting.

As of the iManage record date, the directors and executive officers of iManage and their affiliates held 4,518,037 outstanding shares, or approximately 18.2% of the total outstanding shares, of iManage common stock.

Voting by iManage’s directors and officers

Under the terms of voting agreements entered into between Interwoven and each of Mahmood M. Panjwani, iManage’s president, chief executive officer and chairman of the board of directors, Rafiq R. Mohammadi, iManage’s chief technical officer and a director of iManage, Moez R. Virani, a director of iManage, Neil V. Araujo, senior director of industry solutions, and Zia U. Bhatti, iManage’s vice president, software development server group, Mahmood M. Panjwani, Rafiq R. Mohammadi, Moez R. Virani, Neil V. Araujo and Zia U. Bhatti have agreed, subject to the terms and conditions set forth in their respective voting agreements, to vote their shares of iManage common stock for the adoption of the merger agreement. Mahmood M. Panjwani, Rafiq R. Mohammadi, Zia U. Bhatti, Neil V. Araujo and Moez R. Virani own and are entitled to vote 2,221,000, 2,109,734, 518,386, 487,900 and 171,000 shares, respectively, of our common stock, or approximately 22.2%, in the aggregate, of the shares of our common stock outstanding on the record date. Please refer to the section of this joint proxy statement/prospectus entitled “Other Agreements—Voting agreements—iManage voting agreements” beginning on page 106 and Annex C.

Quorum and vote required

In order to conduct business at the iManage special meeting, a quorum must be present. The holders of a majority of the iManage common stock outstanding on the record date for the iManage special meeting present in person or represented by proxy at the special meeting and entitled to vote at the special meeting constitutes a quorum under iManage’s bylaws. iManage will treat shares of iManage common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the iManage special meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum or to approve and adopt the merger agreement and to approve the merger are not received by the date of the special meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies.

The affirmative vote of a majority of the shares of iManage’s common stock outstanding on the iManage record date in favor of the proposal to approve and adopt the merger agreement and to approve the merger is required in order for the merger proposal to pass. The affirmative vote of the holders of a majority of iManage common stock present in person or by proxy and entitled to vote at the iManage special meeting in favor of the proposal to grant discretionary authority to John E. Calonico, Jr. and Christopher P. Denten to adjourn or postpone the iManage special meeting to another time or place for the purpose of soliciting additional proxies if required in order for the adjournment proposal to pass. The inspector of elections appointed for the iManage special meeting will tabulate the votes.

Adjournment and postponement

If a quorum is not present or represented at a stockholder meeting, iManage’s bylaws permit a majority of the stockholders entitled to vote at such meeting, present in person or represented by proxy, to adjourn such meeting, or, if no stockholder is present, iManage’s bylaws permit an officer entitled to preside at or act as Secretary of such meeting to adjourn the meeting, without notice other than announcement at the meeting, provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given.

Voting of proxies

The iManage proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the iManage board of directors for use at the iManage special meeting.

General

Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted “FOR” the proposal to approve and adopt the merger agreement and to approve the merger and “FOR” the proposal to grant discretionary authority to John E. Calonico, Jr. and Christopher P. Denten to adjourn the iManage special meeting. The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the iManage special meeting.

Abstentions

iManage will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. Because the affirmative vote of a majority of the outstanding shares of iManage common stock is required to approve and adopt the merger agreement and to approve the merger, if you mark your proxy “ABSTAIN,” it will have the effect of a vote against the proposal to approve and adopt the merger agreement and to approve the merger.

Broker non-votes

If your shares are held in street name, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of iManage common stock without specific instructions from you. Because the affirmative vote of a majority of the outstanding shares of iManage common stock is required to approve and adopt the merger agreement and to approve the merger, if you do not instruct your broker how to vote, it will have the effect of a vote against the proposal to approve and adopt the merger agreement and to approve the merger.

Voting shares in person that are held in street name

If your shares are held in street name and you wish to vote those shares in person at the special meeting, you must obtain from your broker holding your iManage common stock a properly executed legal proxy identifying you as an iManage stockholder, authorizing you to act on behalf of the nominee at the special meeting and identifying the number of shares with respect to which the authorization is granted.

How to revoke a proxy

If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Corporate Secretary of iManage a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Corporate Secretary of iManage a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

Notices to the Corporate Secretary of iManage should be addressed to Corporate Secretary, iManage, Inc., 950 Tower Lane, Suite 500, Foster City, California 94404.

If you hold your shares in street name, you must give new instructions to your broker prior to the special meeting or obtain a signed “legal proxy” from the broker to revoke your prior instructions and vote in person at the meeting.

Solicitation of proxies and expenses

iManage will pay its own costs of soliciting proxies for the special meeting. Certain directors, officers and employees of iManage may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. iManage expects that the expenses of this special solicitation will be nominal. Following the mailing of this joint proxy statement/prospectus, iManage will request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/prospectus to persons for whom they hold shares of common stock and to request authority for the exercise of proxies. In such cases, iManage, upon the request of the record holder, will reimburse such holder for their reasonable expenses.

In addition, the iManage has retained MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010, to assist in soliciting proxies, for which services iManage will pay a fee expected not to exceed $4,500, plus out-of-pocket expenses. If you have any questions about executing your proxy or require assistance, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Call Toll Free: (800) 322-2885

or Call Collect: (212) 929-5500

PROPOSAL NO. 1

THE MERGER

This section of this joint proxy statement/prospectus describes the principal aspects of the proposed merger, including the merger agreement. While Interwoven and iManage believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Interwoven and iManage stockholders. You can obtain a more complete understanding of the merger by reading the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement and the other annexes to this joint proxy statement/prospectus carefully and in their entirety.

General

The Interwoven board of directors, by unanimous vote, and the iManage board of directors, by unanimous vote of the directors present, have each approved the merger agreement pursuant to which the businesses of Interwoven and iManage will be combined. At the effective time of the merger, iManage will merge with and into Mahogany Acquisition Corporation, a newly formed, wholly-owned subsidiary of Interwoven, with Mahogany Acquisition Corporation surviving the merger and continuing as a wholly-owned subsidiary of Interwoven under the name iManage, Inc.

Upon completion of the merger, iManage stockholders will be entitled to receive for each share of iManage common stock, $1.20 in cash (without interest) and 2.0943 shares of Interwoven common stock (0.523575 shares in the event the Interwoven reverse split is effected) for each share of Interwoven common stock owned as of the effective time of the merger. The number of shares of Interwoven common stock issuable pursuant to the merger agreement will be proportionately adjusted for any stock split, reverse stock split, stock dividend or similar event with respect to shares of Interwoven common stock or iManage common stock effected between the date of the merger agreement and the effective time of the merger. If the reverse stock split proposal is approved by the Interwoven stockholders, Interwoven’s board of directors may effect a one-for-four reverse stock split with respect to the Interwoven common stock. The reverse stock split will have a proportionate effect on the exchange ratio.

Based on the exchange ratio without giving effect to the proposed reverse stock split, Interwoven and iManage estimate that Interwoven will issue approximately 51 million shares of Interwoven common stock in the merger and reserve additional shares of Interwoven common stock for future issuance in connection with Interwoven’s assumption of iManage’s outstanding options (including out-of-the-money options).

At the effective time of the merger, each outstanding option and warrant to purchase iManage common stock will cease to represent a right to acquire shares of iManage common stock and will be converted into an option or warrant to purchase a number of shares of Interwoven common stock equal to the sum of 2.0943, and a fraction, the numerator of which is $1.20, and the denominator of which is the average of the closing sales prices for one share of Interwoven common stock as reported on The NASDAQ National Market for the five consecutive trading days ending and including the trading day immediately before the closing of the merger; provided that if the application of this calculation results in an iManage stock option being exercisable for a fractional share of Interwoven common stock (after aggregating all shares subject to that stock option), the shares exercisable pursuant to that stock option will be rounded down to the nearest whole share. In addition, the per share exercise price of any given option will be determined by dividing the exercise price of the option immediately prior to the effective time by the sum of 2.0943 and the fraction, rounded up to the nearest whole cent.

In addition to the assumption of outstanding iManage stock options, and not as a condition of the merger, the Interwoven board of directors intends to adopt, without stockholder approval, a new equity compensation plan under which only individuals who were employed by iManage immediately prior to the closing of the merger shall be eligible to participate, subject to other limitations of the Marketplace Rules of the National Association of Securities Dealers, Inc., and to reserve for issuance thereunder a number of shares of Interwoven common stock equal to the number of shares of iManage common stock available for grant under iManage’s 1997 Stock Option Plan immediately prior to the closing of the merger, as adjusted to reflect the conversion of iManage common stock into Interwoven common stock in the merger. Based on 797,779 shares of iManage common stock available for grant under iManage’s 1997 Stock Option Plan as of September 30, 2003, the number of shares of Interwoven common stock reserved for issuance under this new plan is expected to be approximately 1.7 million. The terms of this plan are expected to be substantially similar to the terms of Interwoven’s 1999 Equity Incentive Plan, except for modifications necessary to comply with the Marketplace Rules; however, only nonqualified stock options would be eligible for grant under this plan.

Promptly after the effective time, Interwoven will cause the exchange agent to mail to the holders of record of iManage common stock a letter of transmittal and instructions on how to surrender iManage stock certificates in exchange for cash (without interest) and Interwoven common stock certificates representing the merger consideration, cash for fractional shares and cash for any dividends or other distributions that they may be entitled to receive under the merger agreement. Do not mail your iManage stock certificates at this time. Upon surrendering their iManage common stock, the letter of transmittal and any other documents required by the exchange agent, the holders of iManage stock certificates will be entitled to receive cash (without interest), a certificate representing that number of whole shares of Interwoven common stock which that holder has the right to receive, cash for fractional shares of Interwoven common and stock and cash dividends or other distributions to which the holder is entitled.

Background of the merger

Interwoven and iManage both develop enterprise content management software. Both companies regularly review strategic opportunities as part of their ongoing evaluation of the marketplace and of opportunities to strengthen their businesses. For its part, Interwoven has long recognized that it needed collaborative document management capabilities to broaden its product offerings to appeal to a larger customer base. After extensively investigating the market for collaborative document management products, the Interwoven board of directors and management determined that iManage product offerings were the most complementary to Interwoven’s product suite and that iManage held a strong position in this market. Opportunities considered by management of both companies included potential acquisitions, dispositions, corporate alliances, licensing arrangements and other strategic transactions.

In December 2001, iManage internally identified Interwoven, among other companies, as a potential candidate for a corporate alliance.

During 2002, the iManage board of directors and management began to develop strategies to secure its future by growing and strengthening its business. As part of that process, the iManage board of directors considered strategic alternatives designed to improve the competitive position of iManage, including an acquisition strategy that consisted of identifying potential target companies, and a corporate combination strategy that consisted of identifying potential partners into which iManage could merge. On the basis of the iManage board of directors’ consideration of strategic alternatives, iManage management continued to evaluate these strategic alternatives and engaged in exploratory conversations with a few potential business combination partners and investment banks.

In April 2002, a representative of Thomas Weisel Partners, financial advisor to iManage, arranged a meeting between Mahmood M. Panjwani, president and chief executive officer of iManage, and Douglas C. Jones, vice president, corporate development, of Interwoven, to discuss the possibility of entering into a business relationship with iManage. Following that initial meeting, John Van Siclen, then president and chief executive officer of Interwoven, and Mr. Panjwani had several additional conversations regarding some form of partnership between the two companies. Based on those conversations, the companies executed a nondisclosure agreement to allow the exchange of confidential information between them. In addition, there were numerous meetings with Interwoven representatives to discuss a potential alliance. In June 2002, Interwoven initiated a financial, business and technical due diligence review of iManage. As a result of these discussions, the parties entered into an agreement whereby Interwoven would be a reseller of iManage products and services. On February 10, 2003, Interwoven announced its agreement with iManage, and in April 2003, the product integration between Interwoven’s and iManage’s products was complete and began shipping.

In early 2003, the Interwoven board of directors and management again considered the need to broaden its product offerings with collaborative document management capabilities to appeal to a larger customer base. After reviewing its prior analysis and evaluating the market for these products, the Interwoven board of directors and management determined that iManage’s product offerings continued to be the most complementary to Interwoven’s product suite and that iManage had maintained a strong position in this market.

On April 2, 2003, Interwoven announced that Mr. Van Siclen had resigned as its president and chief executive officer to pursue other interests, and that Martin W. Brauns had resumed his role as principal executive officer of Interwoven and had been named interim chief executive officer.

On April 3, Mr. Brauns telephoned Mr. Panjwani to schedule a meeting to discuss the existing commercial relationship between Interwoven and iManage. Approximately two weeks later, Mr. Brauns met with Mr. Panjwani to discuss the business strategy of the existing commercial relationship between the two companies. At that meeting, Mr. Brauns suggested the possibility of a business combination involving Interwoven and iManage. Mr. Panjwani informed Mr. Brauns that in light of market conditions at that time, iManage would prefer that the existing commercial relationship remain in place.

At Interwoven’s regularly scheduled board of directors meeting on April 10, Mr. Brauns discussed with the Interwoven board of directors the possibility of a business combination with iManage.

Throughout April 2003, the iManage board of directors and iManage management continued to evaluate strategic alternatives aimed at growing and strengthening the business. In furtherance of this strategy, the iManage board of directors identified four potential business combination partners, including Interwoven, executed nondisclosure agreements to allow the exchange of confidential information between iManage and these potential business combination partners, and entered into discussions with each regarding such potential business combinations. During April and for the following two months, Interwoven and iManage discussed the potential expansion of their existing commercial relationship through an “OEM” relationship, pursuant to which iManage products would be included in Interwoven’s products. Under the proposed OEM arrangement, iManage’s software would be embedded in Interwoven’s product, sold at a deeper discount and result in increased revenue to iManage. The discussions between Mr. Brauns and Mr. Panjwani regarding the commercial relationship between Interwoven and iManage included occasional discussion of the potential benefits of a business combination and related issues. During this same time period, Mr. Panjwani continued to have occasional discussions with potential business combination partners, other than Interwoven, including conducting a few technical and corporate telephonic diligence meetings. None of the companies contacted indicated that they were interested at that time in more fully engaging in discussions to pursue a potential transaction with iManage.

On May 1, Mr. Brauns met with Mr. Panjwani, John E. Calonico, Jr., iManage’s chief financial officer, and Joseph S. Campbell, iManage’s chief operating officer. At that meeting, Mr. Panjwani introduced Mr. Brauns to Messrs. Calonico and Campbell. They discussed Interwoven’s business background, the current business environment and the current reseller arrangement between Interwoven and iManage.

At Interwoven’s regularly scheduled board of directors meeting on June 5, after a summary of the discussions with iManage that had taken place over the previous months and the current status of the reseller arrangement with iManage, the board of directors discussed the potential advantages and disadvantages of a business combination with iManage.

On June 19, Mr. Brauns telephoned Mr. Panjwani to discuss the status of the Interwoven-iManage corporate relationship. During that conversation, Mr. Panjwani discussed the potential for a broader relationship between Interwoven and iManage, including a possible business combination.

On June 25, Mr. Panjwani met with Mr. Brauns and presented a plan for the proposed OEM relationship, including a proposal for the pricing structure. Mr. Brauns responded that he would need sufficient time to consider the proposal, but that he would do so by July 4, 2003.

On July 5, Mr. Brauns left Mr. Panjwani a message stating that they likely would not reach an agreement on the proposed OEM relationship; he emphasized the merits of combining the two companies and suggested that the companies further discuss a potential business combination.

On July 7, Mr. Panjwani and Mr. Brauns together determined that an OEM relationship likely would not mutually benefit iManage and Interwoven, but agreed to explore alternatives, including a potential business combination. Mr. Brauns and Mr. Panjwani agreed to continue their discussions about such other alternatives within the next ten days.

At Interwoven’s regularly scheduled board meeting on July 10, the board again discussed the strategic and other business reasons for an acquisition of iManage. After a discussion, the board also discussed the potential risks associated with a combination with iManage and the potential terms of such a transaction. At that meeting, the board of directors directed Interwoven management to continue to pursue discussions with iManage regarding a business combination.

On July 11, Interwoven management contacted Lehman Brothers Inc. to engage Lehman Brothers to act as Interwoven’s financial advisor in connection with the proposed combination with iManage. At Interwoven’s request, Lehman Brothers began a financial analysis of iManage. The terms of the relationship between Interwoven and Lehman Brothers were memorialized in a letter agreement signed on July 28, 2003.

On July 15, Lehman Brothers presented its initial analysis to Mr. Brauns, Mr. Jones, David M. Allen, senior vice president and chief financial officer of Interwoven. On July 15, 2003, Mr. Panjwani telephoned Mr. Brauns to discuss a potential business combination.

On July 16, Mr. Panjwani met with Mr. Brauns and Mr. Jones, who presented Interwoven’s view of the potential strategic benefits of combining the companies. From time to time over the next few days, Mr. Brauns and Mr. Panjwani had numerous telephone conversations to discuss the potential terms of a proposed merger between Interwoven and iManage, including the structure of the transaction, the potential governance and management of the combined company, preliminary valuation issues, potential strategic synergies of the business combination and various other business terms. These discussions were general in nature. During this period, Mr. Panjwani met with or telephoned the individual members of iManage’s board of directors to report on the status of discussions with Interwoven regarding the potential business combination and managements’ preliminary views with respect to the strategic, structural, economic, operational, legal and other regulatory issues associated with the business combination.

On July 18, at iManage’s regularly scheduled board meeting, the board discussed the status of the discussions with Interwoven and the advantages and disadvantages of a business combination with Interwoven. At that meeting, the board of directors directed iManage management to continue to pursue discussions with Interwoven regarding the potential business combination.

On July 19, Messrs. Brauns, Jones and Allen met with Messrs. Panjwani and Campbell, Rafiq R. Mohammadi, iManage’s chief technical officer, and Jennifer A. Lee, iManage’s director of corporate development, to make a formal presentation regarding the strategy and vision of combining the two companies. At this meeting, Interwoven delivered to iManage a proposed mutual non-disclosure agreement and a written request for certain information about iManage in order to further its due diligence investigation of iManage’s business. In addition, Mr. Brauns requested that iManage execute an exclusivity agreement with Interwoven during the pendency of business combination discussions. Mr. Panjwani replied that iManage did not consider execution of such an agreement to be in its interests under the circumstances at that time. On that same day, Fenwick & West LLP, counsel to Interwoven, distributed to Mr. Panjwani and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to iManage, an exclusivity agreement (which was never executed) and a draft of a non-binding term sheet describing some of the possible terms of a potential business combination, which included proposals as to the structure of the transaction, the governance of the combined company and various other business terms other than a proposed valuation of iManage.

On July 21, Interwoven and iManage signed a mutual non-disclosure agreement and Interwoven’s finance team commenced its due diligence investigation of iManage which continued until the signing of the definitive merger agreement. In telephone conversations over the next few days, Mr. Brauns and Mr. Panjwani and the companies’ respective advisors discussed a proposed process for conducting due diligence review and other aspects of a possible combination, including the proposed terms as described in the draft non-binding term sheet and preliminarily indications from Interwoven of the proposed valuation of iManage.

At a meeting on July 22, Interwoven delivered to iManage a revised term sheet for a business combination transaction. At that meeting, Lehman Brothers and Thomas Weisel Partners, on behalf of their clients, began discussions regarding the financial terms of the proposed combination.

Commencing on July 23, and continuing until August 6, 2003, members of the Interwoven and iManage management teams and their respective outside counsel and financial advisors conducted financial and legal due diligence reviews of the other party.

On July 23, Mr. Brauns made a presentation to Mr. Panjwani and other members of the iManage management team to propose a potential framework for the valuation of a potential Interwoven/iManage business combination and to identify business issues relating to such potential combination. From July 24 to July 28, Mr. Brauns and Mr. Panjwani had a number of telephone conversations to further discuss valuation and other business issues relating to the business combination and the governance and management of the combined company.

On July 24, iManage formally engaged Thomas Weisel Partners to act as its financial advisor in connection with the proposed business combination transaction.

On July 25, iManage’s board of directors convened a meeting. Mr. Calonico, Ms. Lee, representatives of Thomas Weisel Partners and representatives of Skadden, Arps also participated in this meeting. Mr. Panjwani reviewed with the board of directors his discussions with Mr. Brauns that led to the distribution of the draft term sheet. A representative of Skadden, Arps then reviewed with the board of directors its fiduciary duties under applicable law in connection with its review of a potential transaction with Interwoven. Representatives of Thomas Weisel Partners then reviewed with the board of directors the financial aspects of the proposed transaction. The members of the board of directors of iManage then discussed the proposed transaction and other alternatives available to iManage. Following discussion, the board of directors of iManage authorized the company’s management to continue discussions with Interwoven regarding the proposed business combination.

In the afternoon of July 25, iManage delivered a revised version of the term sheet to Interwoven. Later in the evening on July 25, Interwoven delivered to iManage a revised version of the Interwoven term sheet. The parties continued to discuss and negotiate certain terms for the potential transaction late into the evening. They continued the discussions during July 26.

On July 27, Mr. Brauns telephoned Mr. Panjwani to discuss key transaction terms. Following discussion, they concluded that the parties should instruct their representatives to continue negotiations and due diligence.

On July 28, Mr. Brauns and Mr. Panjwani discussed valuation issues and each agreed that he could recommend to his company’s board of directors an acceptable range for the merger consideration, subject to agreement on other terms, with the definitive valuation subject to approval of each company’s board of directors and final negotiation of a definitive agreement for the business combination. Although Mr. Brauns and Mr. Panjwani did not reach agreement on the additional business issues, they each agreed to discuss further these issues and to authorize their respective advisors to continue discussions regarding other aspects of the business combination. During this period, advisors to Interwoven also had numerous telephonic meetings with advisors to iManage to discuss various financial and legal aspects of the business combination. Also, during this period, Mr. Panjwani communicated the status of discussions with Interwoven to members of the iManage board of directors individually in numerous conversations.

On July 28, representatives of Fenwick & West commenced legal due diligence on iManage. Legal due diligence continued through the date of signing the definitive merger agreement. On July 29, Fenwick & West delivered the first draft of a definitive merger agreement to iManage and its advisors.

Between July 29 and August 4, representatives of iManage and its advisors and representatives of Interwoven and its advisors negotiated the terms of the merger agreement and other ancillary documents. During this period, each party and its advisors responded to due diligence requests by the other party and its advisors. iManage also made certain key employees, including Mr. Panjwani and Mr. Mohammadi, available to representatives of Interwoven. Also during this period, Interwoven made offers of employment to certain employees of iManage, to be effective upon the closing of a transaction, and requested that certain officers agree not to compete with Interwoven for a period of one year following the execution of the merger agreement.

On July 30, the Interwoven board of directors met to discuss the proposed transaction with iManage. At this meeting, representatives of Fenwick & West discussed with the board of directors their fiduciary obligations in connection with the proposed transaction, the proposed legal terms of the transaction and the status of the legal due diligence investigation of iManage. Also at this meeting, representatives of Lehman Brothers made a presentation regarding the financial terms of the proposed transaction with iManage and reported on its financial due diligence of iManage. The Interwoven board of directors authorized company management to move forward with negotiations, subject to satisfactory progress on financial terms and the due diligence investigation of iManage. Later that day, Mr. Brauns met with Mr. Panjwani to discuss management and personnel issues at the combined company.

Also on that day, Fenwick & West delivered to iManage proposed voting agreements for certain stockholders of each party to sign and non-competition agreements for certain key stockholders of iManage to sign in connection with the transaction. Skadden, Arps also delivered their comments on the definitive merger agreement to Interwoven.

On August 1, Messrs. Brauns, Allen and Jones presented to the iManage board of directors Interwoven’s vision for the combined company. After Mr. Brauns, Mr. Allen and Mr. Jones left the meeting, Mr. Panjwani reviewed with the board of directors the discussions he had had to date with Mr. Brauns relating to the proposed valuation of iManage, the management and governance of the combined company and potential strategic synergies of the business combination. A representative of Skadden, Arps then reviewed the due diligence process regarding Interwoven and the current draft of the merger agreement. Representatives of Thomas Weisel Partners then updated the board of directors regarding financial aspects of the transaction. The members of the board of directors of iManage then discussed the proposed transaction and other alternatives available to iManage. Following discussion, the board of directors of iManage authorized the company’s management and advisors to continue discussions with Interwoven and its advisors regarding the business combination. Also on this day, Fenwick & West delivered a revised version of the definitive merger agreement to iManage and its representatives.

On the morning of August 2, Interwoven delivered to certain key executives of iManage offer letters regarding the proposed terms of their employment at the combined company. From August 3 through August 6, Interwoven negotiated with these iManage employees the terms of their employment with the combined company and, where applicable, the terms of their non-competition agreements. Interwoven’s technical, financial and legal due diligence investigation continued and negotiations continued on the definitive merger agreement and the voting agreements.

On August 3, representatives of Fenwick & West met with Mr. Calonico of iManage and representatives of Skadden, Arps to negotiate elements of the definitive merger agreement. Later that day, Messrs. Brauns and Jones and advisors to Interwoven participated in a conference call with Mr. Panjwani and advisors to iManage regarding certain key points in the definitive merger agreement and the form of voting agreement. Following this call, counsel to Interwoven delivered a revised draft of the merger agreement to iManage and its representatives later that evening.

On August 4, Mr. Panjwani and Mr. Brauns reached agreement on the proposed valuation of iManage and other key business terms, subject to approval of each company’s board of directors and final negotiation of a definitive agreement for the business combination.

On August 4, the boards of directors of both Interwoven and iManage met to consider the approval of the proposed merger. At Interwoven’s board meeting, Mr. Brauns reported on the financial and organizational due diligence and the proposed roles of key personnel in the combined company. Representatives of Fenwick & West discussed with the board the legal terms of the merger and provided an update on the legal due diligence analysis of iManage. Representatives of Lehman Brothers reported on the results of its additional financial and other due diligence, confirmed its financial analysis of the proposed transaction, and delivered to the board the oral opinion of Lehman Brothers, subsequently confirmed in writing on August 6, 2003, that, as of that date and subject to the assumptions, considerations and limitations set forth in its opinion, the consideration to be paid by Interwoven in the merger was fair to Interwoven from a financial point of view. Following additional discussions, the board of directors of Interwoven unanimously determined that the merger transaction with iManage was advisable and in the best interests of Interwoven’s stockholders and approved the merger and related matters and authorized management to finalize and enter into definitive documents regarding the proposed combination. Please refer to the section of this joint proxy statement/prospectus entitled “—Opinion of Interwoven’s financial advisor” beginning on page 67. The members of the board of directors then discussed the proposed transaction.

On the evening of August 4, iManage’s board of directors convened a meeting to consider the proposed business combination with Interwoven. Mr. Calonico, Ms. Lee, Cheryl Hannon, vice president of human resources of iManage, representatives of Thomas Weisel Partners and representatives of Skadden, Arps also participated in this meeting. Mr. Panjwani updated the board on the status of negotiations on the merger agreement and ancillary documents. A representative of Skadden, Arps then reviewed again the board’s fiduciary duties under applicable law and presented a summary of the terms of the merger and related agreements. Representatives of Thomas Weisel Partners then reviewed with the iManage board of directors its financial analysis of the consideration to be paid in the merger to the holders of iManage common stock, and delivered to the iManage board of directors its oral opinion, which was subsequently confirmed in writing, that, as of August 4, 2003 and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners’ written opinion, the consideration to be paid to the holders of iManage common stock pursuant to the merger was fair to such stockholders from a financial point of view. Please refer to the section of this joint proxy statement/prospectus entitled “—Opinion of iManage’s financial advisor” beginning on page 72. The members of the board of directors then discussed the proposed transaction. Following discussion, the board of directors, subject to the satisfactory negotiation and resolution of then-open issues relating to the terms of the merger and voting agreements and employment arrangements with certain executives of iManage management, approved the merger agreement and the merger and resolved to recommend that iManage stockholders vote in favor of adoption of the merger agreement.

From August 4 through August 6, there were numerous discussions between legal counsel to the parties to finalize the language of the definitive merger agreement and the form of voting agreement. Interwoven continued its technical, financial and legal due diligence investigation of iManage’s business and products during this period. Interwoven also continued to negotiate the employment terms of certain key iManage employees and the terms of the non-competition agreements to be executed in the transaction.

After the close of financial markets on the afternoon of August 6, Interwoven and iManage finalized and executed the definitive merger agreement. At the same time, certain key executives of iManage signed offer letters from Interwoven regarding their employment at the combined company and, in some cases, non-competition agreements, and certain stockholders of both parties signed the voting agreements. A joint press release announcing the transaction was issued immediately after the signing of the definitive merger agreement.

Interwoven’s reasons for the merger

Interwoven’s board of directors has unanimously approved the merger agreement and recommended that the Interwoven stockholders vote to approve the issuance of shares of Interwoven common stock pursuant to the terms of the merger agreement. In reaching its decision, the Interwoven board of directors identified several reasons for and potential benefits of the merger to Interwoven stockholders. These potential benefits include the following:

•	combining Interwoven’s strength in content management with iManage’s strength in collaborative document management enables Interwoven to create a platform that encompasses content management, digital asset management, document management, content distribution and collaboration;

•	combined technological resources may allow Interwoven to compete more effectively by enhancing its ability to develop new products and add functionality to existing products;

•	greater marketing resources and financial strength may present improved opportunities for marketing the products of the combined company;

•	the combined and, in large part, non-overlapping customer base of the two companies may present new sales opportunities;

•	the particular strength that iManage has in the legal professional services market could enable Interwoven to serve this market; and

•	iManage’s strengths in technology, expertise in designing native java-architected software products for integrated collaborative document management and project/team support will broaden Interwoven’s technological expertise.

Recommendation of the merger by the Interwoven board of directors

At a meeting held on August 4, 2003, the Interwoven board of directors unanimously:

•	determined that the merger is advisable, and is fair to and in the best interests of Interwoven and its stockholders;

•	approved the merger agreement, the merger and the issuance of Interwoven common stock in the merger;

•	directed that the issuance of Interwoven common stock in the merger be presented for approval by Interwoven stockholders at the Interwoven special meeting; and

•	resolved to recommend that the Interwoven stockholders approve the issuance of Interwoven common stock in the merger.

In the course of reaching its unanimous decision to approve the merger agreement, Interwoven’s board of directors consulted with Interwoven’s senior management, legal counsel and financial advisor, and reviewed a significant amount of information and considered the following factors:

•	the strategic reasons for the merger (described in the section of this joint proxy statement/prospectus entitled “—Interwoven’s reasons for the merger” beginning on page 62);

•	general market conditions and the competitive environment for Interwoven’s products and services;

•	the potential benefits to Interwoven stockholders as a result of growth opportunities following the acquisition;

•	financial market conditions, historical market prices, volatility and trading information with respect to Interwoven’s common stock and iManage’s common stock;

•	historical and current information about Interwoven’s and iManage’s businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter of each company filed with the SEC, analyst estimates, market data and management’s knowledge of the industry;

•	the opinion of Lehman Brothers Inc. dated August 6, 2003 that, as of that date, the consideration to be paid in the merger was fair to Interwoven from a financial point of view. A copy of the Lehman Brothers opinion is attached to this proxy statement as Annex D. This written opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Lehman Brothers—please refer to the section of this joint proxy statement/prospectus “—Opinion of Interwoven’s financial advisor” beginning on page 67;

•	the potential impact of the merger on Interwoven’s customers;

•	the fact that the stockholders of Interwoven will have the opportunity to vote upon the issuance of Interwoven common stock in the merger;

•	the likelihood that Interwoven and iManage will be able to complete the transaction;

•	reports from Interwoven’s management, legal advisors and financial advisors about the results of the due diligence investigation of iManage;

•	the terms and conditions of the merger agreement, including:

—	the no solicitation provisions and each party’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have certain discussions with, any person relating to an alternative acquisition proposal under certain circumstances,

—	the conditions to each party’s obligation to effect the merger,

—	the definition of “material adverse effect”, and

—	the limited ability of iManage to terminate the merger agreement;

•	Interwoven’s prospects going forward without the combination with iManage; and

•	the potential for other third parties to enter into strategic relationships with or to acquire iManage.

In reaching its determination, the Interwoven board of directors believes that the factors described above generally figured positively with respect to the acquisition, as advantages or opportunities to be derived from the merger, except for the last three factors above, which figured both positively and negatively. The Interwoven board of directors also considered the following potentially negative factors in its deliberations concerning the merger:

•	the possibility that the merger might not be consummated and the effect of a public announcement of the merger on:

—	Interwoven’s revenues and other operating results,

—	Interwoven’s ability to attract and retain key management, marketing and technical personnel,

—	progress of certain development projects, and

—	customer relationships;

•	the risk that the potential benefits sought in the merger might not be realized;

•	the substantial expenses to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that key technical and management personnel might not remain employed by the combined company and key customers might terminate their relationships with the combined company;

•	the possibility that the market price of Interwoven common stock increasing, because the stock portion of the merger consideration to be received by iManage stockholders is fixed;

•	the terms of the merger agreement regarding Interwoven’s right to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions in the merger agreement regarding termination fees; and

•	various other risks associated with the merger and the business of Interwoven and the combined company described in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

The above discussion of the material factors is not intended to be exhaustive, but does set forth the principal factors considered by the Interwoven board of directors. After due consideration, the Interwoven board of directors unanimously concluded that the potential benefits of the merger outweighed the risks associated with the merger.

In view of the wide variety of factors considered by the Interwoven board of directors in connection with the evaluation of the merger and the complexity of these matters, the Interwoven board of directors did not consider it practical to quantify, rank or otherwise assign relative weights to the foregoing factors, and it did not attempt to do so. Rather, the Interwoven board of directors made its recommendation based on the totality of the information presented to it, and the investigation conducted by it. The Interwoven board of directors considered all these factors and determined that these factors, as a whole, supported the conclusions and recommendations described above.

In considering the recommendation of the Interwoven board of directors to approve and adopt the merger agreement and approve the merger, Interwoven stockholders should be aware that some officers and directors of Interwoven have interests in the proposed merger that are different from and in addition to the interests of Interwoven stockholders generally. The Interwoven board of directors was aware of these interests and considered them in approving the merger agreement and the merger. Please refer to the section of this joint proxy statement/prospectus entitled “—Interests of certain persons in the merger” beginning on page 78.

iManage’s reasons for the merger

iManage’s board of directors has approved the merger agreement and has determined that the merger agreement and the merger are fair to and in the best interests of iManage and its stockholders and that the merger is advisable. In reaching its decision, the iManage board of directors identified several reasons for, and potential benefits to iManage stockholders of, the merger. iManage believes there are a number of potential benefits of the proposed merger including, among others:

•	combined technological resources may allow the combined company to compete more effectively by providing it with enhanced ability to develop new products and greater functionality for existing products, for example by combining Interwoven’s strength in content management with iManage’s strength in document management to create a platform that encompasses content management, digital asset management, document management, content distribution and collaboration;

•	the fact that the companies have been shipping an integrated product since April 2003 as part of an existing reseller agreement, which could be enhanced by the combined company’s ability to develop new products;

•	greater marketing resources and financial strength may present improved opportunities for marketing the products of the combined company;

•	the combined and, in large part, non-overlapping customer base of the two companies may present new sales opportunities;

•	iManage’s stockholders would have the opportunity to participate in the potential for growth of the combined company after the merger; and

•	the implied value of the consideration offered by Interwoven to iManage stockholders represents a premium over recent historical trading prices of iManage stock.

Recommendation of the merger by the iManage board of directors

At a meeting held on August 4, 2003, the iManage board of directors:

•	determined that the merger is advisable, and is fair to and in the best interests of iManage and its stockholders;

•	approved the merger agreement;

•	directed that the merger agreement and the merger be submitted for consideration by iManage stockholders at an iManage special meeting; and

•	resolved to recommend that the iManage stockholders approve and adopt the merger agreement and approve the merger.

In the course of reaching its decision to approve the merger agreement, iManage’s board of directors consulted with senior management, its legal counsel and its financial advisor, and reviewed a significant amount of information and considered the following material factors:

•	the strategic reasons for the merger described in the section of this joint proxy statement/prospectus entitled “—iManage’s reasons for the merger” beginning on page 64;

•	the value of the consideration to be received by iManage’s stockholders in the merger pursuant to the merger agreement, as well as the fact that stockholders will be entitled receive a portion of the consideration in cash;

•	the merger will present, based on the then-current market price for Interwoven common stock, the opportunity for the holders of iManage common stock to receive a premium over the trading value of iManage common stock on August 4, 2003, while at the same time allowing iManage stockholders to participate in a combined company positioned to benefit from new growth opportunities;

•	the then current financial market conditions, and historical market prices, volatility and trading information with respect to iManage’s common stock and Interwoven’s common stock;

•	historical and current information concerning iManage’s and Interwoven’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including, without limitation, public reports concerning results of operations during the most recent calendar year and calendar quarter of each company filed with the SEC;

•	iManage’s management’s view of the financial condition, results of operations and businesses of iManage and Interwoven before and after giving effect to the merger and based on, among other things, the results of due diligence on Interwoven, analyst estimates, market data and management’s knowledge of the industry;

•	the terms and conditions of the merger agreement, including:

—	the no solicitation provisions and iManage’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have certain discussions with, any person relating to an alternative acquisition proposal under certain circumstances,

—	the conditions to Interwoven’s obligation to effect the merger,

—	the definition of “material adverse effect”, and

—	the limited ability of Interwoven to terminate the merger agreement;

•	iManage’s view of the prospects of iManage as an independent company;

•	the potential for other third parties to enter into strategic relationships with or to acquire iManage;

•	the fact that the transaction was intended to be structured such that iManage stockholders would not be immediately taxed on the stock portion of the merger consideration;

•	the opinion of Thomas Weisel Partners dated August 4, 2003 that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners’ written opinion, the consideration to be paid to the holders of iManage common stock pursuant to the merger was fair to such stockholders from a financial point of view. A copy of the Thomas Weisel Partners opinion is attached to this proxy statement as Annex E. This written opinion should be read in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in delivering its opinion. Please refer to the section of this joint proxy statement/prospectus entitled “—Opinion of iManage’s financial advisor” beginning on page 72; and

•	the impact of the merger on iManage’s customers and potential business partners other than Interwoven.

In reaching its determination, the iManage board of directors considered the factors described above generally figured positively, as advantages or opportunities, with the exception of the factor described in clauses in the seventh, eighth and ninth bullet above, which figured both positively and negatively. The iManage board of directors also identified and considered the following potentially negative material factors in its deliberations concerning the merger:

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the possibility that the merger might not be consummated and the effect of public announcement of the merger on:

—	iManage’s revenues and other operating results,

—	iManage’s ability to attract and retain key management, marketing and technical personnel,

—	progress of certain development projects, and

—	customer and business partnership relationships;

•	the substantial charges to be incurred in connection with the merger, including, but not limited to, costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company and key customers might terminate their relationships with the combined company;

•	the volatility of the trading prices of Interwoven common stock, including the fact that the stock portion of the merger consideration to be received by iManage stockholders is fixed and will not increase in the event of a decline in the trading price of Interwoven common stock or an increase in the trading price of iManage common stock;

•	the terms of the merger agreement regarding iManage’s right to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions in the merger agreement regarding termination fees; and

•	various other risks associated with the merger and the business of iManage and the combined company described in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

After due consideration, the iManage board of directors concluded that the potential benefits of the merger outweighed the risks associated with the merger.

In view of the wide variety of factors considered by the iManage board of directors in connection with the evaluation of the merger and the complexity of these matters, the iManage board of directors did not consider practical, and did not attempt, to quantify, rank or otherwise assign relative weights to, the foregoing material factors. Rather, the iManage board of directors made its recommendation based on the totality of the information presented to, and the investigation conducted by, it. The iManage board of directors considered all these material factors and determined that these factors, as a whole, supported the conclusions and recommendations described above.

In considering the recommendation of the iManage board of directors to approve and adopt the merger agreement and approve the merger, iManage stockholders should be aware that certain officers and directors of iManage have certain interests in the proposed merger that are different from and in addition to the interests of iManage stockholders generally. The iManage board of directors was aware of these interests and considered them in approving the merger agreement and the merger. Please refer to the section of this joint proxy statement/prospectus entitled “—Interests of certain persons in the merger” beginning on page 78.

Opinion of Interwoven’s financial advisor

In July 2003, the Interwoven board of directors engaged Lehman Brothers to act as its financial advisor with respect to pursuing an acquisition of iManage. On August 4, 2003, Lehman Brothers rendered its oral opinion (subsequently confirmed in writing) to the Interwoven board of directors that as of such date and, based upon and subject to certain matters stated therein, from a financial point of view, the consideration to be paid by Interwoven in the merger was fair to Interwoven.

The full text of Lehman Brothers’ written opinion, dated August 6, 2003 (the “Lehman Brothers Opinion”) is attached as Annex D to this joint proxy statement/prospectus. Stockholders may read such opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of the Lehman Brothers Opinion and the methodology that Lehman Brothers used to render its fairness opinion.

Lehman Brothers’ advisory services and opinion were provided for the information and assistance of the Interwoven board of directors in connection with its consideration of the merger. The Lehman Brothers Opinion is not intended to be and does not constitute a recommendation to any stockholder of Interwoven as to how such stockholder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and the Lehman Brothers Opinion does not address, Interwoven’s underlying business decision to proceed with or effect the merger.

In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the merger;

•	publicly available information concerning Interwoven and iManage that Lehman Brothers believed to be relevant to its analysis, including the proxy statement, Annual Report on Form 10-K for the fiscal year ended 2002 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 for the respective companies;

•	financial and operating information with respect to the business, operations and prospects of Interwoven and iManage furnished to Lehman Brothers by Interwoven and iManage, respectively, including financial projections of the future financial performance of iManage prepared by the management of iManage;

•	a comparison of the trading histories of Interwoven and iManage’s common stock with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the present financial condition and future financial performance of Interwoven and iManage with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the financial terms of the merger with the financial terms of certain other recent transactions that Lehman Brothers deemed relevant;

•	the potential pro forma impact of the merger, including operating synergies, revenue enhancements and other strategic benefits expected by management of Interwoven to result from a combination of the businesses of Interwoven and iManage, which are sometimes referred to below as “Transaction Synergies”; and

•	published estimates of third party research analysts with respect to the future financial performance of iManage.

In addition, Lehman Brothers had discussions with the managements of Interwoven and iManage concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the managements of Interwoven and iManage that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Interwoven, upon advice of Interwoven, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Interwoven as to the future financial performance of Interwoven, and Lehman Brothers relied upon such projections in performing its analysis. With respect to the financial projections of iManage prepared by management of iManage, upon advice of iManage, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of iManage as to the future financial performance of iManage, and Lehman Brothers used such projections in performing its analysis. In addition, for purposes of Lehman Brothers’ analysis, Lehman Brothers also used the published estimates of third party research analysts of the future financial performance of iManage. Lehman Brothers discussed these published estimates with the management of Interwoven and they agreed with the appropriateness of the use of such published estimates, as well as the projections prepared by the respective managements of iManage and Interwoven, in arriving at the Lehman Brothers Opinion. Upon the advice of iManage and Interwoven, Lehman Brothers assumed that the amount and timing of the Transaction Synergies are reasonable and that the Transaction Synergies will be realized substantially in accordance with such estimates. Upon the advice of Interwoven, Lehman Brothers further assumed that certain key employees of iManage have entered or will enter into employment agreements with Interwoven. In arriving at Lehman Brothers’ opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of iManage and did not make or obtain any evaluations or appraisals of the assets or liabilities of Interwoven or iManage. The Lehman Brothers Opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of such opinion.

In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Interwoven or iManage, but rather made its determination as to the fairness, from a financial point of view, to Interwoven of the consideration to be paid by Interwoven in the merger on the basis of financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Interwoven and iManage. None of Interwoven, iManage, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Interwoven board of directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers Opinion.

Stock trading history

Lehman Brothers considered historical data with regard to the market prices of Interwoven common stock and iManage common stock for the period from July 28, 2002 to July 28, 2003 and the relative stock price performances of Interwoven and iManage during this same period. During this period the stock price of Interwoven ranged from $1.40 to $3.32 per share, and the stock price of iManage ranged from $1.75 to $5.23 per share. Lehman Brothers noted that the merger consideration would be a premium to iManage’s recent 52-week high stock price of $5.23 (July 16, 2003). Lehman Brothers also noted that iManage’s stock price of $4.97, the closing price of iManage common stock on July 28, 2003, represents a 5.0% discount to iManage’s 52-week high stock price of $5.23.

Historical exchange ratio analysis

Lehman Brothers also compared the historical per share prices of Interwoven and iManage during different periods during the one-year period prior to July 28, 2003 in order to determine the implied average exchange ratio that existed for those periods. The following table indicates the average exchange ratio of Interwoven common stock for iManage common stock for the periods indicated:

Average Exchange Ratio
July 28, 2003	1.834x
One month period	1.867x
Three month period	1.872x
Six month period	1.662x
One year period	1.382x

Comparable company analysis

In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers reviewed and compared specific financial and operating data relating to iManage with selected companies that Lehman Brothers deemed comparable to iManage, including Documentum, Inc., FileNet Corporation, Open Text Corporation, Stellent, Inc. and Vignette Corporation. Using publicly available information and I/B/E/S mean estimates, Lehman Brothers calculated and analyzed each company’s enterprise value to projected revenue. The enterprise value of each company was obtained by adding its short and long term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents.

The analysis indicated the following multiples as of July 28, 2003:

Multiple	Selected Companies
	Range	Mean	Median
Enterprise Value/2003 Revenue	1.22x - 2.71x	1.98x	2.09x
Enterprise Value/2004 Revenue	1.03x - 2.40x	1.76x	1.87x

Lehman Brothers also reviewed and compared specific financial and operating data of selected software companies with less than $100 million of CY 2003 projected revenues that Lehman Brothers deemed comparable to iManage, including ActivCard S.A., Agile Software Corporation, Embarcadero Technologies, Inc., E.piphany, Inc., Jacada Ltd., Keynote Systems, Inc., Netegrity, Inc., Secure Computing Corporation, Stellent, Inc., Websense, Inc. and WatchGuard Technologies, Inc. Using publicly available information and I/B/E/S mean estimates, Lehman Brothers calculated and analyzed each company’s enterprise value to projected revenue.

The analysis indicated the following multiples as of July 28, 2003:

Multiple	Selected Companies
	Range	Mean	Median
Enterprise Value/2003 Revenue	0.50x - 4.10x	2.36x	2.48x
Enterprise Value/2004 Revenue	0.41x - 3.40x	1.98x	2.03x

However, because of the inherent differences between the business, operations and prospects of iManage and the business, operations and prospects of the companies included in the comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of iManage and the companies included in the comparable company analysis that would affect the public trading values of each. Accordingly, using the mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values of $157 million to $199 million on a controlled fully distributed basis which includes a 40% equity control premium (“equity control premium” defined as the likely premium needed to acquire 100% equity ownership). Lehman Brothers noted that the merger consideration of $171 million falls within the range of equity values indicated by this analysis.

Comparable transaction analysis

Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and multiples paid in 19 acquisitions of companies that Lehman Brothers deemed relevant to arriving at its opinion. Lehman Brothers chose the transactions used in the comparable transaction analysis based on the similarity to iManage of the target companies in the transactions in terms of industry (software) and transaction size (approximately $100 million to $400 million transaction values). Lehman Brothers reviewed the following transactions:

Acquiror	Target	Date
Mercury Interactive Corporation	Kintana, Inc.	June 10, 2003
Networks Associates, Inc.	IntruVert Networks	April 1, 2003
Cisco Systems, Inc.	Okena, Inc.	January 24, 2003
SunGard Data Systems Inc.	Caminus Corporation	January 21, 2003

Acquiror	Target	Date
Cognos Incorporated	Adaytum, Inc.	December 19, 2002
Documentum, Inc.	eRoom Technology, Inc.	October 3, 2002
NetIQ Corporation	PentaSafe Security Technologies, Inc.	October 1, 2002
BMC Software, Inc.	Remedy Corporation	September 22, 2002
Intuit Inc.	Blue Ocean Software, Inc.	August 14, 2002
Symantec Corporation	Recourse Technologies, Inc.	July 17, 2002
Novell, Inc.	SilverStream Software, Inc.	June 10, 2002
Identix Incorporated	Visionics Corporation	February 22, 2002
Legato Systems, Inc.	OTG Software, Inc.	February 21, 2002
TIBCO Software Inc.	Talarian Corporation	January 5, 2002
International Business Machines Corporation	CrossWorlds Software, Inc.	October 30, 2001
The Sage Group plc	Interact Commerce Corporation	March 28, 2001
Citrix Systems, Inc.	Sequoia Software Corporation	March 21, 2001
Sybase, Inc.	New Era of Networks, Inc.	February 20, 2001
Macromedia, Inc.	Allaire Corporation	January 16, 2001

Lehman Brothers considered the transaction values as multiples of LTM (“LTM” representing last twelve months) sales and FTM (“FTM” representing forward twelve months) sales. The analysis indicated the following multiples:

Comparable Transactions
	Mean	Median
Transaction Value as a Multiple of:
Last twelve months revenues	4.52x	2.78x
Forward twelve months revenues	2.82x	2.05x

Because the reasons for and the circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the business, operations, financial conditions and prospects of iManage, and the businesses, operations, and financial conditions of the companies included in the comparable transaction analysis, Lehman Brothers believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the merger. Lehman Brothers believed that the appropriate use of a comparable transaction analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger which would affect the acquisition values of the acquired companies and iManage. Using mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values of $164 million to $197 million and noted that the merger consideration of $171 million falls within this range.

Transaction premium analysis

Lehman Brothers reviewed the premiums paid in the software sector using the same transactions referenced above under the heading “Comparable Transaction Analysis”. Lehman Brothers calculated the premium per share paid by the acquiror compared to the share price of the target company prevailing (i) one day and (ii) one month prior to the announcement of the transaction. The median premium was 60% for the one day prior to the announcement of the transaction and 89% for the one month prior to the announcement of the transaction. Lehman Brothers noted that the per share consideration in this transaction falls below the $7.95 to $9.05 per share values indicated by this analysis.

Contribution/pro forma ownership analysis

Lehman Brothers analyzed the respective contributions of Interwoven and iManage to the revenues and gross profit for the calendar years 2003 and 2004, assuming the combination of Interwoven and iManage’s businesses. Lehman Brothers noted that the pro forma ownership of approximately 67.4% for Interwoven implied by the merger consideration falls slightly below the range of relative contribution levels of 67.6% to 71.8% indicated by this analysis.

Pro forma analysis

Lehman Brothers analyzed the pro forma effect of the transaction on the earnings per share of Interwoven. For the purposes of this analysis, Lehman Brothers assumed (i) a range of per share prices from $6.50 to $6.75 for iManage common stock acquired, (ii) a $2.71 per share price for Interwoven common stock (the closing market price per share on July 28, 2003), (iii) stock and cash consideration consisting of $1.20 cash consideration (without interest) per share of iManage common stock, the remainder in Interwoven stock and options exercisable for Interwoven stock only, (iv) financial projections for Interwoven for fiscal year 2004 based on Interwoven management projections and financial projections for iManage for fiscal year 2004 based both on iManage management projections and on published, publicly available third-party research analyst estimates and (v) cost savings and synergies from the transaction determined by the managements of Interwoven and iManage. Lehman Brothers estimated that, based on the assumptions described above, the pro forma impact of the transaction on the earnings per share of Interwoven would be accretive immediately to the earnings per share of Interwoven both with and without synergies. The financial forecasts that underlie this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Interwoven board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Interwoven and the software industry generally and because its investment banking professionals have substantial experience in transactions comparable to the merger.

As compensation for its services in connection with the merger, Interwoven is obligated to pay Lehman Brothers a fee upon the delivery of the Lehman Brothers Opinion. Additional compensation will be payable on completion of the merger. In addition, Interwoven has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by Interwoven and the rendering of the Lehman Brothers Opinion.

In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of Interwoven and iManage for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of iManage’s financial advisor

The board of directors of iManage engaged Thomas Weisel Partners, LLC to act as its financial advisor and to render a fairness opinion in connection with the proposed merger of iManage and Interwoven. On August 4, 2003, Thomas Weisel Partners delivered to the iManage board of directors its oral opinion (which was subsequently confirmed in writing) that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners’ written opinion, the consideration to be paid to the holders of iManage common stock pursuant to the merger was fair to such stockholders from a financial point of view.

iManage’s board of directors determined the consideration to be paid to the holders of iManage common stock through negotiations with Interwoven. iManage did not impose any limitations on Thomas Weisel Partners with respect to the investigations made or procedures followed in rendering its opinion.

The full text of Thomas Weisel Partners’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in delivering its opinion, is attached as Annex E to this joint proxy statement/prospectus. iManage stockholders should read the opinion carefully and in its entirety. The following description of Thomas Weisel Partners’ opinion is only a summary of the written opinion and is qualified in its entirety by the written opinion and is not a substitute for the written opinion.

Thomas Weisel Partners directed its opinion to the iManage board of directors. The opinion does not constitute a recommendation to the stockholders of iManage as to how they should vote with respect to the merger. The opinion addresses only the financial fairness of the consideration to be received by the holders of iManage common stock in the merger. It does not address the relative merits of the merger or any alternatives to the merger. Further, it does not address iManage’s underlying decision to proceed with or effect the merger, or any other aspect of the merger. Thomas Weisel Partners was not requested to, nor did it solicit or assist iManage in soliciting indications of interest from third parties for all or any part of iManage.

In connection with its opinion, Thomas Weisel Partners, among other things:

•	reviewed certain publicly available financial and other data with respect to iManage and Interwoven, including the consolidated financial statements for recent years and interim periods to June 30, 2003, publicly available research reports, forecasts and estimates, and certain other relevant financial and operating data relating to iManage and Interwoven made available to Thomas Weisel Partners from published sources and from the internal records of iManage and Interwoven;

•	reviewed the financial terms and conditions of a draft merger agreement dated August 4, 2003, and drafts of other related documents;

•	reviewed certain publicly available information concerning the trading of, and the trading market for, iManage common stock and Interwoven common stock;

•	compared iManage and Interwoven from a financial point of view with certain other companies in the software industry which Thomas Weisel Partners deemed to be relevant;

•	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software and broader technology industries which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the merger;

•	reviewed and discussed with representatives of the management of iManage and Interwoven certain information of a business and financial nature regarding iManage and Interwoven, furnished to Thomas Weisel Partners by iManage and Interwoven, including financial forecasts and related assumptions of iManage and Interwoven;

•	made inquiries regarding and discussed the merger and the merger agreement and other matters related thereto with iManage’s counsel; and

•	performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

In preparing its opinion, Thomas Weisel Partners did not assume any responsibility independently to verify the information referred to above. Instead, with the consent of iManage, Thomas Weisel Partners relied on the information referred to above being accurate and complete in all material respects. Thomas Weisel Partners also made the following assumptions, in each case with the consent of iManage:

•	with respect to the financial forecasts for iManage and Interwoven provided to Thomas Weisel Partners by their respective management and publicly available forecasts and estimates, Thomas Weisel Partners assumed for purposes of its opinion that they:

—	had been reasonably prepared on bases reflecting the best available estimates and judgments at the time of preparation as to the future financial performance of iManage and Interwoven; and

—	provided a reasonable basis upon which Thomas Weisel Partners could form its opinion;

•	that there had been no material changes in the assets, financial condition, results of operations, business or prospects of iManage or Interwoven since the respective dates of the last financial statements made available to Thomas Weisel Partners;

•	that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations;

•	that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

•	that the merger will be recorded as a purchase under generally accepted accounting principles;

•	that the definitive merger agreement and other related agreements did not differ in any material respects from the drafts furnished to Thomas Weisel Partners; and

•	that the merger will be consummated substantially in accordance with the terms described in the merger agreement, without any further amendments thereto, and without waiver by iManage of any of the conditions to its obligations under the merger agreement.

In addition, for purposes of its opinion:

•	Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of iManage or Interwoven, nor was Thomas Weisel Partners furnished with any such appraisals;

•	Thomas Weisel Partners relied on advice of counsel and independent accountants to iManage as to all legal and financial reporting matters with respect to iManage, the merger and the merger agreement, including the legal status and financial reporting of litigation involving iManage; and

•	Thomas Weisel Partners’ opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the iManage board of directors. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

Comparable company analysis

Based on public information, Thomas Weisel Partners calculated the implied price per share of iManage based on multiples of aggregate value, which Thomas Weisel Partners defined as equity plus debt less cash, to (1) calendar year 2003 estimated revenues and (2) calendar year 2004 estimated revenues, and multiples of equity value to calendar year 2004 estimated net income for companies in the enterprise content management industry. In each case, Thomas Weisel Partners used estimates based on public filings, news articles, published Wall Street research analysts’ reports and forecasts and other publicly available third party sources. Thomas Weisel Partners believes that the eight companies listed below have operations similar to some of the operations of iManage, but noted that none of these companies have the same management, composition, size or combination of businesses as iManage:

•	Open Text Corporation;

•	Adobe Systems Incorporated;

•	Documentum, Inc.;

•	FileNet Corporation;

•	Hummingbird Ltd.;

•	Interwoven, Inc.;

•	Stellent, Inc.; and

•	Vignette Corporation.

The following table sets forth the implied prices indicated by this analysis:

Aggregate value to:	Range of implied prices
2003 estimated revenues	$3.52-$5.49
2004 estimated revenues	$3.33-$5.29

Equity value to:
2004 estimated net income	$3.02-$6.32

While the comparable company analysis compared iManage to eight companies in the enterprise content management industry, Thomas Weisel Partners did not include every company that could be deemed to be a participant in this same industry, or in any specific sectors of this industry.

Thomas Weisel Partners noted that the price per iManage share implied by the consideration to be received by the stockholders of iManage in the merger based on Interwoven’s closing stock price on August 4, 2003 was $6.33, which exceeds the range of prices implied by this analysis.

Comparable transactions analysis

Based on public information, Thomas Weisel Partners calculated the implied price per share of iManage based on multiples of aggregate value to (1) the last twelve months revenues and (2) the next twelve months estimated revenues in the following twenty-three transactions involving companies in the software industry that have been announced since January 5, 2002. In each case, Thomas Weisel Partners used estimates based on public filings, news articles, published Wall Street research analysts’ reports and forecasts and other publicly available third party sources.

Announcement date	Name of acquiror	Name of target
July 23, 2003	Hyperion Solutions Corporation	Brio Software, Inc.
July 7, 2003	EMC Corporation	Legato Systems, Inc.
June 2, 2003	PeopleSoft, Inc.	JD Edwards & Company
April 24, 2003	ScanSoft, Inc.	SpeechWorks International, Inc.
February 26, 2003	Electronics for Imaging, Inc.	Printcafe Software, Inc.
February 5, 2003	SunGard Data Systems Inc.	H.T.E., Inc.
January 21, 2003	SunGard Data Systems Inc.	Caminus Corporation
January 13, 2003	Synopsis, Inc.	Numerical Technologies, Inc.
December 22, 2002	Yahoo! Inc.	Inktomi Corporation
December 20, 2002	Sybase, Inc.	AvantGo, Inc.

Announcement date	Name of acquiror	Name of target
December 19, 2002	VERITAS Software Corporation	Precise Software Solutions Ltd.
December 6, 2002	International Business Machine Corporation	Rational Software Corporation
October 3, 2002	Documentum, Inc.	eRoom Technology, Inc.
June 19, 2002	Micromuse Inc.	RiverSoft Technologies Ltd.
June 10, 2002	Novell, Inc.	Silverstream Software, Inc.
May 29, 2002	Openwave Systems Inc.	SignalSoft Corporation
April 29, 2002	Fair, Isaac and Company, Incorporated	HNC Software Inc.
April 24, 2002	Cadence Design Systems, Inc.	Simplex Solutions, Inc.
April 23, 2002	Mentor Graphics Corporation	Innoveda, Inc.
March 18, 2002	MSC Software Corporation	Mechanical Dynamics, Inc.
February 21, 2002	Legato Systems, Inc.	OTG Software, Inc.
February 1, 2002	Adobe Systems Incorporated	Accelio Corporation
January 5, 2002	TIBCO Software, Inc.	Talarian Corporation

The following table sets forth the implied price per share of iManage based on multiples indicated by this analysis:

Aggregate value to:	Range of implied prices
Last 12 months revenues	$3.01-$7.92
Next 12 months revenues	$3.25-$7.92

Thomas Weisel Partners again noted that the price per iManage share implied by the consideration to be received by the stockholders of iManage in the merger based on Interwoven’s closing stock price on August 4, 2003 was $6.33, which is within the range of prices implied by this analysis.

No company or transaction used in the comparable company or comparable transactions analyses is identical to iManage or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which iManage, Interwoven, and the merger are being compared.

Precedent premium analysis

Based on public information, Thomas Weisel Partners reviewed the consideration paid in (1) 37 acquisitions in the technology industry announced since January 1, 1999 with target company stockholder collective ownership (estimated by the ratio of target market equity value to acquiror market equity value just prior to the announcement of the transaction) of between 30%-40% of the combined company after the transaction (“comparable ownership transactions”), and (2) 35 acquisitions in the technology industry announced since January 1, 2003 with transaction values of between $50 and $250 million. Thomas Weisel Partners calculated the implied price per share of iManage based on premiums paid in these transactions over:

•	the stock price of the target company one day prior to the announcement of the acquisition;

•	the average stock price of the target company during the one week prior to the announcement of the acquisition; and

•	the average stock price of the target company during the one month prior to the announcement of the acquisition.

Comparable ownership transactions since January 1, 1999

Range of implied prices
Premium to one day share price	$5.30-$6.99
Premium to one week average share price	$5.43-$7.07
Premium to one month average share price	$5.31-$7.25

Technology transactions since January 1, 2003 ($50-$250 million)

Range of implied prices
Premium to one day share price	$4.79-$7.67
Premium to one week average share prices	$5.10-$7.85
Premium to one month average share price	$5.34-$8.44

Thomas Weisel Partners again noted that the price per iManage share implied by the consideration to be received by the stockholders of iManage in the merger based on Interwoven’s closing stock price on August 4, 2003 was $6.33, which is within the range of prices implied by this analysis.

Contribution analysis

Thomas Weisel Partners used estimates with respect to iManage and Interwoven based on public filings, news articles, published Wall Street research analysts’ reports and forecasts and other publicly available third party sources in order to perform a contribution analysis. On the basis of these estimates and financial forecasts, Thomas Weisel Partners reviewed the contribution of each of iManage and Interwoven to estimated total revenues, estimated license revenues and estimated gross profit for calendar years 2003 and 2004 for the combined company. Thomas Weisel Partners then calculated a per share valuation for iManage based on its percentage contribution to the combined company for each operating metric, and the market equity value of Interwoven. This analysis indicated an implied percentage total revenue contribution range for iManage of 29.7% to 30.3% in the combined company, an implied license revenue contribution range for iManage of 33.7% to 34% in the combined company, and a combined gross profit contribution range for iManage from 33.4% to 33.7% in the combined company. Based on the market equity value of Interwoven, these contributions translate into per share equity valuations for iManage from $3.58 to $4.07.

Thomas Weisel Partners again noted that the price per iManage share implied by the consideration to be received by the stockholders of iManage in the merger based on Interwoven’s closing stock price on August 4, 2003 was $6.33, which exceeds the range of prices implied by this analysis.

Thomas Weisel Partners noted that it also reviewed the contribution of each of iManage and Interwoven to estimated earnings before interest and taxes, or EBIT, and estimated net income for calendar years 2003 and 2004 for the combined company. The results of the analysis were not meaningful, given that both estimated EBIT and net income for Interwoven were negative for the total forecast period.

The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to iManage’s board of directors. In addition, Thomas Weisel Partners may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of iManage.

In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of iManage and Interwoven. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be received by holders of iManage common stock in the merger, and were provided to iManage in connection with the delivery of the Thomas Weisel Partners’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. The stock portion of the consideration to be received by the holders of iManage common stock in the merger is based upon a fixed exchange ratio and, accordingly, the market value of the stock portion of the consideration may vary significantly from the price on the date of Thomas Weisel Partners’ opinion.

As described above, Thomas Weisel Partners’ opinion and presentation were among the many factors that the iManage board of directors took into consideration in making its determination to approve, and to recommend that the stockholders of iManage approve the merger.

iManage has agreed to pay Thomas Weisel Partners a customary fee for its financial advisory services, including delivery of its opinion, a significant portion of which is contingent upon the consummation of the merger. In addition, in the event the merger is not consummated, Thomas Weisel Partners will be entitled to receive a portion of any termination or break-up fee. The iManage board of directors was aware of this fee structure and took it into account in considering Thomas Weisel Partners’ opinion and in approving the merger. Further, iManage has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses and to indemnify Thomas Weisel Partners, its affiliates, and its respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

iManage selected Thomas Weisel Partners to act as its financial advisor in connection with the merger based on Thomas Weisel Partners’ experience, expertise and reputation, and its familiarity with iManage’s business. In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of iManage and Interwoven for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Thomas Weisel Partners has also performed various financial services for iManage and Interwoven for which it has received customary fees. In addition, Thomas Weisel Partners and/or its affiliates may be providing and may in the future provide financial or other services to other parties with conflicting interests to iManage including financial or other services to Interwoven or to business competitors of iManage.

Interests of certain persons in the merger

iManage stockholders considering the recommendation of the iManage board of directors regarding the merger should be aware that some of iManage’s directors and officers have interests in the merger that are different from, or in addition to, their interests as iManage stockholders. Interwoven stockholders considering the recommendation of the Interwoven board of directors regarding the issuance proposal should be aware that some of Interwoven’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Interwoven stockholders. These interests may create potential conflicts of interest. The boards of directors of Interwoven and iManage were aware of these interests and took these interests into account in approving the merger and the transactions contemplated by the merger documents.

Voting agreements with Interwoven directors and officers.    The following Interwoven stockholders have entered into voting agreements and irrevocable proxies pursuant to which they have agreed to vote shares of Interwoven common stock in favor of the issuance of shares of Interwoven common stock to iManage stockholders pursuant to the merger agreement:

•	Martin W. Brauns, the president, chief executive officer and chairman of Interwoven;

•	David M. Allen, the senior vice president and chief financial officer of Interwoven;

•	Douglas Jones, the senior vice president, corporate development, of Interwoven; and

•	Interwoven directors Ronald E. F. Codd, Frank J. Fanzilli, Jr., Kathryn C. Gould and Anthony Zingale.

Voting agreements with iManage directors and officers.    The following iManage stockholders have entered into voting agreements and irrevocable proxies pursuant to which they have agreed to vote shares of iManage common stock for which they exercise voting control in favor of the adoption of the merger and the merger agreement:

•	Mahmood M. Panjwani, the president, chief executive officer and chairman of the board of directors of iManage;

•	Rafiq R. Mohammadi, the chief technical officer and member of the board of directors of iManage;

•	Moez R. Virani, a member of the board of directors of iManage;

•	Neil V. Araujo, senior director of industry solutions of iManage; and

•	Zia Bhatti, the vice president, software development of iManage.

Stock options held by iManage directors and officers.

The iManage stock options held by iManage’s directors and executive officers will be assumed by Interwoven in the merger, being converted into options to purchase shares of Interwoven common stock. The following table identifies, for each iManage director and officer, the aggregate number of shares of iManage common stock that are covered by stock option agreements between iManage and each director or officer that contain acceleration of vesting benefits, the number of shares of iManage common stock remaining unvested under those options as of September 30, 2003, and that person’s relationship to iManage. You should read this information in conjunction with the disclosures set forth under the sections below entitled “—Consulting arrangement with Mahmood M. Panjwani” and “—Employment arrangements with iManage officers”.

Name	Aggregate Options Outstanding	Amount Unvested(1)	Relationship to iManage
Mahmood M. Panjwani	450,000	120,834	officer and director
John E. Calonico, Jr.	450,000	300,001	officer and director
Joseph S. Campbell	635,000	234,046	officer
Daniel A. Carmel	400,000	212,154	officer
Bob L. Corey	45,000	43,750	non-employee director
Rafiq R. Mohammadi	220,000	58,752	officer and director
Thomas L. Thomas	65,000	32,848	non-employee director
Moez R. Virani	77,000	32,806	non-employee director

(1)	Of these unvested shares, 62,501, 202,084, 117,023, 106,077, 43,750, 30,418, 32,848 and 32,806 shares would vest completely with respect to Mahmood M. Panjwani, John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel, Bob L. Corey, Rafiq R. Mohammadi, Thomas L. Thomas and Moez R. Virani, respectively, in the event acceleration of vesting benefits applied on September 30, 2003.

Under the terms of the iManage 1997 Stock Option Plan, all non-employee directors of iManage are automatically granted options to purchase iManage common stock that will vest completely and immediately 10 days prior to a change in control of iManage, including the merger with Interwoven. In addition, if a non-employee director ceases to be a director following a change in control, all options may be exercised within 12 months following such change of control, but no later than the date the option expires.

Of the stock options listed above held by iManage executive officers, the vesting of options to purchase 350,000, 300,000, 635,000, 400,000 and 170,000 shares of iManage common stock held by Mahmood M. Panjwani, John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi, respectively, will vest as to 50% of the then-unvested portion of the shares subject to such option if a change in control is effected with respect to iManage and the officer is terminated without cause or voluntarily terminates his employment because of material changes to his compensation or responsibilities. Of the stock options listed above held by executive officers, the vesting of options to purchase 100,000, 150,000, 50,000 shares of iManage common stock held by Mahmood M. Panjwani, John E. Calonico, Jr. and Rafiq R. Mohammadi, respectively, will accelerate in full if a change of control is effected with respect to iManage and the officer is terminated without cause or voluntarily terminates his employment because of material changes in his compensation or responsibilities. The vesting conditions of these options have been modified as further described below in “—Employment arrangements with iManage officers.”

Consulting arrangement with Mahmood M. Panjwani.

In connection with the merger agreement negotiations, Interwoven entered into a consulting arrangement with Mahmood M. Panjwani, the president and chief executive officer of iManage. Under that arrangement, Mahmood M. Panjwani agreed to provide consulting services to Interwoven following the consummation of the merger through December 31, 2003, or such earlier date as Interwoven and Mahmood M. Panjwani may decide. Interwoven agreed to pay Mahmood M. Panjwani annualized compensation of $300,000 during his period of consulting and the unpaid balance of his iManage bonus, which is targeted at $120,000, at the conclusion of his services. In addition, upon the effective time of the merger, Mahmood M. Panjwani will be entitled to:

•	accelerated vesting of his iManage stock options;

•	monthly severance payments of $25,000 over the 18-month period commencing January 1, 2004;

•	be appointed to the position as vice chairman of the board of directors of Interwoven;

•	medical, dental and vision benefits to Mahmood M. Panjwani and his dependants at no cost to him or his dependents; and

•	an option to purchase 40,000 shares of Interwoven common stock, with an exercise price per share equal to the fair market value of Interwoven common stock on the date of grant, of which 10,000 shares would vest one year following the grant date and the remainder would vest ratably over a 36-month period thereafter.

Employment arrangements with iManage officers.

In connection with the merger agreement negotiations, Interwoven entered into employment arrangements with each of John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi that provide for “at will” employment following the consummation of the merger. Each employment arrangement provides the executive’s position, reporting structure and compensation, including annual salary, bonuses and incentive compensation opportunity with Interwoven. These benefits are summarized in the table below:

Name and new title	Annual Salary	Potential Bonus		Option Award
		Incentive	Retention
John E. Calonico, Jr.	$200,000	$100,000	$50,000	190,000
senior vice president, finance*
Joseph S. Campbell	$250,000	$100,000	$25,000	—
interim senior vice president, sales operations
Daniel A. Carmel	$175,000	$125,000	$75,000	65,000
vice president of marketing
Rafiq R. Mohammadi	$200,000	$100,000	$50,000	130,000
chief technology officer and senior vice president of engineering

*	John E. Calonico, Jr. is expected to become Interwoven’s senior vice president and chief financial officer after January 31, 2004.

Each executive will also be eligible to participate in various employee benefit plans of Interwoven and will be granted an option to purchase Interwoven common stock as further described under the heading “—New option grants to iManage officers” below. Pursuant to their employment arrangements, John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi are also eligible to receive retention bonuses for their employment with Interwoven, which are further described under the heading “—Retention bonuses for iManage officers” below.

Under these employment arrangements, each officer has agreed to waive acceleration of vesting of their existing iManage stock options in connection with the merger so long as they become employed with Interwoven following the merger on the terms set forth in their respective employment arrangements. If John E. Calonico, Jr. or Rafiq R. Mohammadi suffers a Constructive Termination, as defined below, within 12 months of his commencement of employment with Interwoven, then any unvested assumed options will accelerate at the rate set forth in the offer letter or underlying option agreement applicable to the officer. If Joseph S. Campbell remains employed through December 31, 2003 or suffers a Constructive Termination prior to that date, then any unvested assumed options will accelerate at the rate set forth in the offer letter or the applicable underlying stock option agreement. If Daniel A. Carmel terminates his employment for any reason prior to the one-year anniversary of the consummation of the merger, then any unvested assumed options will accelerate at the rate set forth in the offer letter or applicable underlying stock option agreement.

If John E. Calonico, Jr., Daniel A. Carmel or Rafiq R. Mohammadi suffers a Constructive Termination following a change in control of the combined company, in addition to the option acceleration described above, the officer will receive accelerated vesting of the new options granted pursuant to his employment arrangement. For this purpose, the term Constructive Termination also means to have duties assigned to the officer that are inconsistent with, or reflecting a material adverse change in the officer’s position, duties or responsibilities with the combined company or any successor.

For purposes of these employment arrangements, Constructive Termination will occur if:

•	Interwoven terminates the employment of the officer for reasons other than for Cause, as defined below; or

•	the officer resigns within 30 days following:

—	a reduction of the officer’s base salary or target incentive bonus, unless the reduction is applicable to and in the same proportion as a reduction for all members of Interwoven’s management; or

—	the relocation of the officer’s principal office by more than 30 miles from its location prior to the closing of the merger.

In addition, each of Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi will be deemed to have suffered a Constructive Termination if he resigns from employment with Interwoven following a materially adverse change in position or a material reduction in responsibilities as in effect on the effective date of the merger so long as he had not consented to such change in position or reduction in responsibilities. Separately, John E. Calonico, Jr. will be deemed to have suffered a Constructive Termination if he resigns from Interwoven because he is not the senior vice president and chief financial officer of Interwoven on and after January 31, 2004.

For purposes of these employment arrangements, Cause is generally defined as:

•	willful misconduct or gross negligence in performance of the executive’s duties under the employment arrangements, including the executive’s refusal to comply in any material respect with the legal directives of Interwoven’s board of directors;

•	dishonest or fraudulent conduct, a deliberate attempt to do an injury to Interwoven, or conduct that materially harms Interwoven or is materially detrimental to Interwoven’s reputation, including any felony conviction; or

•	a breach of any element of Interwoven’s employee confidentiality and assignment of inventions agreement, including, without limitation, theft or other misappropriation of Interwoven’s proprietary information.

With respect to Mr. Calonico’s employment arrangement, the willful misconduct or gross negligence must be material in order to constitute Cause.

Retention bonuses for iManage officers.    John E. Calonico, Jr., Daniel A. Carmel, Joseph S. Campbell and Rafiq R. Mohammadi each shall be paid a bonus in the amount specified in the table above as follows:

•	in the case of John E. Calonico, Jr., Daniel A. Carmel and Rafiq R. Mohammadi, each will be paid the full amount of his retention bonus if he suffers a Constructive Termination;

•	in the case of John E. Calonico, Jr. and Rafiq R. Mohammadi, each will earn his retention bonus in two equal installments, the first after six consecutive months of employment with Interwoven from the effective time of the merger and the second after 12 consecutive months of employment from the effective time;

•	in the case of Daniel A. Carmel, if he remains employed by Interwoven through February 28, 2003, he will be entitled to receive $25,000 of the entire amount of his retention bonus, with the remaining $50,000 becoming payable in two equal installments, the first after six consecutive months of employment with Interwoven from the effective time of the merger and the second after 12 consecutive months of employment from the effective time; and

•	in the case of Joseph S. Campbell, if he remains employed by Interwoven through December 31, 2003, he will be entitled to receive a $25,000 bonus.

New option grants to iManage officers.    Interwoven has agreed to grant John E. Calonico, Jr., Daniel A. Carmel and Rafiq R. Mohammadi options to purchase Interwoven common stock. These options vest as to 25% of the shares on the first anniversary of the date of the commencement of the officer’s employment with Interwoven and the vest ratably over a 36-month period thereafter.

Severance arrangements for iManage officers.     Pursuant to their respective employment arrangements, if any of John E. Calonico, Jr., Daniel A. Carmel or Rafiq R. Mohammadi suffers a Constructive Termination, then in addition to any acceleration of payment of the retention bonuses described above, he will be entitled to a payment equal to six months’ base annual salary, in the case of John E. Calonico, Jr. and Rafiq R. Mohammadi, and three months’ base annual salary, in the case of Daniel A. Carmel. In addition, if Joseph S. Campbell remains employed with Interwoven through at least December 31, 2003 or suffers a Constructive Termination prior to this date, following his termination of employment he is entitled to receive salary continuation for six months following the date of his termination with Interwoven.

Indemnification.    The merger agreement provides that Interwoven will cause the surviving company:

•	from and after the effective time of the merger, to fulfill and honor, subject to applicable law, iManage’s obligations under any indemnification agreements with its directors and officers that exist at the effective time of the merger and any indemnification provisions under iManage’s certificate of incorporation and bylaws that were in effect on the date of the merger agreement; and

•	for a period of six years after the effective time of the merger, to maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by iManage’s directors’ and officers’ liability insurance policy, on substantially similar terms to iManage’s policy; provided, however, that neither Interwoven nor the surviving corporation will be required to expend more than 150% of the annual premium currently paid by iManage for such coverage.

In addition, Interwoven has agreed to maintain in the certificate of incorporation and bylaws of the surviving corporation provisions relating to exculpation and indemnification that are at least as favorable to the indemnified directors and officers as those contained in iManage’s organizational documents that were in effect on the date of the merger agreement, subject to applicable law.

Retention of iManage board members.    Under the merger agreement, Interwoven has agreed to appoint two current iManage directors, including Mahmood Panjwani, to serve on the board of directors of the combined company.

Interests of Interwoven officers and directors.    Except for David M. Allen, none of the directors and officers are expected to terminate his or her services to Interwoven as a result of the merger. David M. Allen will resign as Interwoven’s chief financial officer as of January 31, 2004 and John E. Calonico, Jr. will serve as chief financial officer thereafter.

As a result of interests described above under each heading, these executive officers and directors could be more likely to vote to approve, and recommend the approval of, the merger and the merger agreement, than if they did not hold these interests.

Governmental and regulatory matters

The merger is subject to the requirements of the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976 under which a transaction cannot be completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the waiting period under the Hart-Scott-Rodino Act expires or is terminated. Interwoven and iManage each filed the required information and materials, and requested early termination of the required waiting period. The waiting period expired on August 29, 2003; however, the Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either of these entities could take action under the antitrust laws as it deems necessary or desirable in the public interest. Other persons could also take action under antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, whether or not the applicable waiting period has expired or was terminated, any state could take action under antitrust laws as it deemed necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, the companies will prevail.

Material U. S. federal income tax consequences

The following discussion is a general summary of material United States federal income tax consequences to iManage stockholders who receive cash and Interwoven stock pursuant to the merger agreement. This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and the regulations promulgated thereunder, judicial precedent relating thereto, and current rulings and administrative practice of the Internal Revenue Service, in each case as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that holders of iManage common stock hold their stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be important to an iManage stockholder in light of his or her particular circumstances or particular tax status, including the following:

•	stockholders of iManage who are not citizens or residents of the United States or that are foreign corporations, foreign partnerships or foreign trusts for U.S. federal income tax purposes;

•	financial institutions;

•	tax-exempt organizations;

•	pension funds;

•	insurance companies;

•	dealers in securities;

•	stockholders who acquired or received their shares of iManage capital stock through the exercise of options or similar derivative securities or otherwise as compensation; and

•	stockholders who hold their shares of iManage common stock as part of a straddle, conversion or other risk reduction transaction.

Neither Interwoven nor iManage has sought a ruling from the IRS with respect to the income tax consequences of the merger and related transactions, and there can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to the tax consequences set forth below.

Holders of iManage common stock should consult with their tax advisors as to the particular tax consequences to them of the merger, including the applicability and effect of any federal, state, local, estate, gift and foreign tax laws.

Tax consequences of the merger.    The merger is intended to qualify as a reorganization under Section 368(a) of the Code. The obligation of iManage to consummate the merger is conditioned upon the receipt by iManage of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP (or from Fenwick & West LLP if Skadden, Arps, Slate, Meagher & Flom LLP fails to give the opinion) to the effect that, on the basis of certain facts, representations and assumptions, the merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. In addition, the obligation of Interwoven to consummate the merger is conditioned upon the receipt by Interwoven of a tax opinion from Fenwick & West LLP (or from Skadden, Arps, Slate, Meagher & Flom LLP if Fenwick & West LLP fails to give the opinion), to the effect that, on the basis of certain facts, representations and assumptions, the merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The tax opinions are not binding on the IRS or any court and do not preclude the IRS or a court from reaching a contrary conclusion. Moreover, no rulings have been or will be sought from the IRS concerning the tax consequences of the merger.

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the merger will have the following United States federal income tax consequences:

Treatment of cash and stock received in the merger.    iManage stockholders who realize loss will not be allowed to currently recognize such loss for United States federal income tax purposes as a result of the merger.

iManage stockholders who receive Interwoven stock and cash (other than cash received in lieu of fractional shares as discussed below) in exchange for shares of iManage common stock pursuant to the merger and who realize gain will be required to recognize such gain for United States federal income tax purposes but only to the extent of the cash received. For this purpose, a stockholder must calculate gain or loss separately for each identifiable block of stock exchanged by such stockholder, and a stockholder cannot offset a loss recognized on one block of such stock against a gain recognized on another block of such stock. The gain recognized will be capital gain unless the receipt of cash by the stockholder has the effect of a distribution of a dividend, in which case such gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. For purposes of determining whether the receipt of cash by the stockholder has the effect of a distribution of a dividend, a stockholder will be treated as if the holder first exchanged all of its stock solely for Interwoven common stock and then Interwoven immediately redeemed a portion of such stock for the cash that such holder actually received pursuant to the merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. In determining the interest of a stockholder in a corporation, certain constructive ownership rules must be taken into account. If, at the effective time of the merger, an iManage stockholder has held the shares of iManage common stock then exchanged for more than one year, capital gain recognized by such stockholder at the effective time will be long-term capital gain. Under current law, long-term capital gains of individuals are taxed at a maximum rate of 15%. Short-term capital gain attributable to individuals will be taxed at ordinary income rates.

Basis and holding period of Interwoven common stock received.    The aggregate basis of the Interwoven common stock to be received by an iManage stockholder will be the same as the aggregate basis of the iManage common stock surrendered in exchange therefor, decreased by (i) the portion of the stockholder’s basis that is allocable to a fractional share and (ii) the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain recognized on the exchange (including any portion of such gain that was treated as a dividend and taxed as ordinary income). The holding period of the Interwoven common stock to be received by an iManage stockholder will include the holding period of the iManage common stock surrendered in exchange therefor.

Cash in lieu of fractional shares.    An iManage stockholder who receives cash in lieu of a fractional share of Interwoven common stock will generally be obligated to report capital gain or loss equal to the difference between the cash received and the portion of the stockholder’s basis in his or her iManage common stock allocable to such fractional share interest. Such gain or loss will be long-term if such iManage common stock has been held for more than one year at the effective time of the merger.

Cash received by dissenting stockholders.    An eligible iManage stockholder that perfects its appraisal rights generally should recognize capital gain or loss at the effective time of the merger in an amount equal to the difference between the “amount realized” and the tax basis of such stockholder’s iManage shares. For this purpose, although there is no authority directly on point, the “amount realized” generally should equal the trading price of the iManage shares at the effective time of the merger. Capital gain or loss should also be recognized by such iManage stockholder at the time the appraisal proceeds are received, to the extent that the amount of such proceeds exceeds or is less than the amount realized by such iManage stockholder at the effective time of the merger. In addition, a portion of such proceeds may be characterized as interest income, thus reducing the amount of such capital gain or increasing the amount of such capital loss (as the case may be). iManage stockholders are encouraged to consult their tax advisers as to the tax consequences of exercising appraisal rights.

Backup withholding.    Under the Code, a payment to an iManage stockholder may be subject, under certain circumstances, to backup withholding at a 28% rate, unless such stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

Accounting treatment of the merger

Interwoven will use the purchase method of accounting for the merger with iManage under the accounting principles generally accepted in the United States. The purchase price will be allocated to iManage’s assets and liabilities and those assets and liabilities will be recorded on Interwoven’s books at their respective fair values upon completion of the merger. A portion of the purchase price may be identified as in-process research and development. This amount, if any, will be charged to Interwoven’s operations in the quarter the merger is completed and the purchase accounting valuations are finalized. Furthermore, a portion of the purchase price equal to the intrinsic value of the unvested options assumed in the merger will be allocated to deferred stock-based compensation, which will be amortized over the remaining vesting period of these options. The remaining purchase price will be recorded as goodwill and other intangible assets and will be amortized over the useful lives of such assets.

Appraisal rights

Under the Delaware General Corporation Law, iManage stockholders may object to the merger and demand in writing that the company surviving the merger pay the fair value of their shares. Determination of fair value is based on all relevant factors, but excludes any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. Stockholders who elect to exercise appraisal rights must comply with all of the procedures to preserve those rights. A copy of Section 262 of the DGCL, which sets forth the appraisal rights, is attached as Annex F to this joint proxy statement/prospectus.

Section 262 sets forth the procedures a stockholder requesting appraisal must follow. These procedures are complicated and must be followed completely. Failure to comply with these procedures may cause you to lose your appraisal rights. The following is only a summary of the required procedures and is qualified in its entirety by the provisions of Section 262. Please review Section 262 for the complete procedures. Neither Interwoven nor iManage will give you any notice of your appraisal rights other than as described in this document and as required by the DGCL.

General requirements.    Section 262 generally requires the following:

•	Written demand for appraisal. You must deliver a written demand for appraisal to iManage before the vote is taken at the iManage stockholders’ meeting. This written demand for appraisal must be separate from the proxy. In other words, failure to return the proxy or returning the proxy with a notation on it will not alone constitute demand for appraisal. Similarly, a vote against the merger will not satisfy your obligation to make written demand for appraisal. You should read the paragraphs below for more details on making a demand for appraisal.

•	Refrain from voting for the merger proposal. You must not vote in favor of the merger agreement or the merger. If you return a properly executed proxy or otherwise vote in favor of the merger agreement or the merger, your right to appraisal will terminate, even if you previously filed a written demand for appraisal. You do not have to vote against the merger in order to preserve your appraisal rights.

•	Continuous ownership of iManage shares. You must continuously hold your shares of iManage stock from the date you make the demand for appraisal through the closing of the merger.

Requirements for written demand for appraisal.    A written demand for appraisal of iManage stock is only effective if it is signed by, or for, the stockholder of record who owns the shares at the time the demand is made. The demand must be signed as the stockholder’s name appears on its stock certificate(s). If you are a beneficial owner of iManage stock but not a stockholder of record, you must have the stockholder of record for your shares sign a demand for appraisal on your behalf.

If you own iManage stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

If you own iManage stock with one or more other persons, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that he or she is signing the demand as that stockholder’s agent.

If you are a record owner, such as a broker, who holds iManage stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising that right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal. If you do not specify the number of shares, we will assume that your written demand covers all of the shares of iManage stock that are in your name.

If you are an iManage stockholder, you should address the written demand to iManage, Inc. 950 Tower Lane, Suite 500, Foster City, California 94404 Attention: Secretary. It is important that iManage receive all written demands before the vote concerning the merger is taken. As explained above, this written demand should be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of stock owned, and that the stockholder is thereby demanding appraisal of such stockholder’s shares.

Written notice.    Within 10 days after the closing of the merger, iManage must give written notice that the merger has become effective to each stockholder who has fully complied with the conditions of Section 262. Except as required by law, iManage will not notify stockholders of any dates by which appraisal rights must be exercised.

Petition with the Chancery Court.    Within 120 days after the closing of the merger, either iManage or any stockholder who has complied with the conditions of Section 262 may file a petition in the Delaware Court of Chancery. This petition should request that the chancery court determine the value of the shares of iManage stock held by all of the stockholders who are entitled to appraisal rights. If you intend to exercise your rights of appraisal, you should file a petition in the chancery court. iManage has no intentions at this time to file a petition. Because iManage has no obligation to file a petition, if you do not file such a petition within 120 days after the closing, you will lose your rights of appraisal.

Withdrawal of demand.    If you change your mind and decide you no longer want an appraisal, you may withdraw your demand for appraisal at any time within 60 days after the closing of the merger. You may also withdraw your demand for appraisal after 60 days after the closing of the merger, but only with the written consent of iManage. If you withdraw your demand for appraisal, you will be entitled receive the merger consideration provided in the merger agreement.

Request for appraisal rights statement.    If you have complied with the conditions of Section 262, you will be entitled to receive a statement from iManage setting forth the number of shares for which appraisal rights have been exercised and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to iManage within 120 days after the closing of the merger. After the merger, iManage will have 10 days after receiving a request to mail the statement to the stockholder.

Chancery Court procedures.    If you properly file a petition for appraisal in the chancery court and deliver a copy to iManage, iManage will then have 20 days to provide the chancery court with a list of the names and addresses of all stockholders who have demanded appraisal and have not reached an agreement with iManage as to the value of their shares. The chancery court will then send notice to all of the stockholders who have demanded appraisal. If the chancery court decides it is appropriate, it has the power to conduct a hearing to determine whether the stockholders have fully complied with Section 262 of the DGCL and whether they are entitled to appraisal under that section. The chancery court may also require you to submit your stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the chancery court’s directions, you may be dismissed from the proceeding.

Appraisal of shares.    After the chancery court determines which stockholders are entitled to appraisal rights, the chancery court will appraise the shares of iManage common stock. To determine the fair value of the shares, the chancery court will consider all relevant factors except for any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. After the chancery court determines the fair value of the shares, it will direct iManage to pay that value to the stockholders who are entitled to appraisal. The chancery court can also direct iManage to pay interest, simple or compound, on that value if the chancery court determines that interest is appropriate. In order to receive the fair value for your shares, you must surrender your stock certificates to iManage.

The chancery court could determine that the fair value of shares of iManage stock is more than, the same as, or less than the merger consideration. In other words, if you demand appraisal rights, you could receive less consideration than you would under the merger agreement.

U.S. federal income tax consequences.    Please refer to the section of the joint proxy statement/prospectus “—Material U. S. federal income tax consequences” on page 84.

Costs and expenses of appraisal proceeding.    The costs and expenses of the appraisal proceeding may be assessed against iManage and the stockholders participating in the appraisal proceeding, as the chancery court deems equitable under the circumstances. You can request that the chancery court determine the amount of interest, if any, that iManage should pay on the value of stock owned by stockholders entitled to the payment of interest. You may also request that the chancery court allocate the expenses of the appraisal action incurred by any stockholder pro rata against the value of all of the shares entitled to appraisal.

Loss of stockholder rights.    If you demand appraisal, after the closing of the merger you will not be entitled to:

•	vote your shares of stock, for any purpose, for which you have demanded appraisal;

•	receive payment of dividends or any other distribution with respect to your shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date before the effective time of the merger; or

•	receive the payment of the consideration provided for in the merger agreement.

However, you can regain these rights if no petition for an appraisal is filed within 120 days after the closing of the merger, or if you deliver to iManage a written withdrawal of your demand for an appraisal and your acceptance of the merger, either within 60 days after the closing of the merger or with the written consent of iManage. As explained above, these actions will also terminate your appraisal rights. However, an appraisal proceeding in the chancery court cannot be dismissed without the chancery court’s approval. The chancery court may condition its approval upon any terms that it deems just.

If you fail to comply strictly with these procedures you will lose your appraisal rights. Consequently, if you wish to exercise your appraisal rights, we strongly urge you to consult a legal advisor before attempting to exercise your appraisal rights.

Listing of Interwoven common stock to be issued in the merger

Interwoven has agreed to cause the shares of Interwoven common stock issued in the merger to be approved for listing on The NASDAQ National Market, subject to official notice of issuance.

Delisting and deregistration of iManage common stock

If the merger is consummated, the iManage common stock will be delisted from The NASDAQ National Market and will be deregistered under the Exchange Act.

Restriction on resales of Interwoven common stock

The Interwoven common stock to be issued in the merger will be registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of iManage as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, control, is controlled by or is under common control with, that corporation. Any transfer by an affiliate of iManage must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act. If an iManage affiliate becomes an affiliate of Interwoven, any transfer must be permitted by the resale provisions of Rule 144 promulgated under the Securities Act or otherwise permitted under the Securities Act. These restrictions are expected to apply to the executive officers, directors and significant stockholders of iManage. Affiliates of iManage have agreed to comply with these restrictions.

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Annex A incorporated by reference into this joint proxy statement/prospectus. Stockholders of Interwoven and iManage are urged to read the merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

The merger

Following the approval the merger proposal by the stockholders of iManage, the approval of the issuance proposal by the stockholders of Interwoven, and the satisfaction or waiver of the other conditions to the merger set forth in the merger agreement, iManage will merge with and into Mahogany Acquisition Corporation, a wholly-owned subsidiary of Interwoven, with Mahogany Acquisition Corporation continuing as the surviving corporation under the name “iManage, Inc.” and as a wholly-owned subsidiary of Interwoven.

The effective time

The parties will cause the merger to become effective by filing a certificate of merger with the Delaware Secretary of State. The parties anticipate that the closing of the merger will occur in Interwoven’s and iManage’s fourth quarter ending December 31, 2003.

Directors and officers of iManage after the merger

At the effective time, the directors and officers of Mahogany Acquisition Corporation will remain the directors and officers of the company surviving the merger.

Conversion of shares of iManage common stock in the merger

If the merger is completed, iManage stockholders who do not perfect appraisal rights under the DGCL will be entitled to receive for each share of iManage common stock, $1.20 in cash (without interest) and 2.0943 shares of Interwoven common stock. If the proposed Interwoven reverse stock split is effected, these iManage stockholders would be entitled to receive $1.20 in cash (without interest) and 0.523575 shares of Interwoven common stock.

iManage’s stock options

If the merger is completed, each outstanding stock option to purchase shares of iManage common stock will be assumed by Interwoven regardless of whether or not it is exercisable. Each iManage stock option that is assumed by Interwoven will continue to have, and be subject to, substantially the same terms and conditions that were applicable immediately prior to the effective time of the merger, except that:

•	each iManage stock option will be converted into an Interwoven stock option exercisable for a number of shares of Interwoven common stock, calculated on a per share of iManage common stock basis, equal to the sum of:

—	2.0943 (0.523575 if the Interwoven reverse stock split is effected), and

—	a fraction, which we refer to below as the “fraction,” the numerator of which is $1.20, and the denominator of which is the average of the closing sales prices for one share of Interwoven common stock as reported on The NASDAQ National Market for the five consecutive trading days ending and including the trading day immediately before the closing of the merger; provided that if the application of this calculation results in an iManage stock option being exercisable for a number of shares that is not a whole number (after aggregating all shares subject to that option), the shares exercisable pursuant to that stock option will be rounded down to the nearest whole share; and

•	the per share exercise price of any given option will be determined by dividing the exercise price of the option immediately prior to the effective time by the sum of 2.0943 (0.523575 if the Interwoven reverse stock split is effected) and the fraction, rounded up to the nearest whole cent.

For example, if the 5-day trailing average closing price for Interwoven common stock is $2.00, then for each share of iManage common stock into which your iManage stock option is exercisable, following the effective time, your option will represent the right to purchase 2.6943 shares of Interwoven common stock, and the exercise price reflected in your iManage stock option will be lowered proportionately. Accordingly, if you own options to purchase 100 shares of iManage common stock, with an exercise price of $4.00 per share, then you will be entitled to receive upon exercise 269 shares of Interwoven common stock and the exercise price of your option would be $1.49 per share.

Interwoven has agreed to file a registration statement on Form S-8 for the shares of Interwoven common stock issuable with respect to the converted iManage stock options within 10 business days after the effective time of the merger, and Interwoven will maintain the effectiveness of the registration statement for so long as any such iManage stock options remain outstanding.

In addition to the assumption of outstanding iManage stock options, and not as a condition of the merger, the Interwoven board of directors intends to adopt, without stockholder approval, a new equity compensation plan under which only individuals who were employed by iManage immediately prior to the closing of the merger shall be eligible to participate, subject to other limitations of the Marketplace Rules of the National Association of Securities Dealers, Inc., and to reserve for issuance thereunder a number of shares of Interwoven common stock equal to the number of shares of iManage common stock available for grant under iManage’s 1997 Stock Option Plan immediately prior to the closing of the merger, as adjusted to reflect the conversion of iManage common stock into Interwoven common stock in the merger. Based on 797,779 shares of iManage common stock available for grant under iManage’s 1997 Stock Option Plan as of September 30, 2003, the number of shares of Interwoven common stock reserved for issuance under this new plan is expected to be approximately 1.7 million. The terms of this plan are expected to be substantially similar to the terms of Interwoven’s 1999 Equity Incentive Plan, except for modifications necessary to comply with the Marketplace Rules; however, only nonqualified stock options would be eligible for grant under this plan. The shares subject to this plan would be registered with the SEC following the merger under a registration statement on Form S-8.

iManage’s employee stock purchase plan

As of the effective time of the merger, Interwoven will assume the 1999 Employee Stock Purchase Plan of iManage and each purchase right outstanding thereunder will be converted into a right to purchase Interwoven common stock, with such adjustments as are appropriate to satisfy applicable law and to preserve the inherent value of the outstanding purchase rights without causing material detriment to their holders. This plan and all purchase dates under it shall terminate on January 31, 2004 or a later date that Interwoven and iManage mutually decide. When this plan is terminated, each participant who remains an Interwoven employee will have the right to participate in Interwoven’s 1999 Employee Stock Purchase Plan.

The exchange and paying agent

Promptly after the effective time, Interwoven is required to make available to the exchange agent cash and shares of Interwoven common stock to be exchanged for shares of iManage common stock, and cash to pay for fractional shares and any dividends or distributions to which holders of iManage common stock may be entitled to receive under the merger agreement.

Procedures for exchanging stock certificates

Promptly after the effective time, Interwoven will cause the exchange agent to mail to the holders of record of iManage stock certificates (1) a letter of transmittal and (2) instructions on how to surrender iManage stock certificates in exchange for cash (without interest) and Interwoven common stock certificates representing the merger consideration, cash for fractional shares and cash for any dividends or other distributions that they may be entitled to receive under the merger agreement. Do not mail your iManage stock certificates at this time.

Upon surrendering their iManage stock certificates, the letter of transmittal and any other documents required by the exchange agent, the holders of iManage stock certificates will be entitled to receive cash (without interest), a certificate representing that number of whole shares of Interwoven common stock which that holder has the right to receive, cash for fractional shares of Interwoven common and stock and cash dividends or other distributions to which the holder is entitled. Until surrendered to the exchange agent, outstanding iManage stock certificates will be deemed from and after the effective time to evidence (i) only the ownership of the number of full shares of Interwoven common stock into which their shares of iManage common stock were converted at the effective time, (ii) the right to receive $1.20 per share, without interest, and (iii) the right to receive an amount in cash for any fractional shares and any dividends or distributions payable under the merger agreement.

Distributions with respect to unexchanged shares

iManage stockholders are not entitled to receive any dividends or other distributions on Interwoven common stock until the merger is completed and they have surrendered their iManage stock certificates in exchange for Interwoven stock certificates. Once an iManage stockholder surrenders a iManage stock certificate to the exchange agent, he, she or it will be entitled to receive:

•	certificate representing shares of Interwoven common stock;

•	cash, without interest, as payment for the $1.20 per share cash merger consideration;

•	cash as payment for fractional shares; and

•	cash, without interest, as payment for any dividends or other distributions declared or made by Interwoven after the effective time of the merger. Interwoven does not anticipate paying any dividends with respect to its stock.

No fractional shares

iManage stockholders will be entitled to receive payment in cash, without interest, in lieu of any fractional shares of Interwoven common stock that would have been otherwise issuable to them in the merger. The amount of cash to be received by such iManage stockholder will be equal to the fraction of such share that stockholder would have received multiplied by the average closing sale price of one share of Interwoven common stock over the 10 consecutive trading days ending the trading day immediately before the effective time of the merger.

Representations and warranties

Interwoven, iManage and Mahogany Acquisition Corporation each made representations and warranties in the merger agreement to each other regarding aspects of our respective businesses, financial condition, structure and other facts pertinent to the merger. These representations and warranties are further described below.

iManage’s representations and warranties

iManage’s representations and warranties include representations as to:

•	its corporate organization, good standing and qualification to do business;

•	its and its subsidiaries’ certificates of incorporation, bylaws and minute books;

•	its subsidiaries and ownership interests in other entities;

•	its capitalization;

•	its equity or partnership interests, or obligations to issue or encumber its securities or ownership interests;

•	its authority to enter into the merger agreement;

•	the effect of the merger, or entering into the merger agreement, on its outstanding obligations;

•	required consents, waivers and approvals;

•	regulatory approvals required to complete the merger;

•	iManage’s filings and reports with the SEC;

•	its financial statements and liabilities;

•	its disclosure controls and procedures;

•	changes in its business since March 31, 2003;

•	its taxes;

•	title to and operation of the properties it owns and leases;

•	its intellectual property, intellectual property that it uses and non-infringement of the intellectual property rights of third parties;

•	its collection and use of personally identifiable data;

•	its compliance with applicable laws;

•	permits required to conduct its business and compliance with those permits;

•	litigation with respect to iManage;

•	its employee benefit plans;

•	its hazardous material activities and environmental liabilities;

•	its agreements, contracts and commitments;

•	its ten largest customers in 2003;

•	brokers’ and finders’ fees in connection with the merger;

•	its insurance;

•	information supplied by it in this joint proxy statement/prospectus and the related registration statement filed by Interwoven;

•	approval by its board of directors;

•	the receipt by iManage’s board of directors of a fairness opinion from its financial advisor; and

•	identification of its affiliates and transactions with related parties.

Representations and warranties of Interwoven and Mahogany Acquisition Corporation

Interwoven’s and, as the case may be, Mahogany Acquisition Corporation’s, representations and warranties include representations as to:

•	its and the merger subsidiary’s corporate organization and its authority;

•	and qualification to do business;

•	its and the merger subsidiary’s certificate of incorporation and bylaws;

•	its and the merger subsidiary’s capitalization;

•	its equity or partnership interests, or obligations to issue or encumber its securities or ownership interests;

•	authorization, execution and delivery of the merger agreement by it and the merger subsidiary;

•	the effect of the merger, or entering into the merger agreement, on its outstanding obligations;

•	regulatory or other approvals required to complete the merger;

•	Interwoven’s filings and reports with the SEC;

•	its financial statements;

•	its disclosure controls and procedures;

•	changes in its business since March 31, 2003;

•	taxes;

•	intellectual property, intellectual property it uses and non-infringement of the intellectual property rights of third parties;

•	its collection and use of personally identifiable data;

•	compliance with applicable laws;

•	litigation with respect to Interwoven;

•	its employee benefit plans;

•	information supplied by it in this joint proxy statement/prospectus, or the related registration statement filed by Interwoven;

•	its material contracts;

•	brokers’ and finders’ fees in connection with the merger;

•	approval by its board of directors;

•	the receipt by Interwoven’s board of directors of a fairness opinion from its financial advisor; and

•	the status of iManage or its affiliates under specified securities laws that restrict transferability of shares of Interwoven common stock issued in the merger, and the nature of their dealings with iManage.

The representations and warranties in the merger agreement are complicated and are not easily summarized. Interwoven and iManage urge you to read carefully the articles in the merger agreement entitled “Representations and Warranties of Company,” and “Representations and Warranties of Parent and Merger Sub.”

Conduct of each company’s business before the closing of the merger

iManage

iManage has agreed that until the closing (or the merger agreement terminates), or unless Interwoven consents in writing, iManage and each of its subsidiaries will conduct its business in the usual, regular and ordinary course, in substantially the same manner in which it was conducted prior to August 6, 2003, and pay its debts and taxes when due, and pay or perform its other material obligations. iManage has also agreed to use all reasonable efforts consistent with past practices and policies to:

•	keep intact its present business organization;

•	keep available the services of its present officers and employees; and

•	maintain its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

In addition, until the closing (or the merger agreement terminates), or unless Interwoven consents in writing, iManage has agreed to conduct its business in compliance with specific restrictions relating to the following:

•	waiving any stock repurchase rights, accelerating, amending or changing the period of exercisability for options granted or restricted stock purchased under its stock plans, repricing of, or paying cash in exchange for, stock options granted under its stock plans, or granting any stock appreciation right or similar arrangement to any person;

•	granting any severance or termination pay except under written agreements or policies then in effect on the date of the merger agreement, adopting any new severance plans or entering into any employment-related agreement with any person or entering into any collective bargaining agreements;

•	transferring, licensing or modifying in any material respect intellectual property other than non-exclusive licenses entered into in the ordinary course of iManage’s business;

•	declaring or paying dividends or making other distributions, or effecting any stock splits or combinations, with respect to its capital stock;

•	acquiring or redeeming shares of its capital stock except repurchases of unvested shares in connection with employee terminations;

•	issuing, authorizing or encumbering, or obligating itself to issue, authorize or encumber, iManage securities other than issuances of iManage common stock upon exercise of outstanding options on the date of the merger agreement, or issuances under iManage’s employee stock purchase plan;

•	amending its charter or bylaws or the charter or bylaws of any of its subsidiaries;

•	acquiring or agreeing to merge or consolidate with or acquire the assets of, or making equity investments in, other entities, or otherwise acquiring or agreeing to acquire any assets that are individually or collectively material to the business of iManage, or enter into any strategic relationship;

•	selling, leasing, licensing, encumbering or otherwise disposing of property or assets that are material to the business of iManage other than non-exclusive software licenses for less than $25,000 in the ordinary course of iManage’s business;

•	incurring or guaranteeing indebtedness, issuing or selling any debt securities, or entering into any agreement to maintain financial condition, except in each case in the financing of trade payables in the ordinary course of business, intra-company loans, investments or guarantees, or under existing credit facilities;

•	adopting or amending any employee benefit plan that would confer additional material benefits;

•	increasing compensation or benefits to or paying any bonuses to any employee, director or consultant of iManage other than in the ordinary course of business, or entering into any employment arrangement under which the benefits are contingent, or the terms are materially altered in favor of the employee, upon the closing of the merger or similar events;

•	materially changing any management policy or procedures;

•	making any material capital expenditures other than in the ordinary course of business in excess of $100,000 individually or $300,000 in the aggregate;

•	materially modifying, amending or terminating contracts or waiving, releasing or assigning any material contractual rights or claims;

•	acquiring or licensing intellectual property rights of third parties other than in the ordinary course;

•	revaluing assets or changing accounting practices, except as required by accounting principles generally accepted in the United States of America;

•	engaging in any action with the intention to adversely impact the merger or the transactions contemplated merger agreement;

•	lending funds, advancing credit, or making capital contributions to another person other than in the ordinary course;

•	electing or changing an election, agreeing to a settlement or compromise, or changing any accounting method with respect to material taxes;

•	paying, discharging, settling or satisfying any claims, liabilities or obligations, or litigation, except for claims, liabilities or litigation reserved against or reflected in iManage’s financial statements under the terms thereof, or paid, discharged, settled or satisfied in the ordinary course of business and not in excess of $50,000 individually or $150,000 in the aggregate;

•	waiving, modifying, terminating or otherwise failing to enforce any agreement covering iManage’s confidential information;

•	granting any exclusive rights with respect to the intellectual property of iManage;

•	entering into or renewing any agreement that would materially restrict the business of iManage, Interwoven or the company surviving the merger;

•	take any action that would reasonably be expected to cause the merger to fail to qualify as a “reorganization” under specific tax laws;

•	hiring new employees other than to replace, at substantially similar compensation levels, employees whose employment ends following the date of the merger agreement; and

•	entering into any commitment under which total payments would exceed $200,000 in the aggregate.

Interwoven

Interwoven has also agreed that until the closing of the merger (or termination of the merger agreement), or unless iManage consents in writing, Interwoven and each of its subsidiaries will conduct its business in compliance with specific restrictions relating to the following:

•	declaring or paying dividends or making other distributions, or effecting any stock splits or combinations, with respect to its capital stock;

•	purchasing or redeeming shares of its capital stock except repurchases of unvested shares in connection with employee terminations;

•	issuing, authorizing or encumbering, or obligating itself to issue, authorize or encumber, Interwoven securities other than issuances of Interwoven common stock upon exercise of outstanding options on the date of the merger agreement, or issuances under Interwoven’s and iManage’s employee stock purchase plans;

•	acquiring or agreeing to merge or consolidate with or acquire the assets of, or making equity investments in, other entities, or otherwise acquiring or agreeing to acquire any assets that are individually or collectively material to the business of Interwoven and its subsidiaries;

•	amending its charter or bylaws; and

•	changing accounting practices.

The agreements related to the conduct of the companies’ business in the merger agreement are complicated and not easily summarized. We urge you to read the articles in the merger agreement entitled “Conduct Prior to the Effective Time” carefully.

No other negotiations

Until the merger is completed or the merger agreement is terminated, iManage and Interwoven have each agreed not to take any of the following actions directly or indirectly:

•	solicit, initiate, seek, entertain, encourage, intentionally facilitate, support or induce the making, submission or announcement of any Acquisition Proposal, as defined below;

•	participate in any discussions or negotiations regarding, or deliver or make available to any person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal;

•	engage in discussions with any person with respect to any Acquisition Proposal, except with respect to the existence of these provisions;

•	approve, endorse or recommend any Acquisition Proposal; or

•	enter into any letter of intent or any other agreement or any nature contemplating or otherwise relating to any Acquisition Proposal.

However, if iManage or Interwoven receives an unsolicited, written, bona fide Acquisition Proposal prior to its stockholder approval that its board of directors concludes in good faith (after receiving advice from its outside legal counsel and from a financial advisor of national standing) that doing the following is reasonably likely to result in a Superior Offer, as defined below, iManage or Interwoven, as the case may be, may deliver or make available non-public information regarding it to, and may enter into discussions with, the person or group who has made (and not withdrawn) that Acquisition Proposal, if:

•	in the case of iManage,

—	none of iManage, its subsidiaries or its representatives or the representatives of its subsidiaries shall have violated the provisions relating to other negotiations;

—	its board of directors concludes in good faith, after receipt of advice from of its outside legal counsel, that the failure of the board to take this action would reasonably be likely to result in a breach of its fiduciary obligations to iManage stockholders under applicable law;

—	within 24 hours of receipt of the Acquisition Proposal, it notifies Interwoven in writing of the identity of the person or group making the Acquisition Proposal, all of the material terms and conditions thereof and its intent to deliver or make available non-public information to, or enter into discussions with, with this person or group;

—	the non-public information delivered or made available to this person or group is subject to an agreement requiring the confidential treatment of that information that is at least as restrictive to this person or group as the confidentiality agreement between Interwoven and iManage; and

—	it delivers the non-public information to Interwoven, if not previously provided, at the same time that it delivers or makes available that information to the person or group that has submitted the Acquisition Proposal; or

•	in the case of Interwoven,

—	neither it nor its representatives shall have violated the provisions relating to other negotiations;

—	its board of directors concludes in good faith, after receipt of advice from of its outside legal counsel, that the failure of the board to take this action would reasonably be likely to result in a breach of its fiduciary obligations to Interwoven stockholders under applicable law; and

—	within 24 hours of receipt of the Acquisition Proposal, it notifies iManage in writing of the identity of the person or group making the Acquisition Proposal, all the material terms and conditions thereof and its intent to deliver or make available non-public information to, or enter into discussions with, with this person or group.

iManage and Interwoven have agreed to inform each other orally and in writing as promptly as practicable and in any event within 24 hours of any request for non-public information that iManage (if the request is directed to iManage) or Interwoven (if the request is directed to Interwoven) reasonably believes may lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or that such company reasonably believes may lead to any Acquisition Proposal, the material terms and conditions of that request, Acquisition Proposal or inquiry, and the identity of the person or group making any that request, Acquisition Proposal or inquiry. In addition, iManage and Interwoven will keep Interwoven or iManage, as the case be, informed as promptly as practicable in all material respects of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such request, Acquisition Proposal or inquiry. iManage has also agreed to provide as promptly as practicable a copy of all written and other materials and information provided to it in connection with any such request, Acquisition Proposal or inquiry.

An Acquisition Proposal is any offer or proposal by a third party relating to or involving:

•	the acquisition or purchase by any person or group of more than a 10% interest in the total outstanding voting securities of iManage or Interwoven, as the case may be, or any of its subsidiaries;

•	any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 10% or more of the total outstanding voting securities of iManage or Interwoven, as the case may be, or any of its subsidiaries;

•	any merger, consolidation, business combination or similar transaction involving iManage or Interwoven, as the case may be, under which its stockholders immediately prior to the acquisition hold less than 90% of the equity interest in the surviving or resulting entity;

•	any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of any material portion of the assets of iManage or Interwoven, as the case may be; or

•	any liquidation or dissolution of iManage or Interwoven, as the case may be.

A Superior Offer with respect to iManage or Interwoven is an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination:

•	all or substantially all of the assets of iManage or Interwoven, as the case may be; or

•	a majority of the total outstanding voting securities of iManage or Interwoven, as the case may be,

and, as a result of which the stockholders of iManage or Interwoven, as the case may be, immediately preceding the transaction would hold less than 50% of the equity interests in the surviving or resulting entity of the transaction or any parent or subsidiary, on terms that its board in good faith concludes (after receiving advice from its outside legal counsel and from its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer, to be more favorable, from a financial point of view, to its stockholders than the terms of the merger and is reasonably capable of being consummated.

The iManage board of directors may withhold, withdraw, amend or modify its recommendation in favor of the merger proposal if, prior to its stockholders meeting:

•	iManage receives a Superior Offer that is not withdrawn;

•	iManage provides written notice to Interwoven no later than 24 hours after receiving the Superior Offer, advising that iManage has received a Superior Offer and that it intends (or may intend) to change its recommendation and the manner and timing in which it intends (or may intend) to do so, specifying all the material terms and conditions of, and identifying the third party making, the Superior Offer;

•	iManage provides to Interwoven a copy of all written and other materials and information delivered or made available to that person or group, together with a complete list identifying all such materials and information;

•	Interwoven does not, within three business days after receiving the written notice, make an offer that iManage’s board of directors determines by majority vote in its good faith judgment (after consulting with a financial advisor of national standing) to be at least as favorable to stockholders of iManage as the Superior Offer;

•	the iManage board of director concludes in good faith, after receiving advice from its outside counsel, that, in light of the Superior Offer, if it failed to withhold, withdraw, amend or modify its recommendation, then this failure would reasonably be likely to result in a breach of its fiduciary obligations to the iManage stockholders under applicable law; and

•	iManage has not violated the restrictions in the merger agreement regarding other negotiations or changing its board recommendation in favor of the merger proposal.

The Interwoven board of directors may withhold, withdraw, amend or modify its recommendation in favor of the issuance proposal if, prior to its stockholders meeting:

•	Interwoven receives a Superior Offer that is not withdrawn;

•	the Interwoven board of directors concludes in good faith, after receiving advice from its outside counsel, that, in light of the Superior Offer, if it failed to withhold, withdraw, amend or modify its recommendation, then this failure would reasonably be likely to result in a breach of its fiduciary obligations to the Interwoven stockholders under applicable law; and

•	Interwoven has not violated the restrictions in the merger agreement regarding other negotiations or changing its board of directors recommendation in favor of the issuance proposal.

Even if its board of directors’ recommendation is withheld, withdrawn, amended or modified, iManage and Interwoven must nevertheless hold and convene their respective stockholders meetings. iManage also has agreed to provide Interwoven with prior notice of any meeting of its board at which its board of directors’ is reasonably expected to consider any Acquisition Proposal to determine whether the Acquisition Proposal constitutes a Superior Offer.

Director and officer indemnification

From and after the effective time of the merger, Interwoven will cause the surviving corporation to fulfill and honor, subject to applicable law, iManage’s obligations under any indemnification agreements with its directors and officers that exist at the effective time of the merger and any indemnification provisions under iManage’s certificate of incorporation and bylaws that were in effect on the date of the merger agreement.

The certificate of incorporation and bylaws of the surviving corporation following the merger will contain provisions relating to exculpation and indemnification that are at least as favorable to the indemnified directors and officers as those contained in iManage’s organizational documents that were in effect on the date of the merger agreement. Subject to applicable law, these indemnification provisions will not be amended, repealed or otherwise modified for six years after the effective time of the merger if doing so would adversely affect the rights of individuals who were directors, officers, employees or agents of iManage immediately prior to the effective time of the merger.

For six years after the effective time of the merger, Interwoven will cause the surviving corporation to maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by iManage’s directors’ and officers’ liability insurance policy, on substantially similar terms to iManage’s policy. However, neither Interwoven nor the surviving corporation will be required to expend more than 150% of the annual premium currently paid by iManage for such coverage.

Employee benefit plans

iManage employees whose employment continues with the surviving corporation following the merger shall be entitled to participate in the employee benefit plans administered by Interwoven, and to credit under those plans for service provided to iManage as if those services were provided to Interwoven. If requested by Interwoven, prior to the closing, iManage will terminate any 401(k) plans and all group severance, separation, retention and salary continuation plans, programs, agreements or arrangements that it can unilaterally terminate under their terms.

Board of directors of Interwoven following the merger

The Interwoven board of directors agreed to take all actions reasonably necessary, including increasing the size of the board, such that, immediately following completion of the merger, the Interwoven board of directors will include Mahmood M. Panjwani and one designee selected by the iManage board, provided that this person is an independent director of the iManage board of directors and is acceptable to the Interwoven board of directors.

Takeover statutes

Interwoven and iManage have each agreed not to take any action that would cause the transactions contemplated by the merger agreement to be subject the restrictions under Section 203 of DGCL to the extent applicable to a “business combination” and every other applicable state anti-takeover, control share acquisition, fair price, moratorium or other similar statute or regulation. In the event that any of these restrictions apply to the transactions contemplated by the merger agreement, Interwoven and iManage and their respective boards of directors have each also agreed to grant any approvals and take any lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement, and to otherwise act to eliminate or minimize the effects of those restrictions that are applicable to the merger and the transactions contemplated by the merger agreement.

Credit facilities

iManage has agreed, no later than the closing of the merger, to pay in full or otherwise settle all of its and its subsidiaries’ third party indebtedness (excluding trade payables, lease obligations and similar obligations) and guarantees, terminate all agreements relating to this indebtedness (including security agreements), and cause to be released all security interests, liens or other encumbrances securing such indebtedness and shall make all appropriate UCC termination statements filings in connection with these releases.

Conditions to closing the merger

Interwoven’s and iManage’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions before the closing:

•	the merger agreement and the merger must be approved by stockholders of iManage;

•	the issuance of the shares of Interwoven common stock to be issued in the merger must be approved by Interwoven’s stockholders;

•	Interwoven’s registration statement, of which this joint proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect and no proceedings for suspending its effectiveness shall have been issued and no proceeding for that purpose, and no similar proceeding related to the joint proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC;

•	no governmental entity shall have enacted or issued any law, regulation or order that has the effect of making the merger illegal or otherwise prohibiting the consummation of the merger;

•	all material required governmental consents and approvals shall have been obtained;

•	all waiting periods under the Hart-Scott-Rodino Act must have expired or been terminated;

•	the shares of Interwoven common stock to be issued in the merger must be approved for listing on The NASDAQ National Market, subject to notice of issuance; and

•	there shall not be pending or overtly threatened any action or proceeding by a governmental entity seeking to:

—	restrain or prohibit the merger; or

—	require Interwoven or any of its subsidiaries to make certain divestitures.

iManage’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

•	The representations and warranties of Interwoven and Mahogany Acquisition Corporation contained in the merger agreement, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect or any similar standard or qualification, must be true and correct as of August 6, 2003 and as of the date of closing with the same force and effect as if made on that date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a material adverse effect on Interwoven; provided, that the representations and warranties of Interwoven and Mahogany Acquisition Corporation in specified sections of the merger agreement related to their authority to enter into the merger agreement, capitalization and investments must be true and correct in all material respects;

•	Interwoven and Mahogany Acquisition Corporation must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the closing;

•	no material adverse effect with respect to Interwoven shall have occurred since August 6, 2003 and be continuing;

•	Mahmood M. Panjwani and another individual who is currently an independent member of iManage’s board shall have been appointed members of the Interwoven board of directors; and

•	iManage must have received from tax counsel an opinion substantially to the effect that the merger will constitute a reorganization within the meaning of section 368(a) of the Code.

Interwoven and Mahogany Acquisition Corporation’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

•

The representations and warranties of iManage contained in the merger agreement, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect or any similar standard or qualification, must be true and correct as of August 6, 2003 and as of the date of closing with the same force and effect as if made on that date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a material adverse effect on iManage; provided, that the representations and warranties of iManage in specified sections of the merger agreement related to its authority to enter into the merger agreement, capitalization and investments must be true and correct in all material respects;

•	iManage must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by iManage on or before the closing of the merger;

•	no material adverse effect with respect to iManage shall have occurred since August 6, 2003 and be continuing; and

•	Interwoven must have received from tax counsel an opinion substantially to the effect that the merger will constitute a reorganization within the meaning of section 368(a) of the Code.

A material adverse effect is defined to be any change, event, violation, inaccuracy, circumstance or effect that, individually or when taken together with all other changes, events, violations, inaccuracies, circumstances or effects, is, or is reasonably likely to be, materially adverse to the business, tangible and intangible assets, capitalization, financial condition, operations or results of operations of the applicable party taken as a whole with its subsidiaries, or materially impede the ability of the applicable party to consummate the merger within the time frame the merger would otherwise be consummated in absence thereof. Except in the case of a material impediment to the consummation of the merger, a material adverse effect determination does not take into account:

•	changes in general economic or capital market conditions;

•	changes affecting the industry generally in which the company operates, so long as the change does not affect the applicable party in a disproportionate manner;

•	stockholder litigation arising from allegations of breach of fiduciary duty or misrepresentation in public disclosure relating to the merger or the merger agreement;

•	changes in the market price of Interwoven or iManage capital stock;

•	any change, event, violation, inaccuracy, circumstance or effect resulting from compliance with express terms and conditions of the merger agreement;

•	any change, event, violation, inaccuracy, circumstance or effect resulting from the announcement or the pendency of the merger; or

•	any failure by the applicable party to meet published revenue or earnings projections in the absence of a material deterioration in the company’s business or financial condition that would have constituted a material adverse effect.

Termination of the merger agreement

The merger agreement may be terminated at any time prior to closing the merger, whether before or after the requisite stockholder approval:

•	by mutual consent duly authorized by the boards of directors of Interwoven and iManage;

•	by Interwoven or iManage, if the merger is not completed by January 31, 2004, except that the right to terminate the merger agreement under this provision is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or by January 31, 2004, and this action or failure to act constitutes a material breach of the merger agreement;

•	by Interwoven or iManage, if a governmental authority has issued a final nonappealable order, decree or ruling or taken any other action, in any case having the effect of permanently enjoining, restraining or prohibiting the merger;

•	by Interwoven or iManage, if the merger is not approved by the stockholders of iManage, except that the right to terminate the merger agreement under this provision is not available to iManage where the failure to obtain stockholder approval was caused by an action or failure to act by iManage that constitutes a breach of the merger agreement;

•	by Interwoven or iManage, if the approval of the issuance of shares of Interwoven common stock in the merger shall not have been approved by Interwoven’s stockholders, except that the right to terminate the merger agreement under this provision is not available to Interwoven if the failure to obtain stockholder approval was caused by an action or failure to act by Interwoven that constitutes a breach of the merger agreement;

•	by Interwoven at any time prior to the adoption and approval of the merger agreement and the merger by the required vote of stockholders of iManage, if a Triggering Event with respect to iManage, as described below, occurs;

•	by iManage at any time prior to the approval of the issuance of shares of Interwoven common stock in the merger by the required vote of stockholders of Interwoven, if a Triggering Event with respect to Interwoven, as described below, occurs;

•	by iManage upon a breach of any representation, warranty, covenant or agreement on the part of Interwoven, or if any of Interwoven’s representations or warranties are or become untrue, so that the corresponding condition to closing the merger would not be met, or if a material adverse effect with respect to Interwoven shall have occurred; however, if the breach or inaccuracy or material adverse effect on Interwoven is curable and Interwoven continues to exercise all reasonable efforts to cure the breach or inaccuracy or material adverse effect, then iManage may not terminate the merger agreement if, in the case of a breach or inaccuracy, it is cured within 30 days after delivery of the notice of breach or inaccuracy or, in the case of a material adverse effect on Interwoven, it is cured within 45 days after delivery of the notice of material adverse effect, or if iManage has materially breached the merger agreement; or

•	by Interwoven upon a breach of any representation, warranty, covenant or agreement on the part of iManage under the merger agreement, if any of iManage’s representations or warranties are or become untrue, so that the corresponding condition to closing the merger would not be met, or if a material adverse effect shall have occurred; however, if the breach or inaccuracy or material adverse effect on iManage is curable and iManage continues to exercise all reasonable efforts to cure the breach or inaccuracy or material adverse effect, then Interwoven may not terminate the merger agreement if, in the case of a breach or inaccuracy, it is cured within 30 days after delivery of the notice of breach or inaccuracy or, in the case of a material adverse effect on the company, it is cured within 45 days after delivery of the notice of material adverse effect, or if Interwoven has materially breached the merger agreement.

A Triggering Event will occur with respect to iManage if:

•	iManage’s board of directors or any committee withholds, withdraws, amends or modifies in a manner adverse to Interwoven its recommendation in favor of the adoption and approval of the merger agreement and the approval of the merger;

•	iManage fails to include in this joint proxy statement/prospectus the recommendation of its board of directors in favor of the adoption and approval of the merger agreement and the approval of the merger;

•	iManage’s board of directors fails to reaffirm its recommendation in favor of adoption and approval of the merger agreement and the approval of the merger within 10 business days after Interwoven requests in writing that this recommendation be reaffirmed;

•	iManage’s board of directors approves or publicly recommends any Acquisition Proposal;

•	iManage enters into a letter of intent or other contract accepting an Acquisition Proposal;

•	iManage shall have knowingly and materially breached the non-solicitation provisions of the merger agreement or the provisions of the merger agreement relating to holding the iManage’s stockholders meeting and recommending approval of the merger; or

•	if a tender or exchange offer relating to the securities of iManage is commenced by a person unaffiliated with Interwoven, and iManage does not send to its stockholders within 10 business days after the tender or exchange offer is first commenced a statement disclosing that iManage recommends rejection of the tender or exchange offer.

A Triggering Event will occur with respect to Interwoven if:

•	Interwoven’s board of directors or any committee withholds, withdraws, amends or modifies in a manner adverse to iManage its recommendation in favor of the approval of the issuance of shares of Interwoven common stock in the merger;

•	Interwoven fails to include in this joint proxy statement/prospectus the recommendation of its board of directors in favor of the approval of the issuance of shares of Interwoven common stock in the merger; or

•	Interwoven’s board of directors fails to reaffirm its recommendation in favor of the approval of the issuance of shares of Interwoven common stock in the merger within 10 business days after iManage requests in writing that this recommendation be reaffirmed.

Termination fees

iManage has agreed to pay Interwoven a termination fee, or “break-up fee,” equal to $6.0 million in immediately available funds if Interwoven terminates the merger agreement at any time prior to approval of the merger by iManage’s stockholders because a Triggering Event has occurred with respect to iManage. In addition, iManage is obligated to pay a termination fee equal to $6.0 million if:

•	prior to termination of the merger agreement an Acquisition Proposal with respect to iManage is publicly announced;

•	the merger agreement is terminated because the required approval of the merger by iManage’s stockholders was not obtained; and

•	within 12 months of termination of the merger agreement, iManage completes an Acquisition or enters into an agreement providing for an Acquisition and that Acquisition is later consummated, regardless of when the consummation occurs, if iManage had entered into this agreement during this 12-month period.

Interwoven has agreed to pay iManage a termination fee, or “break-up fee,” equal to $6.0 million in immediately available funds if iManage terminates the merger agreement at any time prior to approval of the merger by Interwoven’s stockholders because a Triggering Event has occurred with respect to Interwoven. In addition, Interwoven is obligated to pay a termination fee equal to $6.0 million if:

•	prior to termination of the merger agreement an Acquisition Proposal with respect to Interwoven is publicly announced;

•	the merger agreement is terminated because the required approval of the merger by Interwoven’s stockholders was not obtained; and

•	within 12 months of termination of the merger agreement, Interwoven completes an Acquisition or enters into an agreement providing for an Acquisition and that Acquisition is later consummated, regardless of when the consummation occurs, if Interwoven had entered into this agreement during this 12-month period.

An Acquisition is any of the following:

•	a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving iManage or Interwoven, as the case may be, in which its stockholders immediately preceding the transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of the transaction;

•	a sale or other disposition by iManage or Interwoven, as the case may be, of assets representing in excess of 50% of the aggregate fair market value of its business immediately prior to the sale; or

•	the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by iManage, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of iManage or Interwoven.

Amendment, extension and waiver of the merger agreement

The merger agreement may be amended by mutual written consent of Interwoven, iManage and Mahogany Acquisition Corporation, subject to all applicable laws. Any amendment proposed after obtaining the required approvals of Interwoven stockholders and iManage may not be made without further approval of these stockholders, if required by applicable laws or the rules of any relevant stock exchange or The NASDAQ National Market. At any time prior to completion of the merger, any party to the merger agreement may extend the other’s time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other’s representations or warranties made to such party and waive compliance by the other with any of the agreements or conditions benefiting such party contained in the merger agreement.

OTHER AGREEMENTS

Software reseller license agreement

In January 2003, Interwoven and iManage entered into a software reseller license agreement, amended in April 2003, under which the companies agreed to work together to develop a software module that integrates the functionality of certain Interwoven software programs with the functionality of certain iManage software programs, and to appoint Interwoven as a reseller of certain iManage software.

Under the agreement, iManage granted to Interwoven non-exclusive and non-transferable, subject to limitations set forth in the agreement, worldwide licenses to:

•	use and reproduce iManage products defined in the agreement for the purpose of working with iManage to develop software integration modules and to demonstrate the iManage products to prospective customers;

•	distribute iManage products defined in the agreement pursuant to written license agreements with customers;

•	distribute evaluation copies of iManage products defined in the agreement to potential customers; and

•	sublicense these rights to resellers entering into reseller agreements with Interwoven.

Interwoven granted to iManage a non-exclusive, non-transferable worldwide license to internally use and reproduce Interwoven products defined in the agreement for the sole purpose of working with Interwoven to develop software integration modules and to provide support. Interwoven and iManage each retain ownership of their own products. In addition, each company has a fifty percent undivided joint-ownership interest in all right, title and interest (other than rights to trademarks) relating to any software integration module that is jointly developed. Interwoven and iManage may each distribute any such module pursuant to written end-user license agreements under their own trademarks.

Each company agreed to defend, indemnify and hold the other harmless from and against any and all damages, judgments and reasonable costs and attorneys’ fees paid or incurred by such company in the defense of any dispute or controversy arising from or related to any infringement by the indemnifying company’s product of any patent, any infringement of copyright, or misappropriation of trade secret of a third party.

Voting agreements

iManage voting agreements

Each of Mahmood M. Panjwani, Rafiq R. Mohammandi, Zia U. Bhatti, Neil V. Araujo and Moez R. Virani, who collectively have the right to vote as of the iManage record date a total of 5,508,020 shares of iManage common stock (or approximately 22.2% of the outstanding shares of iManage common stock), has entered into a voting agreement with Interwoven and Mahogany Acquisition Corporation agreeing to vote all of his shares of iManage common stock, including shares of iManage common stock acquired after the date of the voting agreements, as follows:

•	in favor of the approval of the merger and the adoption and approval of the merger agreement, and in favor of each of the other actions contemplated by the merger agreement and the proxy attached to the voting agreement and any action required to further the merger or these actions;

•	in favor of any matter that could be reasonably expected to facilitate the merger;

•	against approval of any proposal opposing or competing with the merger and the transactions contemplated under the merger agreement, including any proposal for the acquisition or purchase of iManage’s assets or capital stock by a third party;

•	against any matter that could reasonably be expected to facilitate any acquisition or purchase of iManage’s assets or capital stock by a third party; and

•	against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any other transactions contemplated by the merger agreement.

Each of these stockholders has also granted to Interwoven an irrevocable proxy to vote the shares of iManage common stock subject to the voting agreements in accordance with its terms and has agreed not to exercise any rights of appraisal or any dissenters’ rights they may have or could potentially have or acquire in connection with the merger. The voting agreement and irrevocable proxy terminates upon the earlier of the termination of the merger agreement, the written agreement to cancel the voting agreement among the parties to thereto, or the effective time of the merger.

The voting agreement prohibits the signing stockholders from selling or disposing of any shares or options of iManage common stock beneficially owned by the signing stockholders, except to immediate family members or to entities for tax or estate planning purposes and only if the family member or entity agrees to be bound by the terms and conditions of the voting agreement, except for transfers made under any pre-planned sales programs existing as of the date of the merger agreement.

The voting agreements provide that the voting agreements will not, and it was the intent of the parties that the voting agreements would not, preclude the board of directors of iManage or any member of the iManage board of directors from exercising their fiduciary duties as required by applicable law.

Interwoven voting agreements

Each of Martin W. Brauns, David M. Allen, Ronald E. F. Codd, Kathryn C. Gould, Frank J. Fanzilli Jr., Anthony Zingale and Douglas C. Jones, who collectively have the right to vote as of the Interwoven record date a total of 4,525,999 shares of Interwoven common stock (or approximately 4.3% of the outstanding shares of Interwoven common stock), has entered into a voting agreement with iManage agreeing to vote all of his or her shares of Interwoven common stock, including shares of Interwoven common stock acquired after the date of the voting agreements, as follows:

•	in favor of the issuance of Interwoven common stock in connection with the merger and each other action contemplated by the merger and any other action in furtherance thereof,

•	in favor of any matter that could be reasonably expected to facilitate the issuance;

•	against any proposal opposing or competing with the issuance; and

•	against any other action that would delay or adversely affect the issuance.

Each of these stockholders has also granted to iManage an irrevocable proxy to vote the shares of Interwoven common stock subject to the voting agreements in accordance with its terms. The voting agreement and irrevocable proxy terminates upon the earlier of the termination of the merger agreement, the written agreement to cancel the voting agreement among the parties to thereto, or the effective time of the merger.

The voting agreement prohibits the signing stockholders from selling or disposing of any shares or options of Interwoven common stock owned directly or indirectly by the signing stockholders, except to immediate family members and only if the family member agrees in writing to be bound by the terms and conditions of the voting agreement.

The voting agreements provide that the voting agreements will not, and it is the intent of the parties that the voting agreements will not, preclude the board of directors of Interwoven or any member thereof from exercising their fiduciary duties as required by applicable law.

Noncompetition Agreements

Agreement with Mahmood M. Panjwani

Mahmood M. Panjwani has entered into a noncompetition agreement in which he has agreed that, from and after the effective time of the merger and ending on the first anniversary of the effective time of the merger, and subject to exceptions for certain passive investments and services to Interwoven and its affiliates, he will not:

•	directly or indirectly, alone with others, engage in a Restricted Business, as defined in the section below, in any territory where Interwoven or any affiliate of Interwoven is engaged in business;

•	be or become an officer, director, stockholder, owner, investor, salesperson, affiliate, co-owner, partner, member, trustee, promoter, founder, technician, engineer, analyst, employee, agent, representative, distributor, re-seller, sublicensor, supplier, investor or lender, compensated consultant or contractor, advisor or manager of or to, or otherwise acquire or hold an interest in a Restricted Business in any territory where Interwoven or any affiliate of Interwoven is engaged in business;

•	permit his name to be used in connection with any Restricted Business in any territory where Interwoven or any affiliate of Interwoven is engaged in business;

•	without the prior written consent of Interwoven, directly or indirectly solicit, induce or attempt to induce, any employee or consultant of Interwoven or any affiliate of Interwoven to terminate his or her employment with Interwoven or such affiliate of Interwoven; and

•	directly or indirectly solicit business from, or otherwise sell, license or provide the same or similar products or services as are currently provided by Interwoven or such affiliate to, customers or suppliers of Interwoven or its affiliates, if the identity of these suppliers or customers is a trade secret or otherwise deemed confidential.

Agreements with iManage’s officers other than Mahmood M. Panjwani

Each of Neil V. Araujo, Zia U. Bhatti, Rafiq R. Mohammadi and Mohit K. Mutrejas has entered into a noncompetition agreement in which he has agreed that, from and after the effective time of the merger, and subject to exceptions for certain passive investments and services to Interwoven and its affiliates, he will not:

•	directly or indirectly, or alone with others, engage in, or otherwise provide services relating to, a Restricted Business in any territory where Interwoven or any affiliate of Interwoven is engaged in business;

•	become affiliated in any way with, or acquire or hold any interest in, a Restricted Business in any territory where Interwoven or any affiliate of Interwoven is engaged in business;

•	permit his name to be used in connection with any Restricted Business in any territory where Interwoven or any affiliate of Interwoven is engaged in business;

•	without the prior written consent of Interwoven, directly or indirectly solicit, induce or attempt to induce, any employee or consultant of Interwoven or any affiliate of Interwoven to terminate his employment with Interwoven or such affiliate of Interwoven; and

•	directly or indirectly solicit business from, or otherwise sell, license or provide the same or similar products or services as are currently provided by Interwoven or such affiliate to, customers or suppliers of Interwoven or its affiliates in any territory where Interwoven or its affiliates are engaged in business, if the identity of these suppliers or customers is a trade secret or otherwise deemed confidential.

Each of these restrictions lapse with respect to any of these individuals on the later of the first anniversary of the effective time of the merger or one year following his termination of employment with Interwoven or any affiliate of Interwoven.

A Restricted Business is any business or activity that:

•	involves engaging in the developing, producing, manufacturing, providing, selling, marketing or distributing of any enterprise content management products, services or technologies or

•	competes with iManage’s products, services or technology in existence or being conducted immediately prior to and including the effective time and/or the business of developing, producing, manufacturing, providing, selling, marketing or distributing collaborative content management software products, services or technologies.

Employment and consulting arrangements

Consulting arrangement with Mahmood M. Panjwani

In connection with the merger agreement negotiations, Interwoven entered into a consulting arrangement with Mahmood M. Panjwani, the president and chief executive officer of iManage. Under that arrangement, Mahmood M. Panjwani agreed to provide consulting services to Interwoven following the consummation of the merger through December 31, 2003, or such earlier date as Interwoven and Mahmood M. Panjwani may decide. Interwoven agreed to pay Mahmood M. Panjwani annualized compensation of $300,000 during his period of consulting and the unpaid balance of his iManage bonus, which is targeted at $120,000, at the conclusion of his services. In addition, upon the effective time of the merger, Mahmood M. Panjwani will be entitled to:

•	accelerated vesting of his iManage stock options;

•	monthly severance payments of $25,000 over the 18-month period commencing January 1, 2004;

•	be appointed to the position as vice chairman of the board of directors of Interwoven;

•	medical, dental and vision benefits to Mahmood M. Panjwani and his dependents at no cost to him or his dependents; and

•	an option to purchase 40,000 shares of Interwoven common stock, with an exercise price per share equal to the fair market value of Interwoven common stock on the date of grant, of which 10,000 shares would vest one year following the grant date and the remainder would vest ratably over a 36-month period thereafter.

Agreements with other executives

In connection with the merger agreement negotiations, Interwoven entered into employment arrangements with each of John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi that provide for “at will” employment following the consummation of the merger. Each employment arrangement provides the executive’s position, reporting structure and compensation, including annual salary, bonuses and incentive compensation opportunity with Interwoven. These benefits are summarized in the table below:

Name and new title	Annual Salary	Potential Bonus		Option Award
		Incentive	Retention
John E. Calonico, Jr.	$200,000	$100,000	$50,000	190,000
senior vice president, finance*
Joseph S. Campbell	$250,000	$100,000	$25,000	—
interim senior vice president, sales operations
Daniel A. Carmel	$175,000	$125,000	$75,000	65,000
vice president of marketing
Rafiq R. Mohammadi	$200,000	$100,000	$50,000	130,000
chief technology officer and senior vice president of engineering

*	John E. Calonico, Jr. is expected to become Interwoven’s senior vice president and chief financial officer after January 31, 2004.

Each executive will also be eligible to participate in various employee benefit plans of Interwoven and will be granted an option to purchase Interwoven common stock as further described below. Pursuant to their employment arrangements, John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi are also eligible to receive retention bonuses for their employment with Interwoven, which are further described below.

Under these employment arrangements, each officer has agreed to waive acceleration of vesting of their existing iManage stock options in connection with the merger so long as they become employed with Interwoven following the merger on the terms set forth in their respective offer letters. If John E. Calonico, Jr. or Rafiq R. Mohammadi suffers a Constructive Termination, as defined above in the section entitled “—Employment arrangements with iManage officers” beginning on Page 81, within 12 months of his commencement of employment with Interwoven, then any unvested assumed options will accelerate at the rate as set forth in the offer letter or underlying option agreement applicable to the officer.

If Joseph S. Campbell remains employed through December 31, 2003 suffers a Constructive Termination prior to that date, then any unvested assumed options will accelerate at the rate set forth in the employment arrangement or the applicable underlying stock option agreement. If Daniel A. Carmel terminates his employment for any reason prior to the one-year anniversary of the consummation of the merger, then any unvested assumed options will accelerate at the rate set forth in the employment arrangements letter or applicable underlying stock option agreement.

If John E. Calonico, Jr., Daniel A. Carmel or Rafiq R. Mohammadi suffers a Constructive Termination following a change in control of the combined company, in addition to the option acceleration described above, the officer will receive accelerated vesting of the new options granted pursuant to his employment arrangement. For this purpose, the term Constructive Termination also means to have duties assigned to the officer that are inconsistent with, or reflecting a material adverse change in the officer’s position, duties or responsibilities with the combined company or any successor.

In addition, each of Joseph S. Campbell, Daniel A. Carmel or Rafiq R. Mohammadi will be deemed to have suffered a Constructive Termination, if he resigns from employment with Interwoven following a materially adverse change in position or a material reduction in responsibilities as in effect on the effective date of the merger so long as he had not consented to such change in position or reduction in responsibility. Separately, John E. Calonico, Jr. will be deemed to have suffered a Constructive Termination, if he resigns from Interwoven because he is not the senior vice president and chief financial officer of Interwoven on and after January 31, 2004.

John E. Calonico, Jr., Joseph S. Campbell, Daniel A. Carmel and Rafiq R. Mohammadi each shall be paid a retention bonus in the amount specified in the table above as follows:

•	in the case of John E. Calonico, Jr., Daniel A. Carmel or Rafiq R. Mohammadi, each will be paid the full amount of his retention bonus if he suffers a Constructive Termination;

•	in the case of John E. Calonico, Jr. or Rafiq R. Mohammadi, each will earn his retention bonus in two $25,000 installments, the first after six consecutive months of employment with Interwoven from the effective time of the merger and the second after 12 consecutive months of employment from the effective time;

•	in the case of Daniel A. Carmel, if he remains employed by Interwoven through February 28, 2004, he will be entitled to receive $25,000 of the entire amount of his retention bonus, with the remaining $50,000 becoming payable in two equal installments, the first after six consecutive months of employment with Interwoven from the effective time of the merger and the second after 12 consecutive months of employment from the effective time; and

•	in the case of Joseph S. Campbell, if he remains employed by Interwoven through December 31, 2003, he will be entitled to receive a $25,000 bonus.

Interwoven has agreed to grant John E. Calonico, Jr., Daniel A. Carmel and Rafiq R. Mohammadi options to purchase Interwoven common stock. These options vest as to 25% of the shares on the first anniversary of the date of the commencement of the officer’s employment with Interwoven and the vest ratably over a 36-month period thereafter.

Under the employment arrangements with these iManage officers, John E,. Calonico, Jr., Daniel A. Carmel or Rafiq R. Mohammadi suffers a Constructive Termination, then in addition to any acceleration of payment of the retention bonuses described above, he will be entitled to a payment equal to six months’ base annual salary, in the case of John E. Calonico, Jr. and Rafiq R. Mohammadi, and three months’ base annual salary, in the case of Daniel A. Carmel. In addition, if Joseph S. Campbell remains employed with Interwoven through at least December 31, 2003 or suffers a Constructive Termination prior to this date, following his termination of employment he is entitled to receive salary continuation for six months following the date of his termination with Interwoven.

INTERWOVEN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated financial statements give effect to the proposed merger between Interwoven and iManage using the purchase method of accounting for the business combination.

Upon completion of the merger, holders of iManage common stock will be entitled to receive $1.20 in cash (without interest) and 2.0943 shares of Interwoven common stock (0.523575 shares in the event the reverse split is effected) in exchange for each share of iManage common stock (the exchange ratio) owned at the time of completion of the merger. The exchange ratio will be proportionately adjusted for any stock split, stock dividend, reorganization or similar change in Interwoven common stock or iManage common stock. iManage stockholders will be entitled to receive cash based on the market price of Interwoven common stock in lieu of any fractional shares to which they might otherwise be entitled. Based on the average closing price of Interwoven’s common stock for the five trading days preceding August 6, 2003, holders of iManage common stock options would be entitled to receive 2.5716 options for Interwoven common stock in exchange for each iManage common stock option held at the time of completion of the merger. This option exchange ratio will change based upon the 5-day trailing average of the closing price of Interwoven common stock as reported on The NASDAQ National Market to the trading day immediately preceding the date on which the merger is completed and will be proportionately adjusted for any stock split, stock dividend, reorganization or similar change in Interwoven common stock or iManage common stock.

All share and per share amounts in these unaudited pro forma condensed combined consolidated financial statements reflect the pre-split exchange ratio of 2.0943.

The actual number of shares of Interwoven common stock to be issued in the proposed merger and the related total dollar value at the effective time of the merger cannot be determined until the closing date of the merger. The unaudited pro forma condensed combined consolidated financial statements were prepared based on the number of outstanding iManage common shares as of August 6, 2003.

There can be no assurance that Interwoven and iManage will not incur charges in excess of those included in the pro forma adjustments related to the merger or that management will be successful in its effort to integrate the operations of the companies.

The unaudited pro forma condensed combined consolidated balance sheet of Interwoven gives effect to the proposed merger as if it occurred on June 30, 2003 and combines the unaudited historical consolidated balance sheet of Interwoven as of June 30, 2003 with the unaudited historical consolidated balance sheet of iManage as of June 30, 2003.

The unaudited pro forma condensed combined consolidated statements of operations of Interwoven give effect to the proposed merger as if the merger had been consummated on January 1, 2002.

The unaudited pro forma condensed combined consolidated statement of operations of Interwoven for the year ended December 31, 2002 combines the audited historical consolidated statement of operations of Interwoven for the year ended December 31, 2002 with the audited historical consolidated statement of operations of iManage for the year ended December 31, 2002.

The unaudited pro forma condensed combined consolidated statement of operations of Interwoven for the six months ended June 30, 2003 combines the unaudited historical consolidated statement of operations of Interwoven for the six months ended June 30, 2003 with the unaudited historical consolidated statement of operations of iManage for the six months ended June 30, 2003.

The accompanying unaudited pro forma condensed combined consolidated financial statements are presented in accordance with Article 11 of Regulation S-X. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the proposed merger had been consummated on January 1, 2002 or the financial position that would have occurred had the proposed merger been consummated on June 30, 2003, respectively, nor is it necessarily indicative of future operating results or financial position. Please refer to the section of this joint proxy statement/prospectus “Statements Regarding Forward-Looking Information” on page 48. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus. The pro forma financial statements should be read in conjunction with the accompanying notes thereto and with Interwoven’s and iManage’s historical consolidated financial statements and related notes thereto, incorporated by reference into this joint proxy statement/prospectus.

INTERWOVEN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

June 30, 2003

(In thousands)

	Historical		Pro Forma
	Interwoven, Inc. June 30, 2003	iManage, Inc. June 30, 2003	Adjustments		Combined
Assets
Current assets:
Cash and cash equivalents	$59,263	$37,339	$(29,386	)a	$62,244
			(4,972	)g
Short-term investments	102,288	3,523	—		105,811
Accounts receivable, net	17,223	7,295	—		24,518
Prepaid and other current assets	7,433	1,959	(754	)a	8,638

Total current assets	186,207	50,116	(35,112)		201,211
Property and equipment, net	8,741	1,880	(758	)a	9,863
Goodwill, net	82,019	3,390	(3,390	)c	173,621
			91,602	a
Other intangible assets, net	5,837	35	(35	)c	49,789
			26,544	a
			53	a
			13,088	a
			4,267	a
Restricted cash	378	—	—		378
Other assets	1,616	2,417	(712	)a	3,321

Total assets	$284,798	$57,838	$95,547		$438,183

Liabilities and Stockholders’ Equity
Current liabilities:
Bank lines of credit, current portion	$—	$4,213	$(4,213	)g	$—
Accounts payable	4,118	1,287	—		5,405
Accrued liabilities	14,549	6,591	3,200	a	28,478
			4,138	a
Restructuring and excess facilities costs	8,669	—			8,669
Deferred revenue, current	32,381	14,318	(7,000	)a	39,699

Total current liabilities	59,717	26,409	(3,875)		82,251
Bank lines of credit, less current portion	—	759	(759	)g	—
Other accrued liabilities, net of current portion	2,037	—	—		2,037
Restructuring and excess facilities costs, net of current portion	26,809	—	—		26,809

Total liabilities	88,563	27,168	(4,634)		111,097

Stockholders’ equity:
Common stock	106	24	(24	)b	157
			51	a
Additional paid-in capital	549,173	78,212	(78,212	)b	693,612
			117,394	a
			27,045	a
Deferred stock-based compensation	(1,160)	(167)	167	b	(9,894)
			(8,734	)a
Notes receivable for common stock	—	(330)	—		(330)
Accumulated other comprehensive income	219	(10)	10	b	219
Accumulated deficit	(352,103)	(47,059)	47,059	b	(356,678)
			(4,575	)a

Total stockholders’ equity	196,235	30,670	100,181		327,086

Total liabilities and stockholders’ equity	$284,798	$57,838	$95,547		$438,183

INTERWOVEN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2002

(In thousands, except per share amounts)

	Historical		Pro Forma
	Interwoven, Inc. Year Ended December 31, 2002	iManage, Inc. Year Ended December 31, 2002	Adjustments		Combined
Revenues:
License	$57,309	$20,349	$—		$77,658
Services	69,523	20,977	—		90,500

Total revenues	126,832	41,326	—		168,158
Cost of revenues:
License	3,283	1,389	10,270	a	14,942
Services	36,961	7,008	(23	)f	43,946

Total cost of revenues	40,244	8,397	10,247		58,888

Gross profit	86,588	32,929	(10,247)		109,270

Operating expenses:
Research and development	26,516	8,776	(34	)f	35,258
Sales and marketing	72,348	26,580	(264	)f	98,664
General and administrative	18,104	4,378	(223	)f	22,259
Amortization of deferred stock-based compensation	4,880	—	6,362	d	11,786
			544	f
Amortization of acquired intangible assets	3,722	793	(793	)c	7,046
			3,324	a
Restructuring and excess facilities charges	38,084	—	—		38,084
Impairment of goodwill	76,431	—	—		76,431

Total operating expenses	240,085	40,527	8,916		289,528

Loss from operations	(153,497)	(7,598)	(19,163)		(180,258)
Interest and other income, net	5,958	1,024	(411	)e	6,571

Net loss before provision for income taxes	(147,539)	(6,574)	(19,574)		(173,687)
Provision for income taxes	(1,077)	(90)	—		(1,167)

Net loss	$(148,616)	$(6,664)	$(19,574)		$(174,854)

Basic and diluted net loss per share	$(1.45)	$(0.28)			$(1.15	)h

Shares used in computing basic and diluted net loss per share	102,427	23,988			152,665	h

INTERWOVEN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended June 30, 2003

(In thousands, except per share amounts)

	Historical		Pro Forma
	Interwoven, Inc. Six Months Ended June 30, 2003	iManage, Inc. Six Months Ended June 30, 2003	Adjustments		Combined
Revenues:
License	$19,343	$10,146	$—		$29,489
Services	32,438	12,601	—		45,039

Total revenues	51,781	22,747	—		74,528
Cost of revenues:
License	1,167	730	5,135	a	7,032
Services	15,540	3,900	(3	)f	19,437

Total cost of revenues	16,707	4,630	5,132		26,469

Gross profit	35,074	18,117	(5,132)		48,059

Operating expenses:
Research and development	11,886	4,474	(9	)f	16,351
Sales and marketing	27,570	12,371	(87	)f	39,854
General and administrative	8,338	3,071	(62	)f	11,347
Amortization of deferred stock-based compensation	1,006	—	1,155	d	2,322
			161	f
Amortization of acquired intangible assets	887	70	(70	)c	2,523
			1,636	a
In-process research and development	599	—	—		599
Restructuring and excess facilities charges	2,377	—	—		2,377

Total operating expenses	52,663	19,986	2,724		75,373

Loss from operations	(17,589)	(1,869)	(7,856)		(27,314)
Interest and other income, net	1,934	388	(206	)e	2,116

Net loss before provision for income taxes	(15,655)	(1,481)	(8,062)		(25,198)
Provision for income taxes	(639)	(83)	—		(722)

Net loss	$(16,294)	$(1,564)	$(8,062)		$(25,920)

Basic and diluted net loss per share	$(0.16)	$(0.06)			$(0.17	)h

Shares used in computing basic and diluted net loss per share	102,400	24,229			153,143	h

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS

The following pro forma adjustments are based on preliminary estimates which may change as additional information is obtained.

(a)	Purchase price adjustments

The purchase price adjustments reflect the assumed issuance of 51,286,114 shares of Interwoven common stock to iManage stockholders using the exchange ratio of 2.0943 based on 24,488,428 shares of iManage common stock outstanding at August 6, 2003. The fair value of the Interwoven shares assumed to be issued is based on a per share value of $2.29, which is equal to Interwoven’s average last sale price per share as reported on The Nasdaq National Market for the trading-day period two days before and after August 6, 2003. For purposes of determining the fair value of the options assumed, Interwoven used the value of Interwoven’s common stock on August 6, 2003 and applied the option exchange ratio of 2.5716. This ratio was determined based on the average last sale price per share for the five trading days preceding August 6, 2003. The purchase price adjustment also reflects the payment of cash based on multiplying $1.20 by the number of shares of iManage common stock outstanding at August 6, 2003.

For purposes of the pro forma financial information, the following table presents the assumptions used.

(in thousands)
Cash paid	$29,386
Fair value of Interwoven common stock to be issued	117,445
Estimated acquisition-related costs	3,200
Estimated employee severance and facilities closure costs	4,138
Estimated fair value of stock options assumed	27,045

Total purchase price	$181,214

The actual amount of cash paid and number of Interwoven common shares and stock options to be issued will be based on the actual number of iManage common shares and stock options outstanding at the consummation date.

The estimated acquisition-related costs consist primarily of banking, legal and accounting fees, printing costs, and other directly related charges.

Employee severance costs consist of estimated cash severance due upon closing of the merger. Facilities closure costs consist of estimated costs to exit certain iManage facilities in conjunction with an exit plan as part of the merger.

The planning process for the integration of iManage’s operations may result in additional accruals for severance costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Such accruals would increase the purchase consideration and the allocation of the purchase consideration to goodwill.

The following represents the preliminary allocation of the purchase price to the acquired assets and assumed liabilities of iManage and is for illustrative purposes only. This allocation is preliminary and based on iManage’s assets and liabilities as of June 30, 2003.

(in thousands)
Net tangible assets, including notes receivable for common stock	$32,351
Goodwill	91,602
Other intangible assets:
Core and developed technology	26,544
Customer installed base/relationship	13,088
Patent and patent applications	4,267
Existing contracts	53
In-process research and development	4,575
Instrinsic value of options assumed	8,734

Total purchase price	$181,214

Net tangible assets consist of $31.0 million in net assets recorded on the iManage historical financial statements as of June 30, 2003 (including $0.3 million in notes receivable for common stock), adjusted principally for the elimination of iManage’s historical goodwill and other intangible assets of $3.4 million, the reduction in fixed assets of $0.8 million, the reduction in deferred revenue of $7.0 million and the reduction in prepaid royalties of $1.5 million.

Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets. The unaudited pro forma condensed combined consolidated statements of operations do not reflect the amortization of goodwill acquired in the proposed merger consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets.

Amortization of other intangible assets has been provided over the following estimated useful lives: Core and developed technology—3 years, customer installed base/relationships—4 years, patent and patent applications—3 years, existing contracts—90 days. This will result in annual amortization of approximately $8.8 million for core and developed technology, $3.3 million for customer installed base/relationship, $1.4 million for patents and patent applications, and $0.1 million for existing contracts.

The purchase price allocation includes a reduction in iManage’s reported deferred revenue at June 30, 2003. Under the purchase method of accounting, iManage’s deferred revenue related to post-contract customer support (PCS) for perpetual license arrangements in which payment had been received or was legally due and payable was reduced by approximately $7.0 million to reflect the estimated fair value of the related PCS obligation as of June 30, 2003.

Interwoven has not adjusted revenue in the pro forma statement of operations to reflect the adjustment to deferred revenue because this adjustment is directly related to the merger and the effect is non-recurring. Such adjustment will be reflected in the post-merger statements of operations of the combined company.

The deferred revenue adjustment, which will be based on iManage’s deferred revenue at the date of the merger, will have the effect of reducing the amount of revenue Interwoven will recognize in periods subsequent to the merger compared to the amount of revenue iManage would have recognized in the same period absent the merger.

The $8.7 million of deferred stock-based compensation represents the unearned portion, as of August 6, 2003, of the intrinsic value of iManage’s common stock options assumed in the merger. For purposes of this calculation, iManage’s outstanding options that will vest solely as a result of the consummation of the proposed merger are deemed to be vested as of August 6, 2003. The deferred compensation is being amortized on an accelerated basis over the remaining vesting periods of one to four years consistent with the graded vesting approach described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

(b)	The pro forma adjustment represents the elimination of iManage’s stockholders’ equity accounts.

(c)	The pro forma adjustment represents the elimination of iManage’s capitalized goodwill and other intangibles of $3.4 million and related amortization expense of $0.8 million, and $0.1 million for the year ended December 31, 2002 and the six months ended June 30, 2003, respectively.

(d)	The pro forma adjustment represents the amortization of deferred compensation associated with unvested stock options assumed in the proposed merger with iManage. The deferred compensation is amortized over the options’ remaining vesting periods as of August 6, 2003 of one to four years.

(e)	The pro forma adjustment is to reverse interest income related to the $29.4M of cash paid in conjunction with the acquisition.

(f)	To reclassify iManage’s historical stock-based compensation expense in order to conform to Interwoven’s presentation.

(g)	Pro forma adjustment to reflect the payment to be made on the line of credit by iManage prior to the effective date of the acquisition in accordance with the merger agreement.

(h)	The following table sets forth the computation of basic and diluted earnings per share:

	Historical		Pro Forma
For the year ended December 31, 2002	Interwoven, Inc.	iManage, Inc.	Combined
	(in thousands, except for per share data)
Numerator:
Net loss	$(148,616)	$(6,664)	$(174,854)

Denominator:
Weighted-average common shares outstanding	102,427	23,988	152,665
Effect of dilutive employee stock options outstanding	—	—	—

Diluted common shares	102,427	23,988	152,665

Basic and diluted loss per common share	$(1.45)	$(0.28)	$(1.15)

	Historical		Pro Forma
For the six months ended June 30, 2003	Interwoven, Inc.	iManage, Inc.	Combined
	(in thousands, except for per share data)
Numerator:
Net loss	$(16,294)	$(1,564)	$(25,920)

Denominator:
Weighted-average common shares outstanding	102,400	24,229	153,143
Effect of dilutive employee stock options outstanding	—	—	—

Diluted common shares	102,400	24,229	153,143

Basic and diluted loss per common share	$(0.16)	$(0.06)	$(0.17)

Pro forma combined weighted average common shares outstanding is calculated by multiplying the historical iManage common shares outstanding by the exchange rate of 2.0943 and adding this amount to the historical common shares outstanding of Interwoven.

COMPARISON OF RIGHTS OF HOLDERS OF

INTERWOVEN COMMON STOCK AND iMANAGE COMMON STOCK

Upon completion of the Merger, the stockholders of iManage will become stockholders of Interwoven, and the Interwoven certificate of incorporation and the Interwoven bylaws will govern the rights of former iManage stockholders. The rights of iManage stockholders are currently governed by Delaware law, iManage’s certificate of incorporation and iManage’s by-laws. The rights of Interwoven stockholders are currently governed by Delaware law, Interwoven’s certificate of incorporation and Interwoven’s bylaws. Both companies are Delaware corporations, so many of the rights of iManage stockholders will be similar to their rights as Interwoven stockholders.

The following is a summary of material differences between the rights of iManage stockholders and the rights of Interwoven stockholders. It is not a complete statement of the provisions affecting, and the differences between, the rights of iManage stockholders and Interwoven stockholders. The summary is qualified in its entirety by reference to Delaware law, iManage’s certificate of incorporation, iManage’s by-laws, Interwoven’s certificate of incorporation and Interwoven’s bylaws.

Authorized capital stock

The authorized capital stock of Interwoven consists of 500,000,000 shares of common stock and 5,000,000 shares of preferred stock.

The authorized capital stock of iManage consists of 100,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Number and classification of directors

Interwoven’s bylaws provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. Interwoven currently has five directors and the board of directors may increase or decrease the number of directors by resolution.

iManage’s certificate of incorporation and by-laws provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. iManage currently has five directors and the board of directors may increase or decrease the number of directors by resolution.

Removal of directors

Interwoven’s bylaws provide that, subject to the rights of any then-outstanding preferred stock, any director or the entire board of directors may be removed from office with or without cause by the holders of a majority of the shares of Interwoven then entitled to vote at an election of directors. A director may not be removed without cause if the total number of those shares not consenting in writing to the removal would be sufficient to elect the director if voted cumulatively.

iManage’s certificate of incorporation and by-laws provide that, subject to the rights of any then-outstanding series of preferred stock, any director or the entire board of directors may be removed from office only for cause by the holders of a majority of the shares of iManage then entitled to vote at an election of directors.

Filling vacancies on the board of directors

Interwoven’s bylaws provide that, subject to the rights of any then-outstanding preferred stock, any vacancy on the board of directors or any newly created directorship may be filled only by the affirmative vote of a majority of the directors then in office, though less than a quorum, unless the board of directors determines by resolution that such vacancies or newly created directorships shall be filled by stockholders or otherwise provided by law.

iManage’s certificate of incorporation and by-laws provide that, subject to the rights of any then-outstanding preferred stock, any vacancy on the board of directors or any newly created directorship may be filled by a majority vote of the directors then in office, though less than a quorum.

Notice of stockholder action

Interwoven’s bylaws require advance notice for stockholder nominations for the election of directors and of business to be brought by any stockholder at a meeting of stockholders.

iManage’s by-laws require advance notice for stockholder nominations for the election of directors and of business to be brought by any stockholder at a meeting of stockholders.

Stockholder action without a meeting

Interwoven’s bylaws provide that stockholders have no right to take any action by written consent.

iManage’s certificate of incorporation and by-laws provide that stockholders have no right to take any action by written consent.

Right to call special meeting of stockholders

Interwoven’s bylaws provide that a special meeting of stockholders may be called at any time by the board of directors, chairman of the board of directors or the chief executive officer. Interwoven stockholders do not have the ability to call a special meeting.

iManage’s by-laws provide that a special meeting of stockholders may be called at any time by the board of directors, chairman of the board of directors, or the president and chief executive officer. iManage stockholders do not have the ability to call a special meeting.

Submission of stockholder proposals

Interwoven’s bylaws allow stockholders to propose business to be brought before an annual stockholder meeting, provided that the Secretary of Interwoven receives timely notice of the proposal.

To be timely, a stockholder proposal must be delivered to the Secretary of Interwoven not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder, to be timely, must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.

The stockholder notice must set forth a brief description of the business proposal, the name and address, as they appear in Interwoven’s books, of the stockholder making the proposal and the beneficial owner, if any, on whose behalf the proposal is made, the class and number of shares of Interwoven owned beneficially and held of record by such stockholder and such beneficial owner; and any material interest of such stockholder and beneficial owner in the proposal.

iManage’s by-laws allow stockholders to propose business to be brought before an annual stockholder meeting, provided that iManage receives timely notice of the proposal.

To be timely, a stockholder proposal must be delivered to iManage’s principal executive offices not less than 120 calendar days in advance of the first anniversary of the proxy statement delivered to stockholders in connection with the previous year’s annual meeting. If (i) no annual meeting was held in the previous year or (ii) the date of the annual meeting has been advanced by more than 30 calendar days, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which the annual meeting date is publicly announced.

The stockholder notice must set forth a brief description of the proposal; the name and address, as they appear on the iManage’s books, of the stockholder making the proposal; the class and number of shares of iManage beneficially owned by the stockholder; and any material interest of the stockholder in the proposal.

Charter amendments

Interwoven’s certificate of incorporation contains no provision requiring a vote greater than that required by Delaware law to amend its certificate of incorporation.

iManage’s certificate of incorporation requires approval of the holders of at least 66 2/3% of the outstanding stock entitled to vote for any amendment, repeal or adoption of a provision relating to the power of the board of directors, stockholder action, special meetings of the stockholders, the adoption, amendment or repeal of the by-laws, limitation of directors’ liability and the amendment, or repeal of certificate of incorporation provisions.

Amendment of bylaws

Interwoven’s certificate of incorporation provides that Interwoven’s bylaws may be adopted, amended or repealed by the board of directors or by stockholders holding a majority of the outstanding voting stock.

iManage’s certificate of incorporation and by-laws provide that iManage’s bylaws may be adopted, amended or repealed by the board of directors or by the affirmative vote of 66 2/3% of the outstanding shares entitled to vote on the amendment.

Stockholder rights plan

Interwoven does not have a stockholder rights plan.

iManage does not have a stockholder rights plan.

State anti-takeover statutes

Interwoven and iManage are both subject to Section 203 of the DGCL, which under certain circumstances may make it more difficult for a person who would be an “Interested Stockholder,” as defined in Section 203, in the respective companies, to effect various business combinations with either company for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Neither the Interwoven nor iManage certificates of incorporation and bylaws exclude either company from the restrictions imposed under Section 203.

Limitation of liability of directors

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director’s fiduciary duty, subject to certain limitations. Both the Interwoven and iManage certificates of incorporation include such a provision to the fullest extent permitted by law.

In addition, under the terms of the merger agreement, Interwoven has agreed that the indemnification obligations in iManage’s certificate of incorporation and bylaws with respect to the directors, officers, employees and agents of iManage prior to the merger will survive the merger and will not be amended, repealed or otherwise modified for a period of six years following the completion of the merger, subject to certain limitations.

While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate that duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his duty of care.

Indemnification of directors and officers

The DGCL permits a corporation to indemnify directors and officers for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

The bylaws of each of Interwoven and iManage provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of Interwoven or iManage, as the case may be, as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses reasonably incurred or suffered by such person in connection therewith and held harmless by Interwoven or iManage, as the case may be, to the fullest extent permitted by the DGCL.

The indemnification rights conferred by Interwoven and iManage are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, Interwoven’s or iManage’s certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, Interwoven and iManage are authorized to purchase and maintain insurance on behalf of their directors and office.

SECURITY OWNERSHIP OF

BENEFICIAL OWNERS AND MANAGEMENT

OF INTERWOVEN, INC.

The following table sets forth information with respect to the beneficial ownership of Interwoven common stock, as of September 30, 2003 and without adjustment for Interwoven’s proposed one-for-four reverse stock split for the following by each stockholder Interwoven knows to be the beneficial owner of more than 5% of its common stock, each of Interwoven’s current directors, Interwoven’s current and former chief executive officer and each of Interwoven’s four other most highly paid executive officers in 2002, and all directors and executive officers as a group.

The pre-merger percentage of shares beneficially owned is based on 105,904,817 shares of common stock outstanding as of September 30, 2003. The post-merger percentage of shares beneficially owned includes 51,871,746 shares of Interwoven common stock that would be issued to iManage stockholders based on 24,768,059 shares of iManage common stock outstanding as of September 30, 2003. Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2003 are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. This table includes percentage ownership data reflecting ownership both before and after the consummation of the merger with iManage.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Shares Issuable Under Options Exercisable within 60 days	Aggregate Percentage
			Pre-Merger	Post-Merger
David A. Rocker(1) 45 Rockefeller Plaza, Suite 1759 New York, New York 10111	10,047,599	—	9.5%	6.4%
Martin W. Brauns(2)	5,774,802	1,978,032	5.4	3.6
John W. Van Siclen(3)	1,402,144	1,402,144	1.3	*
Jack S. Jia(4)	1,099,646	465,314	1.0	*
David M. Allen	768,379	408,648	*	*
Kathryn C. Gould	462,000	127,500	*	*
Anthony Zingale	175,224	155,000	*	*
Ronald E.F. Codd	129,608	119,500	*	*
Steven J. Martello	91,666	91,666	*	*
Frank J. Fanzilli, Jr.	75,000	75,000	*	*
Thor R. Culverhouse(5)	—	—	*	*
All 13 directors and executive officers as a group(6)	10,786,231	5,434,024	9.7%	6.6%

*	Less than 1%
(1)	Number of shares beneficially owned or of record is based on information provided to Interwoven by this stockholder on or before September 30, 2003.
(2)	Reflects shares held of record by Martin W. Brauns and Margaret R. Brauns, trustees U/D/T 1/9/95. Martin W. Brauns was appointed chief executive officer in April 2003.
(3)	John W. Van Siclen ceased serving as president, chief executive officer and a director in April 2003.
(4)	Includes 4,000 shares held by family members, as to which Mr. Jia disclaims beneficial ownership.
(5)	Thor R. Culverhouse ceased serving as senior vice president of world wide sales in April 2003.
(6)	Includes 196,876 shares of common stock and options exercisable for 611,220 shares of common stock held by executive officers not listed above.

SECURITY OWNERSHIP OF

BENEFICIAL OWNERS AND MANAGEMENT

OF iMANAGE, INC.

The following table sets forth information with respect to the beneficial ownership of iManage common stock, as of September 30, 2003, for the following by each stockholder Interwoven knows to be the beneficial owner of more than 5% of its common stock, each of iManage’s current directors, iManage’s chief executive officer and each of iManage’s four other most highly paid executive officers in 2002, and all directors and executive officers as a group.

The pre-merger percentage of shares beneficially owned is based on 24,768,059 shares of iManage common stock outstanding as of September 30, 2003. The post-merger percentage of shares beneficially owned is based on 157,776,563 shares of Interwoven common stock outstanding immediately following the merger, which number includes 51,871,746 shares of Interwoven common stock that would be issued to iManage stockholders based on 24,768,059 shares of iManage common stock outstanding as of September 30, 2003. Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2003 are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For purposes of this table, all post-merger beneficial ownership percentage calculations assume that shares subject to options will convert into shares of Interwoven common stock at the 2.0943 exchange ratio. This table includes percentage ownership data reflecting ownership both before and after the consummation of the merger.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Shares Issuable Under Options Exercisable within 60 days	Aggregate Percentage
			Pre-Merger	Post-Merger
R.S. Investment Management Co. LLC (1) 388 Market Street San Francisco, CA 94111	3,118,500	—	12.6%	2.0%
Mahmood M. Panjwani (2)	2,568,916	347,916	10.2	1.6
Rafiq R. Mohammadi (3)	2,280,150	170,416	9.1	1.4
Joseph S. Campbell	515,208	515,208	2.0	*
John E. Calonico, Jr.	360,630	354,166	1.4	*
Daniel A. Carmel	275,227	265,388	*	*
Moez R. Virani (4) c/o Mohr Davidow Ventures 2775 Sand Hill Road, Suite 240 Menlo Park, CA 94025	217,388	46,388	*	*
Thomas L. Thomas c/o HAHT Commerce, Inc. 700 E. El Camino Real, Suite 270 Mountain View, CA 94040	35,763	35,763	*	*
Bob L. Corey c/o iManage, Inc. 950 Tower Lane, Suite 500 Foster City, CA 94404	12,916	12,916	*	*
All 8 directors and executive officers as a group	6,334,948	1,816,911	23.8%	4.0%

*	Less than 1%
(1)	Number of shares beneficially owned or of record is determined solely from information reported on Schedule 13G filed with the SEC on September 10, 2003.

(2)	Includes:
(a)	1,966,000 shares held in joint tenancy with Ms. Rashid, Mr. Panjwani’s spouse;
(b)	50,000 shares held by the Danyal M. Panjwani Trust of which Mr. Panjwani and Ms. Rashid are the trustees;
(c)	100,000 shares held by the Panjwani Irrevocable Trust dated December 31, 1998 of which Mr. Panjwani and Ms. Rashid are the trustees; and
(d)	105,000 shares held by Ms. Rashid.
(3)	Includes 2,068,234 shares held in joint tenancy with Mr. Mohammadi’s wife; and 41,500 shares held by Northern Trust Co. of Chicago as Trustee of the Rafiq R. Mohammadi 1999 Irrevocable Trust, dated November 8, 1999.
(4)	Includes 171,000 shares registered in the name of the Moez R. Virani and Vivienne Virani, Trustees of the Virani Family 93 Revocable Trust Dated 11/24/93.

PROPOSAL NO. 2 BEING SUBMITTED TO A VOTE OF

INTERWOVEN STOCKHOLDERS

Authorization To Amend Interwoven’s Certificate Of  Incorporation To Effect A Reverse Stock Split

Interwoven’s board of directors has unanimously recommended that an amendment to Interwoven’s existing certificate of incorporation effecting a reverse stock split of Interwoven’s common stock be presented to stockholders for approval at the special meeting. The amendment is attached as Annex G to this joint proxy statement/ prospectus. If approved, this amendment would result in the automatic conversion of each share of Interwoven common stock outstanding as of the time of filing of the amendment with the Secretary of State of the State of Delaware into one-quarter of one share of Interwoven common stock. We refer to this as a one-for-four reverse stock split.

General

Interwoven’s board of directors believes that the reverse stock split will be beneficial to Interwoven and its stockholders. The reverse stock split is intended to increase the marketability and liquidity of Interwoven’s common stock. Interwoven’s board of directors believes that the current market price of Interwoven common stock may diminish the effective marketability of Interwoven common stock because of the reluctance of many brokerage firms to recommend lower-priced stocks to their clients. Additionally, Interwoven believes that the policies and practices of a number of brokerage houses tend to discourage individual brokers within those firms from dealing in lower-priced stocks. Some of these policies and practices relate to the payment of broker’s commissions and to time-consuming procedures that operate to make the handling of lower-priced stocks economically unattractive to brokers. The structure of trading commissions also tends to have an adverse impact upon holders of lower-priced stocks because the brokerage commission payable on the sale of a lower-priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher-priced stock.

Interwoven’s board of directors also believes that the relatively low price and large number of outstanding shares of Interwoven common stock, when compared with the market prices of the common stock of other companies in its industry, impairs the marketability of Interwoven common stock to institutional investors and members of the investing public and creates a negative impression with respect to Interwoven. Theoretically, the number of shares of interwoven common stock outstanding should not, by itself, affect the marketability of Interwoven common stock, the type of investor who acquires it or Interwoven’s reputation in its industry. In practice this may not necessarily be the case, as many investors view low-priced stock as unduly speculative in nature and, as a matter of practice, avoid or limit investments in such stocks. The foregoing factors adversely affect not only the liquidity of Interwoven common stock, but also Interwoven’s ability to raise additional capital through a sale of equity securities.

Interwoven’s board of directors is hopeful, although no assurance can be given, that the decrease in the number of shares of Interwoven common stock outstanding as a consequence of the proposed reverse stock split, and the anticipated corresponding increased price per share, will stimulate interest in Interwoven common stock and possibly promote greater liquidity for Interwoven stockholders with respect to those shares presently held by them. However, the possibility does exist that such liquidity may be adversely affected by the reduced number of shares which will be outstanding if the proposed reverse stock split is effected.

Interwoven’s board of directors is also hopeful that the proposed reverse stock split will result in a price level for the shares that will mitigate the present reluctance, policies and practices on the part of brokerage firms referred to above and diminish the adverse impact of trading commissions on the potential market for shares of Interwoven common stock. However, there can be no assurance that the proposed reverse stock split will achieve the desired results outlined above, nor can there be any assurance that the price per share of Interwoven common stock immediately after the proposed reverse stock split will increase proportionately with the reverse split or that any increase can be sustained for a long period of time.

If Interwoven stockholders approve the amendment at the special meeting, the reverse stock split will be effected, if at all, only upon a determination by Interwoven’s board of directors that the reverse stock split is in the best interests of Interwoven and its stockholders at that time. Interwoven’s board of directors may determine to effect the reverse stock split before or after the merger with iManage. Such determination will be based upon a number of factors, including but not limited to the then-current price of Interwoven common stock, the availability of additional working capital, existing and expected marketability and liquidity of Interwoven common stock, prevailing market conditions and the likely effect on the market price of Interwoven common stock. Notwithstanding approval of the amendment by the stockholders at the special meeting, Interwoven’s board of directors may, in its sole discretion, determine not to effect the reverse stock split.

Interwoven is not aware of any present efforts by any persons to accumulate Interwoven common stock or to obtain control of Interwoven and the proposed reverse stock split is not intended to be an anti-takeover device. The amendment is being sought simply to enhance the image of Interwoven, its corporate flexibility and to price the stock in a price range generally more acceptable to the brokerage community and to investors.

Effects of the reverse stock split

Based on the capitalization of Interwoven as of the date of this joint proxy statement/prospectus and assuming an exchange ratio in the merger of 2.0943, we estimate that approximately 39.5 million shares of Interwoven common stock will be outstanding as a result of the reverse stock split and assuming that the merger is completed.

All outstanding options, warrants, rights and convertible securities will be appropriately adjusted, as required by their terms, for the reverse stock split automatically on the effective date of the reverse stock split. The reverse stock split will affect all stockholders equally and will not affect any stockholder’s proportionate equity interest in Interwoven except to the extent of cash in lieu of fractional shares. None of the rights currently accruing to holders of Interwoven common stock, options or warrants to purchase common stock, or securities convertible into common stock will be affected by the reverse stock split. Following the reverse stock split, each share of new common stock will entitle the holder thereof to one vote per share and will otherwise be identical to the existing common stock. The reverse stock split will reduce by 75% the number of authorized shares of common stock of Interwoven. The reverse split will have no effect on the par value of Interwoven common stock or preferred stock, or the numbers of authorized shares of preferred stock of Interwoven.

Consequences of the reverse stock split

Each stock certificate representing old common stock will, after the effective date of the reverse stock split, represent the appropriate number of shares of new common stock reflecting the reverse stock split. It will not be necessary for stockholders to exchange their existing stock certificates. Stockholders may, however, exchange their certificates if they so choose.

No scrip or fractional certificates will be issued in the reverse stock split. Any fractional number of shares remaining after applying the reverse stock split to each certificate representing shares of Interwoven common stock then held by any holder will be redeemed at a purchase price equal to the closing bid price of Interwoven common stock on The NASDAQ National Market on the day the reverse stock split is completed. For the purpose of determining ownership of Interwoven common stock at the effective date of the reverse stock split, shares will be considered to be held by the person in whose name those shares are registered on Interwoven stock records, regardless of the beneficial ownership of those shares.

The reverse stock split may leave certain stockholders with “odd lots” of common stock (i.e., stock in amounts of less than 100 shares). These shares may be more difficult to sell, or require a greater commission per share to sell, than shares in even multiples of 100.

Material U. S. federal income tax consequences of the reverse stock split

The following is a summary of the material anticipated federal income tax consequences of the reverse stock split to stockholders of Interwoven. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations and current administrative rulings and court proceedings, all of which are subject to change. This summary does not take into account possible changes in such laws or interpretations, including amendments to the Code, applicable statutes, regulations and proposed regulations or changes in judicial or administrative rulings, which may have retroactive effect. No assurance can be given that any such changes will not adversely affect the discussion of this summary.

This summary is provided for general information only and does not purport to address all aspects of the possible federal income tax consequences of the reverse stock split and is not intended as tax advice to any person or entity. In particular, and without limiting the foregoing, this summary does not consider the federal income tax consequences to stockholders of Interwoven in light of their individual investment circumstances or to stockholders subject to special treatment under the federal income tax laws (for example, tax exempt entities, life insurance companies, regulated investment companies and foreign taxpayers). In addition, this summary does not address any consequences of the reverse stock split under any state, local or foreign tax laws. As a result, it is the responsibility of each stockholder to obtain and rely on advice from his, her or its personal tax advisor as to (1) the effect on his, her or its personal tax situation of the reverse stock split, including the application and effect of state, local and foreign income and other tax laws, (2) the effect of possible future legislation and regulations and (3) the reporting of information required in connection with the reverse stock split on his, her or its own tax returns. It will be the responsibility of each stockholder to prepare and file all appropriate federal, state and local tax returns.

No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the federal income tax consequences to the stockholders of Interwoven as a result of the reverse stock split. Accordingly, each stockholder is encouraged to consult his, her or its tax advisor regarding the specific tax consequences of the proposed transaction to such stockholder, including the application and effect of state, local and foreign income and other tax laws.

Interwoven believes that the reverse stock split will qualify as a “recapitalization” under Section 368(a)(1)(E) of the Code. As a result, no gain or loss will be recognized by Interwoven or its stockholders in connection with the reverse stock split. A stockholder of Interwoven who exchanges his, her or its old common stock solely for new common stock will recognize no gain or loss for federal income tax purposes except to the extent of cash received in lieu of fractional shares. A stockholder’s aggregate tax basis in his, her or its shares of new common stock will be the same as his, her or its aggregate tax basis in the old common stock. The holding period of the new common stock will include the period during which the old common stock was held, provided all such common stock was held as a capital asset on the date of the exchange.

Vote required; recommendation of the board of directors

The affirmative vote of the holders of a majority of the shares of Interwoven common stock outstanding on the record date is required to authorize the Interwoven board of directors to amend Interwoven’s certificate of incorporation to effect a one-for-four reverse stock split. Therefore, abstentions will count as votes against approval and adoption of the new certificate of incorporation.

The board of directors recommends a vote “FOR” the proposal to amend the certificate of incorporation to effect a reverse stock split of Interwoven’s common stock.

PROPOSAL NO. 2    BEING SUBMITTED TO A VOTE OF iMANAGE STOCKHOLDERS

Granting of authority to adjourn or postpone the iManage special meeting

If at the iManage special meeting of stockholders on November 18, 2003, the number of shares of iManage common stock present or represented and voting in favor of approval of the merger and approval and adoption of the merger agreement is insufficient to approve the merger and approve and adopt the merger agreement under Delaware law, John E. Calonico, Jr. and Christopher P. Denten intend to move to adjourn the special meeting in order to enable the iManage board of directors to solicit additional proxies. In that event, iManage will ask its stockholders to vote only upon the adjournment proposal, and not the proposal regarding the approval and adoption of the merger agreement and the merger.

In this proposal, iManage is asking you to authorize the holder of any proxy solicited by the iManage board of directors to vote in favor of granting discretionary authority to John E. Calonico, Jr. and Christopher P. Denten to adjourn or postpone the iManage special meeting to another time and place for the purpose of soliciting additional proxies. If the stockholders approve the adjournment proposal, iManage could adjourn the special meeting, and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously voted. Among other things, approval of the adjournment proposal could mean that, even if iManage had received proxies representing a sufficient number of votes against the merger to defeat the merger proposal, iManage could adjourn the special meeting without a vote on the merger proposal and seek to convince the holders of those shares to change their votes to votes in favor of the merger.

Vote required; recommendation of the board if directors

Under iManage’s bylaws, the adjournment proposal requires the approval of a majority of the votes cast on the proposal. Broker non-votes and abstentions will have no effect on the outcome of the vote on the adjournment proposal. No proxy that is specifically marked “AGAINST” approval of the merger agreement will be voted in favor of the adjournment proposal, unless it is specifically marked to “GRANT” the discretionary authority to adjourn the special meeting to a later date.

The board of directors believes that if the number of shares of iManage common stock present or represented at the special meeting and voting in favor of the merger and the merger agreement is insufficient to approve the merger and the merger agreement, it is in the best interests of the stockholders of iManage to enable the board to continue to seek to obtain a sufficient number of additional votes in favor of the merger and the merger agreement to bring about its approval.

The iManage board of directors recommends that you vote “FOR” the proposal to grant discretionary authority to adjourn or postpone the iManage special meeting to another time or place for the purpose of soliciting additional proxies.

EXPERTS

The consolidated financial statements and schedule of Interwoven, Inc. as of December 31, 2002 and 2001, and for each of the years in the two-year period ended December 31, 2002 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to Interwoven’s adopting Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

The consolidated financial statements and financial statement schedule of Interwoven, Inc. incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report for the year ended December 31, 2000 of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and financial statement schedule incorporated in this joint proxy statement/prospectus by reference to the annual report on Form 10-K of iManage, Inc. as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California will pass upon the validity of the shares of Interwoven common stock offered in connection with this joint proxy statement/prospectus and certain federal income tax consequences of the merger for Interwoven.

Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, will pass upon certain federal income tax consequences of the merger for iManage.

DOCUMENTS INCORPORATED BY REFERENCE

This joint proxy statement/prospectus incorporates documents by reference that are not presented in or delivered herewith. To obtain these additional documents, please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 134.

The Securities and Exchange Commission allows Interwoven and iManage to “incorporate by reference” into this joint proxy statement/prospectus information that each company has previously filed with the SEC. This means that Interwoven and iManage can disclose important information be referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. All documents filed by Interwoven and iManage pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this joint proxy statement/prospectus and before the date of the special meetings of Interwoven and iManage stockholders are incorporated by reference into and are part of this joint proxy statement/prospectus from the date of filing of such documents.

Interwoven’s filings with the Securities and Exchange Commission incorporated by reference into this joint proxy statement/prospectus are:

•	its annual report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 25, 2003;

•	its quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 13, 2003;

•	its quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 13, 2003;

•	its definitive proxy statement for the 2003 annual meeting of Interwoven stockholders, filed with the SEC on April 28, 2003;

•	its current reports on Form 8-K filed with the SEC on April 4, 2003, June 2, 2003 and August 8, 2003; and

•	the description of its common stock contained in Interwoven’s registration statement on Form 8-A, filed with the SEC on September 20, 1999 registering the Interwoven common stock under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

iManage’s filings with the Securities and Exchange Commission incorporated by reference into this joint proxy statement/prospectus are:

•	its annual report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 26, 2003;

•	its quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 14, 2003;

•	its quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 8, 2003, as amended on August 11, 2003;

•	its definitive proxy statement for the 2003 annual meeting of iManage stockholders filed with the SEC on April 25, 2003;

•	its current report on Form 8-K filed with the SEC on August 8, 2003; and

•	the description of common stock contained in iManage’s registration statement on Form 8-A filed with the SEC on November 12, 1999 registering the iManage common stock under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You should rely only on the information contained in this joint proxy statement/prospectus. Neither Interwoven nor iManage has authorized anyone else to provide you with information that is different.

Any statement contained in a document incorporated or deemed to be incorporated in this joint proxy statement/prospectus by reference will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated in this joint proxy statement/prospectus by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of any securities pursuant to this joint statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this joint proxy statement/prospectus or in our affairs since the date of this joint statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Interwoven and iManage from other documents that each company has filed with the Securities and Exchange Commission but that have not been included in or delivered with this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please refer to the section of this joint proxy statement/prospectus entitled “Documents Incorporated by Reference” beginning on page 132 of this joint proxy statement/prospectus. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Interwoven’s and iManage’s SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interwoven and iManage will provide you with copies of this information, without charge, excluding all exhibits, unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus upon written or oral request. You should make any request for documents by November 13, 2003 to ensure timely deliver of the documents.

Requests for documents relating to Interwoven should be directed to:	Request for documents related to iManage should be directed to:
Interwoven, Inc. 803 11th Avenue Sunnyvale, California 94089 Attention: Investor Relations (408) 774-2000 Web site: http://www.interwoven.com	iManage, Inc. 950 Tower Lane, Suite 500 Foster City, California 94404 Attention: Investor Relations (650) 577-6500 Web site: http://www.imanage.com

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the Interwoven common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth or incorporated in this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Interwoven and its subsidiaries was provided by Interwoven, and the information contained in this proxy statement/prospectus with respect to iManage and its subsidiary was provided by iManage.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERWOVEN, INC.,

MAHOGANY ACQUISITION CORPORATION

AND

iMANAGE, INC.

AUGUST 6, 2003

A-i

A-ii

INDEX OF EXHIBITS

Exhibit A	Form of Company Voting Agreement

Exhibit B	Form of Parent Voting Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 6, 2003, among Interwoven, Inc., a Delaware corporation (“Parent”), Mahogany Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and iManage, Inc., a Delaware corporation (“Company”).

RECITALS

A.    The respective Boards of Directors of Parent, Merger Sub and Company have approved this Agreement, and declared advisable the merger of Company with and into Merger Sub (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”).

B.    For United States federal income tax purposes, the Merger is intended to qualify as a “reorganization” pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3.

C.    Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of Company are entering into Voting Agreements with Parent in the form of Exhibit A (the “Company Voting Agreement”).

D.    Concurrently with the execution of this Agreement, and as a condition and inducement to Company’s willingness to enter into this Agreement, certain stockholders of Parent are entering into Voting Agreements with Company in the form of Exhibit B (the “Parent Voting Agreement”).

E.    Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of Company are entering into Non-Competition Agreements with Parent which shall become effective as of the Effective Time (as defined in Section 1.2).

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.    Upon the terms and subject to the conditions of this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Company shall be merged with and into Merger Sub, the separate corporate existence of Company shall cease, and Merger Sub shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

1.2    Effective Time; Closing.    Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger, in such appropriate form as determined by the parties, with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date (as defined below). The closing of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, located at Silicon Valley Center, 801 California Street, Mountain View, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

1.3    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in the Certificate of Merger, this Agreement and the applicable provisions of Delaware Law.

1.4    Certificate of Incorporation; Bylaws.

(a)  At the Effective Time, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as follows: “The name of the corporation is ‘iManage, Inc.’”

(b)  At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws.

1.5    Directors and Officers.    The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

1.6    Effect on Capital Stock.    Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:

(a)  Conversion of Company Common Stock.    Each share of common stock, par value $0.001 per share, of Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b) and any Dissenting Shares (as defined in Section 1.7(j)), will be canceled and extinguished and automatically converted (subject to Section 1.6(e)) into the right to receive (i) 2.0943 (the “Stock Exchange Ratio”) shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) and (ii) $1.20 in cash, without interest (the “Per Share Cash Consideration”), upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.7(e). Company Common Stock that is Company Restricted Stock (as defined in Section 1.9) shall be subject to the provisions of Section 1.9.

(b)  Cancellation of Company-Owned and Parent-Owned Stock.    Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c)  Stock Options; Employee Stock Purchase Plan.    At the Effective Time, all options to purchase Company Common Stock then outstanding under (i) Company’s 1997 Stock Option Plan (the “Company Stock Option Plan”) and (ii) Company’s 2000 Non-Officer Stock Option Plan (the “Company Non-Officer Stock Option Plan”, and collectively with the Company Stock Option Plan, the “Company Stock Option Plans”) shall be assumed by Parent in accordance with Section 5.10. Rights outstanding under Company’s 1999 Employee Stock Purchase Plan (the “Company ESPP”) shall be treated as set forth in Section 5.10.

(d)  Capital Stock of Merger Sub.    Each share of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub common stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(e)  Adjustments to Merger Consideration.    The Stock Exchange Ratio, the Per Share Cash Consideration and the Option Exchange Ratio shall each be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

1.7    Exchange of Certificates.

(a)  Exchange Agent.    Parent shall select an institution reasonably acceptable to Company to act as the exchange agent (the “Exchange Agent”) in the Merger and shall enter into an agreement with the Exchange Agent, reasonably satisfactory to Company.

(b)  Exchange Fund.    Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock and cash (such shares of Parent Common Stock and cash, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 1.6 and Section 1.7(e) in exchange for outstanding shares of Company Common Stock.

(c)  Exchange Procedures.    Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock and cash pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.7(e) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock (after aggregating all Certificates surrendered by such holder) into which such holder is entitled pursuant to Section 1.6(a) (which shall be in uncertificated book entry form unless a physical certificate is requested or required by applicable law or regulation), cash, payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of full shares of Parent Common Stock and cash into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d). No interest will be paid or accrued on any cash payable pursuant to Section 1.6(a), in lieu of fractional shares of Parent Common Stock or on any unpaid dividends or distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of Company, a certificate representing the proper number of shares of Parent Common Stock and cash may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(d)  Distributions With Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, (i) promptly after such surrender, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.7(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(e)  Fractional Shares.    No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock (that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s) (as defined in Section 1.7(c)), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, less the amount of any withholding taxes as contemplated by Section 1.7(f), which are required to be withheld with respect thereto, equal to the product of: (i) such fraction, multiplied by (ii) the average closing sale price of one share of Parent Common Stock for the ten most recent trading days that Parent Common Stock has traded ending on the trading day one day prior to the Closing Date, as reported on The Nasdaq Stock Market.

(f)  Required Withholding.    Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Requirement (as defined in Section 2.2(c)). To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(g)  Lost, Stolen or Destroyed Certificates.    In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock and cash into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(h)  No Liability.    Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i)  Termination of Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Section 1.7(i) shall thereafter look only to Parent for the shares of Parent Common Stock and cash, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.7(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 1.7(d), in each case, without any interest thereon.

(j)  Dissenting Shares.    If holders of shares of Company Common Stock and Company preferred stock are entitled to appraisal rights pursuant to Delaware Law in connection with the Merger, any Dissenting Shares will not be converted into the right to receive shares of Parent Common Stock and cash as provided in Section 1.6(a) and cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.7(e), but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Company will give Parent prompt notice (and in any case, within one business day) of any demand received by Company for appraisal of shares of Company Common Stock or Company preferred stock, and Parent will have the right to control all negotiations and proceedings with respect to such demand. Company agrees that, except with Parent’s prior written consent, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal. If any Company stockholder fails to make an effective demand for payment or otherwise loses his status as a holder of Dissenting Shares, Parent will, as of the later of the Effective Time or ten business days from the occurrence of such event, issue and deliver, upon surrender by such Company stockholder of its Certificate(s), the cash portion of the consideration, the shares of Parent Common Stock and any cash payment in lieu of fractional shares, in each case without interest thereon, to which such Company stockholder would have been entitled to under Section 1.6(a), subject to the other provisions of this Agreement. “Dissenting Shares” means any shares of Company Common Stock that are outstanding immediately prior to the Effective Time with respect to which dissenters’ rights to obtain payment for such dissenting shares in accordance with Delaware Law have been duly and properly exercised and perfected in connection with the Merger.

1.8    No Further Ownership Rights in Company Common Stock.    All shares of Parent Common Stock and cash issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.7(d) and (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.9    Restricted Stock.    If any shares of Company Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares (“Company Restricted Stock”) may be forfeited or repurchased by Company upon any termination of the stockholder’s employment, directorship or other relationship with Company (and/or any affiliate of Company) under the terms of any restricted stock purchase agreement or other agreement with Company, then the shares of Parent Common Stock issued upon the conversion of such shares of Company Common Stock in the Merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions and the cash payable pursuant to Section 1.6(a) in respect of such shares of Company Restricted Stock shall only be paid when the shares of Parent Common Stock into which such shares were converted vest in accordance with their terms; in the event such shares are forfeited or are repurchased, no such cash shall be paid or be payable. Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

1.10    Tax Consequences.    It is intended by the parties hereto that the Merger shall constitute a “reorganization” within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

1.11    Further Action.    At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company, any other actions to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated hereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

As of the date of this Agreement and as of the Closing Date, except as disclosed in the disclosure letter delivered by Company to Parent dated as of the date hereof (the “Company Disclosure Letter”) (each part of which (a “Part”) qualifies the correspondingly numbered representation or warranty and only such other representations or warranties to the extent the text of a disclosure made in such Part is disclosed in such a way as to make its relevance to such other representation or warranty readily apparent to a reasonable person), Company represents and warrants to Parent and Merger Sub as follows:

2.1    Organization; Subsidiaries.

(a)  Organization; Standing and Power.    Company and each of its subsidiaries (as defined in Section 8.3) (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3) on Company.

(b)  Charter Documents.    Company has delivered or made available to Parent: (i) a true and correct copy of the Certificate of Incorporation (including any Certificates of Designation) and Bylaws of Company, each as amended to date and (ii) the certificate of incorporation and bylaws, or like organizational documents of each of its subsidiaries (collectively with the documents identified in clause 2.1(b)(i) above, the “Company Charter Documents”), and each such instrument is in full force and effect. Neither Company nor any subsidiary is in violation of any of the provisions of any of the Company Charter Documents.

(c)  Minutes.    Company has made available to Parent and its representatives true and complete copies of the minutes of all meeting of the stockholders, the Board of Directors and each committee of the Board of Directors of Company and each of its subsidiaries since Company’s initial public offering of its common stock.

(d)  Subsidiaries.    Part 2.1(d) of the Company Disclosure Letter sets forth a list of each subsidiary of Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each such subsidiary have been validly issued and are fully paid and nonassessable and are owned by Company, a wholly-owned subsidiary of Company, or Company and another wholly-owned subsidiary of Company, free and clear of all Encumbrances, except for restrictions imposed by applicable securities laws, and are duly authorized, validly issued, fully paid and nonassessable. Other than the subsidiaries of Company, neither Company nor any of its subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other person.

2.2    Company Capitalization.

(a)  The authorized capital stock of Company consists solely of 100,000,000 shares of Company Common Stock, of which there were 24,475,658 shares issued and outstanding as of the close of business on August 5, 2003, 2,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Company Charter Documents or any Contract (as defined in Section 8.3) to which Company is a party or by which it is bound. As of the date of this Agreement, there are no shares of Company Common Stock held in treasury by Company or by any subsidiary of Company. There are 345,000 shares of Company Restricted Stock issued or outstanding. A list of the holders of Company Restricted Stock is set forth in Part 2.2(a) of the Company Disclosure Letter together with (i) the name of the holder of such Company Restricted Stock, (ii) the number of shares and the vesting schedule of the Company Restricted Stock held by each, (iii) the repurchase price of such Company Restricted Stock, (iv) the date on which such Company Restricted Stock was purchased or granted, (v) the applicable vesting schedule pursuant to which Company’s right of repurchase or forfeiture lapses, and (vi) the extent to which such Company right of repurchase or forfeiture has lapsed as of the date hereof.

(b)  As of the close of business on August 5, 2003, (i) 5,154,113 shares of Company Common Stock are subject to issuance pursuant to outstanding options to purchase Company Common Stock under the Company Stock Option Plan for an aggregate exercise price of $19,985,389, (ii) 1,353,855 shares of Company Common Stock are subject to issuance pursuant to outstanding options to purchase Company Common Stock under the Company Non-Officer Stock Plan (together with the options set forth in clause (i) above, the “Company Options”) for an aggregate exercise price of $4,270,948, and (iii) 989,479 shares of Company Common Stock are reserved for future issuance under the Company ESPP. Part 2.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted or assumed; (v) the vesting schedule of such Company Option, and the extent to which such Company Option is vested as of the date of this Agreement; and (vi) the date on which such Company Option expires. Company has made available to Parent an accurate and complete copy of the Company Stock Option Plans and the Company ESPP and the form of all stock option agreements evidencing Company Options. There are no options outstanding to purchase shares of Company Common Stock other than pursuant to the Company Stock Option Plans. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There will be no acceleration of vesting of the Company Options at the Effective Time or as a result of the Merger or the transactions contemplated hereby or the occurrence of any subsequent event (such as the termination of employment of the option holder following consummation of the Merger). There are no Contracts of any character to which Company is bound obligating Company to accelerate the vesting of any Company Option as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent event). There are no outstanding or authorized stock appreciation, profit participation, “phantom stock,” or other similar plans or Contracts with respect to Company or any of its subsidiaries. A list of the holders of warrants to purchase capital stock of Company is set forth in Part 2.2(b) of the Company Disclosure Letter together with (i) the name and address of the holder of such warrant, (ii) the number of shares and the vesting schedule of the warrants held by each, (iii) the per share exercise price of such warrant, (iv) the date on which such warrant was purchased or granted, and (v) the applicable vesting schedule.

(c)  All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each subsidiary of Company have been issued and granted in all material respects in compliance with (i) all applicable securities laws and other applicable material Legal Requirements and (ii) all requirements set forth in applicable Contracts pursuant to which such securities were issued. For the purposes of this Agreement, “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, judgment, injunction, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined in Section 2.4).

2.3    Obligations With Respect to Capital Stock.    Except as set forth in Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Company owns free and clear of all Encumbrances (as defined in Section 8.3), directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights) or other Contracts of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of, extend the exercise period of, or enter into any such subscription, option, warrant, equity security, call, right or other Contract. There is no liability for dividends accrued but unpaid. Neither Company nor any of its subsidiaries have any authorized, issued, or outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the stockholders have the right to vote (“Voting Debt”). Except for the Company Voting Agreements, there are no registration rights, and there is no voting agreement, voting trust, proxy, rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which Company is a party or by which it is bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Company is not under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be issued.

2.4    Authority; Non-Contravention.

(a)  Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the transactions contemplated hereby, subject only to (i) the approval and adoption of this Agreement and the approval of the Merger by Company’s stockholders as required by Delaware Law (the “Company Stockholder Approvals”), and (ii) the filing of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is sufficient for Company’s stockholders to approve and adopt this Agreement and approve the Merger, and no other approval of any holder of any securities of Company is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Company and, assuming the due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

(b)  The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the Company Stockholder Approvals and compliance with the requirements set forth in Section 2.4(c), conflict in any material respect with or violate any material Legal Requirement applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective material properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Company’s or any of its subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the material properties or assets of Company or any of its subsidiaries pursuant to, any material Contract to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective material assets are bound or affected, in each case that is material to Company. Part 2.4(b) of the Company Disclosure Letter lists all consents, waivers and approvals under any of Company’s or any of its subsidiaries’ Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would reasonably be likely to materially affect the ability of Parent to conduct Company’s business as currently conducted.

(c)  No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic (“Governmental Entity”) or other person, is required to be obtained or made by Company or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.18) and a Schedule 13D with regard to the Parent Voting Agreements with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the effectiveness of the Registration Statement (as defined in Section 2.18), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the securities or antitrust laws of any foreign country (“Necessary Consents”) and (iv) such other consents, orders or authorizations of, filings, approvals, declarations or filings with any Governmental Entity which if not obtained or made would not reasonably be likely to materially affect the ability of the parties to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such requirement.

2.5    SEC Filings; Company Financial Statements.

(a)  Company has filed all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be filed by Company with the SEC since the effective date of the registration statement of Company’s initial public offering and has made available to Parent via EDGAR Company’s filings with the SEC. All such required forms, statements, schedules, reports and documents (including those that Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Company SEC Report. None of Company’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Company and its subsidiaries as at the respective dates thereof and the consolidated results of Company’s and its subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments and quarter-end adjustments. The balance sheet of Company as of March 31, 2003 contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Company Financials, since the date of the Company Balance Sheet, neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, and the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement and the transactions contemplated hereby. All reserves established by Company that are set forth in or reflected in the Company Balance Sheet are adequate. The Financial Statements comply in all material respects with the American Institute of Certified Public Accountants’ Statement of Position 97-2.

(c)  Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

(d)  Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 promulgated under the Exchange Act) designed to ensure that material information relating to Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer. To Company’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of Company’s internal controls which could adversely affect Company’s ability to record, process, summarize and report financial data. To Company’s knowledge, there is no fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls.

2.6    Absence of Certain Changes or Events.    Since the date of the Company Balance Sheet there has not been until the date hereof: (i) any Material Adverse Effect with respect to Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by Company or any of its subsidiaries of any of Company’s or its subsidiaries’ capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company’s or any of its subsidiaries’ capital stock, (iv) any granting by Company or any of its subsidiaries of any increase in salary or fees or payment of any bonus to any of their directors or executive officers, in any case, in excess of 10% of any such amount prior to such increase, (v) any making of any loan or providing any advance to their directors or employees, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into, or modification or amendment of, any currently effective employment, severance, termination or indemnification Contract or any Contract the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving Company of the nature contemplated hereby, (vi) any change or alteration in the policy of Company or its subsidiaries relating to the granting of stock options or other equity compensation to their directors, employees and consultants, (vii) entry by Company or any of its subsidiaries into, or material modification, amendment or cancellation of, any licensing or other Contract with regard to the use, acquisition or licensing of any material

Intellectual Property (as defined in Section 2.9) other than licenses, assignment agreements, or other similar Contracts entered into in the ordinary course of business consistent with past practice, (viii) entry by Company or any of its subsidiaries into, or material modification, amendment or cancellation of, any material Contract other than in the ordinary course of business consistent with past practice, (ix) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (x) any material revaluation by Company or any of its subsidiaries of any of their material assets, including writing off notes or accounts receivable other than in the ordinary course of business, (xi) any cancellation by Company or any of its subsidiaries of any debts or waiver of any claims or rights of material value, and (xii) any sale, transfer or other disposition outside of the ordinary course of business of any material properties or assets (real, personal or mixed, tangible or intangible) by Company or any of its subsidiaries.

2.7    Taxes.

(a)  Company and each of its subsidiaries have timely filed all material federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to Taxes (as hereinafter defined) required to be filed by or on behalf of Company and each of its subsidiaries with any Tax authority, such Returns are true, correct and complete in all material respects, and Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

(b)  Company and each of its subsidiaries have withheld all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act (“FICA”) and other Taxes required to be withheld, and Company and its subsidiaries have paid such Taxes to the appropriate Tax authorities by the applicable due date.

(c)  Neither Company nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any material Tax deficiency outstanding, proposed in writing or assessed against Company or any of its subsidiaries, nor has Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d)  To Company’s knowledge, no audit or other examination of any Return of Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination.

(e)  No adjustment relating to any Returns filed by Company or any of its subsidiaries has been proposed formally or informally in writing by any Tax authority to Company or any of its subsidiaries or any representative thereof.

(f)  Neither Company nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to Company other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company and its subsidiaries in the ordinary course.

(g)  Neither Company nor any of its subsidiaries has (a) ever been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does Company or any of its subsidiaries owe any amount under any such agreement (c) any liability for the Taxes of any person (other than Company or any of its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise and (d) ever been a party to any joint venture, partnership or other agreement that was treated as a partnership for Tax purposes.

(h)  Except as may be required as a result of the Merger, Company and its subsidiaries have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) ending after December 31, 2002 pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

(i) None of Company’s or its subsidiaries’ assets are tax exempt use property within the meaning of Section 168(h) of the Code.

(j)  Company has not been distributed in a transaction qualifying under Section 355 of the Code within the last two years, nor has Company distributed any corporation in a transaction qualifying under Section 355 of the Code within the last two years.

(k)  Company is not aware of any fact, circumstance, plan or intention on the part of Company that would be reasonably likely to prevent the Merger from qualifying as a “reorganization” pursuant to the provisions of Section 368 of the Code.

For the purposes of this Agreement, “Tax” or “Taxes” refers to (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated consolidated, combined or unitary group, and (iii) any liability for amounts of the type described in clauses (i) and (ii) as a result of any express or implied obligation to indemnify another person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

2.8    Title and Operation of Properties.

(a)  Part 2.8 of the Company Disclosure Letter lists all real property owned by Company or any of its subsidiaries and all material real property leases to which Company or any of its subsidiaries is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or material event of default by Company or any of its subsidiaries or, to the knowledge of Company, by any third party thereto (or event which with notice or lapse of time, or both, would constitute a default).

(b)  Company or one of its subsidiaries (i) has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business), in each case, free and clear of any Encumbrances, except as reflected in the Company Financials and except for Encumbrances for Taxes not yet due and payable and such Encumbrances which are not material in character, amount or extent and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

2.9    Intellectual Property.

(a)  Definitions.    For the purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all rights in: (a) United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) trade secrets, proprietary information and know how; (c) copyrights, including registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet (collectively, “Domain Names”); (e) industrial designs and any registrations and applications therefor throughout the world; (f) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (g) databases and data collections throughout the world; (h) moral and economic rights of authors and inventors, however denominated, throughout the world; and (i) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Company Intellectual Property” means any Intellectual Property that is owned by Company or any of its subsidiaries.

“Licensed Intellectual Property” means Intellectual Property owned by a third party that Company or any of its subsidiaries has a right to use, exploit or practice by virtue of a license grant, immunity from suit or otherwise.

“Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned by Company or any of its subsidiaries.

“Software” means any and all computer software and code, including assemblers, applets, compilers, source code, object code, schematics, test methodologies, data (including image and sound data) and databases and data collections, design tools and user interfaces, in any form or format, however fixed. Software shall include source code listings and documentation.

“Company Products” means all products, Software or service offerings that have been sold or offered for sale, distributed or otherwise disposed of prior to the date of this Agreement by or on behalf of Company or any of its subsidiaries, or which Company or any of its subsidiaries currently intends to sell, distribute or otherwise dispose of in the future, including any products, Software or service offerings under development.

(b)  Part 2.9(b) of the Company Disclosure Letter sets forth (i) all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been filed, issued or registered, and (ii) all inter parties proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any of the Company Intellectual Property.

(c)  Part 2.9(c) of the Company Disclosure Letter sets forth a list (by name and version number) of all currently offered Company Products.

(d)  Other than widely available commercial end-user licenses that have an individual acquisition cost of $5,000 or less, or “click wrap” or “shrink wrap” licenses, Part 2.9(d) of the Company Disclosure Letter sets forth a list of all currently effective Contracts, licenses and agreements to which Company or any of its subsidiaries is a party (i) with respect to Company Intellectual Property or currently offered Company Products licensed or transferred to any third party, or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property, software, or technology, used in the currently offered Company Products, to Company or any of its subsidiaries.

(e)  Company has a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Company Products, and maintains a database covering the foregoing.

(f)  There are no claims or suits pending or, to the knowledge of Company, threatened challenging the ownership, use, validity or enforceability of any Company Intellectual Property. There are no settlements, forbearances to sue, consents, judgments, orders or similar obligations (other than license agreements in the ordinary course of business) which: (i) restrict Company’s rights in or under any Intellectual Property; (ii) restrict

Company’s business or the use, transfer or licensing by Company or any of its subsidiaries of any of the currently offered Company Products, in order to accommodate a third party’s Intellectual Property rights; or (iii) permit third parties to use any Company Intellectual Property.

(g)  Each item of Company Registered Intellectual Property is valid, and except where not doing so is consistent with reasonable business judgment, all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property. Notwithstanding the foregoing, with respect to patent applications and patent rights, the representations in this Section 2.9(g) are made to the knowledge of Company.

(h)  Company or one of its subsidiaries is the sole owner of each item of Company Intellectual Property free and clear of any Encumbrances (excluding licenses and related restrictions granted by Company in the ordinary course of business), and Company is not currently party to any Contract that would give rise to any Encumbrances on any Company Intellectual Property after the Closing.

(i)  Neither Company nor any of its subsidiaries has disclosed the source code for any of the Software owned by it or incorporated in any Company Products to any third party, and Company has taken commercially reasonable measures to prevent disclosure of such source code.

(j) No Public Software (as defined below) forms part of any Company Product, or is incorporated, in whole or in part, or has been distributed, in whole or in part, in conjunction with any Company Product. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License. Notwithstanding the foregoing, with respect to Third Party Product Technology (as defined below), the representations in this Section 2.9(j) are made to the knowledge of Company.

(k)  To the extent that any technology, Software or Intellectual Property developed or owned by a third party (including consultants but excluding Employees) is incorporated into, integrated or bundled with any of the currently offered Company Products (“Third Party Product Technology”), Company and its subsidiaries have a written agreement with such third party with respect thereto pursuant to which Company and its subsidiaries either (i) have obtained sole ownership of, or (ii) have obtained perpetual, non terminable, exclusive licenses (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) in and to such Third Party Product Technology. To the knowledge of Company, there is no Third Party Product Technology used by Company (whether via an assignment, license, forbearance or other form of grant) and used in any of the Company Products, such that if the grant is revoked, expires or is terminated, a substitute could not be obtained from an alternative supplier on commercially reasonable terms, except where the unavailability of the substitute would not have a Material Adverse Effect on Company and its subsidiaries. To the extent any Intellectual Property incorporated into, integrated or bundled with, or used by Company or its subsidiaries in the development, manufacture or compilation of any of the Company Products was originally owned, invented or created by a Company Employee, (a) all right, title and interest in and to such Intellectual Property was transferred and assigned to Company, by contract or operation of law, and (b) no such Employee has retained any rights (other than the right to be named as an inventor or author) in or to such Intellectual Property.

(l)  Each of Company and its subsidiaries has not materially breached any term of any Contracts relating to (i) Company Intellectual Property, (ii) Licensed Intellectual Property, and (iii) Third Party Product Technology,

and, to the knowledge of Company, all other parties to such Contracts have not materially breached any term of such Contracts. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, any such Contract, or give any non-Company party to any such Contract the right to do any of the foregoing. Following the Closing Date, the Surviving Corporation in the Merger will be permitted to exercise all of Company’s and its subsidiaries’ rights under such Contracts to the same extent Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company or any of its subsidiaries would otherwise be required to pay.

(m)  Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any Contracts to which Company or any of its subsidiaries are a party, will result in (i) either Parent or the Merger Sub granting to any third party any right or license to any material Intellectual Property owned by, or licensed to, either of them prior to the Closing, (ii) either Parent or Merger Sub being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (including, without limitation, a covenant not to sue), or (iii) either Parent or Merger Sub being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

(n)  The operation of the business of Company and its subsidiaries, as currently conducted, including Company’s and its subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of Company Products and services, has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction. Notwithstanding the foregoing, with respect to patent applications and patent rights, the representations in this Section 2.9(n) are made to the knowledge of Company.

(o)  Neither Company nor any of its subsidiaries has received any written notice from any third party directly or indirectly alleging, nor to their knowledge, is there any other assertion or pending threat that their respective businesses or any Company Products, infringe or misappropriate the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction, or bringing to the attention of Company any third party’s patents or patent rights with respect to the Company Products.

(p)  To the knowledge of Company, no person has or is infringing or misappropriating any material Company Intellectual Property.

(q)  No government or university owns any right or interest in any Company Intellectual Property other than pursuant to licenses granted by Company in the ordinary course of business or otherwise scheduled anywhere in Part 2.9 of the Company Disclosure Letter.

(r)  Company and each of its subsidiaries have taken reasonable steps to protect Company’s and its subsidiaries’ rights in Company’s confidential information and trade secrets that it wishes to protect, or any trade secrets or confidential information of third parties provided to Company or any of its subsidiaries. Without limiting the foregoing, each of Company and its subsidiaries has and enforces a policy requiring each Employee to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent, and all Employees of Company and any of its subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Company.

(s)  Company and each of its subsidiaries are compliant in all material respects with all Legal Requirements relating to the collection and use of personally identifiable information (“PII”) gathered in the course of its respective operations, and Company and each of its subsidiaries are compliant in all material respects with the rules, policies and procedures established by Company from time to time with respect to the foregoing. No claims have been asserted or, to the knowledge of Company, threatened against Company or any of its subsidiaries (and to the knowledge of Company, no such claims are likely to be asserted or threatened against Company or any of its subsidiaries) by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights under any such rules, policies or procedures. The execution of this Agreement and the consummation of the transactions contemplated herein will not materially breach or otherwise cause any material violation of any terms and conditions of any Contract or applicable privacy policy of Company expressly governing the collection and use of PII. To the knowledge of Company, since Company’s initial public offering there has been no unauthorized access to or other misuse of PII.

2.10    Compliance with Laws.

(a)  Neither Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of any material Legal Requirement applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective material properties is bound or affected. To Company’s knowledge, no investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Company or any of its subsidiaries against Company or any of its subsidiaries, nor has Company or any of its subsidiaries received a written communication from any Governmental Entity indicating an intention to conduct an investigation of Company or any of its subsidiaries. There is no Legal Requirement binding upon Company or any of its subsidiaries which has or, to Company’s knowledge, could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Company or any of its subsidiaries in such a way as to be material and adverse to Company and its subsidiaries, taken as a whole, or any acquisition of material property by Company or any of its subsidiaries.

(b)  Company and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are required for the operation of the business of Company and its subsidiaries as currently conducted (collectively, the “Company Permits”), and are in compliance in all material respects with the terms of the Company Permits.

2.11    Litigation.    As of the date hereof, there are no claims, suits, actions or proceedings pending or, to the knowledge of Company, threatened against, relating to or affecting Company or any of its subsidiaries, before any Governmental Entity or any arbitrator. No Governmental Entity has at any time challenged or questioned in a writing delivered to Company or any of its subsidiaries or filed in any legal proceeding or otherwise the legal right of Company or any of its subsidiaries to design, market, offer or sell any of its services or products in the present manner or style thereof.

2.12    Employee Benefit Plans.

(a)  Definitions.    For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i)  “ERISA Affiliate” shall mean any other person or entity under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

(ii)  “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, contributed to, or required to be contributed to, by Company or any ERISA Affiliate for the benefit of any Employee or under which Company has any material liability;

(iii)  “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(iv)  “DOL” shall mean the Department of Labor;

(v)  “Employee” shall mean any current, former, or retired employee, officer, or director of Company;

(vi)  “Employee Agreement” shall mean each management, employment, severance, consulting, relocation or similar agreement or contract between Company or any ERISA Affiliate and (A) any Employee, requiring annual or one time payments in excess of $100,000, or (B) any consultant, requiring annual or one time payments in excess of $100,000;

(vii)  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(viii)  “FMLA” shall mean the Family Medical Leave Act of 1993, as amended;

(ix)  “International Employee Plan” shall mean each Company Employee Plan that has been adopted or maintained by Company or any of its ERISA Affiliates, whether informally or formally, for the benefit of Employees outside the United States;

(x)  “IRS” shall mean the Internal Revenue Service;

(xi)  “Multiemployer Plan” shall mean any “Pension Plan” (as defined below) which is a “multiemployer plan,” as defined in Section 3(37) of ERISA; and

(xii)  “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(b)  Schedule.    Part 2.12 of the Company Disclosure Letter contains an accurate and complete list of each material Company Employee Plan and each Employee Agreement. Neither Company nor any of its ERISA Affiliates (with respect to Employees) have any plan or commitment to establish any new Company Employee Plan, to materially modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

(c)  Documents.    Company has provided to Parent: (i) correct and complete copies of each material Company Employee Plan and each Employee Agreement including all amendments thereto; (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iii) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (iv) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans; (v) all material administrative service agreements, group annuity contracts and group insurance contracts related to Company Employee Plans to the extent applicable, and (vi) all registration statements and most recent prospectuses prepared in connection with each Company Employee Plan to the extent applicable.

(d)  Employee Plan Compliance.    (i) Each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with applicable laws and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, and ERISA or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination and, to Company’s knowledge, no event has occurred which would adversely affect the status of such determination letter or the qualified status of such Plan; (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened (other than claims for benefits) against any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, Company or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event or agreements that by their terms cannot be amended, terminated or discontinued unilaterally by Company); (vi) there are no audits or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Company Employee Plan; (vii) neither Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code; and (viii) all contributions due from Company with respect to any of the Company Employee Plans have been made as required under ERISA or have been accrued on the Company Balance Sheet.

(e)  Pension Plans.    Neither Company nor any ERISA Affiliate now or within the five year period preceding the date hereof, has maintained, established, sponsored, participated in, or contributed to, any Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code.

(f)  Multiemployer Plans.    At no time has Company or any of its ERISA Affiliates contributed to any Multiemployer Plan.

(g)  No Post-Employment Obligations.    No Company Employee Plan or Employment Agreement provides, or has any material liability to provide, retiree life insurance or retiree health benefits to any Employee for any reason, except (i) as may be required by COBRA, the Americans with Disabilities Act of 1990, as amended, the Health Insurance Portability and Accountability Act of 1996, as amended, the Women’s Health and Cancer Rights Act of 1998, the FMLA, and the regulations thereunder or other applicable law or statute, or (ii) benefits the full cost of which is borne by the current or former Employee or other beneficiary.

(h)  COBRA; FMLA.    The group health plans (as defined in Section 4980B(g) of the Code) that benefit employees of Company are in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, and the regulations thereunder, as such requirements affect Company.

(i)  Effect of Transaction.    The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or further events) constitute an event under any Company Employee Plan or Employee Agreement that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, extension of the exercise period, vesting, distribution, increase in benefits or obligation to fund benefits by Company with respect to any Employee. No payment or benefit which will be made by Company or its ERISA Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code or will be treated as a nondeductible remuneration within the meaning of Section 162(m) of the Code.

(j)  Employment Matters.    Company and each of its subsidiaries: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). As of the date hereof, there are no pending, or, to Company’s knowledge, threatened claims or actions against Company or any of its subsidiaries under any worker’s compensation policy or long-term disability policy.

(k)  Labor.    As of the date hereof, there are no actions, suits or claims pending, or, to the knowledge of Company, threatened relating to charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company or its subsidiaries. To Company’s knowledge, no Employee of Company or any of its subsidiaries has violated any employment Contract, nondisclosure agreement or noncompetition agreement by which such Employee is bound due to such Employee being employed by Company or any of its subsidiaries and disclosing to Company or any of its subsidiaries or using trade secrets or proprietary information of any other person or entity. No work stoppage or labor strike is pending, or to Company’s knowledge, threatened against Company or any of its subsidiaries. To Company’s knowledge, there are no pending or threatened activities or proceedings of any labor union to organize any Employees. To Company’s knowledge, neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Company nor any of its subsidiaries is presently, or has been in the past, a party to, or bound by, any collective bargaining agreement or other contract with any labor organization applicable to Employees and no such agreement is currently being negotiated by Company or any of its subsidiaries.

(l)  International Employee Plan.    Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or are fully accrued on the Company Balance Sheet to the extent required to be accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

2.13    Environmental Matters.

(a)  Hazardous Material.    Except as would not result in liability to Company or any of its subsidiaries that is material to Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, polychlorinated biphenyls (PCBs), asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”) are present, as a result of the actions of Company or any of its subsidiaries or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

(b)  Hazardous Materials Activities.    Except as would not result in a material liability to Company (in any individual case or in the aggregate) (i) neither Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Company nor any of its subsidiaries has disposed of, transported, sold, used, released or exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

2.14    Certain Agreements.    Except as filed as exhibits or appendices to any of the Company SEC Reports, Part 2.14 of the Company Disclosure Letter (which is divided into subsections referenced to the clauses below) sets forth a complete list of each of the following Contracts of Company or any of its subsidiaries:

(a)  any employment or consulting Contract with any employee, member of Company’s Board of Directors, or contractor requiring annual or one time payments of $100,000 or more, other than those that are terminable by Company or any of its subsidiaries on no more than thirty days notice without liability or financial obligation;

(b)  any Contract, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c)  any guaranty or any instrument evidencing indebtedness for borrowed money involving more than $100,000, or any Contract of indemnification, other than licenses of Company’s Software in the ordinary course of business consistent with past practice;

(d)  any Contract containing covenants purporting to limit Company’s or any of its subsidiaries’ freedom to compete in any line of business or in any geographic area or which would so limit Parent, Company or Surviving Corporation or any of their subsidiaries after the Effective Time or granting any exclusive Intellectual Property license, distribution rights or other exclusive rights;

(e)  any Contract currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business, or pursuant to which Company has any material ownership or participation interest in any corporation, partnership, joint venture, strategic alliance or other business enterprise other than Company’s subsidiaries;

(f)  any Contract with regard to the acquisition or licensing of any material Intellectual Property other than licenses, assignments, or other similar Contracts entered into in the ordinary course of business consistent with past practice;

(g)  any Contract with any current (i) officer, (ii) director, (iii) holder of 5% or more of the capital stock of Company or (iv) subsidiary, in any case of (i), (ii) and (iv), of Company or any subsidiary of Company;

(h)  any executed but not fully performed Contract providing for capital expenditures by Company or its subsidiaries in excess of $150,000;

(i)  any dealer, distributor, joint marketing or development Contract, under which Company or any of its subsidiaries have continuing obligations or costs in excess of $150,000 per year pursuant to the written terms of the Contract, which may not be canceled without penalty upon notice of 90 days or less;

(j)  any agreement pursuant to which Company or any of its subsidiaries have continuing obligations to jointly develop any Intellectual Property;

(k)  any Contract to provide source code to any third party for any product or technology;

(l)  any Contract (i) containing any support or maintenance obligation on the part of Company or any of its subsidiaries outside of the ordinary course of business consistent with past practice or (ii) containing any service obligation or cost on the part of Company or any of its subsidiaries in excess of $125,000, other than those obligations that are terminable by Company or any of its subsidiaries on no more than 30 days notice without liability or financial obligation to Company or its subsidiaries;

(m)  any Contract with any third party to integrate and distribute the products, services or technology of Company or of any of its subsidiaries with such third party’s products or services;

(n)  any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit in excess of $125,000, other than accounts receivables and payables in the ordinary course of business;

(o)  settlement agreements entered into with Employees within two years prior to the date hereof involving payments in excess of $200,000 and any other settlement agreement entered into within two years prior to the date of this Agreement involving payments in excess of $100,000;

(p)  any Contract or commitment pursuant to which Company or any of its subsidiaries is obligated to pay in the future in excess of $175,000 in any one year period which is not terminable by Company or its subsidiaries without penalty in excess of $125,000 upon notice of 30 days or less;

(q)  any other Contract that has a value of $250,000 or more in any individual case not described in clauses (a) through (p) above; or

(r)  any other “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC) or other Contract currently in effect, the cancellation or breach of which would reasonably be expected to have a Material Adverse Effect on Company.

The Contracts required to be disclosed in the Company Disclosure Letter pursuant to clauses (a) through (r) above or pursuant to Section 2.9 or are required to be filed as exhibits or appendices to any Company SEC Report (“Company Contracts”) are valid and in full force and effect with respect to Company, except to the extent that such invalidity would not be material to Company. Neither Company nor any of its subsidiaries is in material breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has materially breached, violated or defaulted, any of the terms or conditions of any Company Contracts.

2.15    Customer Contracts.

(a)  Part 2.15 of the Disclosure Letter lists the ten customers of Company and its subsidiaries that have contributed the most revenue, in the aggregate, to Company and its subsidiaries in the current fiscal year (“Key Customers”). Part 2.15 of the Disclosure Letter also lists each material Contract between a Key Customer and Company or its subsidiaries (“Key Customer Contract”). Each Key Customer Contract is in full force and effect. Neither Company nor any of its subsidiaries, nor to Company’s knowledge, any other party thereto, is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted, any of the terms or conditions of any Key Customer Contract. Neither Company nor any of its subsidiaries has received any written or oral indication or assertion from any Key Customer that there has been any material problem with the service Company or its subsidiaries provide to such Key Customers or that a Key Customer desires to amend, decrease services pursuant to, terminate, relinquish or not renew any Key Customer Contract.

(b)  Neither Company nor any of its subsidiaries has provided to its Key Customers, other than in the ordinary course of business and other than consistent with the terms of the standard form customer Contract for such product or service in the form previously provided to Parent, (i) any warranties, representations, covenants or guarantees regarding products or services provided by Company or its subsidiaries; (ii) any rights to obtain refunds or credits with respect to any product or service provided by Company or its subsidiaries; and (iii) any indemnities with respect to Intellectual Property infringement or the performance or availability of any product or service of Company or any of its subsidiaries.

2.16    Brokers’ and Finders’ Fees.    Except for fees payable to Thomas Weisel Partners LLC pursuant to an engagement letter dated July 24, 2003, a summary of which has been provided to Parent, neither Company nor any of its subsidiaries has incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.17    Insurance.    Part 2.17 of the Company Disclosure Letter sets forth a list of all insurance policies and fidelity bonds carried by Company or any of its subsidiaries involving annual premiums in excess of $50,000 and the amounts of coverage provided, and premiums payable, thereunder. Such policies and bonds are written by insurers of recognized financial responsibility against such risks and losses and in such amounts as is reasonably sufficient for the conduct of the business of Company and its subsidiaries, including to cover the replacement cost of the fixed assets used in Company’s and its subsidiaries’ businesses. There is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid and Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

2.18    Disclosure.    The information supplied by Company for inclusion in the Form S-4 (or any similar successor form thereto) Registration Statement to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (the “Registration Statement”) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Company for inclusion or incorporation by reference in the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement (the “Proxy Statement/Prospectus”) shall not, on the date the Proxy Statement/Prospectus is mailed to Company’s stockholders or Parent’s stockholders, at the time of the meeting of Company’s stockholders (the “Company Stockholders’ Meeting”) to consider the Company Stockholder Approvals, at the time of the meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”) to consider the Parent Stockholder Approvals (as defined in Section 3.4(a)) or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting which has become false or misleading. The proxy statement included in the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub that is contained in any of the foregoing documents.

2.19    Board Approval.    The Board of Directors of Company has, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified (i) determined that the Merger is fair to, and in the best interests of Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) declared the advisability of the Merger and unanimously recommended that the stockholders of Company approve and adopt this Agreement and approve the Merger, (iv) directed that such matter be submitted to Company stockholders at the Company Stockholders Meeting and (v) taken all actions such that the restrictions contained in Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203) and every other applicable state anti-takeover, control share acquisition, fair price, moratorium or other similar statute or regulation (each, a “Takeover Statute”) are not applicable to the execution, delivery or performance of this Agreement or the Company Voting Agreements or to the consummation of the Merger.

2.20    Fairness Opinion.    Company’s Board of Directors has received an opinion from Thomas Weisel Partners LLC, dated as of August 6, 2003, to the effect that, as of such date, the consideration to be received by Company’s stockholders in the Merger is fair to Company’s stockholders from a financial point of view, and will deliver to Parent a copy of such opinion as soon as practicable after a written copy thereof is executed.

2.21    Affiliates.    Part 2.21 of the Company Disclosure Letter is a complete list of those persons who may be deemed to be, in Company’s reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act. Except as set forth in the Company SEC Reports, since the date of

Company’s last proxy statement filed with the SEC, no event has occurred as of the date of this Agreement that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (except for amounts due as normal salaries and bonuses and reimbursements of ordinary expenses).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As of the date of this Agreement and as of the Closing Date, except as disclosed in the disclosure letter delivered by Parent to Company dated as of the date hereof (the “Parent Disclosure Letter”) (each Part of which qualifies the correspondingly numbered representation or warranty and only such other representations or warranties to the extent the text of a disclosure made in such Part is disclosed in such a way as to make its relevance to such other representation or warranty readily apparent to a reasonable person), Parent and Merger Sub represent and warrant as follows:

3.1    Organization of Parent and Merger Sub.

(a)  Organization; Standing and Power.    Each of Parent and Merger Sub (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(b)  Charter Documents.    Parent has delivered or made available to Company: (i) a true and correct copy of the Certificate of Incorporation (including any Certificate of Designations) and Bylaws of Parent, each as amended to date and (ii) the Certificate of Incorporation and Bylaws, of Merger Sub (the documents identified in clauses (i) and (ii), collectively, the “Parent Charter Documents”), and each such instrument is in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of any of the Parent Charter Documents.

3.2    Parent and Merger Sub Capitalization.

(a)  The authorized capital stock of Parent consists solely of 500,000,000 shares of Parent Common Stock, of which there were 105,937,482 shares issued and outstanding as of the close of business on August 5, 2003, and 5,000,000 shares of Preferred Stock, par value $0.001 per share, none of which are issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable  and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any Contract to which Parent is a party or by which it is bound.

(b)  As of the close of business on August 5, 2003, (i) 27,198,713 shares of Parent Common Stock are subject to issuance pursuant to outstanding options to purchase Parent Common Stock, and (ii) 746,730 shares of Parent Common Stock are reserved for future issuance under Parent’s 1999 Employee Stock Purchase Plan. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

(c)  The authorized capital stock of Merger Sub consists of 100 shares of common stock, $0.001 par value, all of which, as of the date hereof, are issued and outstanding and are held directly by Parent. All of the outstanding shares of Merger Sub’s common stock have been duly authorized and validly issued, and are fully paid and nonassessable. Merger Sub has no subsidiaries.

(d)  Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

(e)  The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable.

3.3    Obligations With Respect to Capital Stock.    Except as set forth in Section 3.2, there are no equity securities, partnership interests or similar ownership interests of any class of Parent equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Parent owns free and clear of all Encumbrances, directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of Parent that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Parent, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights) or other Contracts of any character to which Parent or any of its subsidiaries is a party or by which it is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right or other Contract.

3.4    Authority; Non-Contravention.

(a)  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the transactions contemplated hereby, subject only to (i) approval by Parent’s stockholders of the issuance of Parent Common Stock in connection with the Merger as required under the rules of Nasdaq (the “Parent Stockholder Approvals”), and (ii) the filing of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority of the Parent Common Stock present or represented by proxy at the Parent Stockholders’ Meeting is sufficient for Parent’s stockholders to approve the issuance of Parent Common Stock in connection with the Merger, and no other approval of any holder of any securities of Parent is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the valid and binding obligations of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

(b)  The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent Charter Documents, (ii) subject to obtaining the Parent Stockholder Approval and compliance with the requirements set forth in Section 3.4(c), conflict in any material respect with or violate any material Legal Requirement applicable to Parent or Merger Sub or by which any of their respective material properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective material assets are bound or affected, in each case that is material to Parent.

(c)  No consent, approval, order or authorization of, or registration with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus and the Registration Statement with the SEC and a Schedule 13D with regard to the Company Voting Agreements in accordance with the Securities Act and the Exchange Act, and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or the Surviving Corporation or materially affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such requirement.

3.5    SEC Filings; Parent Financial Statements.

(a)  Parent has filed all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be filed by Parent with the SEC since the effective date of the registration statement of Parent’s initial public offering, and has made available to Company via EDGAR Parent’s filings with the SEC. All such required forms, statements, schedules, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Parent SEC Report. None of Parent’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments and quarter-end adjustments. The balance sheet of Parent as of March 31, 2003 contained in Parent SEC Reports is hereinafter referred to as the “Parent Balance Sheet.” Except as disclosed in the Parent Financials, since the date of the Parent Balance Sheet, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet which are individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as whole, except for liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices, and the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement and the transactions contemplated hereby.

(c)  Parent has heretofore furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

(d)  Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 promulgated under the Exchange Act) designed to ensure that material information relating to Parent, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer. To Parent’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of Parent’s internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data. To Parent’s knowledge, there is no fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

3.6    Absence of Certain Changes or Events.    Since the date of the Parent Balance Sheet until the date hereof, there has not been (i) any Material Adverse Effect with respect to Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s or any of its subsidiaries’ capital stock, (iii) entry by Parent or any of its subsidiaries into or material modification, amendment or cancellation of, any licensing or other Contract with regard to the use, acquisition or licensing of any material Intellectual Property other than licenses, assignment agreements, or other similar Contracts entered into in the ordinary course of business consistent with past practice.

3.7    Taxes.

(a)  Parent has timely filed all material Returns relating to Taxes required to be filed by or on behalf of Parent and each of its subsidiaries with any Tax authority, such Returns are true, correct and complete in all material respects, and Parent and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

(b)  Parent and each of its subsidiaries have withheld all federal and state income taxes, FICA Taxes and other Taxes required to be withheld, and Parent and its subsidiaries have paid such Taxes to the appropriate Tax authorities by the applicable due date.

(c)  Neither Parent nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any material Tax deficiency outstanding, proposed in writing or assessed against Parent or any of its subsidiaries, nor has Parent or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d)  To the knowledge or Parent, no audit or other examination of any Return of Parent or any of its subsidiaries by any Tax authority in writing is presently in progress, nor has Parent or any of its subsidiaries been notified of any request for such an audit or other examination.

(e)  Neither Parent nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Parent Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to Parent, other than any liability for unpaid Taxes that may have accrued since the date of the Parent Balance Sheet in connection with the operation of the business of Parent and its subsidiaries in the ordinary course.

(f)  Neither Parent nor any of its subsidiaries has (a) ever been a member of an affiliated group (within the meaning of Code Section 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does Parent or any of its subsidiaries owe any amount under any such agreement (c) any liability for the Taxes of any person (other than Parent or any of its subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise and (d) ever been a party to any joint venture, partnership or other agreement that was treated as a partnership for Tax purposes.

(g)  None of Parent’s or its subsidiaries’ assets are tax exempt use property within the meaning of Section 168(h) of the Code.

(h)  Parent has not been distributed in a transaction qualifying under Section 355 of the Code within the last two years, nor has Parent distributed any corporation in a transaction qualifying under Section 355 of the Code within the last two years.

(i)  Parent is not aware of any fact, circumstance, plan or intention on the part of Parent that would be reasonably likely to prevent the Merger from qualifying as a “reorganization” pursuant to the provisions of Section 368 of the Code.

3.8    Intellectual Property.

(a)  Definitions.    For the purposes of this Section 3.8, the following terms have the following meanings:

“Parent Intellectual Property” means any Intellectual Property that is owned by Parent or any of its subsidiaries.

“Parent Licensed Intellectual Property” means Intellectual Property owned by a third party that Parent or any of its subsidiaries has a right to use, exploit or practice by virtue of a license grant, immunity from suit or otherwise.

“Parent Registered Intellectual Property” means all Registered Intellectual Property owned by Parent or any of its subsidiaries.

“Parent Products” means all products, Software or service offerings that have been sold or offered for sale, distributed or otherwise disposed of prior to the date of this Agreement by or on behalf of Parent or any of its subsidiaries, or which Parent or any of its subsidiaries currently intends to sell, distribute or otherwise dispose of in the future, including any products, Software or service offerings under development.

(b)  Parent has a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Parent Products, and maintains a database covering the foregoing.

(c)  There are no claims or suits pending or, to the knowledge of Parent, threatened challenging the ownership, use, validity or enforceability of any Parent Intellectual Property. There are no settlements, forbearances to sue, consents, judgments, orders or similar obligations (other than license agreements in the ordinary course of business) which: (i) restrict Parent’s rights in or under any Intellectual Property; (ii) restrict Parent’s business or the use, transfer or licensing by Parent or any of its subsidiaries of any of the currently offered Parent Products, in order to accommodate a third party’s Intellectual Property rights; or (iii) permit third parties to use any Parent Intellectual Property.

(d)  Each item of Parent Registered Intellectual Property is valid, and except where not doing so is consistent with reasonable business judgment, all necessary registration, maintenance and renewal fees in connection with such Parent Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Parent Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Parent Registered Intellectual Property. Notwithstanding the foregoing, with respect to patent applications and patent rights, the representations in this Section 3.8(d) are made to the knowledge of Parent.

(e)  Parent or one of its subsidiaries is the sole owner of each item of Parent Intellectual Property free and clear of any Encumbrances (excluding licenses and related restrictions granted by Parent in the ordinary course of business), and Parent is not currently party to any Contract that would give rise to any Encumbrances on any Parent Intellectual Property after the Closing.

(f)  Neither Parent nor any of its subsidiaries has disclosed the source code for any of the Software owned by it or incorporated in any Parent Products to any third party, and Parent has taken commercially reasonable measures to prevent disclosure of such source code.

(g)  No Public Software (as defined below) forms part of any Parent Product, or is incorporated, in whole or in part, or has been distributed, in whole or in part, in conjunction with any Parent Product. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License. Notwithstanding the foregoing, with respect to Third Party Parent Product Technology (as defined below), the representations in this Section 3.9(g) are made to the knowledge of Parent.

(h)  To the extent that any technology, Software or Intellectual Property developed or owned by a third party (including consultants but excluding Employees) is incorporated into, integrated or bundled with any of the currently offered Parent Products (“Third Party Parent Product Technology”), Parent and its subsidiaries have a written agreement with such third party with respect thereto pursuant to which Parent and its subsidiaries either (i) have obtained sole ownership of, or (ii) have obtained perpetual, non terminable, exclusive licenses (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) in and to such Third Party Parent Product Technology. To the knowledge of Parent, there is no Third Party Parent Product Technology used by Parent (whether via an assignment, license, forbearance or other form of grant) and used in any of Parent Products, such that if the grant is revoked, expires or is terminated, a substitute could not be obtained from an alternative supplier on commercially reasonable terms, except where the unavailability of the substitute would not have a Material Adverse Effect on Parent and its subsidiaries. To the extent any Intellectual Property incorporated into, integrated or bundled with, or used by Parent or its subsidiaries in the development, manufacture or compilation of any of Parent Products was originally owned, invented or created by a Parent Employee, (a) all right, title and interest in and to such Intellectual Property was transferred and assigned to Parent, by contract or operation of law, and (b) no such Employee has retained any rights (other than the right to be named as an inventor or author) in or to such Intellectual Property.

(i)  Each of Parent and its subsidiaries has not materially breached any term of any Contracts relating to (i) Parent Intellectual Property, (ii) Parent Licensed Intellectual Property, and (iii) Third Party Parent Product Technology, and, to the knowledge of Parent, all other parties to such Contracts have not materially breached any term of such Contracts. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, any such Contract, or give any non-Parent party to any such Contract the right to do any of the foregoing. Following the Closing Date, the Surviving Corporation in Merger will be permitted to exercise all of Parent’s and its subsidiaries’ rights under such Contracts to the same extent Parent and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Parent or any of its subsidiaries would otherwise be required to pay.

(j)  Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) either Parent or the Merger Sub granting to any third party any right or license to any material Intellectual Property owned by, or licensed to, either of them prior to the Closing, (ii) either Parent or Merger Sub being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (including, without limitation, a covenant not to sue), or (iii) either Parent or Merger Sub being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

(k)  The operation of the business of Parent and its subsidiaries, as currently conducted, including Parent’s and its subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of Parent Products and services, has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction. Notwithstanding the foregoing, with respect to patent applications and patent rights, the representations in this Section 3.8(k) are made to the knowledge of Parent.

(l)  Neither Parent nor any of its subsidiaries has received any written notice from any third party directly or indirectly alleging, nor to their knowledge, is there any other assertion or pending threat that their respective businesses or any Parent Products, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction, or bringing to the attention of Parent any third party’s patents or patent rights with respect to Parent Products.

(m)  To the knowledge of Parent, no person has or is infringing or misappropriating any material Parent Intellectual Property.

(n)  No government or university owns any right or interest in any Parent Intellectual Property other than pursuant to licenses granted by Parent in the ordinary course of business or otherwise scheduled anywhere in Section 3.8 of Parent Disclosure Letter.

(o)  Parent and each of its subsidiaries have taken reasonable steps to protect Parent’s and its subsidiaries’ rights in Parent’s confidential information and trade secrets that it wishes to protect, or any trade secrets or confidential information of third parties provided to Parent or any of its subsidiaries. Without limiting the foregoing, each of Parent and its subsidiaries has and enforces a policy requiring each Employee to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent, and all Employees of Parent and any of its subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Parent.

(p)  Parent and each of its subsidiaries are compliant in all material respects with all Legal Requirements relating to the collection and use of PII gathered in the course of its respective operations, and Parent and each of its subsidiaries are compliant in all material respects with the rules, policies and procedures established by Parent from time to time with respect to the foregoing. No claims have been asserted or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries (and to the knowledge of Parent, no such claims are likely to be asserted or threatened against Parent or any of its subsidiaries) by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights under any such rules, policies or procedures. The execution of this Agreement and the consummation of the transactions contemplated herein will not materially breach or otherwise cause any material violation of any terms and conditions of any Contract or applicable privacy policy of Parent expressly governing the collection and use of PII. To the knowledge of Parent, since Parent’s initial public offering there has been no unauthorized access to or other misuse of PII.

3.9    Compliance with Laws.    Neither Parent nor any of its subsidiaries is in conflict with, or in default or in violation of any material Legal Requirement applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective material properties is bound or affected except, in each case, or in the aggregate, for conflicts, defaults and violations that would not have a Material Adverse Effect on Parent. To Parent’s knowledge, no investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Parent or any of its subsidiaries against Parent or any of its subsidiaries, nor, has any Governmental Entity indicated an intention to conduct an investigation of Parent or any of its subsidiaries. There is no Legal Requirement binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Parent or any of its subsidiaries, or any acquisition of material property by Parent or any of its subsidiaries.

3.10    Litigation.    There are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Parent.

3.11    Employee Benefit Plans.

(a)  Definitions.    For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i)  “Parent Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, contributed to, or required to be contributed to, by Parent or any ERISA Affiliate for the benefit of any Parent employee or under which Parent has any material liability;

(ii)  “Parent Pension Plan” shall mean each Parent Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(b)  Employee Plan Compliance.    (i) Each Parent Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with applicable laws and regulations, including but not limited to ERISA or the Code; (ii) each Parent Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, and ERISA or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination and, to Parent’s knowledge, no event has occurred which would adversely affect the status of such determination letter or the qualified status of such Plan; (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Parent Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Parent, threatened (other than claims for benefits) against any Parent Employee Plan; (v) each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event or agreements that by their terms cannot be amended, terminated or discontinued unilaterally by Parent); (vi) there are no audits or proceedings pending or, to the knowledge of Parent, threatened by the IRS or DOL with respect to any Parent Employee Plan; (vii) neither Parent nor any ERISA Affiliate is subject to any penalty or tax with respect to any Parent Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code; and (viii) all contributions due from Parent with respect to any of the Parent Employee Plans have been made as required under ERISA or have been accrued on the Parent Balance Sheet.

(c)  Parent Pension Plans.    Neither Parent nor any ERISA Affiliate now or within the five year period preceding the date hereof, has maintained, established, sponsored, participated in, or contributed to, any Parent Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code.

(d)  Multiemployer Plans.    At no time has Parent or any of its ERISA Affiliates contributed to any Multiemployer Plan.

(e)  No Post-Employment Obligations.    No Parent Employee Plan or Parent Employment Agreement provides, or has any material liability to provide, retiree life insurance or retiree health benefits to any Parent employee for any reason, except (i) as may be required by COBRA, the Americans with Disabilities Act of 1990, as amended, the Health Insurance Portability and Accountability Act of 1996, as amended, the Women’s Health and Cancer Rights Act of 1998, the FMLA, and the regulations thereunder or other applicable law or statute, (ii) benefits the full cost of which is borne by the current or former Parent employee or other beneficiary).

3.12    Disclosure.    The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company’s stockholders or Parent’s stockholders, at the time of the Company Stockholders’ Meeting, at the time of the Parent Stockholders’ Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting which has become false or misleading. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

3.13    Parent Contracts.    Neither Parent nor any of its subsidiaries is in breach or default under, and neither Parent nor any of its subsidiaries has received written notice that it has materially breached or defaulted, any of the terms or conditions of any Parent Material Contract in such a manner as would have a Material Adverse Effect on Parent. As used in this paragraph, “Parent Material Contract” means any “material contracts” (as that term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Parent (including any agreement that is required to be filed in a future filing) and any Contract to which Parent is a party, the termination of which would have a Material Adverse Effect on Parent.

3.14    Brokers’ and Finders’ Fees.    Except for fees payable to Lehman Brothers Inc., Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.15    Board Approval.    The Board of Directors of Parent has, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified (i) approved this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the Parent Common Stock in the Merger, (ii) reserved for issuance sufficient shares of Parent Common Stock to consummate the transactions contemplated hereby, and (iii) unanimously recommended that the stockholders of Parent approve the issuance of the Parent Common Stock in the Merger.

3.16    Fairness Opinion.    Parent’s Board of Directors has received an opinion from Lehman Brothers Inc., dated as of August 6, 2003, to the effect that, as of such date, the aggregate consideration paid by Parent in the Merger is fair, from a financial point of view, to Parent, and will deliver to Company a copy of such opinion as soon as practicable after a written copy thereof is executed.

3.17    DGCL Section 203.    Neither Parent nor any affiliate is, or has been during the past three years, an “interested stockholder” (as defined in Section 203 of Delaware Law) of Company, other than as contemplated by this Agreement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1    Conduct of Business by Company.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Legal Requirements, pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use all reasonable efforts consistent with past practices and policies to (i) keep intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) maintain its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, Company will promptly notify Parent of any material event involving its business, operations or financial condition.

In addition, without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as set forth in Part 4.1 of the Company Disclosure Letter, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, without the prior written consent of Parent, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(a)  Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company Restricted Stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options or grant any stock appreciation right, phantom stock award, stock-related award or performance award (in each case payable in shares) to any person (including any Company employee);

(b)  Grant any severance or termination pay to any employee, director or consultant of Company or any of its subsidiaries except pursuant to written agreements in effect, or policies existing, on the date hereof and as previously disclosed in writing to Parent, or adopt any new severance plan or enter into any employment, severance, termination or indemnification agreement with any person or enter into any collective bargaining agreement;

(c)  Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

(d)  Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e)  Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(f)  Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of Company Options, and (ii) shares of Company Common Stock issuable to participants in the Company ESPP consistent with the terms thereof;

(g)  Cause, permit or propose any amendments to the Company Charter Documents;

(h)  Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company and its subsidiaries or enter into any joint ventures, strategic relationships or alliances;

(i)  Other than in the conduct of its business in the ordinary course consistent with past practice after good faith prior consultation with Parent, sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company and its subsidiaries, other than non-exclusive software licenses for less than $25,000 in the ordinary course of business and consistent with past practice;

(j)  Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company or any of its subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice; (ii) pursuant to existing credit facilities in the ordinary course of business and consistent with past practice; or (iii) loans, investments or guarantees by Company or any of its subsidiaries to, in or of it or any of its subsidiaries;

(k)  Make any increase in or commitment to increase any Company Employee Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend (other than any amendment required by law or regulation) any Company Employee Plan other than any adoption, amendment or commitment that will not confer any additional material benefit on any employee or make any contribution, other than regularly scheduled contributions, to any Company Employee Plan or make any material oral or written representation or commitment with respect to any material aspect of any Company Employee Plan that is not materially in accordance with the existing written terms and provision of such Company Employee Plan;

(l)  Increase in any manner the amount of compensation (including equity compensation, whether payable in cash or otherwise) or employee benefits of (including rights to indemnification), pay any bonus (including any cash performance award) to any employee, director or consultant of Company or any subsidiary of Company other than in the ordinary course of business, consistent with past practice or enter into any agreement with any Company employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered in favor of the Company employee upon the occurrence of a transaction involving Company of the nature contemplated hereby;

(m)  Change in any material respect any management policies or procedures;

(n)  Make any material capital expenditures outside of the ordinary course of business in excess of $100,000 individually or $300,000 in the aggregate;

(o)  Materially modify, amend or terminate any Company Contract (including any Key Customer Contract) or waive, release or assign any material rights or claims thereunder without the prior written consent of Parent which shall not be unreasonably withheld;

(p)  Enter into any Contract with regard to the acquisition or licensing of any Intellectual Property (as defined in Section 2.9) other than licenses, distribution Contracts, or other similar Contracts entered into in the ordinary course of business consistent with past practice;

(q)  Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

(r)  Engage in any action with the intent to adversely impact any of the transactions contemplated by this Agreement, including with respect to any Takeover Statute;

(s)  (A) Make any loans or advances, other than extensions of credit to customers, distributors, OEMs and resellers in the ordinary course of business consistent with past practice or employee advances for travel, entertainment and relocation expenses made in the ordinary course of business consistent with past practices provided such employee loans are in compliance with applicable law, or (B) make any capital contributions to, or investments in, any other person;

(t)  Make or change any Tax election or adopt or change any accounting method, enter into any closing agreement, settle or compromise any claim or assessment in respect of material Taxes or consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes;

(u)  (A) Pay, discharge, settle or satisfy any claims (including any Tax claim), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction for money, of claims, liabilities, obligations or litigation (x) in the ordinary course of business consistent with past practice or in accordance with their terms, of claims not in excess of $50,000 individually or $150,000 in the aggregate or (y) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP, or (B) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Company or any of its subsidiaries is a party or of which Company or any of its subsidiaries is a beneficiary;

(v)  Grant any exclusive rights with respect to any Intellectual Property;

(w)  Enter into or renew any Contracts containing, or otherwise subject the Surviving Corporation or Parent to, any non-competition, exclusivity or other material restrictions on Company or the Surviving Corporation or Parent, or any of their respective businesses, following the Closing;

(x)  Engage in any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(y)  Hire or offer to hire any new employee, except that Company may, after giving notice to Parent, hire or offer to hire (at salaries substantially similar to the previous employee) new employees to replace employees whose employment ends after the date hereof;

(z)  Enter into any Contract requiring Company or any of its subsidiaries to pay in excess of an aggregate of $200,000; or

(aa)  Agree in writing or otherwise commit to take any of the actions described in Sections 4.1(a) through (z) above.

4.2    Conduct of Business of Parent.    Except as expressly contemplated by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, without the prior written consent of Company, Parent shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(a)  Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(b)  Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Parent, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(c)  Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of Parent Common Stock pursuant to the exercise of Parent options or assumed Company Options, and (ii) shares of Parent Common Stock issuable to participants in the Parent ESPP (or the Company ESPP before it is terminated) consistent with the terms thereof;

(d)  Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Parent and its subsidiaries;

(e)  Cause, permit or propose any amendments to the Parent Charter Documents;

(f)  Make any change in accounting methods, principles or practices except as required by GAAP;

(g)  Agree in writing or otherwise commit or negotiate to take any of the actions described in Sections 4.2(a) through (f) above.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1    Proxy Statement/Prospectus; Registration Statement; Antitrust and Other Filings.

(a)  As promptly as practicable after the execution of this Agreement, Parent and Company will prepare and file with the SEC, the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will provide each other with any information which may be required in connection with the preparation and filing of the Proxy Statement/Prospectus and the Registration Statement. Each of Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and Parent and Company will cause the Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. Promptly after the date of this Agreement, each of Company and Parent will prepare and file (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties (the “Antitrust Filings”) and (ii) any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, state or foreign laws relating to the Merger and the transactions contemplated by this Agreement (the “Other Filings”). Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 5.1.

(b)  Each of Company and Parent will notify the other promptly (i) upon the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Antitrust Filing or Other Filing or (ii) upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Antitrust Filings or Other Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Antitrust Filing or Other Filing. Except where prohibited by applicable Legal Requirements, and subject to the mutual confidentiality agreement, dated as of July 18, 2003 (the “Confidentiality Agreement”), each of Company and Parent shall consult with the other prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby; provided that with respect to any such filing, presentation or submission, each of Parent and Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information or where such properties or information is subject to the attorney-client privilege (it being understood that the participation and cooperation contemplated herein is not intended to constitute, nor shall be deemed to constitute, any form of direct or indirect waiver of the attorney-client privilege maintained by any party hereto). Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder.

5.2    Meeting of Company Stockholders; Board Recommendation.

(a)  Promptly after the date hereof, Company will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene and hold the Company Stockholders’ Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval and adoption of this Agreement and approval of the Merger. Parent and Company shall use all reasonable efforts to hold their respective stockholder meetings on the same date. Subject to Section 5.2(c), Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to obtain such approvals and to secure the vote or consent of its stockholders required by the rules of the Nasdaq Stock Market, Delaware Law and its Certificate of Incorporation and Bylaws. Notwithstanding

anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Company’s stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting. Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Company in connection with the Company Stockholders’ Meeting are solicited, in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of the Nasdaq Stock Market and all other applicable legal requirements. Company’s obligation to call, give notice of, convene and hold the Company Stockholders’ Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal (as defined in Section 5.4), or Superior Offer (as defined below), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company with respect to this Agreement or the Merger.

(b)  Subject to Section 5.2(c): (i) the Board of Directors of Company shall recommend that Company’s stockholders vote in favor of and approve and adopt this Agreement and approve the Merger at the Company Stockholders’ Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Company has recommended that Company’s stockholders vote in favor of and approve and adopt this Agreement and approve the Merger at the Company Stockholders’ Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company’s stockholders vote in favor of and approve and adopt this Agreement and approve the Merger.

(c)  Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its recommendation in favor of approval and adoption of this Agreement and approval of the Merger and the Board of Directors of Company may, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, a “Company Change of Recommendation”) if, prior to the Company Stockholders’ Meeting, (i) a Superior Offer is made to Company and is not withdrawn, (ii) Company shall have provided written notice to Parent no later than twenty-four hours after receiving such Superior Offer (a “Notice of Superior Offer”) advising Parent that Company has received a Superior Offer and that it intends (or may intend) to change its recommendation and the manner and timing in which it intends (or may intend) to do so, specifying all of the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer, (iii) Company shall have provided to Parent a copy of all written materials delivered to the person or group making the Superior Offer and made available to Parent all other materials and information made available to the person or group making the Superior Offer together with a complete list identifying all such materials and information, (iv) Parent shall not have, within three business days of Parent’s receipt of the Notice of Superior Offer, made an offer that Company’s Board of Directors by a majority vote determines in its good faith judgment (after consultation with a financial advisor of national standing) to be at least as favorable to Company’s stockholders as such Superior Offer (it being agreed that the Board of Directors of Company shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof), (v) the Board of Directors of Company concludes in good faith, after receipt of advice of its outside counsel, that, in light of such Superior Offer, the failure of the Board of Directors of Company to effect a Company Change of Recommendation would reasonably be likely to result in a breach of its fiduciary obligations to Company’s stockholders under applicable law and (vi) Company shall not have breached any of the restrictions set forth in Section 5.4(a), 5.4(b) or this Section 5.2. Company shall provide Parent with the same amount of prior notice provided to the members of Company’s Board of Directors (but in no event less than twenty-four hours) of any meeting of Company’s Board of Directors at which Company’s Board of Directors is reasonably expected to consider any Acquisition Proposal to determine whether such Acquisition Proposal is a

Superior Offer. Nothing contained in this Section 5.2(c) shall limit Company’s obligation to hold and convene the Company Stockholders’ Meeting (regardless of whether there shall have been a Company Change of Recommendation).

For purposes of this Agreement, “Superior Offer” shall mean, with respect to a particular company, an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of such party or a majority of the total outstanding voting securities of such party and as a result of which the stockholders of such party immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board of Directors of such party has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of the Merger and is reasonably capable of being consummated.

(d)  Nothing contained in this Agreement shall prohibit Company or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that the Board of Directors of Company shall comply with Sections 5.2(c) and 5.2(d) prior to taking and disclosing such position. Nothing in this Agreement shall prohibit the members of the Board of Directors of Company from exercising their duties of disclosure and candor under Delaware Law.

5.3    Meeting of Parent Stockholders; Board Recommendation.

(a)  Promptly after the date hereof, Parent will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene and hold the Parent Stockholders’ Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon the approval and adoption of this Agreement, the approval of the Merger and approval of the issuance of Parent Common Stock in connection with the Merger. Subject to Section 5.3(c), Parent will use all reasonable efforts to solicit from its stockholders proxies in favor of the approval of the issuance of Parent Common Stock in the Merger and will take all other action necessary or advisable to obtain such approvals and to secure the vote or consent of its stockholders required by the rules of the Nasdaq Stock Market, Delaware Law and its Certificate of Incorporation and Bylaws. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Parent’s stockholders in advance of a vote on the approval and adoption of this Agreement, the approval of the Merger and approval of the issuance of Parent Common Stock in connection with the Merger or, if as of the time for which the Parent Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting. Parent shall ensure that the Parent Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Parent in connection with the Parent Stockholders’ Meeting are solicited, in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of the Nasdaq Stock Market and all other applicable legal requirements. Parent’s obligation to call, give notice of, convene and hold the Parent Stockholders’ Meeting in accordance with this Section 5.3(a) shall not be limited to or otherwise affected by any withholding, withdrawal, amendment or modification of the recommendation of the Board of Directors of Parent with respect to the Parent Stockholder Approvals.

(b)  Subject to Section 5.3(c): (i) the Board of Directors of Parent shall recommend that Parent’s stockholders vote in favor of the approval and adoption of this Agreement, the approval of the Merger and approval of the issuance of Parent Common Stock in connection with the Merger at the Parent Stockholders’ Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Parent has recommended that Parent’s stockholders vote in favor of the approval and adoption of this Agreement, the approval of the Merger and approval of the issuance of Parent Common Stock in connection with the Merger at the Parent Stockholders’ Meeting; and (iii) neither the Board of Directors of Parent nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Company, the recommendation of the Board of Directors of Parent that Parent’s stockholders vote in favor of and approve and adopt this Agreement, approve of the Merger and approve the issuance of Parent Common Stock in connection with the Merger.

(c)  Nothing in this Agreement shall prevent the Board of Directors of Parent from withholding, withdrawing, amending or modifying its recommendation in favor of the approval and adoption of this Agreement, the approval of the Merger and approval of the issuance of Parent Common Stock in connection with the Merger and the Board of Directors of Parent may, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, a “Parent Change of Recommendation”) if, prior to the Parent stockholder meeting, (i) a Superior Offer is made to Parent and is not withdrawn, (ii) the Board of Directors of Parent concludes in good faith, after receipt of advice of its outside counsel, that, in light of such Superior Offer, the failure of the Board of Directors of Parent to effect a Parent Change of Recommendation would reasonably be likely to result in a breach of its fiduciary obligations to Parent’s stockholders under applicable law and (iii) Parent shall not have breached any of the restrictions set forth in Section 5.4(c) or this Section 5.3. Nothing contained in this Section 5.3(c) shall limit Parent’s obligation to hold and convene the Parent Stockholders’ Meeting (regardless of whether there shall have been a Parent Change of Recommendation).

(d)  Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that the Board of Directors of Parent shall comply with Section 5.3(c) prior to taking or disclosing such position. Nothing in this Agreement shall prohibit the members of the Board of Directors of Parent from exercising their duties of disclosure and candor under Delaware Law.

5.4    No Solicitation.

(a)  From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, intentionally facilitate, support or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or deliver or make available to any person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal; provided, however, that prior to obtaining the Company Stockholder Approvals, this Section 5.4(a) shall not prohibit Company from delivering or making available nonpublic information regarding Company and its subsidiaries to, or entering into discussions with, any person or group who has submitted (and not withdrawn) to Company an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of Company concludes in good faith (after receipt of advice of its outside legal counsel and a financial advisor of national standing) that doing so is reasonably likely to result in a Superior Offer if (1) neither Company nor any representative of Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4(a) or 5.4(b), (2) the Board of Directors of Company concludes in good faith, after receipt of advice of its outside counsel, that the failure of the Board of Directors of Company to take such action would reasonably be likely to result in a breach of its fiduciary obligations to Company’s stockholders under applicable law, (3) Company gives Parent written notice no later than twenty-four hours after receiving such Acquisition Proposal of the identity of such person or group and all of the material terms and conditions of such Acquisition

Proposal and of Company’s intention to deliver or make available nonpublic information to, or enter into discussions with, such person or group, (4) prior to delivering or making available any such non-public information to, or entering into any such discussions with, such person or group, Company receives from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to Company’s confidential information as the Confidentiality Agreement (as defined in Section 5.1) and (5) contemporaneously with delivering or making available any such nonpublic information to such person or group, Company delivers such non-public information to Parent (to the extent such nonpublic information has not been previously delivered by Company to Parent and, to the extent previously delivered, Company delivers a complete list identifying all such non-public information). The Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4(a) by Company.

For purposes of this Agreement, “Acquisition Proposal” shall mean, with respect to a particular company, any offer or proposal (other than an offer or proposal by Parent) relating to, or involving: (A) any acquisition or purchase from such party by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of such party or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the total outstanding voting securities of such party or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving such party pursuant to which the stockholders of such party immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any material portion of the assets of such party and its subsidiaries; or (C) any liquidation or dissolution of such party.

(b)  In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company shall as promptly as practicable and in any event within twenty-four hours advise Parent orally and in writing of any request for non-public information which Company reasonably believes may lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Company reasonably believes may lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will (i) keep Parent informed as promptly as practicable in all material respects of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such request, Acquisition Proposal or inquiry and (ii) provide to Parent as promptly as practicable a copy of all written and other materials and information provided to Company in connection with any such request, Acquisition Proposal or inquiry.

(c)  From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, without the prior written consent of Company (which shall not be unreasonably withheld), Parent and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, intentionally facilitate, support or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or deliver or make available to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal; provided, however, that prior to obtaining the Parent Stockholder

Approval, this Section 5.4(c) shall not prohibit Parent from delivering or making available non-public information regarding Parent and its subsidiaries to, or entering into discussions with, any person or group who has submitted (and not withdrawn) to Parent an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of Parent concludes in good faith (after receipt of advice of its outside legal counsel and a financial advisor of national standing) that doing so is reasonably likely to result in a Superior Offer if (1) neither Parent nor any representative of Parent and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4(c), (2) the Board of Directors of Parent concludes in good faith, after receipt of advice of its outside counsel, that the failure of the Board of Directors of Parent to take such action would reasonably be likely to result in a breach of its fiduciary obligations to Parent’s stockholders under applicable law and (3) Parent gives Company written notice no later than twenty-four hours after receiving such Acquisition Proposal of the identity of such person or group and all of the material terms and conditions of such Acquisition Proposal and of Parent’s intention to deliver or make available nonpublic information to, or enter into discussions with, such person or group. Parent and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Parent or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Parent or any of its subsidiaries shall be deemed to be a breach of this Section 5.4(c) by Parent.

(d)  In addition to the obligations of Parent set forth in paragraph (c) of this Section 5.4, Parent shall as promptly as practicable and in any event within twenty-four hours advise Company orally and in writing of any request for non-public information which Parent reasonably believes may lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Parent reasonably believes may lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Parent will keep Company informed as promptly as practicable in all material respects of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such request, Acquisition Proposal or inquiry.

5.5    Confidentiality; Access to Information.

(a)  Confidentiality Agreement.    The parties acknowledge that Company and Parent have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms.

(b)  Access to Information.    Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, properties, results of operations and personnel of Company, as Parent may reasonably request; provided, however, that Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to Company requires Company to restrict or prohibit access to any such properties or information. No information or knowledge obtained in any investigation pursuant to this Section 5.5 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.6    Notification of Certain Matters.    Each of Company and Parent will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any material litigation relating to, involving or otherwise affecting Company, Parent or their respective subsidiaries. Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.7    Public Disclosure.    Parent and Company will consult with each other, and to the extent reasonably practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any other announcement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq Stock Market. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

5.8    Reasonable Efforts.    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to effect an Action of Divestiture.

“Action of Divestiture” means (i) making proposals, executing or carrying out agreements or submit to Legal Requirements providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets that are material to Parent, Company or any of their respective subsidiaries or the holding separate of Company capital stock, stock of Merger Sub or stock of the Surviving Corporation, or imposing or seeking to impose any limitation on the ability of Parent, Company or any of their respective subsidiaries to conduct their respective businesses or own such assets or to acquire, hold or exercise full rights of ownership of Company’s business or shares of Company capital stock (or shares of stock of the Surviving Corporation) or (ii) otherwise taking any step to avoid or eliminate any impediment which may be asserted under any Legal Requirement governing competition, monopolies or restrictive trade practices.

5.9    Third Party Consents.    Parent and Company will each use all reasonable efforts to obtain, as soon as practicable following the date hereof, any consents, waivers and approvals under any of its or its subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.

5.10    Stock Options; ESPP and Employee Benefits.

(a)  At the Effective Time, each outstanding Company Option, whether or not then exercisable, will be converted into an option to purchase Parent Common Stock. Each Company Option so converted will continue to have, and be subject to, substantially the same terms and conditions, except that (i) each converted Company Option shall be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such converted Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Continuous employment or service with Company or its subsidiaries shall be credited to the optionee for all purposes, including for purposes of determining the vesting of all converted Company Options after the Effective Time. “Option Exchange Ratio” means the sum of (i) the Stock Exchange Ratio and (ii) the fraction obtained by dividing (x) the Per Share Cash Consideration by (y) the average closing price of a share of Parent Common Stock for the five trading days immediately preceding, but not including, the Closing Date. The conversion of Company Options provided for in this Section 5.10(a) with respect to any Company Options that are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code and otherwise in a manner designed to preserve incentive stock option treatment.

(b)  Following the Effective Time, except as set forth in Section 5.10(d), employees who are continuing employees of Company or the Surviving Corporation shall be entitled to participate in the employee benefit arrangements in which similarly situated Parent employees are participants. To the extent requested in writing by Parent no later than ten business days prior to the Closing Date, Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the date immediately preceding the Closing Date, any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “401(k) Plans”) in accordance with the provisions of the 401(k) Plans and applicable law. Upon the request of Parent, Company and its subsidiaries agree that they shall terminate any and all group severance, separation, retention and salary continuation plans, programs, agreements or arrangements prior to the Closing Date other than agreements that by their terms cannot be unilaterally terminated by Company.

(c)  With respect to each employee benefit plan, program, practice or policy of Parent or the Surviving Corporation, or any of their affiliates (each, a “Parent Plan”), each continuing employee shall be given credit under such Parent Plan for all service with Company or any predecessor employer for all purposes, including for purposes of determining eligibility, participation, vesting, benefit accrual, benefit levels, severance and vacation accrual and for all other purposes for which such service is either taken into account or recognized, except for purposes of benefit accrual under a defined benefit pension plan or for purposes of new equity awards. Notwithstanding the foregoing, except for purposes of tax qualified plans, in no event shall credit be provided to the extent that similarly situated employees of Parent would not receive such credit. Parent and the Surviving Corporation shall give continuing employees credit under those of its applicable Parent Plans that are welfare benefit plans and in which continuing employees become eligible to participate at or following the Effective Time, for all co-payments made, amounts credited toward deductibles and out-of-pocket maximums, and time accrued against applicable waiting periods, by continuing employees (including their eligible dependents), in respect of the plan year in which the Effective Time occurs. Notwithstanding the foregoing, this Section 5.10(c) is not intended to provide continuing employees with a duplication of benefits.

(d)  As of the Effective Time, Parent shall assume the Company ESPP and each purchase right then outstanding thereunder shall be converted into a right to acquire Parent Common Stock with such adjustments as are appropriate to satisfy the requirements of Section 423 of the Code and other applicable law, and, to the extent consistent with the foregoing, to preserve the value inherent in such purchase right with no material detrimental effects on the holders thereof. Notwithstanding the foregoing, the Company ESPP and all Purchase Dates under the Company ESPP shall terminate on January 31, 2004 or such later date as mutually agreed between Parent and Company, at which time continuing employees shall be eligible to participate in Parent’s Section 423 plan. With respect to matters described in this Section 5.10(d), Company will consult with Parent (and consider in good faith the advice of Parent) prior to sending any material notices or other communication materials to its employees.

5.11    Form S-8.    Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to converted Company Options as soon as is reasonably practicable, but in no event later than ten business days after the Effective Time and shall maintain the effectiveness of such registration statement for so long as any of such converted Company Options remain outstanding.

5.12    Indemnification.

(a)  From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification Contracts between Company and its directors and officers as of the Effective Time (the “Indemnified Parties”) and any indemnification provisions under Company’s Certificate of Incorporation or Bylaws as in effect on the date hereof, in each case, subject to applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law.

(b)  For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect, if available, directors’ and officers’ liability insurance coverage for those persons who are currently covered by Company’s directors’ and officers’ liability insurance policy on terms substantially similar to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend on an annual basis in excess of 150% of the annual premium currently paid by Company for such coverage (or such coverage as is available for such 150% of such annual premium).

(c)  This Section 5.12 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties.

5.13    Nasdaq Listing.    Parent agrees to authorize for listing on the Nasdaq Stock Market the shares of Parent Common Stock issuable, and those required to be reserved for issuance (including in connection with assumed Company Options), in connection with the Merger, effective upon official notice of issuance.

5.14    Takeover Statutes.

(a)  No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to any Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and Company and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

5.15    Section 16 Matters.    Company shall and, provided that Company delivers to Parent the Section 16 Information (as defined below) in advance of the meeting of Parent’s Board of Directors where such matters are scheduled to be discussed, Parent shall use all reasonable efforts (to the extent permitted under applicable law) to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” shall mean information regarding the Company Insiders, the number of shares of Company capital stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in connection with the Merger, and the number and description of the Company Options held by each such Company Insider and expected to be converted into options for Parent Common Stock in connection with the Merger. “Company Insiders” shall mean those individuals who are or will be subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to Parent or Company.

5.16    Parent Board of Directors.    The Board of Directors of Parent shall take all actions reasonably necessary, including increasing the size of the Board of Directors of Parent, such that effective immediately upon the Closing, Mahmood M. Panjwani and one designee of Company, who is an independent member of the Board of Directors of Company, acceptable to the Board of Directors of Parent (each, a “Company Designee”) shall become members of the Board of Directors of Parent.

5.17    Tax Treatment as Reorganization.    Neither Parent, Merger Sub nor Company shall, and they shall not permit any of their respective subsidiaries to, take any action or cause any action to be taken prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code and shall use all reasonable efforts to cause the Merger to so qualify. Parent, Merger Sub and Company shall, and shall cause their respective subsidiaries to, take the position for all purposes that the Merger qualifies as a reorganization under that Section of the Code. Parent, Merger Sub and Company shall, and shall cause their respective subsidiaries to, cooperate and use all reasonable efforts in obtaining the opinions described in Sections 6.2(e) and 6.3(d). Parent, Merger Sub and Company shall, and shall cause their respective subsidiaries to use all reasonable efforts to provide Skadden, Arps, Slate, Meagher & Flom LLP and Fenwick & West LLP with such representations or certificates as may reasonably be required to enable such counsel to render the opinions referred to in the preceding sentences.

5.18    Company Credit Facilities.    No later than the Closing, Company shall (i) cause all third party indebtedness for borrowed money of Company and its subsidiaries (excluding trade payables, lease obligations and similar obligations) or guarantees by Company or any of its subsidiaries of any third party indebtedness to be paid in full or otherwise settled, (ii) cause all agreements relating to such indebtedness (including security agreements) to be terminated, and (iii) cause all security interests, liens or other encumbrances securing such indebtedness to be released and shall file all UCC termination statements necessary to perfect or give notice of the release of such security interests.

5.19    Company Affiliates; Restrictive Legend.    Company will use all reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each person listed on Part 2.21 of the Company Disclosure Letter, an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 in a form provided by Parent and reasonably acceptable to Company. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any such Company affiliate, and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, an appropriate restrictive legend stating in substance that such shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and that the transferability of such shares is therefore restricted but that such legend shall be removed by Parent upon receipt of an opinion of counsel that such legend may be removed.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1    Conditions to Obligations of Each Party to Effect the Merger.    The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)  Stockholder Approvals.    The Company Stockholder Approvals shall have been obtained by the requisite vote of the stockholders of Company under applicable law and the Company Charter Documents. The Parent Stockholder Approvals shall have been obtained by the requisite vote of the stockholders of Parent under applicable law and the Parent Charter Documents.

(b)  Registration Statement Effective; Proxy Statement.    The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

(c)  No Order; HSR Act; Governmental Consents.    No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or been terminated. All material required approvals or consents of any Governmental Entity (including foreign antitrust approvals or consents) in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained.

(d)  Nasdaq Listing.    The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq Stock Market, subject to official notice of issuance.

(e)    No Restraints.    There shall not be pending or overtly threatened any action, proceeding or hearing by any Governmental Entity (i) seeking to restrain or prohibit the Merger or (ii) seeking to require Parent or any of its subsidiaries to effect an Action of Divestiture.

6.2    Additional Conditions to Obligations of Company.    The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

(a)  Representations and Warranties.    The representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a Material Adverse Effect on Parent; provided, that the representations and warranties of Parent and Merger Sub in Sections 3.2, 3.3 and 3.4(a), (b)(i), (b)(ii) and (c) shall be true and correct in all material respects. It being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded. Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(b)  Agreements and Covenants.    Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(c)  Material Adverse Effect.    No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement and be continuing.

(d)  Director Appointment.    Each of the Company Designees shall have been appointed to be members of the Board of Directors of Parent as of, and conditioned upon, the Effective Time.

(e)  Tax Opinion.    Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing as of such time, for United States federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if Skadden, Arps, Slate, Meagher & Flom LLP does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to Company if Fenwick & West LLP renders such opinion to Company. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may receive and rely upon representations including those contained in this Agreement or in certificates of officers of Company and Parent or others.

6.3    Additional Conditions to the Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)  Representations and Warranties.    The representations and warranties of Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a Material Adverse Effect on Company; provided, that the representations and warranties of Company in Sections 2.2, 2.3 and 2.4(a), (b)(i), (b)(ii) and (c) shall be true and correct in all material respects. It being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded. Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by the Chief Executive Officer or Chief Financial Officer of Company.

(b)  Agreements and Covenants.    Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer or Chief Financial Officer of Company.

(c)  Material Adverse Effect.    No Material Adverse Effect with respect to Company shall have occurred since the date of this Agreement and be continuing.

(d)  Tax Opinion.    Parent shall have received an opinion of Fenwick & West LLP, dated as of the date of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing as of such time, for United States federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if Fenwick & West LLP does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to Parent if Skadden, Arps, Slate, Meagher & Flom LLP renders such opinion to Parent. In rendering such opinion, Fenwick & West LLP may receive and rely upon representations including those contained in this Agreement or in certificates of officers of Company and Parent or others.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of Company or Parent:

(a)  by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

(b)  by either Company or Parent if the Merger shall not have been consummated by January 31, 2004 (the “Outside Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)  by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d)  by either Company or Parent, if the Company Stockholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company where the failure to obtain such stockholder approval shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a breach by such party of this Agreement;

(e) by either Company or Parent, if the Parent Stockholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Parent stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Parent where the failure to obtain such stockholder approval shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a breach by such party of this Agreement;

(f)  by Parent (at any time prior to obtaining the Company Stockholder Approvals by the required vote of Company stockholders) if a Parent Triggering Event (as defined below) shall have occurred;

(g)  by Company (at any time prior to obtaining the Parent Stockholder Approvals by the required vote of Parent stockholders) if a Company Triggering Event (as defined below) shall have occurred;

(h)  by Company, either (i) upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, or (ii) if a Material Adverse Effect on Parent shall have occurred; provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent, or Material Adverse Effect on Parent, is curable prior to the Outside Date by Parent, then Company may not terminate this Agreement under this Section 7.1(h) for 30 days, with respect to an inaccuracy or breach, or 45 days, with respect to a Material Adverse Effect, after delivery of written notice from Company to Parent of such breach if Parent continues to exercise all reasonable efforts to cure such breach or Material Adverse Effect on Parent (it being understood that Company may not terminate this Agreement pursuant to this paragraph (h) if such breach by Parent or Material Adverse Effect on Parent is cured during such 30 or 45-day period, or if Company shall have materially breached this Agreement); or

(i)  by Parent, either (i) upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, or (ii) if a Material Adverse Effect on Company shall have occurred; provided that if such inaccuracy in Company’s representations and warranties or breach by Company, or Material Adverse Effect on Company, is curable prior to the Outside Date by Company, then Parent may not terminate this Agreement under this Section 7.1(i) for 30 days, with respect to an inaccuracy or breach, or 45 days, with respect to a Material Adverse Effect, after delivery of written notice from Parent to Company of such breach if Company continues to all commercially reasonable efforts to cure such breach or Material Adverse Effect on Company (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (i) if such breach by Company or Material Adverse Effect on Company is cured during such 30 or 45–day period, or if Parent shall have materially breached this Agreement).

For the purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (i) Parent’s Board of Directors or any committee thereof shall for any reason have withheld, withdrawn, amended or modified in a manner adverse to Company its recommendation in favor of the issuance of Parent Common Stock in the Merger; (ii) Parent shall have failed to include in the Proxy Statement/Prospectus the recommendation of Parent’s Board of Directors in favor of the issuance of Parent Common Stock in the Merger; or (iii) Parent’s Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of the issuance of Parent Common Stock in the Merger within 10 business days after Company requests in writing that such recommendation be reaffirmed.

For the purposes of this Agreement, a “Parent Triggering Event” shall be deemed to have occurred if: (i) Company’s Board of Directors or any committee thereof shall for any reason have withheld, withdrawn, amended or modified in a manner adverse to Parent its recommendation in favor of approval and adoption of this Agreement and approval of the Merger; (ii) Company shall have failed to include in Prospectus/Proxy Statement the recommendation of Company’s Board of Directors in favor of approval and adoption of this Agreement and approval of the Merger; (iii) Company’s Board of Directors fails to reaffirm its recommendation in favor of approval and adoption of this Agreement and approval of the Merger within 10 business days after Parent requests in writing that such recommendation be reaffirmed; (iv) Company’s Board of Directors or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; (v) Company shall have entered into any letter of intent or other contract accepting any Acquisition Proposal; (vi) Company shall have knowingly and materially breached any of the provisions of Sections 5.2 or 5.4; or (vii) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent, and Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

7.2    Notice of Termination; Effect of Termination.    Any proper termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3    Fees and Expenses.

(a)  General.    Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally (i) all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing with the SEC of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee(s) for the Antitrust Filings, in each case pursuant to Section 5.1.

(b)  Company Payments.    In the event that this Agreement is terminated (i) pursuant to Section 7.1(f) or (ii) as a result of the failure of Company to obtain the Company Stockholder Approvals if (A) prior to such termination, an Acquisition Proposal with respect to Company was publicly disclosed and (B) within 12 months following the termination of this Agreement, either an Acquisition (as defined in Section 7.3(d)) with respect to Company is consummated, or Company enters into a Contract providing for an Acquisition which is later consummated (whether during or after such 12-month period), then Company shall pay to Parent a fee equal to $6,000,000 in immediately available funds promptly but in no event later than two business days after the date of such termination, if terminated pursuant to clause (i) above, or two business days after the consummation of such Acquisition, if terminated pursuant to clause (ii) above.

(c)  Parent Payments.    In the event that this Agreement is terminated (i) pursuant to Sections 7.1(g) or (ii) as a result of the failure of Parent to obtain the Parent Stockholder Approvals if (A) prior to such termination, an Acquisition Proposal with respect to Parent was publicly disclosed and (B) within 12 months following the termination of this Agreement, either an Acquisition with respect to Parent is consummated or Parent enters into a Contract providing for an Acquisition which is later consummated (whether during or after such 12-month period), then Parent shall pay to Company a fee equal to $6,000,000 in immediately available funds promptly but in no event later than two business days after the date of such termination, if terminated pursuant to clause (i) above, or 20 days after the consummation of such Acquisition, if terminated pursuant to clause (ii) above.

(d)  Company and Parent acknowledge that (i) the agreements contained in Sections 7.3(b) and 7.3(c) are an integral part of the transactions contemplated by this Agreement, (ii) the amount of, and the basis for payment of, the termination fees described therein are reasonable and appropriate in all respects, and (iii) without these agreements, the other party would not enter into this Agreement. Accordingly, if either party fails to pay in a timely manner the termination fee due pursuant to Section 7.3(b) or 7.3(c), and, in order to obtain such payment, the other party makes a claim that results in a judgment for the amounts set forth in Section 7.3(b) or 7.3(c), the non-terminating party shall pay to the terminating party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 7.3(b) or 7.3(c) at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made. Payment of the fees described in Section 7.3(b) and 7.3(c) shall not be in lieu of damages incurred in the event of breach of this Agreement.

For the purposes of this Agreement, an “Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company or Parent, as applicable, pursuant to which the stockholders of Company or Parent, as applicable, immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Company or Parent or its subsidiaries of assets (in a transaction or series of transactions) representing in excess of 50% of the aggregate fair market value of Company’s or Parent’s business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company or Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Company or Parent.

7.4    Amendment.    Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Parent and Company; provided, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange or the Nasdaq Stock Market requires further approval by such stockholders without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and Company.

7.5    Extension; Waiver.    At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, except that Parent may not extend for the benefit of Merger Sub and vice versa, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Merger Sub to such extension or waiver. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1    Non-Survival of Representations and Warranties.    The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

8.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. Subject to the foregoing, all notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)  if to Parent or Merger Sub, to:

Interwoven, Inc.

803 11th Avenue

Sunnyvale, California 94089

Attention: Douglas Jones

Facsimile No.: (408) 774-2003

with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Attention: Douglas N. Cogen

                 Craig Menden

Facsimile No.: 650-938-5200

(b)  if to Company, to:

iManage, Inc.

950 Tower Lane, Suite 500

Foster City, California 94404

Attention: Mahmood M. Panjwani

Facsimile No.: (650) 356-1179

with a copy to:

Skadden, Arps, Slate, Meagher and Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

Attention: Kenton J. King

                 Celeste E. Greene

Facsimile No.: 650-470-4570

8.3    Interpretation; Certain Defined Terms.

(a)  When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

(b)  For purposes of this Agreement, the term “affiliates” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the first-mentioned person.

(c)  For purposes of this Agreement, the term “Contract” means any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or obligation of any nature that is legally binding and currently in force and effect.

(d)  For purposes of this Agreement, “Encumbrances” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(e)  For purposes of this Agreement, the term “knowledge” means with respect to a party hereto, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer or Chief Operating Officer has actual knowledge of such matter, after reasonable inquiry of their respective direct reports.

(f)  For purposes of this Agreement, the term “Material Adverse Effect” when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be (1) materially adverse to the business, assets (including intangible assets), capitalization, financial condition, operations or results of operations of such entity taken as a whole with its subsidiaries or (2) materially impede the ability of such entity to consummate the Merger within the time frame the Merger would otherwise be consummated in the absence of such Effect, provided however, that for purposes of clause (1) above, in no event shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (i) changes in general U.S. or world economic or capital market conditions or changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity in a disproportionate manner), (ii) stockholder class action, derivative or similar litigation arising from allegations of breach of fiduciary duty or misrepresentation in public disclosure relating to the Merger or the Merger Agreement, (iii) changes in the trading prices for such entity’s capital stock, (iv) any Effect resulting from compliance with the express terms and conditions of the Merger Agreement, (v) any Effect the announcement or pendency of the Merger, including any material loss of or adverse change in its relationship with any key employees, suppliers or customers, or any failure to keep intact or renew any agreements with customers or (vi) any failure by such entity to meet published revenue or earnings projections, which failure shall have occurred in the absence of a material deterioration in the business or financial condition of such entity that would otherwise constitute a Material Adverse Effect.

(g)  For purposes of this Agreement, the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(h)  For purposes of this Agreement, “subsidiary” of a specified entity will be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

8.4    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5    Entire Agreement; Third Party Beneficiaries.    This Agreement, its Exhibits and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Voting Agreements, the Parent Voting Agreements, the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to create any third party beneficiaries or confer upon any other person any rights or remedies hereunder (including under Section 5.10), except as specifically provided in Section 5.12.

8.6    Severability.    In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7    Other Remedies; Specific Performance.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.9    Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10    Assignment.    No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successor and permitted assigns.

8.11    Waiver Of Jury Trial.    EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized respective officers as of the date first written above.

INTERWOVEN, INC.

By:	/s/ MARTIN W. BRAUNS
Name: Martin W. Brauns Title: Chief Executive Officer

MAHOGANY ACQUISITION CORPORATION

By:	/s/ DOUGLAS JONES
Name: Douglas Jones Title: President

iMANAGE, INC.

By:	/s/ MAHMOOD PANJWANI
Name: Mahmood Panjwani Title: Chief Executive Officer

ANNEX B

FORM OF

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of August 6, 2003, by and between iManage, Inc., a Delaware corporation (“Target”), and the undersigned stockholder and/or optionholder (the “Stockholder”) of Interwoven, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below.

WHEREAS, as of the date hereof, Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of the outstanding capital stock of the Company, and such number of shares of capital stock of the Company issuable upon the exercise of outstanding options and warrants, as is indicated on Schedule A;

WHEREAS, concurrently with the execution of this Agreement, the Company, Mahogany Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of the Company (“MergerSub”) and Target are entering into an Agreement and Plan of Merger, dated as of the date hereof, and as may be amended from time to time (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Target will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Merger”) and all outstanding capital stock of Target will be converted into the right to receive cash and common stock of the Company, as set forth in the Merger Agreement; and

WHEREAS, as an inducement and a condition to entering into the Merger Agreement by Target, the Stockholder has agreed to vote the Shares (as defined below), so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Certain Definitions.    For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)  “Beneficially Own” or “Beneficial Ownership” means, with respect to securities, having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Act of 1934, as amended.

(b)  “Current Shares” means issued and outstanding shares of Company Common Stock owned of record and Beneficially Owned by the Stockholder as of the date hereof.

(c)  “Expiration Time” means the earliest to occur of (i) valid termination of the Merger Agreement pursuant to its terms, (ii) consummation of the Merger or (iii) the written agreement of the parties hereto to terminate this Agreement.

(d) “Shares” means: (i) Current Shares, (ii) all securities of the Company (including all options, warrants and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date of this Agreement and such other shares of capital stock of the Company over which the Stockholder has voting power as indicated on Schedule A, and (iii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Time.

(e) “Transfer” A Person shall be deemed to have effected a “Transfer” of a security if such person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein (including any voting interest), or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2.    Transfer of Shares.

(a)  No Transfer of Shares.    The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Time, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected, or discuss, negotiate or make any offer regarding any Transfer of any of the Shares without the prior written consent of Target other than the issuance of Company Common Stock to Stockholder in connection with the exercise by Stockholder of options to purchase Company capital stock. Notwithstanding the foregoing, Stockholder may Transfer Shares to a member of such Stockholder’s immediate family or to a trust or other entity created by such Stockholder for tax or estate planning purposes, provided, that any such transferee agrees to assume the obligations of the Stockholder hereunder with respect to any Shares so transferred.

(b)  No Transfer of Voting Rights.    The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Time, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement or commitment with respect to any of the Shares (other than, in each case, this Agreement and the Proxy (as defined in Section 4)).

3.    Agreement to Vote Shares.    Until the Expiration Time, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, the Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy, the Shares:

(a)  in favor of approval of the issuance of the shares of Company Common Stock in the Merger, and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

(b)  in favor of any matter that could reasonably be expected to facilitate the Merger, including waiving any notice that may be required relating to the Merger;

(c)  against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement;

(d)  against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

Prior to the Expiration Time, the Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4.    Irrevocable Proxy.    Concurrently with the execution of this Agreement, the Stockholder agrees to deliver and delivers to Target a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be coupled with an interest and, until the Expiration Time, be irrevocable to the fullest extent permissible by applicable law, with respect to the Shares.

5.    Representations and Warranties of the Stockholder.    The Stockholder hereby represents and warrants to Target that, as of the date hereof and at all times until the Expiration Time:

(a)  the Stockholder is (and will be, except with respect to any Shares that are Transferred in compliance with Section 2(a)) the Beneficial Owner of the Shares;

(b)  the Current Shares are, and the Shares will be, unless Transferred in compliance with Section 2(a), free and clear of any Encumbrances of any kind or nature;

(c)  the Stockholder does not and will not beneficially own any securities of the Company or rights to acquire any securities of the Company other than the Shares;

(d)  the Stockholder has and will have, with respect to all of the Shares, the legal capacity and all requisite power and authority to make, enter into and (except with respect to any Shares that are Transferred in compliance with to Section 2(a)) perform the terms of this Agreement and the Proxy;

(e)  this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity;

(f)  the execution and delivery of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby will not, conflict with or violate any material Legal Requirement or permit applicable to the Stockholder or result in any breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair the Stockholder’s rights or alter the rights or obligations of any third party under, any Contract applicable to the Shares, except where such conflicts, violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of the Stockholder to perform his obligations hereunder; and

(g)  except as expressly contemplated hereby, the Stockholder is not a party to, and the Shares are not subject to or bound in any manner by, any contract or agreement relating to the Shares, including without limitation, any voting agreement, option agreement, purchase agreement, stockholders’ agreement, partnership agreement or voting trust.

6.    Representations and Warranties of the Target.    Target hereby represents and warrants to the Stockholder that, as of the date hereof and at all times until the Expiration Time:

(a)  this Agreement has been duly and validly executed and delivered by Target and constitutes the valid and binding obligation of Target, enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity; and

(b)  the execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with or violate any material Legal Requirement or Permit applicable to Target, except where such conflicts, violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of Target to perform its obligations hereunder.

7.    Legending of Shares.    If so requested by Target, the Stockholder hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. The Stockholder hereby agrees that the Stockholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

8.    Consent and Waiver.    Stockholder (not in his or her capacity as a director or officer of the Company) agrees to give any consent or waiver that is reasonably required under the terms of any agreement to which such Stockholder is a party which consent or waiver is required solely because of the consummation of the Merger in accordance with the terms of the Merger Agreement.

9.    Miscellaneous.

(a)  Waiver.    No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by the other party hereto. The waiver of any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement.

(b)  Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. Subject to the foregoing, all notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)  if to Target, to:

iManage, Inc.

950 Tower Lane, Suite 500

Foster City, California 94041

Attention: Mahmood M. Panjwani

Facsimile No.: (650) 356-1179

with a copy to:

Skadden, Arps, Slate, Meagher and Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

Attention: Kenton J. King

                 Celeste E. Greene

Facsimile No.: 650-470-4570

(ii)  if to Stockholder, to the address set forth on the signature page of this Agreement, with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Attention: Douglas N. Cogen

                Craig Menden

Facsimile No.: 650-938-5200

(c)  Interpretation.    When reference is made in this Agreement to a Section, Schedule or Exhibit, such reference shall be to a Section, Schedule or Exhibit of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d)  Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(e)  Entire Agreement.    This Agreement and the Proxy constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be changed or modified, except by an agreement in writing specifically referencing this Agreement and executed by each of the parties hereto.

(f)  Severability.    In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision. This Agreement shall, and it is the intent of the parties that this Agreement shall, not preclude the Board of Directors of the Company or any member thereof from exercising their fiduciary duties as required by applicable law.

(g)  Specific Performance.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event of any such proceedings to enforce this agreement, the non-prevailing party will pay all costs and expenses incurred by the prevailing party, including all reasonable attorneys’ and experts’ fees.

(h)  Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(i)  Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(j)  Binding Effect; Assignment.    Stockholder may not assign either this Agreement or any of the rights, interests, or obligations hereunder without the prior written approval of Target. Any purported assignment in violation of this Section 8(j) shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(k)  Waiver of Jury Trial.    EACH OF TARGET AND THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF TARGET OR STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

iMANAGE, INC.

By:
Name: Title:

STOCKHOLDER:

Signature:
Name: Address: Address:

[SIGNATURE PAGE TO COMPANY VOTING AGREEMENT]

Schedule A

Stockholder	Number of Company Shares Owned	Number of Company Options and Warrants Owned

Exhibit A

IRREVOCABLE PROXY

The undersigned Stockholder of Interwoven, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints the executive officers and members of the Board of Directors of iManage, Inc., a Delaware corporation (“Target”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the Shares, as defined in the Voting Agreement of even date herewith by and between Target and the undersigned Stockholder (the “Voting Agreement”) in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Time (as defined in the Voting Agreement).

Until the Expiration Time, this Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest, is granted pursuant to the Voting Agreement, and is granted in consideration of Target entering into that certain Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), among the Company, Target and certain other parties thereto. The Merger Agreement provides for the merger of Target with and into a wholly-owned subsidiary of the Company in accordance with its terms (the “Merger”). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Time, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

(a)  in favor of approval of the issuance of the shares of Company common stock in the Merger, and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

(b)  in favor of any matter that could reasonably be expected to facilitate the Merger, including waiving any notice that may be required relating to Merger;

(c)  against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement;

(e)  against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

This Proxy is irrevocable (to the fullest extent permitted by law) until the Expiration Time and shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: August 6, 2003

Signature of Stockholder:

Print Name of Stockholder:

Shares Beneficially Owned:

shares of Company Common Stock

shares of Company Common Stock issuable upon exercise of outstanding options or warrants

[SIGNATURE PAGE TO IRREVOCABLE PROXY]

ANNEX C

FORM OF

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of August 6, 2003, by and between Interwoven, Inc., a Delaware corporation (“Parent”), Mahogany Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”) and the undersigned stockholder and/or optionholder (the “Stockholder”) of iManage, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below.

WHEREAS, as of the date hereof, Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of the outstanding capital stock of the Company, and such number of shares of capital stock of the Company issuable upon the exercise of outstanding options and warrants, as is indicated on Schedule A;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof, and as may be amended from time to time (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, the Company will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Merger”) and all outstanding capital stock of the Company will be converted into the right to receive cash and common stock of Parent, as set forth in the Merger Agreement; and

WHEREAS, as an inducement and a condition to entering into the Merger Agreement by Parent and Merger Sub, the Stockholder has agreed to vote the Shares (as defined below), so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Certain Definitions.    For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)  “Beneficially Own” or “Beneficial Ownership” means, with respect to securities, having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Act of 1934, as amended.

(b)  “Current Shares” means issued and outstanding shares of Company Common Stock owned of record and Beneficially Owned by the Stockholder as of the date hereof.

(c)  “Expiration Time” means the earliest to occur of (i) valid termination of the Merger Agreement pursuant to its terms, (ii) consummation of the Merger or (ii) the written agreement of the parties hereto to terminate this Agreement.

(d)  “Shares” means: (i) Current Shares, (ii) all securities of the Company (including all options, warrants and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date of this Agreement and such other shares of capital stock of the Company over which the Stockholder has voting power as indicated on Schedule A, and (iii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Time.

(e)  “Transfer” A Person shall be deemed to have effected a “Transfer” of a security if such person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein (including any voting interest), or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2.    Transfer of Shares.

(a)  No Transfer of Shares.    The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Time, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected, or discuss, negotiate or make any offer regarding any Transfer of any of the Shares without the prior written consent of Parent other than the issuance of Company Common Stock to Stockholder in connection with the exercise by Stockholder of Company Options. Notwithstanding the foregoing, Stockholder may Transfer Shares to a member of such Stockholder’s immediate family or to a trust or other entity created by such Stockholder for tax or estate planning purposes, provided, that any such transferee agrees to assume the obligations of the Stockholder hereunder with respect to any Shares so transferred and the Stockholder may Transfer Shares pursuant to the terms of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act in effect prior to the date hereof.

(b)  No Transfer of Voting Rights.    The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Time, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement or commitment with respect to any of the Shares (other than, in each case, this Agreement and the Proxy (as defined in Section 5)).

3.    Agreement to Vote Shares.    Until the Expiration Time, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, the Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy, the Shares:

(a)  in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

(b)  in favor of any matter that could reasonably be expected to facilitate the Merger, including waiving any notice that may be required relating to the Merger;

(c)  against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, including any proposal for the acquisition or purchase of the Company’s assets or capital stock by any Person (other than Parent);

(d)  against any other matter that could reasonably be expected to facilitate any acquisition or purchase of the Company’s assets or capital stock by any Person (other than Parent); and

(e)  against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

Prior to the Expiration Time, the Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4.    Waiver of Appraisal Rights.    The Stockholder agrees not to exercise any rights of appraisal and any dissenters’ rights that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

5.    Irrevocable Proxy.    Concurrently with the execution of this Agreement, the Stockholder agrees to deliver and delivers to Parent and Merger Sub a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be coupled with an interest and, until the Expiration Time, be irrevocable to the fullest extent permissible by applicable law, with respect to the Shares.

6.    Representations and Warranties of the Stockholder.    The Stockholder hereby represents and warrants to Parent and Merger Sub that, as of the date hereof and at all times until the Expiration Time:

(a)  the Stockholder is (and will be, except with respect to any Shares that are Transferred in compliance with Section 2(a)) the Beneficial Owner of the Shares;

(b)  the Current Shares are, and the Shares will be unless Transferred in compliance with Section 2(a), free and clear of any Encumbrances of any kind or nature;

(c)  the Stockholder does not and will not beneficially own any securities of the Company or rights to acquire any securities of the Company other than the Shares;

(d)  the Stockholder has and will have, with respect to all of the Shares, the legal capacity and all requisite power and authority to make, enter into and (except with respect to any Shares that are Transferred in compliance with to Section 2(a)) perform the terms of this Agreement and the Proxy;

(e)  this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity;

(f)  the execution and delivery of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby will not, conflict with or violate any material Legal Requirement or permit applicable to the Stockholder or result in any breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under or materially impair the Stockholder’s rights or alter the rights or obligations of any third party under any Contract applicable to the Shares, except where such conflicts, violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of the Stockholder to perform his obligations hereunder; and

(g)  except as expressly contemplated hereby, the Stockholder is not a party to, and the Shares are not subject to or bound in any manner by, any contract or agreement relating to the Shares, including without limitation, any voting agreement, option agreement, purchase agreement, stockholders’ agreement, partnership agreement or voting trust.

7.    Representations and Warranties of the Parent and Merger Sub.    Parent and Merger Sub hereby represent and warrant to the Stockholder that, as of the date hereof and at all times until the Expiration Time:

(a)  this Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes the respective valid and binding obligations of the Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity; and

(b)  the execution and delivery of this Agreement by the Parent and Merger Sub do not, and the consummation of the transactions contemplated hereby will not, conflict with or violate any material Legal

Requirement or Permit applicable to either Parent or Merger Sub, except where such conflicts, violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of either Parent or Merger Sub to perform its obligations hereunder.

8.    Legending of Shares.    If so requested by Parent, the Stockholder hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. The Stockholder hereby agrees that the Stockholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

9.    Consent and Waiver.    Stockholder (not in his or her capacity as a director or officer of the Company) agrees to give any consent or waiver that is reasonably required under the terms of any agreement to which such Stockholder is a party which consent or waiver is required solely because of the consummation of the Merger in accordance with the terms of the Merger Agreement.

10.    Miscellaneous.

(a)  Waiver.    No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by the other party hereto. The waiver of any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement.

(b)  Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. Subject to the foregoing, all notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)  if to Parent or Merger Sub, to:

Interwoven, Inc.

803 11th Avenue

Sunnyvale, California 94089

Attention: Douglas Jones

Facsimile No.: (408) 774-2003

with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Attention: Douglas N. Cogen

                 Craig Menden

Facsimile No.: 650-938-5200

(ii)  if to Stockholder, to the address set forth on the signature page of this Agreement, with a copy to:

Skadden, Arps, Slate, Meagher and Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

Attention: Kenton J. King

                 Celeste E. Greene

Facsimile No.: 650-470-4570

(c)  Interpretation.    When reference is made in this Agreement to a Section, Schedule or Exhibit, such reference shall be to a Section, Schedule or Exhibit of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d)  Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(e)  Entire Agreement.    This Agreement and the Proxy constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be changed or modified, except by an agreement in writing specifically referencing this Agreement and executed by each of the parties hereto.

(f)  Severability.    In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision. This Agreement shall, and it is the intent of the parties that this Agreement shall, not preclude the Board of Directors of the Company or any member thereof from exercising their fiduciary duties as required by applicable law.

(g)  Specific Performance.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event of any such proceedings to enforce this agreement, the non-prevailing party will pay all costs and expenses incurred by the prevailing party, including all reasonable attorneys’ and experts’ fees.

(h)  Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(i)  Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(j)  Binding Effect; Assignment.    Stockholder may not assign either this Agreement or any of the rights, interests, or obligations hereunder without the prior written approval of Parent. Any purported assignment in violation of this Section 8(j) shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(k)  Waiver of Jury Trial.    EACH OF PARENT, MERGER SUB AND THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

INTERWOVEN, INC.

By:
Name: Title:

MAHOGANY ACQUISITION CORPORATION

By:
Name: Title:

STOCKHOLDER:

Signature:
Name: Address: Address:

[SIGNATURE PAGE TO COMPANY VOTING AGREEMENT]

Schedule A

Stockholder	Number of Company Shares Owned	Number of Company Options and Warrants Owned

Exhibit A

IRREVOCABLE PROXY

The undersigned Stockholder of iManage, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints the executive officers and members of the Board of Directors of Interwoven, Inc., a Delaware corporation (“Parent”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the Shares, as defined in the Voting Agreement of even date herewith by and between Parent, Mahogany Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”) and the undersigned Stockholder (the “Voting Agreement”) in accordance with the terms of this Proxy. The Shares Beneficially Owned by the undersigned Stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Time (as defined in the Voting Agreement).

Until the Expiration Time, this Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest, is granted pursuant to the Voting Agreement, and is granted in consideration of Parent and Merger Sub entering into that certain Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), among Parent, Merger Sub and the Company. The Merger Agreement provides for the merger of the Company with and into Merger Sub in accordance with its terms (the “Merger”). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Voting Agreement and the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Time, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

(a)  in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

(b)  in favor of any matter that could reasonably be expected to facilitate the Merger, including waiving any notice that may be required relating to Merger;

(c)  against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, including any proposal for the acquisition or purchase of the Company’s assets or capital stock by any Person (other than Parent);

(d)  against any other matter that could reasonably be expected to facilitate any acquisition or purchase of the Company’s assets or capital stock by any Person (other than Parent); and

(e)  against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

This Proxy is irrevocable (to the fullest extent permitted by law) until the Expiration Time and shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: August     , 2003

Signature of Stockholder:

Print Name of Stockholder:

Shares Beneficially Owned:

shares of Company Common Stock

shares of Company Common Stock issuable upon exercise of outstanding options or warrants

[SIGNATURE PAGE TO IRREVOCABLE PROXY]

ANNEX D

LEHMAN BROTHERS

August 6, 2003

Board of Directors

Interwoven, Inc.

803 11th Avenue

Sunnyvale, CA 94089

Members of the Board:

We understand that Interwoven, Inc. (“Interwoven” or the “Company”) intends to enter into a transaction (the “Proposed Transaction”) whereby (i) iManage will merge with and into Mahogany Acquisition Corporation, a wholly owned subsidiary of the Company (the “Merger”), and (ii) upon effectiveness of the Merger, the shares of common stock of iManage will be converted into the right to receive, in the aggregate, approximately (a) 58.9 million shares of Interwoven common stock and (b) $29.4 million in cash, subject to adjustments for iManage option exercises prior to close. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of August 6, 2003 (the “Agreement”), among the Company, iManage and Mahogany Acquisition Corporation.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning Interwoven and iManage that we believe to be relevant to our analysis, including the proxy statement, Annual Report on Form 10-K for the fiscal year ended 2002 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 for the respective companies, (3) financial and operating information with respect to the business, operations and prospects of Interwoven and iManage furnished to us by Interwoven and iManage, respectively, including financial projections of the future financial performance of iManage prepared by the management of iManage, (4) a comparison of the trading histories of Interwoven and iManage’s common stock with each other and with those of other companies that we deemed relevant, (5) a comparison of the present financial condition and future financial performance of Interwoven and iManage with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, (7) the pro forma impact of the Proposed Transaction, including operating synergies, revenue enhancements and other strategic benefits expected by management of Interwoven to result from a combination of the businesses of Interwoven and iManage (the “Transaction Synergies”), and (8) published estimates of third party research analysts with respect to the future financial performance of iManage. In addition, we have had discussions with the managements of iManage and Interwoven concerning their respective business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of iManage that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.

With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates

D-1

and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon such projections in performing our analysis. With respect to the financial projections of iManage prepared by the management of iManage, upon advice of iManage we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of iManage as to the future financial performance of iManage and we have used such projections in performing our analysis. In addition, for purposes of our analysis, we also have used the published estimates of third party research analysts of the future financial performance of iManage. We have discussed these published estimates with the management of the Company and they have agreed with the appropriateness of the use of such published estimates, as well as the projections prepared by the respective managements of iManage and the Company, in arriving at our opinion. Upon the advice of iManage and the Company, we have assumed that the amount and timing of the Transaction Synergies are reasonable and that the Transaction Synergies will be realized substantially in accordance with such estimates. Upon the advice of the Company, we have further assumed that certain key employees of iManage have entered or will enter into employment agreements with the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of iManage and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/    LEHMAN BROTHERS INC.

D-2

ANNEX E

Thomas Weisel Partners

MERCHANT BANKING

August 4, 2003

Board of Directors

iManage, Inc.

950 Tower Lane, Suite 500

Foster City, California 94404

Gentlemen:

We understand that iManage, Inc., a Delaware corporation (“Seller”), Interwoven, Inc., a Delaware corporation (“Buyer”), and Mahogany Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of Buyer (“Merger Sub”), plan to enter into a Merger Agreement (the “Merger Agreement”), pursuant to which Seller will be merged with and into Merger Sub, which will be the surviving entity (the “Merger”). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Seller, we understand that each outstanding share of the common stock, $0.001 par value per share (“Seller Common Stock”), of Seller will be converted into and exchangeable for the right to receive 2.0943 shares of the common stock, $0.001 par value per share (“Buyer Common Stock”), of Buyer (the “Stock Consideration”), and $1.20 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

You have asked us for our opinion as investment bankers as to whether the Consideration to be received by the stockholders of Seller pursuant to the Merger is fair to such stockholders from a financial point of view, as of the date hereof. As you are aware, we were not requested to nor did we solicit or assist Seller in soliciting indications of interest from third parties for all or any part of Seller.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years and interim periods to June 30, 2003, publicly available research reports, forecasts and estimates, and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Seller and Buyer; (ii) reviewed the financial terms and conditions of a draft Merger Agreement dated August 4, 2003, and drafts of other related documents; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies in the software industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the technology industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Seller and Buyer certain information of a business and financial nature regarding Seller and Buyer, furnished to us by them, including financial forecasts and related assumptions of Seller and Buyer; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Seller’s counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

Thomas Weisel Partners LLC, One Montgomery Street, San Francisco, CA 94104

Direct 415.364.2500 www.tweisel.com

San Francisco | New York | Boston | Menlo Park | London

Board of Directors

iManage, Inc.

August 4, 2003

In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller and Buyer provided to us by their respective management and the publicly available forecasts and estimates, with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments at the time of preparation as to the future financial performance of Seller and Buyer and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller’s or Buyer’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel to Seller and independent accountants to Seller as to all legal and financial reporting matters with respect to Seller, the Merger and the Merger Agreement, including the legal status and financial reporting of litigation involving Seller. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. You have informed us, and we have assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed that the definitive merger agreement and other related agreements will not differ in any material respects from the drafts furnished to us. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

We have further assumed with your consent that the Merger will he consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder.

We have acted as financial advisor to Seller in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also performed various financial services for Seller and Buyer. In addition, we and/or our affiliates may be providing and may in the future provide financial or other services to other parties with conflicting interests to Seller including financial or other services to Buyer or to business competitors of Seller.

Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the stockholders of Seller pursuant to the Merger is fair to such stockholders from a financial point of view, as of the date hereof.

We are not expressing an opinion regarding the price at which the Buyer Common Stock may trade at any future time. The Stock Consideration to be received by the stockholders of Seller pursuant to the Merger is based upon a fixed exchange ratio and, accordingly, the market value of the Stock Consideration may vary significantly.

Board of Directors

iManage, Inc.

August 4, 2003

This opinion is directed to the Board of Directors of Seller in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to the stockholders and does not address the relative merits of the Merger and any alternatives to the Merger, Seller’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Seller, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in a proxy statement or prospectus filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Very truly yours,

/s/    THOMAS WEISEL PARTNERS LLC

THOMAS WEISEL PARTNERS LLC

ANNEX F

DELAWARE GENERAL CORPORATION LAW.

SECTION 262, APPRAISAL RIGHTS

§ 262 Appraisal Rights

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro-rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX G

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INTERWOVEN, INC.

Interwoven, Inc., a Delaware corporation, hereby certifies that the Fifth Amended and Restated Certificate of Incorporation of the corporation attached hereto as Exhibit “A”, which is incorporated herein by this reference, has been duly adopted by the corporation’s Board of Directors and stockholders in accordance with Sections 242 and 245 of the Delaware General Corporation Law, with the approval of the corporation’s stockholders.

IN WITNESS WHEREOF, said corporation has caused this Fifth Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer this      day of                     , 2003 and the foregoing facts stated herein are true and correct.

INTERWOVEN, INC.

By:

Martin W. Brauns President and Chief Executive Officer

Exhibit “A”

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INTERWOVEN, INC.

ARTICLE I

The name of the corporation is Interwoven, Inc.

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 1013 Centre Road, City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock which the corporation has authority to issue is 130,000,000 shares, consisting of two classes: 125,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share. Effective upon the filing of this Certificate of Amendment, each four (4) outstanding shares of Common Stock of the corporation will be combined into and automatically become one (1) outstanding share of Common Stock of the corporation and the authorized shares of the corporation shall remain as set forth in this Fifth Amended and Restated Certificate of Incorporation. No fractional share shall be issued in connection with the foregoing reverse stock split; all shares of capital stock so combined that are held by a stockholder will be aggregated subsequent to the foregoing reverse stock split and each fractional share resulting from such aggregation held by a shareholder shall be paid in cash the value of such fractional shares.

The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote, unless a vote of any other holders is required pursuant to a Certificate or Certificates establishing a series of Preferred Stock.

Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.

ARTICLE V

The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation and regulation of the powers of the corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

(A) The conduct of the affairs of the corporation shall be managed under the direction of its Board of Directors. The number of directors shall be fixed from time to time exclusively by resolution of the Board of Directors.

(B) Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE VII

To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation, as amended, includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); and

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s Bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered into indemnity agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s certificate of incorporation, as amended, and to provide additional procedural protections.

The Registrant maintains directors’ and officers’ liability insurance.

See also the undertakings set out in response to Item 22.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Registrant’s Third Amended and Restated Certificate of Incorporation	3.01
Registrant’s Restated Bylaws, as amended	3.03

In addition, the registrant has entered into various merger agreements and related registration rights agreements in connection with its acquisitions of and mergers with various companies under which the parties to those agreements have agreed to indemnify the registrant and its directors, officers, employees and controlling persons against specified liabilities, including liabilities arising under the Securities Act, the Exchange Act or other federal or state laws.

Item 21.    Exhibits and Financial Statement Schedule.

(a)  Exhibits

Incorporated By Reference
Exhibit No.	Exhibit	Form	Filing Date	Exhibit No.	Filed Herewith
2.01	Agreement and Plan of Merger, dated as of August 6, 2003, by and the Registrant, Mahogany Acquisition Corporation and iManage, Inc. (1)*				X
3.01	Third Amended and Restated Certificate of Incorporation	S-1	12/17/99	3.03
3.02	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation.	S-3	11/22/00	3.03
3.03	Fifth Amended and Restated Certificate of Incorporation (to be filed before completion of this offering, if the reverse stock proposal is approved by the Registrant’s stockholder). (2)				X
3.04	Amended and Restated Bylaws.	10-K/A	6/20/01	3.03
4.01	Form of Certificate for Common Stock.	S-1	7/27/99	4.01
4.02	Form of Voting Agreement dated as of August 6, 2003, by and between iManage, Inc. and certain stockholders of the Registrant. (3)				X
4.03	Form of Voting Agreement dated as of August 6, 2003, by and among the Registrant, Mahogany Acquisition Corporation and certain stockholders and/or optionholders of iManage, Inc. (4)				X
5.01	Opinion of Fenwick & West LLP.				X
8.01	Tax Opinion of Fenwick & West LLP.				X
8.02	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.				X
23.01	Consent of KPMG LLP, Independent Accountants, with respect to the Registrant.				X
23.02	Consent of PricewaterhouseCoopers LLP, Independent Auditors, with respect to the Registrant.				X
23.03	Consent of PricewaterhouseCoopers LLP, Independent Auditors, with respect to iManage, Inc.				X
23.04	Consent of Fenwick & West LLP (set forth in exhibits 5.01 and 8.01).				X
23.05	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (set forth in exhibit 8.02).				X
24.01	Power of Attorney (contained on signature page of this registration statement). †				X
99.01	Form of Proxy of the Registrant.				X
99.02	Form of Proxy of iManage, Inc.				X
99.03	Consent of Lehman Brothers Inc., Financial Advisor to the Registrant.†				X
99.04	Consent of Thomas Weisel Partners, LLC, Financial Advisor to iManage, Inc. (5)				X

*	Certain schedules have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
†	Previously filed.
(1)	Included with Annex A to the joint proxy statement/prospectus forming a part of this registration statement.
(2)	Included with Annex G to the joint proxy statement/prospectus forming a part of this registration statement.
(3)	Included with Annex B to the joint proxy statement/prospectus forming a part of this registration statement.
(4)	Included with Annex C to the joint proxy statement/prospectus forming a part of this registration statement.
(5)	Included with Annex E to the joint proxy statement/prospectus forming a part of this registration statement.

Item 22.    Undertakings.

(a)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, state of California, on the 7th of October, 2003.

INTERWOVEN, INC.

By:	/s/ DAVID M. ALLEN

David M. Allen Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer:

*MARTIN W. BRAUNS Martin W. Brauns	President, Chief Executive Officer and Chairman	October 7, 2003

Principal Financial Officer and Principal Accounting Officer:

/s/ DAVID M. ALLEN David M. Allen	Senior Vice President and Chief Financial Officer	October 7, 2003

Additional Directors:

*RONALD E.F. CODD Ronald E.F. Codd	Director	October 7, 2003

*FRANK J. FANZILLI, JR. Frank J. Fanzilli, Jr.	Director	October 7, 2003

*KATHRYN C. GOULD Kathryn C. Gould	Director	October 7, 2003

*ANTHONY ZINGALE Anthony Zingale	Director	October 7, 2003

*By:	/S/ DAVID M. ALLEN	October 7, 2003
David M. Allen Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Exhibit
5.01	Opinion of Fenwick & West LLP.
8.01	Tax Opinion of Fenwick & West LLP.
8.02	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.01	Consent of KPMG LLP, Independent Auditors, with respect to the Registrant.
23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to the Registrant.
23.03	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to iManage, Inc.
99.01	Form of Proxy of the Registrant.
99.02	Form of Proxy of iManage, Inc.